

Notice of 2025 Virtual Annual Meeting of Stockholders and Proxy Statement

Viavi Solutions Inc.

November 12, 2025, at
10:00 a.m. Mountain Time



1445 South Spectrum Blvd, Suite 102
Chandler, Arizona 85286

(408) 404-3600

Fiscal Year 2025 ("FY25") Virtual Annual Meeting of Stockholders and Proxy Statement

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, WE ENCOURAGE YOU TO READ THIS PROXY STATEMENT AND SUBMIT YOUR PROXY OR VOTING INSTRUCTIONS AS SOON AS POSSIBLE.

PLEASE REFER TO (I) THE INSTRUCTIONS OF THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS YOU RECEIVED IN THE MAIL, (II) THE SECTION ENTITLED GENERAL INFORMATION ABOUT THE ANNUAL MEETING BEGINNING ON PAGE 94 OF THIS PROXY STATEMENT, OR (III) IF YOU REQUESTED TO RECEIVE PRINTED PROXY MATERIALS, YOUR ENCLOSED PROXY CARD.

IMPORTANT NOTICE REGARDING THE PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON NOVEMBER 12, 2025: The Notice of Annual Meeting, Proxy Statement and the Annual Report on Form 10-K for the fiscal year ended June 28, 2025, are available free of charge at the following website: *www.edocumentview.com/VIAV*

GO GREEN!

REGISTER ELECTRONICALLY FOR STOCKHOLDER MATERIALS

Viavi Solutions Inc. is pleased to take advantage of the Securities and Exchange Commission (the “SEC”) rules allowing companies to furnish this Proxy Statement and Annual Report over the internet to holders of our common stock. We believe that this e-proxy process, also known as “Notice and Access” will expedite the receipt of proxy materials by our stockholders, reduce our printing and mailing expenses and reduce the environmental impact of producing the materials required for our annual meeting of stockholders.

You should refer to the “General Information About the Annual Meeting” portion of the following Proxy Statement or contact our Investor Relations hotline at 408-404-6305 for assistance regarding instructions on how to register for and access our Proxy Statement and Annual Report online.



Dear Stockholders:

The independent directors of Viavi Solutions Inc. (“VIAVI”) and I are inviting you to attend VIAVI’s 2025 Annual Meeting of Stockholders, which will be held virtually on November 12, 2025, at 10:00 a.m. Mountain Time. As we approach the 2025 Annual Meeting, I would like to share with you some of our business and financial results from FY25 as well as recent stockholder engagement efforts and responsible business initiatives.

Business and Financial Results

FY25 marked a return to growth for VIAVI. This performance was fueled by diversification into the data center ecosystem and aerospace and defense markets, alongside stabilization and early signs of recovery in our traditional businesses. Demand for lab, production, and field products was particularly strong in the Network and Service Enablement segment, while wireless and cable products remained pressured by the lack of major network upgrades among leading service providers. Our aerospace and defense business delivered solid results, driven by positioning, navigation and timing products, and our anticounterfeiting business returned to a more balanced state following a period of inventory consumption.

During FY25, we prioritized our capital allocation towards M&A activities with the acquisition of Inertial Labs and the pending acquisition of Spirent Communications plc’s High-Speed Ethernet and Network Security Testing businesses. We also repurchased approximately 2 million shares of our common stock for about $16.4 million.

We expect our diversification strategy to be a growth driver for fiscal year 2026 (“FY26”), driven by continued strong demand from the data center ecosystem and aerospace and defense customers, with some expected recovery in our traditional end markets. Our long-term focus remains on executing against our strategic priorities to drive revenue and earnings growth, capture market share and continue to optimize our capital structure. We remain positive on our long-term growth drivers and will continue to focus on executing our strategic priorities.

Stockholder Engagement

We recognize the importance of regular and transparent communication with our stockholders, and we aim to engage with our stockholders on a regular basis. In FY25, we engaged with stockholders representing approximately 45% of our outstanding shares, who generally did not raise any significant concerns regarding our business. We will continue to seek out and consider stockholder feedback in the future.

Responsible Business Initiatives

In light of the challenging macroeconomic environment over the past several years, we continued to focus on ensuring ongoing alignment of our responsible business practices with our business strategy. The Sustainability Executive Steering Committee exercised oversight with respect to our responsible business and sustainability programs, investments and goals and worked to balance the near-term needs of the business and our sustainability priorities.

FY25 Virtual Annual Meeting

We have designed the virtual 2025 Annual Meeting to provide for the same rights and opportunities to participate as stockholders would have at an in-person meeting. Details regarding how to access the virtual meeting via the internet and the business to be conducted at the meeting are more fully described in the accompanying Notice of 2025 Annual Meeting of Stockholders and Proxy Statement. Whether or not you plan to attend the meeting, please vote as your vote is important.

Masood A. Jabbar, who has served on VIAVI’s Board since 2006, expressed a desire not to be renominated, and was not renominated as a result. The Board is grateful to Mr. Jabbar for his dedication, many years of service, and contributions as a director of our Company.

On behalf of the Board of Directors, we would like to express our appreciation for your continued support of VIAVI.

Sincerely,

Oleg Khaykin
President and Chief Executive Officer
October 3, 2025

Richard E. Belluzzo
Chair of the Board
October 3, 2025



Table of Contents



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NOTICE OF 2025 VIRTUAL ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON NOVEMBER 12, 2025

Virtual Meeting Logistics



Date	Time	Live Webcast
Wednesday, November 12, 2025	10:00 a.m., Mountain Time	https://meetnow.global/MV64DKT Access begins at 9:30 a.m., Mountain Time



Items of Business

Stockholders will be asked to vote on the following matters at the 2025 Virtual Annual Meeting of Stockholders (the "2025 Annual Meeting") of VIAVI (also referred to as the "Company," "we," "our," and "us"):

PROPOSAL		BOARD VOTING RECOMMENDATION	PAGE REFERENCE (FOR MORE DETAIL)
Management Proposals			
Proposal 1. Election of Directors The Board of Directors (the "Board," and each member a "Director") believes that each of the Director nominees has the knowledge, experience, skills and background necessary to contribute to an effective and well-functioning Board.	✓	Vote **FOR** each Director nominee	26
Proposal 2. Ratification of the Appointment of PricewaterhouseCoopers LLP as VIAVI's independent registered public accounting firm for fiscal year 2026 The Audit Committee and the Board believe that the continued retention of PricewaterhouseCoopers LLP to serve as VIAVI's independent auditors is in the best interests of VIAVI and its stockholders.	✓	Vote **FOR**	38
Proposal 3. Approval, in a Non-Binding Advisory Vote, of the Compensation for Named Executive Officers The Board believes that the compensation of our named executive officers ("NEOs") as disclosed in this Proxy Statement for FY25 is well aligned with VIAVI's performance and the interests of our stockholders.	✓	Vote **FOR**	42
Proposal 4. Amendment and Restatement of our 2003 Equity Incentive Plan The Compensation Committee and the Board believe that it is in the best interest of stockholders to approve the amendment and restatement of our 2003 Equity Incentive Plan.	✓	Vote **FOR**	43
Proposal 5. Amendment and Restatement of our Certificate of Incorporation to Include an Officer Exculpation Provision The Board believes that it is in the best interest of stockholders to approve the amendment and restatement of the Certificate of Incorporation to include an officer exculpation provision.	✓	Vote **FOR**	54

Stockholders will also consider any other business properly brought before the meeting or any adjournment or postponement thereof.



Important Meeting Information

This summary provides an overview of selected information in this year's Proxy Statement. We encourage you to read the entire Proxy Statement before voting.

Record Date

Stockholders of record as of September 23, 2025 will be able to vote and participate in the 2025 Annual Meeting of Stockholders using the control number included on their Notice of Internet Availability of Proxy Materials, proxy card or on the instructions that accompanied their proxy materials. Each share of common stock of the Company is entitled to one vote for each Director nominee and one vote for each of the other proposals.

Proxy Materials

Please note that we are providing proxy materials and access to our Proxy Statement to our stockholders via our website instead of mailing printed copies to each of our stockholders. By doing so, we save costs and reduce our impact on the environment.

Beginning on or about October 3, 2025, we will mail or otherwise make available to each of our stockholders a Notice of Internet Availability of Proxy Materials, which contains instructions on how to access our proxy materials and vote by telephone or through the internet and includes instructions on how to receive a paper copy of the proxy materials by mail. If you attend the 2025 Annual Meeting virtually, you may withdraw your proxy and vote online during the 2025 Annual Meeting if you so choose.

Technical Issues

Contact 1-888-724-2416 (toll-free) or +1 781-575-2748 (international) or review the instructions on the virtual meeting website if you experience any technical difficulties or have trouble accessing the virtual meeting.

Asking Questions

During the meeting, questions can only be submitted in the question box provided at: https://meetnow.global/MV64DKT

Your Vote is Important

Whether or not you plan to attend the meeting, we encourage you to read this Proxy Statement and submit your proxy or voting instructions as soon as possible. Please refer to (i) the instructions of the Notice of Internet Availability of Proxy Materials you received in the mail, (ii) the section entitled General Information About the Annual Meeting beginning on page 94 of this Proxy Statement, or (iii) if you requested to receive printed proxy materials, your enclosed proxy card.

By Order of the Board of Directors,

Oleg Khaykin

President and Chief Executive Officer

Chandler, Arizona

October 3, 2025

IMPORTANT NOTICE REGARDING THE PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON NOVEMBER 12, 2025: The Notice of Annual Meeting, Proxy Statement and the Annual Report on Form 10-K for the fiscal year ended June 28, 2025, are available free of charge at the following website: *www.edocumentview.com/VIAV*

VIAVI at a Glance


$1.08B
ANNUAL REVENUE
FY25


3,700+
EMPLOYEES


3B+
OPTICAL PRODUCTS
SHIPPED


300+
CHANNEL
PARTNERS


527K SQ. FT.
U.S.
MANUFACTURING
CAPACITY


30
DISTINCT MARKET
SEGMENTS


3,100+
PATENTS ISSUED


31
COUNTRIES WITH
VIAVI EMPLOYEES


1.8M+
INSTRUMENTS
IN USE


127+
COUNTRIES SELL
VIAVI PRODUCTS

Our Values

The following six VIAVI business values articulate the cultural identity for VIAVI and provide shared understanding of expectations across the Company.





Exhibit Business Acumen



Manage Complexity & Ambiguity



Take Informed Risks



Cultivate Innovation



Foster a Winning Culture



Drive Vision & Purpose

Fiscal Year 2025 Financial Performance

Net Revenues up 8.4% year-over-year	GAAP Operating Margin up 320 basis points year-over-year to	Total Consolidated GAAP EPS increased 225.0% year-over-year to
$1.08 Billion	**5.3%**	**$0.15[(1)]**

Capital Returned to Stockholders in FY25	Non-GAAP Operating Margin up 270 basis points year-over-year to	Total Consolidated non-GAAP EPS up 42.4% year-over-year to
$16.4 Million	**14.2%[(1)]**	**$0.47[(1)]**

(1) Appendix A includes a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures.

Compensation Discussion and Analysis Highlights

Compensation Policies and Practices

Our commitment to designing an executive compensation program that is consistent with responsible financial and risk management is reflected in the following policies and practices:



What We Do

- **Compensation Committee is comprised 100% of independent Directors.**
- **Independent compensation consultant retained by the Compensation Committee.**
- **Balance short and long-term incentives, cash and equity and fixed and variable pay elements.**
- **Performance-based annual equity awards comprising approximately 60% of the overall equity allocation to the Chief Executive Officer ("CEO") and 50% to the rest of the NEOs.**
- **Require one-year minimum vesting for equity awards, subject to certain limited exceptions.**
- **Maintain a clawback policy that applies to both cash incentives and equity awards.**
- **Assess and mitigate compensation risk.**
- **Solicit an annual advisory vote on named executive officer compensation.**
- **Maintain stock ownership guidelines.**



What We Don't Do

- No employment agreements that provide for multi-year guarantees of salary increases, bonuses, or equity compensation without further Board or Compensation Committee approval.
- No repricing or repurchasing of underwater stock options without stockholder approval.
- No dividends or dividend equivalents on unearned awards.
- No pledging or hedging of VIAVI securities.
- No "single trigger" change in control acceleration of vesting for equity awards.
- No excessive perquisites.
- No excessive cash severance payments or benefits.
- No executive pension plans.
- No supplemental executive retirement plans.
- No "golden parachute" tax gross-ups.

Incentive Program – Pay-for-Performance Highlights

As described more fully in the Compensation Discussion and Analysis (CD&A) section of this Proxy Statement, our NEOs are compensated in a manner consistent with our performance-based pay philosophy and corporate governance best practices:

- **Pay for Performance:** Align executive compensation to the success of our business objectives and the VIAVI growth strategy.
- **Competitiveness:** Provide competitive compensation that attracts and retains top-performing executive officers.
- **Outperformance:** Motivate executive officers to achieve results that exceed our strategic plan targets.
- **Stockholder Alignment:** Align the interests of executive officers and stockholders through the managed use of long-term incentives.
- **Balance:** Set performance goals that reward an appropriate balance of short and long-term results.
- **Internal Pay Equity:** Review of internal pay equity amongst executive officers.


2024 Say-On-Pay Vote Results
(percentage for, based on votes cast)
94.0%

94% of votes cast (for or against) were voted in favor of our executive compensation program at the Company's annual meeting in 2024.

FY25 CEO Target Total Direct Compensation

63% performance-based and 92% at risk


Performance-based (63%)
8%
10%
29%
Long-Term (82%)
53%
At-Risk (92%)


Salary
Annual Incentive Bonus
MSUs (based on TSR with three overlapping performance periods of one, two, and three years)
RSUs (vest annually over 3 years, with 1/3 vesting on each anniversary of the date of grant)

FY25 Incentive Plan Results (CEO)

FY25 VPP Payout	MSUs Earned in FY25	FY25 Performance
$190,687 for H1 of FY25	FY2022 MSUs: **51.00%** of 3rd tranche earned	**40.3** percentile TSR ranking
	FY2023 MSUs: **15.33%** of 2nd tranche earned	**29.6** percentile TSR ranking
$385,875 for H2 of FY25	FY2024 MSUs: **41.67%** of 1st tranche earned	**37.5** percentile TSR ranking

CEO Compensation and Performance Alignment


$9.4m
$5.8m
$11.1m
$11.2m
FY24
FY25
Target Pay
Realizable Pay

See page 58 of the CD&A for more information.

Corporate Governance

VIAVI believes that good corporate governance is an important component in enhancing investor confidence in the Company and increasing stockholder value. Continuing to develop and implement best practices throughout our corporate governance structure is a fundamental part of our strategy to enhance performance by creating an environment that increases operational efficiency and ensures long-term productivity growth. We believe good corporate governance practices also ensure alignment with stockholder interests by promoting fairness, transparency, and accountability in our business activities.

Corporate Governance Highlights

We are vocal advocates for the adoption of sound corporate governance policies that include strong Board leadership and strategic deliberation, prudent management practices and transparency.

Highlights of our governance practices, among others, include:

Sound Governance Practices

- Annual Election of Directors
- Majority voting for Directors in uncontested elections
- Executive sessions of independent Directors
- Procedures for stockholders to communicate directly with the Board
- Stock ownership requirements for Directors and executives
- Annual advisory vote on executive compensation
- No pledging or hedging of VIAVI securities
- No multi-voting or non-voting stock
- Robust training and compliance programs, with close to 100% employee participation in our Code of Business Conduct Training

Independence and Board Composition

- Non-executive, independent Board Chair
- All committees are comprised of independent Directors.
- All members of the Audit Committee are “audit committee financial experts” as defined under the rules of the SEC.
- All Director nominees have a wide range of skills, experience, backgrounds and qualifications.

Review and Oversight

- Annual Board, individual Director and committee evaluations
- Risk oversight by Board and committees, including with respect to cybersecurity
- Annual review of committee charters and Corporate Governance Guidelines

Board Leadership

The Board has determined that it is in the best interest of the Company to maintain separate Board Chair and Chief Executive Officer positions. The Board believes that having an independent Director serve as Chair is the most appropriate leadership structure, as this enhances its independent oversight of management, reinforces the Board's ability to exercise its independent judgment to represent stockholder interests, and strengthens the objectivity and integrity of the Board. Moreover, we believe an independent Chair can more effectively lead the Board in objectively evaluating the performance of management, including the Chief Executive Officer, and guide it through appropriate Board governance processes. Richard Belluzzo serves as our independent Chair of the Board.

The duties of the Chair of the Board and Chief Executive Officer are set forth in the table below:

Chair of the Board	Chief Executive Officer
▪ Sets the agenda of and presides over Board meetings ▪ Contributes to Board governance and Board processes ▪ Communicates with all Directors on key issues and concerns outside of Board meetings ▪ Acts as the principal point of contact between management and the Board ▪ Presides over meetings of stockholders	▪ Sets strategic direction for the Company ▪ Creates and implements the Company's vision and mission ▪ Leads the affairs of the Company, subject to the overall direction and supervision of the Board and its committees and subject to such powers as reserved by the Board and its committees

Director Independence

In accordance with applicable Nasdaq listing standards, the Board, on an annual basis, affirmatively determines the independence of each Director and nominee for election as a Director. The Board has determined that each of its current non-employee Directors is an "independent director" as that term is defined by the applicable Nasdaq listing standards. The Board has also determined that each member of the Board's standing committees is independent in accordance with applicable Nasdaq listing standards and SEC rules for the applicable committee.

In making the determination of the independence of our Directors, the Board considered whether there were any transactions between VIAVI and entities associated with our Directors or members of their immediate families, including transactions involving VIAVI and investments in companies in which our Directors or their affiliated, and determined there were none. Additionally, there are no family relationships among any of our executive officers and Directors.

9 of 10 Directors are Independent



Audit Committee	Independent	✓
Compensation Committee	Independent	✓
Corporate Development Committee	Independent	✓
Governance Committee	Independent	✓

Board Composition and Experience

The Governance Committee regularly reviews the overall composition of the Board and its committees to assess whether it reflects the appropriate mix of skills, experience, backgrounds and qualifications that are relevant to VIAVI's current and future global business and strategy.[(1)]

Composition of Director Nominees Reflects Alignment with Long-Term Strategy
Key Board Statistics:



8 out of 9 of our Director nominees are independent (89%). **3 out of 9** of our Director nominees are female (33%)



VIAVI regularly reviews board committee leadership, succession, and composition.



Ongoing board refreshment: 2 members of our current board were appointed in the last calendar year.

The Board considers length of tenure when reviewing nominees in order to maintain overall balance of experience, continuity, and fresh perspective.

45%	33%	22%
0 – 5 YEARS	6 – 10 YEARS	10+ YEARS

65

(Average Age)

Our Director nominees also bring a range of age and experience. The average age of our Director nominees is 65. Additionally, as part of our approach to board refreshment we maintain a mandatory retirement age in our Corporate Governance Guidelines. Under our current guidelines, Directors who reach the age of 76 are required to retire at the next annual meeting of the Company's stockholders.

(1) For the purpose of the figures presented on this page, this information relates to our Director nominees for the 2025 Annual Meeting and is as of October 3, 2025. Tor Braham left the Board effective November 6, 2024 and Masood A. Jabbar's tenure as a Director will end at the 2025 Annual Meeting.

Risk Oversight

We take a comprehensive approach to risk management as we believe risk can arise in every decision and action taken by the Company, whether strategic or operational. Our comprehensive approach is reflected in the reporting processes by which our management provides timely and comprehensive information to the Board to support the Board's role in oversight, approval and decision-making. Our Board committees assist the Board in fulfilling its risk oversight responsibilities. Generally, the committee with subject matter expertise in a particular area is responsible for overseeing the management of risk in that area.

THE BOARD

The Board, as a whole and through its committees, has the ultimate responsibility for the oversight of risk management. Our Board regularly receives updates from management and outside advisors regarding material risks the Company faces, including operational, economic, financial, legal, regulatory, cybersecurity and information technology and sustainability risks. The full Board (or the appropriate committee in the case of risks that are reviewed by a particular committee) receives these reports from those responsible for the relevant risk to better understand our risk exposures and the steps that management may take to monitor and control these exposures. When any of the committees receives a report related to material risk oversight, the chair of the relevant committee reports on the discussion to the full Board.

AUDIT COMMITTEE

The Audit Committee oversees significant risks and exposures, assesses the steps management has taken to minimize such risks to the Company and discusses policies with respect to risk assessment and risk management, and coordinates the Board's oversight of the Company's internal controls over financial reporting and disclosure controls and procedures, as well as the Company's cybersecurity and information technology risks, controls and procedures.

COMPENSATION COMMITTEE

The Compensation Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs as well as succession planning for senior executives and human capital management.

GOVERNANCE COMMITTEE

The Governance Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks associated with board organization, membership and structure, corporate governance and responsible business initiatives and sustainability topics.

MANAGEMENT

Management is responsible for the day-to-day supervision of risk. The Company periodically conducts comprehensive enterprise risk assessment surveys covering key functional areas and business units. The results are reviewed and discussed by senior management and presented to the full Board. Senior management attends Board meetings, provides presentations on operations including significant risks, and is available to address any questions or concerns raised by the Board.

Information Security Oversight

Our Board considers risks from cybersecurity threats as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other information technology risks. As set forth in its charter, our Audit Committee, comprised fully of independent directors, is responsible for oversight of risk, including cybersecurity and information security risks. Our Audit Committee has established a Cybersecurity Steering Committee consisting of four independent directors, Laura Black (who serves as Chair of the Cybersecurity Steering Committee), Eugenia M. Corrales, Douglas Gilstrap and Joanne Solomon, as well as our Chief Information Officer (CIO), our Chief Information Security Officer (CISO) and other members of our management representing a variety of teams and functions including legal, finance, and internal audit. Members of our Cybersecurity Steering Committee have work experience managing cybersecurity and information security risks, an understanding of the cybersecurity threat landscape and/or knowledge of emerging privacy risks.

The purpose of the Cybersecurity Steering Committee is to oversee our compliance with reasonable and appropriate organizational, physical, administrative and technical measures designed to protect the confidentiality, integrity, availability, security and operations of our information technology systems, transactions, and data owned by us, by providing guidance and oversight of our information technology and cybersecurity program.

The Cybersecurity Steering Committee generally meets on a quarterly basis and receives reports from the CISO and CIO of our cybersecurity and information security risk management and strategies, covering topics such as data security posture, results from third-party assessments, progress towards key initiatives, our incident response plan, and cybersecurity threat risks, incidents and developments. The Cybersecurity Steering Committee generally delivers reports and updates to the Audit Committee once a quarter.

The Audit Committee or, at the Audit Committee's instruction, the Cybersecurity Steering Committee regularly briefs the full Board on these matters, and the Board receives regular updates on the status of the information security program, including but not limited to relevant cyber threats, roadmap and key initiative updates, and the identification and management of information security risks. Our full Board reviews cybersecurity related opportunities as they relate to our business strategy, and cybersecurity-related matters are also factored into business continuity planning. We have protocols by which certain cybersecurity incidents are escalated within the Company and, where appropriate, reported to the Audit Committee.

For more information on cybersecurity risk management, strategy and governance, please see Item 1C. Cybersecurity in our Annual Report on Form 10-K for the fiscal year ended June 28, 2025.

Our Information Security Oversight Structure


Information Security Team

Cybersecurity Steering Committee

Audit Committee

The Board

Human Capital Management Oversight.

The VIAVI culture is made up of the contributions of our approximately 3,700 employees worldwide (as of August 31, 2025) working across 31 countries. VIAVI is committed to promoting and maintaining an inclusive work environment that provides equal opportunities to everyone. We seek to empower our employees to develop their career through on the job experiences, by providing access to ongoing learning and building critical skills.

The CEO and the Senior Vice President of Human Resources are responsible for the development of our People Strategy and execute this with the support of the Executive Management Team. We regularly update and partner with the Compensation Committee of the Board of Directors on human capital matters. The VIAVI People Strategy articulates our talent priorities and provides the road map for the execution of human capital management in support of our business strategy.

The Board and Its Committees

The Board has four standing committees: the Audit Committee, Compensation Committee, Corporate Development Committee, and Governance Committee. Our Audit, Compensation, Corporate Development, and Governance Committees operate pursuant to charters that have been approved by the Board, are reviewed at least annually and are available on our website at investor.viavisolutions.com/governance/committee-charters/default.aspx.

The table below indicates the composition of each of the committees of our Board (as of October 3, 2025):

DIRECTORS	Richard E. Belluzzo	Keith Barnes	Laura Black	Richard John Burns	Donald Colvin	Eugenia M. Corrales	Douglas Gilstrap	Oleg Khaykin	Masood Jabbar[1]	Joanne Solomon
	Chair of the Board	Financial Expert			Financial Expert	Financial Expert			Financial Expert	Financial Expert
AUDIT COMMITTEE					Committee Chairperson	Committee Member			Committee Member	Committee Member
COMPENSATION COMMITTEE	Committee Member	Committee Chairperson		Committee Member			Committee Member			
CORPORATE DEVELOPMENT COMMITTEE			Committee Chairperson		Committee Member				Committee Member	
GOVERNANCE COMMITTEE	Committee Chairperson	Committee Member	Committee Member							

Chair of the Board | Committee Member | Committee Chairperson | Financial Expert

(1) Masood A. Jabbar's tenure as a Director will end at the 2025 Annual Meeting.

Board Meetings and Director Attendance

During FY25, the Board held 10 meetings. Each Director attended at least 75% of the aggregate of all meetings of the Board and any committees on which they served during FY25 after becoming a member of the Board or after being appointed to a particular committee.

The Company encourages, but does not require, its Board members to attend the 2025 Annual Meeting. All nine then-current Directors attended the 2024 Annual Meeting.

FY25 Average Board Meeting Attendance

98%

Audit Committee

Responsibilities

The primary responsibilities of the Audit Committee are to:

- Be directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditor;
- Oversight of risk management and compliance; Review and pre-approve all audit services and permissible non-audit services to be performed by the Company's independent auditor;
- Review the Company's quarterly and annual financial statements and related management discussion and analysis and earnings releases with management and the independent auditor;
- Review and oversee the Company's internal audit function;
- Discuss with internal audit, the independent auditors and management personnel, the adequacy and effectiveness of the disclosure controls and internal controls of the Company;
- Review and discuss reports from the independent auditors or the internal audit function regarding the Company's auditing, accounting and financial reporting processes;
- Review and approval of related party transactions;
- Review and monitor the Company's cybersecurity, artificial intelligence and other information technology risks, controls and procedures; and
- Review climate-related disclosures in statutory and regulatory filings.

Current Members[1]

Donald Colvin (Chair)

Eugenia M. Corrales[2]

Masood A. Jabbar [3]

Joanne Solomon

Meetings:

8 meetings during FY25.

Attendance:

The average attendance of the Directors at Audit Committee meetings in FY25 was approximately 96%.

Independence:

The Board has determined that all members of the Audit Committee are "independent directors" as defined in the applicable Nasdaq listing standards and meet the heightened independence standards for audit committee members under SEC rules.

Financial Experts:

The Board has determined that Audit Committee Chair Donald Colvin and Audit Committee members Eugenia M. Corrales, Masood A. Jabbar and Joanne Solomon are each "audit committee financial expert(s)" as defined by Item 407(d) of Regulation S-K of the Exchange Act.

(1) Keith Barnes resigned as member of the Audit Committee effective November 1, 2024.
(2) Eugenia M. Corrales was appointed to the Audit Committee effective August 13, 2025.
(3) Masood A. Jabbar's tenure as a Director will end at the 2025 Annual Meeting.

Compensation Committee

Responsibilities

The primary responsibilities of the Compensation Committee are to:

- Oversee and provide guidance with respect to the Company's overall compensation policies, structure and programs (including with respect to wages, salaries, cash incentives, equity plans, employee benefit plans and other benefits) for its employees and officers;
- Annually review and approve the compensation policies applicable to the Company's executive officers (including the Company's named executive officers), including the relationship of the Company's achievement of its goals and objectives to executive compensation;
- Annually review and recommend to the Board for approval of corporate goals and objectives relevant to the compensation of the CEO, and at least annually evaluate the performance of the CEO in light of these goals and objectives;
- Review matters related to succession planning and executive development for executive officers;
- Oversee the implementation and administration of the Company's equity-based incentive plans;
- Review the results of the stockholder advisory vote regarding the Company's executive compensation (the "Say on Pay Vote") and make appropriate recommendations to the Board;
- Review, approve and implement any clawback policy; and
- Oversee the development, implementation and effectiveness of the Company's practices, policies and strategies relating to human capital management as they relate to the Company's workforce generally, including but not limited to policies and strategies regarding recruiting, talent management, retention, culture and health and safety.

Additional information on the Compensation Committee's processes and procedures for consideration of executive compensation are addressed in the CD&A section below.

Current Members

Keith Barnes (Chair)

Richard E. Belluzzo

Richard John Burns[1]

Douglas Gilstrap

Meetings:

4 meetings during FY25.

Attendance:

The average attendance of the Directors at Compensation Committee meetings in FY25 was 100%.

Independence:

The Board has determined that all members of the Compensation Committee are "independent directors" as defined in the applicable Nasdaq listing standards, including the heightened independence standards applicable to compensation committee members.

(1) Richard John Burns was appointed to The Compensation Committee effective August 13, 2025.

Corporate Development Committee

Responsibilities

The primary responsibilities of the Corporate Development Committee are to:

- Review all strategic transactions for which Board or Corporate Development Committee approval is required and make appropriate recommendations to the Board with respect to any strategic transaction for which Board approval is required;
- Approve any strategic transaction for which approval of the Corporate Development Committee is required and report such approval to the Board; and
- Assist management in developing effective and complete disclosures to the Board and the Corporate Development Committee of appropriate business, financial, technical and other information sufficient to enable a fully informed review and evaluation of proposed strategic transactions.

Current Members[1]

Laura Black (Chair)

Masood A. Jabbar[2]

Donald Colvin

Meetings:

4 meetings during FY25.

Attendance:

The average attendance of the Directors at Corporate Development Committee meetings in FY25 was 100%.

Independence:

The Board has determined that all members of the Corporate Development Committee are "independent directors" as defined in the applicable Nasdaq listing standards.

(1)Tor Braham departed The Board effective November 6, 2024 and was a member of the Corporate Development Committee.
(2) Masood A.Jabbar's tenure as a Director will end at the 2025 Annual Meeting.

Governance Committee

Responsibilities

The primary responsibilities of the Governance Committee are to:

- Develop, and annually update, a long-term plan for Board composition that takes into consideration the current strengths, weaknesses, skills and experience on the Board, anticipated retirement dates and the strategic direction of the Company;
- Assess and make recommendations concerning the size and composition of Board committees;
- Recommend to the Board the appointment of directors to Committees of the Board and the designation of Committee chairs;
- Develop recommendations regarding the essential and desired skills and experience for potential Directors, taking into consideration the Board's short and long-term needs;
- Recommend to the Board nominees for election as members of the Board (in performing this function, the Board has authorized and appointed the Governance Committee to serve as the Company's Nominating Committee);
- Review, monitor and make recommendations regarding the orientation and ongoing performance and development of Directors, and develop, recommend and oversee continuing education programs for Directors as and when deemed appropriate;
- Recommend appropriate Board, committee and individual Director evaluation programs to the Board and oversee the implementation and administration of such programs once approved by the Board;
- Monitor and evaluate professional, employment and other changes affecting Directors to ensure compliance with Board guidelines and the Company's Code of Business Conduct;
- Review and evaluate the Company's programs, policies and practices relating to responsible business practices and related disclosures; and
- Review and monitor key public policy trends, issues, regulatory matters and other concerns that may affect the Company's business, strategies, operations, performance or reputation.

Current Members

Richard E. Belluzzo (Chair)

Keith Barnes

Laura Black

Meetings:

4 meetings during FY25.

Attendance:

The average attendance of the Directors at Governance Committee meetings in FY25 was 100**%**.

Independence:

The Board has determined that all members of the Governance Committee are "independent directors" as defined in the applicable Nasdaq listing standards.

Director Evaluations

Our Board maintains a regular and robust evaluation process designed to continually assess its effectiveness, and the Board believes that the effectiveness of its Directors and committees is critical to the Company's success and to the protection of long-term stockholder value. Every year, the Board conducts a formal evaluation of each committee, individual Directors, and the Board as a whole. Our process is designed to gauge understandings of and effectiveness in board composition and conduct; meeting structure and materials; committee composition; strategic planning and oversight; succession planning; board refreshment; culture; and other relevant topics, such as crisis management and sustainability perspectives and skills.

The process involves the Governance Committee, working with the Board Chair, designing this year's evaluation process, which includes three components:(1) questionnaires and discussion with outside legal counsel, (2) individual Board Chair interviews with certain Directors, and (3) group discussions. When designing the evaluation process and questions, the Board considers the current dynamics of the boardroom, the Company, and our industries, the format of previous annual evaluations, and issues that are at the forefront of our investors' minds.

Questionnaires	Directors reviewed a custom questionnaire, meant to gauge understandings of and effectiveness in Board and committee composition and conduct, and individual Director performance, and to identify suggested ways to implement best practices in FY26.



Individual Interviews	Directors participated in individual outside legal counsel and Board Chair interviews, which responded to questions for each of their committee assignments and identified Committee strengths and accomplishments in FY25 together with recommended changes in committee practices for FY26.



Group Discussions	In addition to reviewing questionnaires and individual Director interviews, the annual Board, committee, and Director evaluation included group discussions among certain Directors regarding the evaluation process.



Review & Report of Results	The findings of the annual Board, committee and Director evaluation process were managed by outside legal counsel and reviewed by the Corporate Legal Team to protect the anonymity and the integrity of the evaluation process, with the findings presented to the Governance Committee.



Discussion of Results	The Chair of the Governance Committee presented the results of the annual Board, committee, and Director assessment to the Board, and the Directors discussed the results and identified any appropriate follow-up actions.

Actions Taken in Response	In FY25, these assessments led to refinements to our Board and Board committee focus on board composition and succession planning, and on strategic planning and business performance/growth.

Director Selection and Nomination Process

In reviewing potential candidates for the Board, the Governance Committee considers the individual's experience in the Company's industry, the general business or other experience of the candidate, the needs of the Company for an additional or replacement Director, the personality of the candidate, the candidate's interest in the business of the Company, as well as numerous other subjective criteria. Of greatest importance is the individual's integrity, willingness to be involved and ability to bring to the Company experience and knowledge in areas that are most beneficial to the Company. Directors should be highly accomplished in their respective field, with superior credentials and recognition. In selecting Director nominees, the Committee generally seeks active and former leaders of major complex organizations, including scientific, government, educational and other non-profit institutions.

The Governance Committee intends to continue to evaluate candidates for election to the Board on the basis of the foregoing criteria.

It is also the Governance Committee's goal to nominate candidates with a range of backgrounds and capabilities, to reflect the varied perspectives of the Company's stakeholders (security holders, employees, customers and suppliers), while emphasizing core excellence in areas relevant to the Company's long-term business and strategic objectives. In FY25, following a review of board tenure and succession planning, the Governance Committee launched a robust search process to identify new director candidates that could complement the Board's existing skill sets and add new perspectives and core technological skills. The Governance Committee engaged an outside search firm to help identify strong candidates and the process resulted in the appointment of Richard John Burns and Eugenia M. Corrales to the Board in July 2025. Please see page 30, for biographical information for each of these board nominees.

A detailed description of the criteria used by the Governance Committee in evaluating potential candidates may be found in the charter of the Governance Committee.

The Governance Committee regularly evaluated the needs of the Board in terms of areas relevant to the Company's long-term business and strategic objectives as well as considerations regarding individual and director qualifications, attributes, skills and experience.



Director nominees are identified with input from directors, search firms, stockholders, and/or members of management.



The Governance Committee evaluates Director nominee qualifications, reviews for potential conflicts, instances of over boarding and independence, and interviews candidates and recommend nominees to the Board.



The Board evaluates Director nominees, discusses impacts on the Board, and selects Director nominees for consideration at our annual meetings.



Our stockholders vote on Director nominees at our annual meetings.

Stockholder Recommendations for Board Candidates

The Governance Committee will consider and make recommendations to the Board regarding any stockholder recommendations for candidates to serve on the Board. Stockholders wishing to recommend candidates for Director positions may do so by providing a timely notice in writing to the Company's Secretary at 1445 South Spectrum Blvd, Suite 102, Chandler, Arizona 85286, providing the proposed candidate's curriculum vitae and other information specified in the Company's Bylaws, which can be found at www.viavisolutions.com. There are no differences in the way in which the Governance Committee evaluates nominees for Director when the nominee is recommended by a stockholder. For information about how stockholders can nominate candidates for Director positions, please see "General Information About the Annual Meeting" below.

Board Succession and Refreshment

Thoughtful consideration is continuously given to the composition of our Board in order to maintain an appropriate mix of experience and qualifications, introduce fresh perspectives, and broaden the views and experience represented on the Board. The Board seeks the most qualified candidates and focuses on ensuring the Board has a wide range of perspectives, skills, backgrounds, and experience. The Board continues to develop plans for Board succession and to closely monitor board composition relative to succession planning, including taking into account years of service, managing retirements and building upon the skill sets of our newer Board members.

The Board has also developed a skill set matrix that more concretely identifies valuable skills of current board members and assists the board with recruiting candidates with skill sets that complement the board's effectiveness and continues to evolve with the Company's strategy and needs. Forty-five (45%) percent of our Board nominees have been a new nominee in the last six years.

Majority Voting and Director Resignation and Retirement Policy

Our Bylaws provide for a majority voting standard for the election of directors. Under the majority vote standard, each nominee must be elected by a majority of the votes cast with respect to such nominee at any meeting for the election of directors at which a quorum is present. A "majority of the votes cast" means that the number of shares voted "for" a director exceeds the number of votes cast "against" that director. All our Director nominees have agreed to tender their resignation if they do not receive the required majority in accordance with the Bylaws. Further, in accordance with our Corporate Governance Guidelines, our Director nominees have agreed to tender their resignation in other circumstances, including in connection with a change in employment or other circumstances that adversely affect their capacity to serve as a member of the Board, or in the case of non-employee Directors may affect their independence. Additionally, the Corporate Governance Guidelines provide that Directors who reach the age of 76 shall retire at the next annual meeting of the Company's stockholders.

Director Onboarding and Continuing Education

The Company offers an orientation program to new Directors, which includes presentations providing an overview of the Company's business strategies, financial and accounting systems, risk management and internal controls, Code of Business Conduct and compliance programs, and internal and independent auditors. This orientation includes introductions to senior management and, where practicable, visits to Company facilities. Directors are also expected to complete continuing education programs.

Communication between Stockholders and Directors

Stockholders may communicate with the Company's Board through the Secretary by sending an email to bod@viavisolutions.com, or by writing to the following address: Chair of the Board, c/o Company Secretary, Viavi Solutions Inc., 1445 South Spectrum Blvd, Suite 102, Chandler, Arizona 85286. The Company's Secretary will forward all correspondence to the Board, except for spam, junk mail, mass mailings, product complaints or inquiries, job inquiries, surveys, business solicitations or advertisements, or patently offensive or otherwise inappropriate material. The Company's Secretary may forward certain correspondence, such as product-related inquiries, elsewhere within the Company for review and possible response.

Code of Business Conduct

The Company has adopted a Code of Business Conduct for its Directors, officers and other employees. The Audit Committee is responsible for oversight of the ethics programs as established by management and the Board. The Audit Committee also maintains oversight of approvals and waivers to the Code of Business Conduct.

The Company will post on its website any amendments to, or waivers from, any provision of its Code of Business Conduct. A copy of the Code of Business Conduct is available on the Company's website at https://www.viavisolutions.com/en-us/literature/code-business-conduct-en.pdf.

Insider Trading Policy

We have adopted policies and procedures governing the purchase, sale, and other dispositions of our securities by all Directors, employees (including executive officers), contractors, and consultants of VIAVI and its subsidiaries, and their immediate family members, co-inhabitants, and controlled parties, as well as by VIAVI itself (such policies and procedures, our "Insider Trading Policy"). We believe our Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable Nasdaq listing standards.

Our Insider Trading Policy prohibits covered persons from trading in Company securities while in possession of material, non-public information about the Company, among other things. Directors and Section 16 officers must also pre-clear their transactions in Company securities and, along with other insiders, are subject to certain blackout periods. Our Insider Trading Policy includes trading plan guidelines and procedures for directors, Section 16 officers and other covered persons who choose to adopt a trading plan pursuant to Exchange Act Rule 10b5-1 as an exemption to the trading restrictions in our Insider Trading Policy.

The foregoing summary of our Insider Trading Policy does not purport to be complete and is qualified in its entirety by reference to our Insider Trading Policy, a copy of which is filed as Exhibit 19.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 28, 2025. For more information on our Insider Trading Policy, please see page 71 under Other Important Compensation Practices in the CD&A section.

Management Succession Planning

Our Board believes that effective management of succession planning, particularly for our executive officers, has played an important role in the past successful transitions of executive officers and is important for the continued advancement of VIAVI. Pursuant to our Compensation Committee Charter, the Compensation Committee will at least annually review succession, retention and management development plans for our CEO and the company's other executive officers, and report to the Board on these matters. The criteria used to assess potential candidates are formulated based on the Company's strategic priorities, and include having the ability to perform and transform, and build talent and culture, and having a growth mindset and breadth of perspective. The Compensation Committee is responsible for follow-up actions with respect to succession planning, as may be delegated by our Board from time to time.

On at least an annual basis, our CEO will make detailed presentations to our Board on executive officer plans and individual development plans for identified successors.

Stockholder Engagement

We recognize the importance of regular and transparent communication with our stockholders. Each year, we engage with our stockholders including our top institutional investors.

Our Stockholder Engagement Program

Stockholder engagement is essential to our ongoing review of our corporate governance, responsible business initiatives and sustainability practices, and executive compensation programs and practices. Executive management, Investor Relations, Human Resources and the Corporate Secretary engage with stockholders from time to time to understand their perspectives on a variety of corporate governance matters, including executive compensation, corporate governance policies and sustainability practices.

In addition to one-on-one engagements, we communicate with stockholders through a number of routine forums, including:

- Quarterly earnings presentations;
- SEC filings;
- The Annual Report and Proxy Statement;
- The annual stockholders meeting; and
- Investor meetings, conferences and web communications.

We relay stockholder feedback and trends on corporate governance, responsible business and executive compensation developments to our Board and its standing Committees and work with them to enhance our practices and improve our disclosures.

FY25 Stockholder Engagement

In FY25, we engaged with stockholders representing approximately 45% of our outstanding shares, who generally did not raise any significant concerns regarding our business. We will continue to seek out and consider stockholder feedback in the future.

Responsible Business Initiatives

While VIAVI experienced a challenging macroeconomic environment in FY23 and FY24, followed by a recovery and growth year in FY25, our approach to sustainability has remained consistent, while navigating increasing stringent global environmental and regulatory standards. We are focused on helping our customers succeed, creating a more inclusive workforce, and making our business more sustainable. Our Sustainability Executive Steering Committee continues to focus on ensuring ongoing alignment of our sustainability practices with our business strategy. The Sustainability Executive Steering Committee exercises oversight with respect to our sustainability and responsible business programs, investments and goals and works to balance the near-term needs of the business and our sustainability priorities.

For more information regarding our responsible business and sustainability initiatives, progress to date and related matters, please visit the Sustainability section of our corporate website, which can be found at https://www.viavisolutions.com/en-us/corporate/about-us/sustainability.

Board, Committee and Management Oversight of Sustainability

Our Board and its committees play important roles in overseeing sustainability matters.

THE BOARD

Our Board is responsible for oversight of key sustainability risks and opportunities as well as alignment of responsible business initiatives and sustainability practices with our business strategy.



GOVERNANCE COMMITTEE

Review and evaluate the Company's responsible business programs, policies, and practices, required disclosures and sustainability report.

Review and monitor key public policy trends, issues, regulatory matters, and other concerns that may affect the Company's business, strategies, operations, performance, or reputation.

Focus on board refreshment and succession and nominate Director candidates with a broad range of backgrounds and capabilities which reflect the viewpoints of the Company's stakeholders (security holders, employees, customers, and suppliers), while emphasizing core excellence in areas pertinent to our long-term business and strategic objectives.





COMPENSATION COMMITTEE

Oversee the development, implementation, and effectiveness of the Company's practices, policies, and strategies relating to human capital management as they relate to the Company's workforce generally, including but not limited to policies and strategies regarding recruiting, talent management, retention, culture, and health and safety.

AUDIT COMMITTEE

Oversee significant risks or exposures, assess the steps management has taken to minimize such risks to the Company and discuss policies with respect to risk assessment and risk management, including with respect to cybersecurity and other information technology risks. Review climate-related disclosures in statutory and regulatory filings.



SUSTAINABILITY EXECUTIVE STEERING COMMITTEE

Our senior executive-level Sustainability Executive Steering Committee is responsible for senior management-level oversight of our responsible business initiatives and sustainability programs, investments and goals, aligning sustainability practices with our overall business strategy and providing guidance to the Sustainability Program Committee. The members of the Sustainability Program Committee represent a variety of teams and functions, including legal, investor relations, human resources, environmental, health and safety, product compliance, supply chain, finance and marketing.

Proposal 1 Election of Directors

Our Board currently consists of 10 directors, 9 of whom are nominated and standing for election at the 2025 Annual Meeting. Masood A. Jabbar, who has served as a Director on VIAVI's Board since 2006, expressed a desire not to be renominated and was not renominated as a result. We are asking our stockholder to vote "FOR" nine nominees for election as Directors, each to serve on our Board for a one-year term until the 2026 Annual Meeting of Stockholders and until his or her successor is elected and qualified, or, if earlier, the Director's resignation, removal, or death. Seven of the nine nominees were previously elected by stockholders at the 2024 Annual Meeting of Stockholders. The Board believes that each of the nominees has the knowledge, experience, skills and background necessary to contribute to an effective and well-functioning Board.

Our Director Nominees

					Committees			
Nominee	**Age**	**Occupation**	**Director Since**	**Independent**	**Audit**	**Compensation**	**Corporate Development**	**Governance**
Richard E. Belluzzo (Board Chair)	71	US Venture Partner of Innogest SGR SpA	February 2005	Yes		Member		Chair
Keith Barnes	74	Former Chief Executive Officer and Chair of the Board of Verigy Ltd.	October 2011	Yes		Chair		Member
Laura Black	64	Managing Director of Needham & Company, LLC	February 2018	Yes			Chair	Member
Richard John Burns	62	Former President of Teradyne	July 2025	Yes		Member		
Donald Colvin	72	Former Interim Chief Financial Officer of Isola Group Ltd.	October 2015	Yes	Chair		Member	
Eugenia M. Corrales	60	Former Chief Executive Officer at Nefeli Networks, Inc.	July 2025	Yes	Member			
Douglas Gilstrap	62	Former Senior Industrial Advisor and Venture Partner at EQT and TCV	November 2022	Yes		Member		
Oleg Khaykin	60	Chief Executive Officer of Viavi Solutions Inc.	February 2016	No				
Joanne Solomon	59	Former Chief Financial Officer of Maxeon Solar Technologies	February 2022	Yes	Member			

Committee Member   Committee Chair

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION TO THE BOARD OF EACH OF THE NOMINEES NAMED ABOVE.

Considerations in Director Selection

The Company's Governance Committee is responsible for reviewing, evaluating and nominating individuals for election to the Company's Board. The Governance Committee selects nominees from a broad base of potential candidates. The Governance Committee's charter instructs it to seek qualified candidates regardless of race, color, religion, ancestry, national origin, gender, sexual orientation, etc.

It is the Governance Committee's goal to nominate candidates with a broad range of backgrounds and capabilities, better equipping the Board as a whole to address the needs of the Company's stakeholders (security holders, employees, customers and suppliers), while emphasizing core excellence in areas relevant to the Company's long-term business and strategic objectives.

The Board believes that it is necessary for each of the Company's Directors to possess many qualities and skills. When searching for new candidates, the Governance Committee seeks individuals of the highest ethical and professional character who will exercise sound business judgment. The Governance Committee also seeks people who are accomplished in their respective field and have superior credentials.

In addition, in selecting nominees, the Governance Committee seeks individuals who can work effectively together to further the interests of the Company, while preserving their ability to differ with each other on particular issues. A candidate's specific background and qualifications are also reviewed in light of the particular needs of the Board at the time of an opening.

Qualifications, Attributes, Skills and Experience of our Director Nominees

The table below summarizes the key qualifications, skills, attributes and experience that the Board believes are most relevant to its decision to nominate candidates to serve on the Board. A mark indicates a specific area of focus or expertise on which the Board particularly relies. The absence of a mark does not mean the Director does not possess that qualification, skill, attribute or experience.

Qualifications, Expertise and Attributes	Richard E. Belluzzo	Keith Barnes	Laura Black	Richard John Burns	Donald Colvin	Eugenia M. Corrales	Douglas Gilstrap	Oleg Khaykin	Joanne Solomon
LEADERSHIP AND EXECUTIVE EXPERIENCE	●	●		●	●	●	●	●	●
GLOBAL BUSINESS PERSPECTIVE	●	●		●	●	●	●	●	●
INDUSTRY KNOWLEDGE	●	●	●	●	●	●	●	●	●
INSTITUTIONAL KNOWLEDGE	●	●	●		●			●	
HUMAN CAPITAL MANAGEMENT		●		●				●	●
FINANCIAL/ AUDIT	●	●	●	●	●	●	●	●	●
CYBERSECURITY/ PRIVACY/RISK		●	●	●		●	●	●	●
STRATEGIC TRANSACTIONS/M&A	●	●	●	●	●	●	●	●	●
SALES AND MARKETING	●					●	●	●	
TECHNOLOGY	●	●	●	●		●	●	●	

Director Nominee Skills

The qualifications, attributes, skills, and experience of our nominees and Directors were assessed using the following definitions:

DIRECTOR NOMINEE SKILLS

LEADERSHIP AND EXECUTIVE EXPERIENCE	Oversaw the execution of important strategic, operational and policy issues while serving in an executive or senior leadership role at a public company. Previous Board experience at a public company.
GLOBAL BUSINESS PERSPECTIVE	Experience cultivating and sustaining business relationships internationally and overseeing multinational operations. Breadth of experience, including geographic/regional experience (e.g., head of company in region or large country).
INDUSTRY KNOWLEDGE	Significant knowledge of our industry, technology, and products. First-hand knowledge of customer base.
INSTITUTIONAL KNOWLEDGE	Significant knowledge of our business strategy, operations, key performance indicators and competitive environment.
HUMAN CAPITAL MANAGEMENT	Experience recruiting, managing, developing and optimizing a company's human resources to maximize its business value.
FINANCIAL/ AUDIT	Knowledge of financial markets, financing operations, complex financial management and accounting and financial reporting processes
CYBERSECURITY/ PRIVACY/RISK	Experience managing cybersecurity and information security risks; understanding of cybersecurity threat landscape; knowledge of emerging privacy risks.
STRATEGIC TRANSACTIONS/M&A	A history of leading growth through acquisitions, other business combinations and strategic partnership transactions.
SALES AND MARKETING	Experience in sales management, marketing campaign management, advertising or public relations.
TECHNOLOGY	A significant background working in technology, resulting in knowledge of how to anticipate technological trends, generate disruptive innovation and extend or create new business models. An engineering background and/or previous leadership at a technology company.

Director Nominee Biographies

Certain individual qualifications and skills of our Directors that contribute to the Board's effectiveness as a whole are described below. Biographical information is as of the date of this Proxy Statement.

Richard E. Belluzzo

Age 71

Director Since: February 2005

Chair of the Board Since: November 2012

Experience:

Mr. Belluzzo served as interim Chief Executive Officer of VIAVI from August 2015 through February 2016. Mr. Belluzzo has served as US Partner of Innogest SGR SpA, a European Venture Fund from February 2015 to July 2025. From April 2011 to August 2012, he served as Executive Chair of Quantum Corporation, a provider of backup, recovery and archive products and services. From 2002 to 2011, he was Chair and Chief Executive Officer of Quantum Corporation. Prior to that, Mr. Belluzzo was President and Chief Operating Officer of Microsoft Corporation. Prior to becoming its President and Chief Operating Officer, Mr. Belluzzo served as Microsoft's Group Vice President of the Personal Services and Devices Group and was Group Vice President for the Consumer Group. Prior to Microsoft, Mr. Belluzzo was Chief Executive Officer of Silicon Graphics Inc. Before Silicon Graphics, Mr. Belluzzo held a series of increasingly senior roles at Hewlett Packard Company, culminating in his service as Executive Vice President of the Computer Products Organization. Mr. Belluzzo previously served on the boards of Quantum Corporation and PMC-Sierra, and previously served as the Chair of the Board of Directors, a member of the Governance and Nominating Committee, and Chair of the Compensation Committee of InfoBlox.

Other Current Public Company Boards:
None

Former Public Company Boards in Last Five Years:
None

Qualifications:

Mr. Belluzzo's background and experience as the Chief Executive Officer of public companies, as well as his deep knowledge of the technology industry, senior leadership roles and service on the boards of other prominent public companies allow him to contribute significantly to the Board as its independent Chair and to its Compensation and Governance Committee.

Keith Barnes

Age 74

Director Since: October 2011

Experience:

Mr. Barnes served as Chief Executive Officer of Verigy Ltd, a semiconductor automatic test equipment company, from 2006 through 2010 and as Chair of the Board of Verigy from 2008 through 2011. Prior to that, he was Chair and Chief Executive Officer of Electroglas, Inc from 2003 through 2006 and Chair and Chief Executive Officer of Integrated Measurement Systems, Inc. from 1995 through 2001. Mr. Barnes is Chairman of the Board of Directors, Chair of the Compensation Committee, and member of the Governance and Nominating Committee of Knowles Corporation. Within the past five years, Mr. Barnes also served on the Board of Director of Rogers Corporation.

Other Current Public Company Boards:
Knowles Corporation

Former Public Company Boards in Last Five Years:
Rogers Corporation

Qualifications:

Mr. Barnes' extensive management experience as Chief Executive Officer of several technology companies, test and measurement industry background, and international sales and marketing knowledge, along with his experience as a board member for several public technology companies, provide important perspective and expertise as a Director and Chair of the Compensation Committee and a member of the Governance Committee.

Director Nominee Biographies

Richard John Burns

Age 62

Director Since: July 2025

Experience:

From 2007 through June of 2025, Mr. Burns worked at Teradyne in a variety of engineering leadership roles, serving most recently as President of the Semiconductor Test Division since 2020. Prior to that role, he served as Vice President of Engineering from April 2016 to December 2020 and prior to that he was Sr. Director, Hardware Engineering from February 2007 to April 2016. From January 2001 to February 2007, Mr. Burns worked at Mindspeed Technologies, serving as Vice President of Engineering and Vice President and General Manager of Broadband Internetworking Systems. Prior to that, from June 1997 to January 2001 Mr. Burns was Director of Engineering at Conexant Systems. From February 1995 to June 1997 he was Manager of Digital Circuits Department at Hughes Communications Products. From September 1993 to February 1995 he served as Manager of ASIC Development at Hughes Industrial Electronics. He began his career in November 1981 with Hughes Missile Systems as Head, Analog LSI Section. Mr. Burns earned a Bachelor of Science in Physics from the University of California Los Angeles and a Master of Science in Electrical Engineering from California State University Northridge.

Other Current Public Company Boards:
None

Former Public Company Boards in Last Five Years:
None

Qualifications:

Mr. Burns' background in driving product innovation, developing new technologies, and executing strategic growth initiatives are valuable both from an operational perspective and also in assisting the Board in evaluating strategic opportunities.

Laura Black

Age 64

Director Since: February 2018

Experience:

Ms. Black has served as a Managing Director of Needham & Company, LLC, a full-service investment banking firm since 1999. At Needham, she has raised public and private equity capital for numerous technology companies and served as strategic financial advisor on multiple mergers and acquisitions transactions. From July 1995 to February 1999, she served as a Managing Director of Corporate Finance at Black & Company, a regional investment bank subsequently acquired by Wells Fargo Van Kasper. From July 1993 to June 1995, Ms. Black served as a Director for TRW Avionics & Surveillance Group where she evaluated acquisition candidates, managed direct investments and raised venture capital to back spin- off companies. From August 1983 to August 1992, she worked at TRW as an electrical engineer designing spread spectrum communication systems. Ms. Black is currently a member of the Board of Directors, Chair of the Nominating and Governance Committee and member of the Audit Committee of Ichor Holdings, Ltd. Ms. Black is also currently a member of the Board of Directors and Interim Chair of the Audit Committee of Sakuu Corporation. Within the last five years, Ms. Black also served as a member of the Board of Directors and Chair of the Audit Committee of Super Micro Computer, Inc.

Other Current Public Company Boards:
Ichor Holdings, Ltd.

Former Public Company Boards in Last Five Years:
Super Micro Computer, Inc.

Qualifications:

Ms. Black's investment banking background and substantial experience with mergers and acquisitions and technology-focused firms as well as her experience as a public company audit committee chair, bring important perspective and expertise to the Board and its Corporate Development Committee and assist the Board in evaluating strategic opportunities.

Director Nominee Biographies

Donald Colvin

Age 72

Director Since: October 2015

Experience:

Mr. Colvin was the Interim Chief Financial Officer of Isola Group Ltd. from June 2015 to July 2016. Mr. Colvin previously served as Chief Financial Officer of Caesars Entertainment Corporation from November 2012 to January 2015 and before that was Executive Vice President and Chief Financial Officer of ON Semiconductor Corp. from April 2003 to October 2012. Prior to joining ON Semiconductor, he held a number of financial leadership positions, including Vice President of Finance and Chief Financial Officer of Atmel Corporation, Chief Financial Officer of European Silicon Structures as well as several financial roles at Motorola Inc. Mr. Colvin recently joined the Board of Directors of Maxeon Solar Technologies and is Chairman of the Board of Directors, member of the Audit Committee and Chair of the Compensation Committee. Mr. Colvin also serves as a member of the Board of Directors and Chair of the Audit Committee of Agilysys, Inc. and was previously a Director of Applied Micro Circuits Corp.

Other Current Public Company Boards:
Maxeon Solar Technologies
Agilysys, Inc.

Former Public Company Boards in Last Five Years:
None

Qualifications:

Mr. Colvin's financial expertise and service on several public company boards of Directors provide valuable perspective on the Company's operations and opportunities and provide valuable perspective and expertise as a Director and Chair of the Audit Committee and member of the Corporate Development Committee.

Eugenia M. Corrales

Age 60

Director Since: July 2025

Experience:

Ms. Corrales was Chief Executive Officer at Nefeli Networks, Inc. from January 2018 to December 2024. From December 2023 to present, Ms. Corrales has served as a strategic advisor to several AI and technology companies. From 2015 to 2017, Ms. Corrales served as Senior Vice President, Solutions Group at ShorTel. Prior to that, from 2013 to 2015, Ms. Corrales served as Vice President and General Manager of the Data Systems Group at Cisco Systems. Ms. Corrales has worked for thirty-five years in a variety of roles in operations, engineering and strategy within the telecommunication and technology industries. She began her career at Hewlett Packard.

Other Current Public Company Boards:
None

Former Public Company Boards in Last Five Years:
Meta Materials Inc.

Qualifications:

With a career that spans both Fortune 500 companies and high-growth startups, Ms. Corrales brings a unique blend of strategic insight and operational expertise that aligns well with the Company's mission and market position. Having worked extensively in the networking, cloud infrastructure, and telecommunications sectors, including leadership roles at Cisco Systems and ShoreTel, Ms. Corrales has a strong understanding of the testing, measurement, and assurance technologies that are core to Company's business. Her prior experience as a public company board member, CEO at multiple companies, oversight of business units and financial acumen are valuable to the Audit Committee and Board.

Director Nominee Biographies

Douglas Gilstrap

Age 62

Director Since: November 2022

Experience:

Mr. Gilstrap has worked in the technology and telecommunication sector for 25 plus years. He is still active on private equity boards. He is also the Chairman and CEO of Zentro, a privately held internet service provider. He is also an active venture capital investor. Mr. Gilstrap focuses on growth related investments in the technology infrastructure area for enterprise and service provider markets. From 2014 to 2022, Mr. Gilstrap served as Senior Industrial Advisor and Venture Partner at EQT and TCV. From 2009 to 2014, Mr. Gilstrap served as global Chief Strategy Officer at Ericsson. From 2003 to 2006 he was Head of Strategy at Cable and Wireless. Prior to that, from 2000 to 2003 he served as CEO of Radianz, a global financial enterprise data network. Before that, from 1995 to 2000 he was COO of Equant Networks, a public global data network services company. Radianz and Equant are now divisions of BT and Orange, respectively. Mr. Gilstrap started his career as a CPA for Arthur Andersen in 1985.

Other Current Public Company Boards:
None

Former Public Company Boards in Last Five Years:
None

Qualifications:

Mr. Gilstrap has had chairman and board roles as well as global C-level, finance, strategy, sales and transactional background in telecommunication and technology companies. He has extensive IPO and public equity experience with companies based in France, US, Netherlands, UK and Sweden. He is currently a Chairman and/or Board director for various telecommunication PE backed technology companies with companies valued greater than $10B. His global technology and telecommunication experience allows him to contribute to the board from a market and strategy perspective.

Joanne Solomon

Age 59

Director Since: February 2022

Experience:

Ms. Solomon served as Chief Financial Officer of Maxeon Solar Technologies Ltd. from January 2020 to March 2021. From July 2017 to September 2019, she served as Chief Financial Officer at Katerra Inc. In June 2021, Katerra Inc. filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code. Prior to that, she worked for sixteen years at Amkor Technology, Inc., one of the world's largest providers of semiconductor packaging and test services, in various roles including CFO. Solomon began her career at Price Waterhouse. Ms. Solomon joined the Board of Directors of Ultra Clean Technologies Inc. in February 2025.

Other Current Public Company Boards:
Ultra Clean Technologies, Inc.

Former Public Company Boards in Last Five Years:
None

Qualifications:

Ms. Solomon's financial expertise and service provide valuable perspective to the Board and as a member of the Audit Committee. She brings extensive leadership experience and deep technology industry knowledge. Ms. Solomon earned a Bachelor of Science in Business Accounting from Drexel University and a Master of Business Administration in International Management from Thunderbird School of Global Management.

Director Nominee Biographies

Oleg Khaykin

Age 60

Director Since: February 2016

Experience:

Mr. Khaykin joined VIAVI in February 2016 as President and Chief Executive Officer. Prior to joining the Company, Mr. Khaykin was a Senior Advisor with Silver Lake Partners from February 2015 to February 2016. Before that, he was President and Chief Executive Officer of International Rectifier from 2008 until its acquisition by Infineon AG in January of 2015. He has also served as Chief Operating Officer of Amkor Technology and Vice President of Strategy & Business Development at Conexant Systems. Earlier in his career he spent eight years with The Boston Consulting Group and prior to that, he was an engineer at Motorola, Inc. Mr. Khaykin is currently a member of the Board of Directors of Avnet, Inc. where Mr. Khaykin serves on the Audit Committee and chairs the Technology and Risk Committees. Within the past five years, Mr. Khaykin also served as Chair of the Executive Compensation Committee and member of the Nominating and Governance Committee of Marvell Technology Group.

Other Current Public Company Boards:
Avnet, Inc.

Former Public Company Boards in Last Five Years:
Marvell Technology Group

Qualifications:

Mr. Khaykin's hands on experience leading the Company provides him with day-to-day knowledge of the Company's operations. Additionally, Mr. Khaykin's extensive operational and strategic experience at other technology companies adds substantial value to the Board and the Company.

Director Compensation

Director Compensation Highlights

- Emphasis on equity in the overall compensation mix.
- Equity grants under a fixed-value annual grant policy which vest on the earlier of the one year anniversary of the grant date or the next annual meeting of stockholders.
- No performance-based equity awards.
- Stock ownership guidelines set at three times the annual retainer to support stockholder alignment.
- Policies prohibiting hedging, pledging and insider trading by our Directors.
- No per-meeting fees.
- An annual limit on total Director compensation.

Purpose

Our Director compensation program is designed to attract and retain highly qualified non-employee Directors and to address the time, effort, expertise, and accountability required of active board membership. Our Compensation Committee believes that annual compensation for non-employee Directors should consist of both cash to compensate members for their services on the Board and its committees, and equity to align the interest of Directors and stockholders.

Process for Determining Non-Employee Director Compensation

Decisions regarding our non-employee Director compensation program are approved by the full Board based on recommendations by the Compensation Committee. In making such recommendations, the Compensation Committee takes into consideration the Director compensation practices of peer companies, the current and expected level of service of Directors, and whether such recommendations align with the interests of our stockholders. Like the compensation of our executive officers, the Compensation Committee reviews the total compensation of our non-employee Directors and each element of our Director compensation program annually. At the direction of the Compensation Committee, Compensia, the Compensation Committee's independent consultant, annually analyzes the competitive position of the Company's Director compensation program against the peer group used for executive compensation purposes.

Changes to Non-Employee Director Compensation for FY25

In August 2024, Compensia reviewed the competitive position of the compensation for non-employee directors and recommended an increase to the value of the annual equity award, an increase to the Board Chair annual retainer and an increase to the Compensation Committee member retainer, given the Company's competitive positioning relative to its peers, inflation and that director compensation had remained unchanged since November 2021. As a result, the annual equity award dollar value was increased from $210,000 to $220,000, the annual retainer for the Board Chair was increased from $75,000 to $80,000 and the annual retainer for Compensation Committee members was increased from $10,000 to $15,000, all effective as of November 6, 2024.

Director Compensation Governance

Our stockholder-approved Amended and Restated 2003 Equity Incentive Plan (the "2003 Plan") provides that the aggregate value of all compensation paid or granted, as applicable, to any non-employee Director with respect to any fiscal year, including awards granted under the 2003 Plan and cash fees paid by us to such non-employee Director, will not exceed $1,000,000 in total value.

Our non-employee Directors are subject to Director stock ownership guidelines and prohibitions on hedging, pledging and insider trading. Please see our Compensation Discussion and Analysis below for more information. As of September 23, 2025, our Directors have either satisfied their stock ownership requirement or have time to satisfy the requirement.

FY25 Director Compensation Program

Our FY25 non-employee Director compensation is described in its entirety in the table below:

Compensation Element for Role	Board Compensation
General Board Service – Cash	
Annual Retainer	$70,000, paid in quarterly installments in arrears.
General Board Service – Equity	
Annual RSU Grant	Grant value of $220,000; Number of shares determined using 30 calendar day average stock price prior to date of grant; made under the 2003 Equity Incentive Plan. Granted on the first business day following the date of each annual meeting of the Company's stockholders
Vesting Schedule	Vest on the earlier of the one year anniversary of the grant date or the next annual meeting of stockholders

		Chair	Member
Committee Service Annual Retainer	Audit	$ 32,000	$ 15,000
	Compensation	$ 24,000	$ 15,000
	Governance/Corporate Development/ Cyber Risk	$ 15,000	$ 7,500
Non-Employee Board Chair			
Additional Board Retainer		$ 80,000	

Non-employee Directors are also reimbursed for travel and other out-of-pocket expenses in connection with their attendance at Board and committee meetings.

2025 Director Compensation Table

This table below describes the compensation earned by each non-employee Director who served in FY25. Mr. Khaykin received no compensation as a Director.

DIRECTOR COMPENSATION

Name[(1)]	Fees Earned or Paid in Cash ($)	Stock Awards ($)[(2)]	Total ($)
Keith Barnes	116,500	247,055	363,555
Richard E. Belluzzo	175,000	247,055	422,055
Laura Black	107,500	247,055	354,555
Tor Braham[(3)]	38,750	—	38,750
Donald Colvin	109,500	247,055	356,555
Douglas Gilstrap	92,500	247,055	339,555
Masood A. Jabbar	92,500	247,055	339,555
Joanne Solomon	92,500	247,055	339,555

(1) Oleg Khaykin, our President and Chief Executive Officer, is not included in this table as he is an employee of the Company and as such received no compensation for his services as a Director. His compensation is disclosed in the Summary Compensation Table.

(2) The amounts shown in this column represent the grant date fair values of RSU awards issued pursuant to the Company's Amended and Restated 2003 Equity Incentive Plan on November 7, 2024, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC Topic 718"), excluding the effect of estimated forfeitures. There can be no assurance that these grant date fair values will ever be realized by the non-employee Directors. The assumptions used to calculate these amounts are set forth under Note 16 of the Notes to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for FY25 filed with the SEC on August 11, 2025. For information regarding the number of unvested RSUs held by each non-employee Director as of the end of FY25, please see the table below.

(3) Tor Braham departed from the Board, effective November 6, 2024.

Non-Employee Director	Unvested Restricted Stock Units Outstanding At Fiscal Year End
Mr. Barnes	23,529
Mr. Belluzzo	23,529
Ms. Black	23,529
Mr. Braham[(1)]	—
Mr. Colvin	23,529
Mr. Gilstrap	23,529
Mr. Jabbar	23,529
Ms. Solomon	23,529

(1) Mr. Braham departed from the Board, effective November 6, 2024. As a result, he did not receive an RSU grant for FY25.

Proposal 2 Ratification of Independent Auditors

The Audit Committee of the Board has appointed PricewaterhouseCoopers LLP ("PwC") as the Company's independent auditors for the fiscal year ending June 27, 2026. The Board asks stockholders to ratify that selection. Although current law, rules, and regulations, and the charter of the Audit Committee require the Audit Committee to engage, retain, and supervise VIAVI's independent auditor, the Board considers the selection of the independent auditor to be an important matter of stockholder concern and is submitting the selection of PwC for ratification by stockholders as a matter of good corporate practice.

The Audit Committee's decision to re-appoint our independent auditor was based on the following considerations:

- Quality and performance of the lead audit partner and the overall engagement team;
- Knowledge of the Company's industries and operations;
- Global capabilities and technical expertise:
- Auditor independence and objectivity; and
- The potential impact of rotating to another independent audit firm.

The Audit Committee's oversight of PwC includes regular private sessions with PwC, discussions about audit scope and business imperatives, and—as described above—a comprehensive annual evaluation to determine whether to re-engage PwC. Considerations concerning auditor independence include:

- **Limits on non-audit services:** The Audit Committee preapproves audit and permissible non-audit services provided by PwC in accordance with VIAVI's pre-approval policy.
- **Audit partner rotation:** PwC rotates the lead audit partner and other partners on the engagement consistent with independence requirements. The Audit Committee oversees the selection of each new lead audit partner.
- **PwC's internal independence process:** PwC conducts periodic internal reviews of its audit and other work and assesses the adequacy of partners and other personnel working on the Company's account.
- **Strong regulatory framework:** PwC, as an independent registered public accounting firm, is subject to PCAOB inspections, "Big 4" peer reviews and PCAOB and SEC oversight.

Based on these considerations, the Audit Committee believes that the selection of PwC is in the best interest of the Company and its stockholders. Therefore, the Audit Committee recommends that stockholders ratify the appointment of PwC. If stockholders do not ratify the appointment, the Committee will reconsider its decision.

Representatives of PwC are expected to be present at the 2025 Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Audit and Non-Audit Fees

The following table presents fees billed for professional audit services rendered by PwC for the audit of the Company's annual financial statements for the years ended June 28, 2025 and June 29, 2024, respectively, and fees billed for other services rendered by PricewaterhouseCoopers LLP and during those periods.

	Fiscal 2025	Fiscal 2024
Audit Fees[1]	$ 3,644,000	$ 2,969,937
Audit-Related Fees[2]	—	—
Tax Fees[3]	275,000	254,433
All Other Fees[4]	4,500	4,500
Total	$ 3,923,500	$ 3,228,870

(1) Audit Fees are related to professional services rendered in connection with the audit of the Company's annual financial statements, the audit of internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, reviews of financial statements included in the Company's Quarterly Reports on Form 10-Q and audit services provided in connection with other statutory and regulatory filings. Audit Fees in FY25 include fees for audit services performed in connection with the Inertial Labs, Inc. acquisition.

(2) There were no Audit-Related Fees in FY25 and FY24.

(3) Tax Fees for FY25 and FY24 include professional services rendered in connection with transfer pricing consulting, tax audits, tax planning services and other tax compliance and consulting.

(4) All Other Fees are related to certain software subscription fees for FY25 and FY24.

For FY25, the Audit Committee considered whether audit-related services and services other than audit-related services provided by PwC impacted the independence of PwC and concluded the firm remained independent.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by the independent auditors. Under the policy, pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is subject to a specific budget. In addition, the Audit Committee may also pre-approve particular services on a case-by-case basis. For each proposed service, the independent auditors are required to provide detailed back-up documentation at the time of approval. Pursuant to the Sarbanes-Oxley Act of 2002, 100% of the fees and services provided by the independent auditors were authorized and approved by the Audit Committee in compliance with the pre-approval policies and procedures described herein.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY’S INDEPENDENT AUDITORS FOR FISCAL YEAR 2026.

Audit Committee Report

The information contained in the following report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, except to the extent that the Company specifically requests that the information be treated as soliciting material or incorporates it by reference into a document filed under the Securities Act or the Exchange Act. The information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

The Audit Committee of the Board is responsible for, among other things, assisting the full Board in fulfilling its oversight responsibilities relative to the Company's financial statements, financial reporting practices, systems of internal accounting and financial control, internal audit function, annual independent audits of the Company's financial statements, and such legal and ethics programs as may be established from time to time by the Board. The Audit Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company and may retain external consultants at its sole discretion. The Audit Committee is composed solely of non-employee Directors, all of whom satisfy the independence, financial literacy and experience requirements of the SEC, rules applicable to Nasdaq-listed issuers, and any other regulatory requirements, as applicable. All members of the Committee are required to have a working knowledge of basic finance and accounting, and at all times at least one member of the Committee qualifies as an "audit committee financial expert" as defined by the SEC.

Management has the primary responsibility for the preparation, presentation and integrity of financial statements and the reporting process, including the system of internal controls. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and for issuing a report thereon. The Audit Committee has general oversight responsibility with respect to the Company's financial reporting, and reviews the scope of the independent audits, the results of the audits, including critical audit matters ("CAMs"), and other non-audit services provided by the Company's independent registered public accounting firm.

The following is the Report of the Audit Committee with respect to the Company's audited financial statements included in the Annual Report on Form 10-K for the fiscal year ended June 28, 2025.

Review with Management

The Audit Committee has reviewed and discussed the Company's audited financial statements with management.

Review and Discussions with Independent Registered Public Accounting Firm

The Audit Committee has discussed with PricewaterhouseCoopers ("PricewaterhouseCoopers"), the Company's independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC, which includes, among other items, matters related to the conduct of the audit of the Company's financial statements, and both with and without management present, discussed and reviewed the results of PricewaterhouseCoopers' examination of the financial statements.

The Audit Committee has received the written disclosures and letter from PricewaterhouseCoopers required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent public accountant's communications with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers the independent public accountant's independence.

During the course of FY25, management engaged in documentation, testing and evaluation of the Company's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The Audit Committee was kept apprised of the progress of the evaluation and provided oversight and advice to management during the process. In connection with this oversight, the Audit Committee received periodic updates provided by management and PricewaterhouseCoopers at Audit Committee meetings. At the conclusion of the process, management provided the Audit Committee with, and the Audit Committee reviewed, a report on the effectiveness of the Company's internal control over financial reporting. The Audit Committee continues to oversee the Company's efforts related to its internal control over financial reporting and management's preparations for the evaluation for FY26.

Conclusion

Based on the review and discussions referred to above, the Audit Committee recommended to the Company's Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended June 28, 2025.

Audit Committee
Donald Colvin, Chair
Keith Barnes
Masood A. Jabbar
Joanne Solomon

Executive Officers

The following sets forth certain information regarding the Company's executive officers as of the date of this Proxy Statement:

Executive Officer	Age	Position
Oleg Khaykin	60	President and Chief Executive Officer ("CEO")
Ilan Daskal	60	Executive Vice President and Chief Financial Officer ("CFO")
Paul McNab	62	Executive Vice President and Chief Marketing and Strategy Officer
Mike Petrucci	67	Chief Operations Officer
Luke Scrivanich	63	Senior Vice President and General Manager, Optical Security & Performance Products (OSP)
Kevin Siebert	56	Senior Vice President, General Counsel and Secretary
Gary Staley	58	Senior Vice President, Global Sales, Network and Service Enablement

Oleg Khaykin

For information regarding Oleg Khaykin, please refer to Proposal No. 1, "Election of Directors," on page 26 above.

Ilan Daskal joined the Company in November 2023 as Executive Vice President and Chief Financial Officer. Prior to joining the Company, Mr. Daskal served as Chief Financial Officer and Executive Vice President at Bio-Rad Laboratories, Inc. from April 2019 to November 2023. Prior to that, Mr. Daskal worked at Lumileds as Chief Financial Officer from May 2017 to January 2019. From Oct 2008 to Jan 2015 Mr. Daskal served as Chief Financial Officer and Executive Vice President at International Rectifier Corporation. Prior to that, Mr. Daskal served as Vice President Finance & Business Administration at Infineon Technologies North America from June 2001 to September 2008. Mr. Daskal has a B.B. in Accounting from the Tel-Aviv College of Business and holds a Master's degree in Finance from City University of New York.

Paul McNab joined the Company in September 2014 as Executive Vice President and Chief Marketing and Strategy Officer. Prior to joining the Company, Mr. McNab was Chief Executive Officer of Puro Networks from 2013 to 2014. Before that, Mr. McNab was with Cisco Systems, Inc. for sixteen years where he held increasingly senior roles including Vice President and Chief Technology Officer, Data Center Switching and Vice President, Enterprise Marketing. Mr. McNab holds a B.S. in Engineering from Manchester Metropolitan University in the United Kingdom.

Mike Petrucci joined the Company in April 2025 as Senior Vice President and Chief Operations Officer. Prior to joining the Company he served as Vice President Global Operations at BP America Inc. from 2012 to 2018. From 2007 to 2012 he was President and CEO at BP Solar. Prior to that he was President and General Manager at Amkor Technology Inc. from 2000 to 2007. Before that, Mr. Petrucci held increasing senior roles including Director Engineering & Quality, Director North America Operations and Senior Director Engineering & Quality at Compaq Computer Corporation from 1997 to 2000. From 1995 to 1997 he was Manager Advanced Manufacturing at Amkor Technology. Prior to that he was Manager Advanced Technology at Compaq Computer Corporation from 1988 to 1995. Mr. Petrucci holds a Master of Business Administration from The University of St. Thomas, a Master of Science and Engineering from The Pennsylvania State University and a B.S from Pennsylvania State University.

Luke Scrivanich became the Vice President and General Manager of OSP in June 2012 and became Senior Vice President and General Manager of OSP in August 2012. Mr. Scrivanich joined the Company in April 2008 as Vice President and General Manager of Flex Products. Prior to joining the Company in 2008, Mr. Scrivanich was with PPG Industries where he served in general management, marketing and strategic planning positions for various divisions, including fine chemicals, optical products and coatings. He previously held senior marketing positions at AGR International, Inc., a manufacturer of packaging inspection equipment. Mr. Scrivanich holds a B.S. in Chemical Engineering from Cornell University and an M.B.A. from the Harvard Graduate School of Business Administration.

Kevin Siebert joined the Company in September 2007, became Vice President, General Counsel and Secretary in February 2015 and became Senior Vice President, General Counsel and Secretary in August 2017. Before assuming the General Counsel role, Mr. Siebert held increasingly senior roles within the Company's legal department. Before joining the Company, Mr. Siebert was Senior Counsel at France Telecom from 2004 to 2007 where he primarily had legal responsibility for North American operations and also handled mergers and acquisitions, among other functions. Prior to that, Mr. Siebert served as in- house counsel at a technology company and held associate roles in private practice, focusing on mergers and acquisitions, corporate and telecommunications matters. Mr. Siebert holds a B.A. in Political Science from the University of Richmond and a J.D. from the Washington University School of Law.

Gary Staley joined the Company in February 2017 as Senior Vice President, Global Sales, Network and Service Enablement. Prior to joining the Company, Mr. Staley served as Vice President, Worldwide Channel Sales at NetScout Systems from July 2015 to January 2017 where he was responsible for the global partner network. Prior to that role, Mr. Staley was the Vice President of Worldwide Sales for Fluke Networks from 2012 to 2015 and Vice President of America Sales for Fluke Networks from 2010 to 2012. Earlier roles included sales leadership positions at Verizon, Alcatel-Lucent, AboveNet, Dell Technologies, Imperva and Firescope. Mr. Staley holds a Bachelor of Business Administration in Marketing from Ohio University.

Proposal 3 Advisory Vote on Executive Compensation

Pursuant to section 14A of the Exchange Act, stockholders have the opportunity to cast an annual non- binding, advisory vote on the compensation of our NEOs. Accordingly, we are asking you to approve the following resolution at the 2025 Annual Meeting:

> "RESOLVED, that the stockholders approve, on a non-binding advisory basis, the compensation of the Company's named executive officers, as disclosed in the Company's Proxy Statement for the 2025 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and related narrative discussion."

You are encouraged to read the Executive Compensation section of this Proxy Statement, including the Compensation Discussion and Analysis ("CD&A"), along with the accompanying tables and narrative disclosure, which describe the compensation of our NEOs.

Although the advisory vote is non-binding, the Compensation Committee and the Board will review the results of the vote and will consider the results of the vote when making future compensation decisions. It is expected that the next advisory vote on the compensation of the Company's NEOs will be held at the 2026 Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE, ON AN ADVISORY BASIS, "FOR" THE APPROVAL OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS.

Proposal 4 Amendment and Restatement of 2003 Equity Incentive Plan

We are asking our stockholders to approve the amendment and restatement of our 2003 Equity Incentive Plan (the "2003 Plan"), as amended and restated by our Board on September 18, 2025, to, among other things, (i) increase the number of shares of common stock reserved for issuance under the 2003 Plan by 10,500,000 shares, and (ii) make certain other best practice, tax provisions and administrative changes to the 2003 Plan (the 2003 Plan, as amended and restated, the "Amended Equity Incentive Plan").

The approval of the Amended Equity Incentive Plan by our stockholders is important because the number of shares currently authorized for issuance under our 2003 Plan is not expected to be sufficient to meet our needs over the next year. in FY25, we closed the acquisition of Inertial Labs, adding approximately 157 employees. We anticipate that our previously announced acquisition of the High-Speed Ethernet and Network Security Testing business lines of Spirent Communications plc will close in the fall of 2025, adding approximately 500 new employees to VIAVI. If our stockholders do not approve this proposal, then the proposed increase in the number of shares available for issuance and the other proposed amendments will not become effective.

Reasons to Approve the Amended Equity Incentive Plan

The Board recommends a vote in favor of the Amended Equity Incentive Plan because the Board believes the Amended Equity Incentive Plan is in the best interests of the Company and our stockholders for the following reasons:

- **Aligns non-employee director, employee, and stockholder interests.** We currently provide restricted stock units ("RSUs") to a broad-based group of our employee population as well as our non-employee directors. We also provide RSUs with service- and performance-based vesting conditions to our executive officers. We believe that our stock-based compensation programs, along with our stock ownership guidelines for our non-employee directors and executives, help align the interests of our non-employee directors, executives, and employees with the interests of our stockholders by giving them a sense of ownership and long-term personal involvement in and accountability for the development and financial success of the Company. We expect our previously announced acquisition of the High-Speed Ethernet and Network Security Testing business lines of Spirent Communications plc to close in the fall of 2025, adding approximately 500 new employees to VIAVI. If the Amended Equity Incentive Plan is approved, we will be able to continue to use equity to align the interests of our non-employee directors, executives, and employees with the interests of our stockholders.

- **Attracts and retains talent.** Talented, motivated, and effective executive officers and employees are essential to execute our business strategies and propel our business forward. Stock-based compensation has been a critical component of total compensation at the Company for many years because this type of compensation enables the Company to effectively recruit and retain executive officers and other employees in a competitive market for talent while encouraging them to act and think like owners of the Company. If the Amended Equity Incentive Plan is approved, we believe we will maintain our ability to offer competitive compensation packages to both retain our best performers and attract new talent.

- **Supports our pay-for-performance philosophy.** A significant portion of total compensation for our executive officers is equity-based incentive compensation tied to the achievement of our stock price performance. We use incentive compensation to help reinforce desired business results and to motivate executives to make decisions to produce those results. If the Amended Equity Incentive Plan is approved, it will continue to support our pay-for-performance philosophy.

- **Avoids disruption in our compensation programs and mitigates the need for significant cash compensation.** We consider equity compensation to be a vital element of our employee compensation programs. We believe that, if stockholders approve the Amended Equity Incentive Plan, the additional shares reserved under the Amended Equity Incentive Plan will be sufficient to enable us to grant stock awards for approximately the next two years, based on historical grant and forfeiture levels, the recent market prices of our common stock, and the anticipated use of stock awards as an incentive and retention tool. If the Amended Equity Incentive Plan is not approved, we would need to replace components of compensation previously awarded in equity with cash or with other instruments that may not necessarily support our goals of strengthening longer-term retention and aligning employee interests with those of our stockholders. Additionally, replacing equity with cash would increase our cash compensation expense and significantly deplete cash that could be better utilized for other strategic purposes or returned to stockholders.

- **Balances appropriately our need to attract and retain talent with stockholder interests regarding dilution.** We recognize the dilutive impact of our equity compensation programs on our stockholders, and we continuously strive to balance this concern with the competition for talent, competitive compensation practices, and the need to attract and retain talent. As described in more detail below under the heading "Dilution, Overhang and Burn Rate," we believe the Amended Equity Incentive Plan is not excessively dilutive to our stockholders given our overhang and that our three-year average annual gross burn rate is 1.9% and our three-year average net burn rate is 1.8%.

- **Protects stockholder interests and embraces sound stock-based compensation practices.** As described in more detail below under the heading "The Amended Equity Incentive Plan Reflects Governance Best Practices," the Amended Equity Incentive Plan includes features that are consistent with the interests of our stockholders and sound corporate governance practices.

Summary of Material Changes to the Amended Equity Incentive Plan

Summary of Material Changes to the Amended Equity Incentive Plan

The 2003 Plan is being amended to provide, among other things, for the following:

- **Increase Share Reserve.** Increase share reserve by 10,500,000 shares.

- **Rename Plan**. Rename the 2003 Plan to be the "Viavi Solutions Inc. Equity Incentive Plan."

- **Provide for Incentive Stock Option Limit**. Provide that incentive stock options may not be granted without stockholder approval following the ten-year anniversary of the Board's approval of the Amended Equity Incentive Plan.

- **Clarify Which Shares May Be Reissued Under the Amended Equity Incentive Plan**. Clarify that awards granted under the Amended Equity Incentive Plan that are paid out in cash rather than shares and awards granted in assumption or substitution of awards previously granted by an acquired company will not reduce the number of shares available for issuance under the Amended Equity Incentive Plan.

- **Clarify Plan Administrator's Authority under the Amended Equity Incentive Plan**. Clarify that determinations under the Amended Equity Incentive Plan by the plan administrator need not be uniform.

- **Update the Types of Performance Criteria that May Apply to Awards**.

- **Include Section 409A References**. Include certain references to Section 409A of the Internal Revenue Code of 1986, as amended and restated (the "Code") to ensure compliance with Section 409A.

In addition to the foregoing, the Amended Equity Incentive Plan includes a number of other clarifying, conforming and clean-up changes.

The Amended Equity Incentive Plan Reflects Governance Best Practices

Our Amended Equity Incentive Plan include additional provisions that are designed to protect our stockholders' interests and to reflect corporate governance best practices, including:

- **No Repricing or Buyout of Underwater Options or Stock Appreciation Rights**. Prohibits stock option and stock appreciation right ("SAR") repricing or other exchanges for cash or equity compensation without stockholder consent.

- **No Discounted Options and Stock Appreciation Rights**. Requires stock options and SARs to be granted with an exercise price equal to at least the fair market value of our common stock on the date the award is granted.

- **Minimum Vesting Period**. Requires awards to have a minimum vesting of at least one year from the date of grant, subject to certain limited exceptions.

- **No Evergreen Provision**. Avoids the use of "evergreen" share reserve increases and instead requires stockholder approval to increase the share reserve.

- **No Liberal Share Counting**. Prohibits the reuse of shares withheld or delivered to satisfy the exercise price of an option or SAR, or to satisfy tax withholding requirements with respect to awards.

- **No Single Trigger and Specific Disclosure of Equity Award Vesting upon a Corporate Transaction**. Awards do not accelerate upon a corporate transaction unless the acquiring company does not assume or replace the awards, with performance-based equity awards vesting at target.

- **Prohibition on Payment of Dividends and Dividend Equivalents on Unvested Awards**. Prohibits the payment or settlement of dividends or dividend equivalents with respect to any award until the underlying shares or units vest.

- **Limit on non-employee director awards**. The aggregate value of all compensation paid or granted, as applicable, to any individual for service as a non-employee director of our Board with respect to any fiscal year, including awards granted under the Amended Equity Incentive Plan and cash fees paid by us to such non-employee director, will not exceed $1,000,000 in total value.

- **No Automatic Grants**. The Amended Equity Incentive Plan does not provide for automatic grants to any participant.

- **No Tax Gross-ups**. The Amended Equity Incentive Plan does not provide for any tax gross-ups.

- **Maximum Term of Options/SARs.** The maximum term for options and SARs issued under the Amended Equity Incentive Plan is 8 years.

- **No Transferability**. Awards generally may not be transferred, except by will or the laws of descent and distribution, unless approved by the Amended Equity Incentive Plan administrator, and in no event may any stock award be transferred for consideration to a third-party financial institution.

- **No Reload Grants**. Reload grants, or the granting of stock options conditioned upon delivery of shares to satisfy the exercise price and/or tax withholding obligation under another employee stock option are not permitted.

Dilution, Overhang and Burn Rate

While the use of long-term incentives in the form of equity awards is an important part of our compensation program, we recognize that stock awards dilute existing stockholders and are mindful of our responsibility to our stockholders to exercise judgment in the granting of equity awards. Our Compensation Committee regularly reviews our long-term incentive compensation program to ensure that we balance our employee compensation objectives with our stockholders' interest in limiting dilution from stock awards.

The following table sets forth information regarding outstanding grants as of August 31, 2025 under the 2003 Plan. As of August 31, 2025, we had 222,655,443 shares of common stock issued and outstanding. The market value of one share of our common stock on August 29, 2025, the last trading day of August, as determined based on the closing price per share of our common stock as reported on the Nasdaq was $11.28.

Equity Plan	Stock Options (# of shares)	Weighted-Average Exercise Price Per Share ($)	Weighted-Average Remaining Contractual Term (In Years)	Full Value Awards (# of shares)(1)	Shares Available for Future Grant (# of shares)
2003 Plan	-	$ —	-	11,756,307	3,343,622
Total	-	$ —	-	11,756,307	3,343,622

(1) Service-vesting RSUs and performance-vesting RSUs are referred to as "Full Value Awards."

The Compensation Committee also regularly reviews our historical equity award granting practices, including our share usage rate (commonly referred to as "burn rate") and equity overhang activity. The following table provides detailed information regarding our burn rate and equity overhang activity (based on total potential award shares) under the 2003 Plan for the last three fiscal years. The effects of our stock repurchase program are included in these calculations. During the last three fiscal years, no awards were issued under any equity plan other than the 2003 Plan and our 1998 Employee Stock Purchase Plan and no inducement awards were made outside of a stockholder-approved equity plan.

	Fiscal 2025	Fiscal 2024	Fiscal 2023
Gross Burn Rate[1]	2.3%	1.8%	1.6%
Net Burn Rate[2]	2.1%	1.7%	1.5%
Equity Overhang[3]	7.5%	9.1%	6.7%

(1) Gross Burn Rate is calculated as (a) the number of new RSU stock awards granted under the 2003 Plan plus the number of PSU awards earned in the fiscal year, divided by (b) the weighted average common shares outstanding of the Company at the end of the fiscal year.

(2) Net Burn Rate is calculated as (a) the number of new RSU stock awards granted under the 2003 Plan plus the number of PSU awards earned in the fiscal year, net of stock awards cancelled and forfeited under the 2003 Plan, divided by (b) the weighted average common shares outstanding of the Company at the end of the fiscal year.

(3) Equity Overhang is calculated as (a) the number of shares subject to outstanding stock awards plus the number of shares available for grant under the 2003 Plan, divided by (b) the number of shares subject to outstanding stock awards, plus the number of shares available for grant under the 2003 Plan, plus the weighted average common shares outstanding of the Company at the end of the fiscal year.

The table below shows the number of options and full value awards granted under the 2003 Plan in each of the last three years as well as the number of performance-based awards that were earned each year.

Fiscal Year	Option Awards Granted	Total Full-Value Awards Granted	Time Based Full-Value Awards Granted	Performance Based Full-Value Awards Granted[1]	Performance Based Full-Value Awards Earned[2]	Weighted-Average Shares Outstanding (Basic)
2025	—	6,133,805	4,638,665	1,495,140	433,341	222,457,304
2024	—	4,788,342	3,609,802	1,178,540	489,715	222,594,324
2023	—	3,769,347	3,083,165	686,182	594,667	224,632,269

(1) Performance based full-value awards granted at target achievement levels.

(2) Earned performance based full-value awards reflects the number of performance-based awards that were earned during the applicable year.

Description of the Amended Equity Incentive Plan

The material features of the Amended Equity Incentive Plan are summarized below. This summary does not purport to be a complete description of all the provisions of the Amended Equity Incentive Plan, and this summary is qualified in its entirety by reference to the text of the Amended Equity Incentive Plan. A complete copy of the proposed Amended Equity Incentive Plan is attached to this proxy statement as Appendix B.

Purpose of the Amended Equity Incentive Plan

The purpose of the Amended Equity Incentive Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company by offering them an opportunity to participate in the Company's future performance.

Eligibility

All employees, directors and consultants are eligible to receive awards under the Amended Equity Incentive Plan. As of August 31, 2025, there were approximately 3,700 employees, 20 consultants, 7 executive officers and 9 independent directors who were eligible to participate in the Amended Equity Incentive Plan.

Authorized Shares

If the Amended Equity Incentive Plan is approved, subject to capitalization adjustments, the maximum aggregate number of shares of common stock which may be issued pursuant to all awards (including incentive stock options) will be equal to the sum of (i) 10,500,000 additional shares of common stock, (ii) the number of shares subject to awards outstanding under the Amended Equity Incentive Plan as of the date of the Annual Meeting that on or after the Annual Meeting would have otherwise been available for reissuance under the Amended Equity Incentive Plan and, (iii) the number of shares that are available for future grant of awards under the 2003 Plan immediately prior to November 12, 2025. The shares to be issued pursuant to awards may be authorized, but unissued, or reacquired common stock.

Following the date of stockholder approval, the Amended Equity Incentive Plan's share reserve will continue to be reduced by one share for each share made subject to an award.

Any shares covered by an award (or portion of an award) which is forfeited, canceled, or expires (whether voluntarily or involuntarily) shall be deemed not to have been issued for purposes of determining the maximum aggregate number of shares which may be issued under the Amended Equity Incentive Plan. Shares that actually have been issued under the Amended Equity Incentive Plan pursuant to an award shall not be returned to the Amended Equity Incentive Plan and shall not become available for future issuance under the Amended Equity Incentive Plan, except that if unvested shares, due to their failure to vest, are forfeited or repurchased by the Company at the lower of their original purchase price or their fair market value at the time of repurchase, such shares shall become available for future grant under the Amended Equity Incentive Plan. With respect to options and SARs that are exercised, the gross number of exercised shares subject to the award will cease to be available under the Amended Equity Incentive Plan (whether or not the award is net settled for a lesser number of shares, or if shares are utilized to exercise such an award). In addition, if shares are withheld to pay any withholding taxes applicable to an award, then the gross number of shares subject to such award will cease to be available under the Amended Equity Incentive Plan. To the extent an award under the Amended Equity Incentive Plan is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under the plan.

Awards may, in the sole discretion of the Equity Incentive Plan Administrator (as defined below), be granted under the Amended Equity Incentive Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines ("Substitute Awards"). Substitute Awards shall not be counted against the Amended Equity Incentive Plan's share reserve; provided, that, Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding options intended to qualify as incentive stock options shall be counted against the incentive stock option limit. Subject to applicable stock exchange requirements, available shares under a shareholder-approved plan of an entity directly or indirectly acquired by the Company or with which the Company combines (as appropriately adjusted to reflect such acquisition or transaction) may be used for Awards under the Plan and shall not count toward the Amended Equity Incentive Plan's share reserve.

Administration

The Amended Equity Incentive Plan is administered by the Board or a committee of the Board (collectively, the "Equity Incentive Plan Administrator"). The Board has delegated to its Compensation Committee the authority generally to administer the Amended Equity Incentive Plan. Subject to applicable law and the terms of the Amended Equity Incentive Plan, the Equity Incentive Plan Administrator has the authority, in its discretion, to:

- select the employees, directors and consultants to whom awards are to be granted;
- determine the type of awards to be granted;
- determine the number of shares or the amount of other consideration to be covered by each award granted under the Amended Equity Incentive Plan;
- approve award agreements for use under the Amended Equity Incentive Plan;
- determine the terms and conditions of each award granted under the Amended Equity Incentive Plan;
- amend the terms of any outstanding award granted under the Amended Equity Incentive Plan;
- construe and interpret the terms of the Amended Equity Incentive Plan and the awards granted;
- establish additional terms, conditions, rules or procedures to accommodate the rules or laws of applicable non-U.S. jurisdictions; and
- take such other action not inconsistent with the terms of the Amended Equity Incentive Plan as the Equity Incentive Plan Administrator deems appropriate.

The Equity Incentive Plan Administrator's determinations under the Amended Equity Incentive Plan do not need to be uniform and may be made by it selectively among persons who are eligible to receive, or actually receive, awards. Without limiting the generality of the foregoing, the Amended Equity Incentive Plan Administrator is entitled to make non-uniform and selective determinations, amendments and adjustments, and to enter into non-uniform and selective award agreements.

Amended Equity Incentive Plan Limits

The maximum number of shares for which awards may be granted to any participant during a fiscal year is 1,790,200 shares, provided that a participant may be granted awards for up to an additional 1,790,200 shares in connection with the participant's initial commencement of service or first promotion in any fiscal year. These award limits will be adjusted proportionately in the event of a stock split or other change in the Common Stock or capital structure of the Company.

The maximum value of awards granted during a single fiscal year under the Amended Equity Incentive Plan, if any, taken together with any cash fees paid during such fiscal year for services on the Board, will not exceed $1,000,000 in total value for any non-employee director, calculating the value of any such awards based on the grant date fair value of such awards under applicable financial accounting standards. Such limit includes the value of any awards that are received in lieu of payment of all or a portion of the non-employee director's regular annual retainer or other similar cash-based payments. For the avoidance of doubt, neither awards granted or compensation paid to a non-employee director for services rendered as an employee or consultant nor any amounts paid to a non-employee director as a reimbursement of an expense will count against the foregoing.

Prohibition of Repricing without Stockholder Approval

The Amended Equity Incentive Plan expressly provides that, without the approval of the Company's stockholders, the Company may not reduce the exercise price of any option or SAR granted under the Amended Equity Incentive Plan or cancel an outstanding option or SAR having an exercise price that exceeds the fair market value of the underlying shares in exchange for cash, another option, SAR, restricted stock, RSUs or other award, unless the exchange occurs in connection with a corporate transaction, as described below.

Terms and Conditions of Awards

The Amended Equity Incentive Plan provides for the grant of awards in the form of stock options, SARs, restricted stock, RSUs, performance shares, performance units, and dividend equivalent rights. Stock options granted under the Amended Equity Incentive Plan may be either incentive stock options complying with Section 422 of the Code or nonqualified stock options. Incentive stock options may be granted only to employees.

Each award must be evidenced by an award agreement designating the type of award granted. Stock options must be designated as either incentive stock options or nonqualified stock options. However, to the extent that the aggregate fair market value of shares of common stock subject to options designated as incentive stock options which become exercisable by an employee for the first time during any calendar year exceeds $100,000, such excess options are treated as nonqualified stock options. The term of any award granted under the Amended Equity Incentive Plan may not exceed eight years, provided that the term of an incentive stock option granted to an employee who owns stock representing more than 10% of the combined voting power of the Company or any parent or subsidiary of the Company may not exceed five years.

Awards may be granted with such vesting conditions, including satisfaction of performance criteria, as are determined by the Equity Incentive Plan Administrator. The Amended Equity Incentive Plan establishes the following business criteria upon which the Equity Incentive Plan Administrator may base such performance goals for purposes of qualifying the award as performance-based: (1) increase in share price, (2) earnings per share, (3) total stockholder return, (4) operating margin, (5) gross margin, (6) return on equity, (7) return on assets, (8) return on investment and/or return on invested capital, (9) operating income, (10) net income, (11) net operating income, (12) pre-tax profit, (13) cash flow, (14) free cash flow; (15) revenue, (16) net revenue, (17) expenses, (18) earnings before income taxes, interest, depreciation and/or amortization, (19) economic value added, (20) market share, (21) personal management objectives, (22) debt and/or debt-to-equity; (23) bookings; (24) sales; (25) annual recurring revenue; (26) liquidity; (27) intellectual property (e.g., patents)/product development; (28) mergers, acquisitions, divestitures or other strategic transactions; (29) individual business and/or management objectives; (30) cost per order dollar; (31) design or design wins; (32) operational metrics, key performance indicators or strategic goals; (33) responsible business goals; and (34) other measures of performance selected by the Equity Incentive Plan Administrator. As determined by the Equity Incentive Plan Administrator, any criteria used may be measured, as applicable, (i) in absolute terms, (ii) in relative terms, including, but not limited, passage of time (such as year over year growth) and/or against another company, a comparison group of companies or index designated by the Equity Incentive Plan Administrator, (iii) on a per-share basis, (iv) against the performance of the Company as a whole or one or more identifiable business units, divisions, products, lines of business or segments of the Company, (v) on a pre-tax or after-tax basis, and/or (vi) on a GAAP or non-GAAP basis. The Amended Equity Incentive Plan also provides that the Equity Incentive Plan Administrator may provide at the time of grant for the adjustment of the performance goals to include or exclude any objectively determinable components of any performance measure.

Exercise Price of Options and SARs

Stock options and SARs must have an exercise price per share that is not less than 100% of the fair market value of a share of common stock on the date the option is granted, except that in the case of incentive stock options granted to an employee who owns stock representing more than 10% of the combined voting power of the Company or any parent or subsidiary of the Company such exercise price may not be less than 110% of the fair market value of a share of common stock on the date the option is granted. The exercise price is generally payable in cash, by check, through the surrender of shares of common stock or, in the case of options, by means of a broker-assisted sale and remittance procedure.

Equity Programs

Under the Amended Equity Incentive Plan, the Equity Incentive Plan Administrator may establish one or more programs to permit selected participants the opportunity to elect to defer receipt of consideration payable under an award. The Administrator also may establish separate programs for the grant of particular forms of awards to one or more classes of participants.

Minimum Vesting

All awards granted under the Amended Equity Incentive Plan after the plan becomes effective will have a minimum vesting period of one-year measured from the date of grant; provided, however, that up to 5% of the shares available for future distribution under the Amended Equity Incentive Plan on the date the plan becomes effective may be granted without such minimum vesting requirement. Further, this minimum vesting requirement will not limit (i) the Company's ability to grant awards that contain rights to accelerated vesting on a termination of employment or service (or to otherwise accelerate vesting), or (ii) any rights to accelerated vesting in connection with a change of control. In addition, any awards assumed or substituted in connection with an acquisition and awards to non-employee directors that vest on the earlier of the one-year anniversary of the date of grant or the next annual meeting of stockholders (which is at least 50 weeks after the immediately preceding year's annual meeting of stockholders) will not be subject to this minimum vesting requirement.

Dividends and Dividend Equivalents

The Administrator may credit any holder of an award granted under the Amended Equity Incentive Plan with dividends or dividend equivalents in an amount equal to the value of all dividends paid on one share of common stock for each share represented by the award. However, any such dividends or dividend equivalents may not be paid until the underlying share or unit vests. The value of dividends or dividend equivalents payable with respect to awards that do not vest must be forfeited.

Termination of Service

A participant in the Amended Equity Incentive Plan whose service with the Company terminates may exercise an award only to the extent and only within the time period provided in the award agreement. Any award designated as an incentive stock option not exercised within the time permitted by Section 422 of the Code following the participant's termination of employment will be treated as a nonqualified stock option.

Transferability of Awards

Incentive stock options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent and distribution and may be exercised during the lifetime of the participant only by the participant. Other awards may be transferred only by will or by the laws of descent and distribution, or by gift or domestic relations order to the participant's immediate family in a manner determined by the Equity Incentive Plan Administrator. The Amended Equity Incentive Plan permits the designation of beneficiaries by holders of awards; provided that in no event may any award be transferred for consideration to a third-party financial institution.

Prohibition on Loans

The Amended Equity Incentive Plan provides that no grantee will be permitted to execute a promissory note as partial or full consideration for the purchase of shares.

Change in Time Commitment

With respect to awards granted under the Amended Equity Incentive Plan after the Annual Meeting, subject to approval by our stockholders, in the event a grantee's regular level of time commitment in the performance of his or her services for the Company is reduced (for example, and without limitation, if the grantee is an employee of the Company and the employee has a change in status from a full-time employee to a part-time employee or takes an extended leave of absence) after the date of grant of any award to the grantee, the Company has the right in its sole discretion to (x) make a corresponding reduction in the number of shares or cash amount subject to any portion of such award that is scheduled to vest or become payable after the date of such change in time commitment, and (y) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such award. In the event of any such reduction, the grantee will have no right with respect to any portion of the award that is so reduced or extended.

Change in Capitalization

Subject to any required action by the stockholders of the Company, the number of shares of common stock covered by outstanding awards, the number of shares of common stock that have been authorized for issuance under the Amended Equity Incentive Plan, the exercise or purchase price of each outstanding award, the maximum number of shares of common stock that may be granted subject to awards to any participant in a fiscal year, and the like, will be proportionally adjusted in the event of (i) any increase or decrease in the number of issued shares of common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification or similar event affecting the common stock, or (ii) any other increase or decrease in the number of issued shares of common stock effected without receipt of consideration by the Company. In addition, the Equity Incentive Plan Administrator is authorized to provide for such adjustments in connection with any other transaction with respect to common stock, including a merger, consolidation, acquisition of property or stock, separation (including a spin-off or other distribution of stock or property), reorganization, liquidation (whether partial or complete) or any similar transaction.

Corporate Transactions

Outstanding awards will terminate upon the consummation of a corporate transaction (as described below) except to the extent that they are continued by the Company or assumed by the successor entity or its parent. Except as otherwise provided by the award agreement, the vesting of an outstanding award will be accelerated in full and if applicable, exercisable and released from any repurchase or forfeiture rights (other than repurchase rights exercisable at fair market value) if it is not continued by the Company or assumed or replaced by the successor entity or its parent in connection with a corporate transaction (with awards that vest based on performance-criteria, vesting at target); provided, however, that any payout in connection with an award shall comply with Section 409A of the Code to the extent necessary to avoid taxation thereunder. The Amended Equity Incentive Plan provides that a corporate transaction includes (i) the sale of all or substantially all of the Company's assets, (ii) the complete dissolution or liquidation of the Company, (iii) a merger or consolidation in which the Company is not the surviving entity, (iv) any reverse merger in which the Company is the surviving entity but in which securities possessing more than 40% of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger, or (v) the acquisition in a single or series of related transactions by any person or related group of persons of beneficial ownership of securities possessing more than 50% of the total combined voting power of the Company's outstanding securities.

Beneficiary Designation

The Amended Equity Incentive Plan provides that, subject to the approval of the Equity Incentive Plan Administrator or a duly authorized executive officer, a participant may designate a third party who, on the death of the participant, will thereafter be entitled to exercise an option or SAR and receive the common stock or other consideration resulting from such exercise; and that in the absence of such a designation, upon the death of the participant, the executor or administrator of the participant's estate or the participant's legal heirs will be entitled to exercise the option or SAR and receive the common stock or other consideration resulting from such exercise.

Compliance with Applicable Law and Company Policies; Compensation Recovery

The Amended Equity Incentive Plan provides that each participant must comply with applicable law, the Company's Code of Business Conduct, and the Company's corporate policies, as applicable, including without limitation the Company's Clawback Policy, and that (i) compliance with applicable law, the Company's Code of Business Conduct, and the Company's corporate policies, as applicable, will be a pre-condition to earning, or vesting in, any award and (ii) any awards which are subject to the Company's Clawback Policy will not be earned or vested, even if already granted, paid or settled, until the Company's Clawback Policy ceases to apply to such awards and any other vesting conditions applicable to such awards are satisfied.

Governing Law

The Amended Equity Incentive Plan is to be construed in accordance with and governed by the internal laws of the State of Delaware.

Amendment, Suspension or Termination of the Amended Equity Incentive Plan

The 2003 Plan, as amended and restated, shall become effective upon its approval by the stockholders of the Company. No incentive stock options may be granted after the ten-year anniversary of the date of approval by the Board of the Amended Equity Incentive Plan (or September 18, 2035). Future incentive stock options may be granted pursuant to Board and stockholder approval after such date. The Board may at any time amend, suspend or terminate the Amended Equity Incentive Plan.

To the extent necessary to comply with applicable law and listing requirements, the Company will obtain stockholder approval of any amendment to the Amended Equity Incentive Plan. The Board may unilaterally amend the Amended Equity Incentive Plan or any award agreement, retroactively or otherwise, to conform the Amended Equity Incentive Plan or award agreement to any present or future law, regulation or rule applicable to the Amended Equity Incentive Plan, including Section 409A of the Code. Section 409A establishes certain requirements applicable to nonqualified deferred compensation and imposes tax penalties on such deferred compensation that does not satisfy these requirements. Certain awards granted under the Amended Equity Incentive Plan may be deemed to constitute deferred compensation and will be required to comply with the requirements of Section 409A.

Summary of Federal Income Tax Consequences

THE FOLLOWING IS ONLY A SUMMARY OF THE EFFECT OF THE U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND THE COMPANY UNDER THE AMENDED EQUITY INCENTIVE PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND IT DOES NOT DISCUSS THE TAX CONSEQUENCES OF THE EMPLOYEE'S DEATH OR THE

PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.

INCENTIVE STOCK OPTIONS. An optionee who is granted an incentive stock option does not recognize taxable income at the time the option is granted or upon its exercise, although the exercise may subject the optionee to the alternative minimum tax. Upon an optionee's sale of the shares (assuming that the sale occurs at least two years after grant of the option and at least one year after exercise of the option), any gain will be taxed to the optionee as long-term capital gain. If the optionee disposes of the shares prior to the expiration of the above holding periods, then the optionee will recognize ordinary income in an amount generally measured as the difference between the exercise price and the lower of the fair market value of the shares at the exercise date or the sale price of the shares. The difference between the amount treated as ordinary income from such premature sale and the amount realized will be characterized as capital gain or loss.

NONSTATUTORY STOCK OPTIONS. An optionee does not recognize any taxable income at the time he or she is granted a non-statutory stock option. Upon exercise, the optionee recognizes taxable income generally measured by the excess of the then fair market value of the shares over the exercise price. Upon a disposition of such shares by the optionee, any difference between the sale price and the optionee's exercise price, to the extent not recognized as taxable income as provided above, is treated as long-term or short-term capital gain or loss, depending on the holding period.

RESTRICTED STOCK. If at the time of purchase, restricted stock is subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code, the purchaser will not recognize ordinary income at the time of purchase. Instead, the purchaser will recognize ordinary income on the dates when a stock ceases to be subject to a substantial risk of forfeiture. At such times, the purchaser will recognize ordinary income measured as the difference between the purchase price and the fair market value of the stock on the date the stock is no longer subject to a substantial risk of forfeiture.

The purchaser may accelerate to the date of purchase his or her recognition of ordinary income, if any, and the beginning of any capital gain holding period by timely filing an election pursuant to Section 83(b) of the Code. In such event, the ordinary income recognized, if any, is measured as the difference between the purchase price and the fair market value of the stock on the date of purchase, and the capital gain holding period commences on such date. The ordinary income recognized by a purchaser who is an employee will be subject to tax withholding by the Company.

STOCK APPRECIATION RIGHTS. No income will be recognized by a recipient in connection with the grant of a SAR. When the SAR is exercised, the recipient will generally be required to include as taxable ordinary income in the year of exercise an amount equal to the sum of the amount of cash received and the fair market value of any common stock received upon the exercise.

RESTRICTED STOCK UNITS, PERFORMANCE SHARES AND PERFORMANCE UNITS. A participant generally will recognize no income upon the receipt of a RSU, performance share or performance unit award. Upon the settlement of such awards, participants normally will recognize ordinary income in the year of settlement in an amount equal to the cash received and the fair market value of any unrestricted shares of stock received. If the participant is an employee, such ordinary income generally is subject to withholding of federal income and employment taxes. If the participant receives performance shares, the participant generally will be taxed in the same manner as described above under "Restricted Stock." Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value of unrestricted shares on the date they were issued, will be taxed as a long- or short-term capital gain or loss, depending on whether the shares have been held for more than one year since they were acquired by the participant.

DIVIDENDS AND DIVIDEND EQUIVALENTS. Because RSUs and performance unit awards are not actual, issued shares of our common stock, recipients do not have the rights of a stockholder, but these awards may provide for the payment of dividend equivalents. Recipients of stock-based awards that earn dividends or dividend equivalents will recognize taxable ordinary income on any dividend payments received with respect to such awards. If the participant is an employee, such income is subject to withholding of federal income and employment taxes.

COMPANY TAX DEDUCTION. The Company generally will be entitled to a tax deduction in connection with an award under the Amended Equity Incentive Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the vesting of a restricted stock unit). Special rules limit the deductibility of compensation paid to certain executive officers. Section 162(m) of the Code places a limit of $1.0 million dollars on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executive officers.

SECTION 409A. Section 409A of the Code provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual's deferral and distribution elections and permissible distribution events. Awards granted under the Amended Equity Incentive Plan with a deferral feature will be subject to the requirements of Section 409A of the Code. If an award is subject to and fails to satisfy the requirements of Section 409A of the Code, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A of the Code fails to comply with Section 409A's provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

New Plan Benefits

Our named executive officers and directors have an interest in this proposal because they are eligible to participate in the Amended Equity Incentive Plan. The Amended Equity Incentive Plan does not provide for set benefits and we have not approved any awards that are conditioned on stockholder approval of the Amended Equity Incentive Plan. However, as discussed in further detail in the section entitled "Director Compensation", each of our current non-employee directors is entitled to receive a grant of RSUs every year following reelection at the annual meeting of stockholders for the number of shares determined by dividing $220,000 by the 30-calendar day average stock price prior to the date of grant, which vest on the first anniversary of the grant date. As of the date of the 2025 annual meeting of stockholders, such awards will be granted under the Amended Equity Incentive Plan.

The following table summarizes the aggregate value of the shares that our non-employee directors as a group will receive if those that are nominated are elected and remain a director following the 2025 annual meeting of stockholders. It also highlights the fact that none of our current executive officers or employees will receive any set benefits or awards that are conditioned upon stockholder approval of the Amended Equity Incentive Plan. All other future awards under the Amended Equity Incentive Plan are discretionary and cannot be determined at this time.

Name and Position	Dollar Value ($)	Number of Shares Underlying Stock Awards
Oleg Khaykin *President, Chief Executive Officer and Director*	$ —	—
Ilan Daskal *Executive Vice President and Chief Financial Officer*	$ —	—
Paul McNab *Executive Vice President and Chief Marketing & Strategy Officer*	$ —	—
Luke Scrivanich *Senior Vice President and General Manager, Optical Security & Performance Products*	$ —	—
Gary Staley *Senior Vice President, Global Sales, Network and Service Enablement*	$ —	—
Executive officer group (7 persons)(1)	$ —	—
Non-Employee Director Group (8 persons)(2)	$ 1,760,000	—
Non-Executive Officer Employee Group	$ —	—

(1) Includes Mike Petrucci who joined the Company in April 2025.

(2) The number of shares subject to each non-employee director's RSU award will not be determinable until the grant date under the terms of the Amended Equity Incentive Plan. Assuming each of the eight non-employee director nominees are elected at the 2025 annual stockholder meeting, amount reflects the standard annual equity award of $220,000 granted to each non-employee director under the terms of the Amended Equity Incentive Plan.

History of Grants under the 2003 Plan

The table below shows, as to the listed individuals and specified groups, the number of shares of common stock subject to an equity award grant (even if not currently outstanding) under the 2003 Plan from the inception of the 2003 Plan through June 28, 2025.

Name of Individual or Group[(1)]	Number of Shares
Oleg Khaykin[(2)] *President and Chief Executive Officer*	**4,865,152**
Ilan Daskal *Executive Vice President and Chief Financial Officer*	**1,085,506**
Paul McNab *Executive Vice President and Chief Marketing & Strategy Officer*	**1,111,838**
Luke Scrivanich *Senior Vice President & General Manager, Optical Security and Performance Products*	**1,590,850**
Gary Staley *Senior Vice President, Global Sales, Network and Service Enablement*	**769,616**
All current executive officers as a group	**10,115,129**
All current directors who are not executive officers as a group[(3)]	**1,691,998**
Each nominee for election as a director	
Keith Barnes	**327,825**
Richard E. Belluzzo	**469,733**
Laura Black	**142,497**
Richard John Burns	**—**
Eugenia M. Corrales	**—**
Donald Colvin	**212,053**
Douglas Gilstrap	**65,766**
Oleg Khaykin	**4,865,152**
Joanne Solomon	**75,924**
All employees, including all current officers who are not executive officers, as a group	**163,373,888**

(1) No awards have been granted under the 2003 Plan to any associate of any of our directors (including nominees) or executive officers, and no person received 5% or more of the total awards granted under the 2003 Plan since its inception.

(2) Also a nominee for election as a director.

(3) Masood A. Jabbar is included in this calculation as a current director. Mr. Jabbar's tenure as a Director will end at the 2025 Annual Meeting.

Please also refer to the "Equity Compensation Plan Information" section of this proxy statement for further information about shares, which may be issued upon the exercise of options, warrants and rights granted to employees, consultants or members of our Board under all of our equity compensation plans as of June 28, 2025.

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE 2003 EQUITY INCENTIVE PLAN

Proposal 5 Approval of an Amended and Restated Certificate of Incorporation to Include an Officer Exculpation Provision

The Board has unanimously adopted a resolution to amend and restate our Fourth Restated Certificate of Incorporation to provide for the elimination or limitation of monetary liability of specified executive officers of VIAVI for breach of the duty of care to the fullest extent permitted by the General Corporation Law of the State of Delaware (the "DGCL").

If stockholders approve this proposal at the 2025 Annual Meeting, our Fourth Restated Certificate of Incorporation will be amended and restated (the "Amendment") to revise Article 8.1, which revision is set forth in Appendix C to this Proxy Statement (the "Amendment"), which is marked to show the proposed modifications. The description in this Proposal 5 is qualified in its entirety by reference to, and should be read in conjunction with Appendix C. The Board may abandon the Amendment without further action by stockholders at any time prior to the effectiveness of the filing of the Amendment with the Secretary of State of the State of Delaware, notwithstanding stockholder approval of the Amendment.

Purpose and Possible Effects of the Proposed Amendment

Article 8 of our Fourth Restated Certificate of Incorporation currently eliminates the monetary liability of directors for breaches of the fiduciary duty of care pursuant to and consistent with Section 102(b)(7) of the DGCL. Effective August 1, 2022, Section 102(b)(7) of the DGCL was amended to permit a corporation's certificate of incorporation to include a provision eliminating or limiting monetary liability for the following corporate officers for breach of the fiduciary duty of care in certain actions (the "Section 102(b)(7) Amendment"): (i) the president, chief executive officer, chief operating officer, chief financial officer, chief legal officer, controller, treasurer or chief accounting officer; (ii) an individual identified in the corporation's public SEC filings as one of its most highly compensated officers; and (iii) an individual who, by written agreement with the corporation, has consented to be identified as an officer for purposes of Delaware's long-arm jurisdiction statute. The Board desires to effect the Amendment to maintain provisions consistent with the governing statutes contained in the DGCL. Prior to the Section 102(b)(7) Amendment, Delaware law permitted Delaware corporations to exculpate directors from personal liability for monetary damages associated with breaches of the duty of care, but such protection did not extend to a Delaware corporation's officers. Consequently, stockholder plaintiffs have employed a tactic of bringing certain claims that would otherwise be exculpated if brought against directors, against individual officers to avoid dismissal of such claims. The Section 102(b)(7) Amendment was adopted to address inconsistent treatment between officers and directors as well as rising litigation and insurance costs for stockholders.

As is currently the case with directors under our Fourth Restated Certificate of Incorporation, this provision would not exculpate officers from liability for breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or any transaction in which the officer derived an improper personal benefit. In addition, this provision would not exculpate such officers from liability for claims brought by or in the right of the corporation, such as derivative claims. The Amendment would also expressly provide that, to the extent the DGCL is amended in the future to further authorize the reduction of director or officer liability for breach of fiduciary duty, then the liability of our directors and officers shall be eliminated to the fullest extent permitted by the DGCL as so amended. The Amendment would eliminate the liability of our statutorily defined officers as described above, but will not be retroactive, and will not apply to any act or omission occurring prior to the effectiveness of the Amendment.

If approved by stockholders, the Amendment would become effective upon filing with the Secretary of State of the State of Delaware following the 2025 Annual Meeting.

We are asking our stockholder to vote "FOR" the approval of the amendment and restatement of the Company's Fourth Restated Certificate of Incorporation as described in this Proposal 5. The Board believes it is necessary to provide protection to officers to the fullest extent permitted by law in order to attract and retain top talent. This protection has long been afforded to directors, and accordingly, the Board believes that this proposal is in the best interests of VIAVI and its stockholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF AN AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO INCLUDE AN OFFICER EXCULPATION PROVISION.

Message from the Chair of the Compensation Committee of the Board of Directors

Dear Fellow Stockholders,

This letter and the Compensation Discussion & Analysis ("CD&A") that follows highlights our financial and operational performance in FY25, the key compensation decisions that we made either in FY25 or based on FY25 performance with respect to our named executive officers ("NEOs"), and our response to stockholder feedback. As discussed in greater detail below, our compensation decisions and payouts in FY25 were closely aligned with our financial performance, and we followed through on our commitments to our stockholders to continue to align our executive compensation program with best practices.

FY25 Overview

FY25 marked a return to growth for VIAVI. This performance was fueled by diversification into the data center ecosystem and aerospace & defense markets, alongside stabilization and early signs of recovery in our traditional businesses. Demand for lab, production, and field products was particularly strong in the data center segment, while wireless and cable products remained pressured by the lack of major network upgrades among leading service providers. Our aerospace & defense business delivered solid results, driven by positioning, navigation and timing products, and our anticounterfeiting business returned to a more balanced state following a period of inventory consumption.

During FY25, we prioritized our capital allocation towards M&A activities with the acquisition of Inertial Labs, Inc. and the pending acquisition of Spirent Communications plc's High-Speed Ethernet and Network Security Testing businesses. We also repurchased approximately 2 million shares of our common stock for about $16.4 million.

We expect our diversification strategy to be a growth driver for FY26, driven by continued strong demand from the data center ecosystem and aerospace and defense customers, with some expected recovery in our traditional end markets. Our long-term focus remains on executing against our strategic priorities to drive revenue and earnings growth, capture market share and continue to optimize our capital structure. We remain positive on our long-term growth drivers and will continue to focus on executing our strategic priorities.

Key Compensation Decisions

We believe compensation decisions that we made with respect to our NEOs were strongly aligned with our financial performance.

- Our CEO and CFO did not receive increases in base salaries in FY25. Mr. Scrivanich and Mr. Staley each received modest increases in base salary for FY25 in line with market.
- For FY25, our CEO's equity mix shifted from 50% MSUs and 50% RSUs to 60% MSUs and 40% RSUs. The Board made this change in light of the Company's financial results in FY24 and to increase the emphasis on our long-term performance and increasing our shareholder value overtime.
- None of our NEOs received increases in their FY24 target annual cash incentive award opportunities (as a percentage of base salary) in FY25.
- Based upon improved Company performance relative to the prior two years and achievement of our performance objectives, our NEOs received annual cash incentive award payouts in FY25 with a payout ranging from 24.2% to 78.6%.
- Only standard annual long-term incentives awards were granted in FY25, and the vesting of our MSUs in FY25 was reflective of our total shareholder return relative to the Nasdaq Telecommunications Index with a payout ranging from 15.3% to 60.3%.
- The Compensation Committee did not approve any salary increases or increases in target annual cash incentive award opportunities for any of the NEOs, including the CEO and CFO for FY26.

Our Commitment to Compensation Best Practices

Following our strong 2024 say-on-pay vote results, in which 94% of votes cast (for or against), voted in favor of our executive compensation program, we continued with our commitments to our stockholders to align our compensation with best practices.

We invite you to review our CD&A, for more detailed information. We appreciate your ongoing support and seek your feedback, whether virtually or through written correspondence, on our compensation design and program.

Sincerely,

Keith Barnes

Chair, Compensation Committee of the Board of Directors

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") provides information on the goals and objectives of our executive compensation programs, including VIAVI's compensation philosophy, which focuses on rewarding our executive officers for their central role in our growth and long-term performance. While the principles underlying this philosophy extend to all levels of the organization, this CD&A primarily covers the compensation provided to our named executive officers ("NEOs"). For FY25, our NEOs consisted of current executive officers listed below and presented in the executive compensation tables of this Proxy Statement. We use the term "Compensation Committee" in the CD&A and the executive compensation tables to refer to the Compensation Committee of VIAVI's Board of Directors.

Oleg Khaykin	President and Chief Executive Officer (our "CEO")
Ilan Daskal	Executive Vice President and Chief Financial Officer (our "CFO")
Paul McNab	Executive Vice President and Chief Marketing & Strategy Officer
Luke Scrivanich	Senior Vice President and General Manager, Optical Security & Performance Products
Gary Staley	Senior Vice President, Global Sales, Network and Service Enablement

Executive Summary

Business Results

FY25 marked a return to growth for VIAVI. This performance was fueled by diversification into the data center ecosystem and aerospace and defense markets, alongside stabilization and early signs of recovery in our traditional businesses. Demand for lab, production, and field products was particularly strong in the data center segment, while wireless and cable products remained pressured by the lack of major network upgrades among leading service providers. Our aerospace and defense business delivered solid results, driven by positioning, navigation and timing products, and our anticounterfeiting business returned to a more balanced state following a period of inventory consumption.

During FY25, we prioritized our capital allocation towards M&A activities with the acquisition of Inertial Labs, Inc. and the pending acquisition of Spirent Communications plc's High-Speed Ethernet and Network Security Testing businesses. We also repurchased approximately 2 million shares of our common stock for about $16.4 million.

We expect our diversification strategy to be a growth driver for FY26, driven by continued strong demand from the data center ecosystem and aerospace and defense customers, with some expected recovery in our traditional end markets.

Our long-term focus remains on executing against our strategic priorities to drive revenue and earnings growth, capture market share and continue to optimize our capital structure. We remain positive on our long-term growth drivers and will continue to focus on executing our strategic priorities.

Net Revenues up 8.4% year-over-year	GAAP Operating Margin up 320 basis points year-over-year to	Total Consolidated GAAP EPS increased 225.0% year-over-year to
$1.08 billion	**5.3%**	**$0.15**[(1)]

Capital Returned to Stockholders in FY25	Non-GAAP Operating Margin up 270 basis points year-over-year to	Total Consolidated non-GAAP EPS up 42.4% year-over-year to
$16.4 million	**14.2%**[(1)]	**$0.47**[(1)]

(1) Appendix A includes a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures.

Our Executive Compensation Program Focuses on Pay for Performance

The table below summarizes the performance-based compensation components of our executive compensation program.

Incentive Awards	Performance Highlights	Commentary
FY25 Target Annual Cash Incentive Award Opportunities (as a percentage of base salary)	All NEOs received bonuses for H1 and H2 of FY25. **H1 NEO achievements:** ▪ Corporate at 33.9% ▪ OSP at 38.2% ▪ NSE at 29.7% ▪ NSE sales at 38.4% **H2 NEO achievements:** ▪ Corporate at 68.6% ▪ OSP at 118.6% ▪ NSE at 18.6% ▪ NSE sales at 56.5%	Payouts were subject to the achievement of a threshold performance goal. Financial metrics were weighted at 100% and capped at 150% payout, except in the case of Mr. Staley's NSE sales booking goal, which was capped at 250% payout with respect to 40% weighting of his target annual cash incentive award opportunity. In FY25, the sustainability negative modifier remained applicable for our CEO's Variable Payment Plan. For a description of the sustainability negative modifier, please see page 63 under Financial Metrics.
Market-based Stock Units ("MSUs")(1)	▪ FY22 MSUs: 51.0% of 3rd tranche earned, based on our 40.3 percentile TSR ranking ▪ FY23 MSUs: 15.3% of 2nd tranche earned, based on our 29.6 percentile TSR ranking ▪ FY24 MSUs: 41.7% of 1st tranche earned, based on our 37.5 percentile TSR ranking ▪ FY24 CFO MSUs: 60.3% of 1st tranche earned, based on our 43.1 percentile TSR ranking(2) (1) Earned based on total shareholder return through 9/15/24 (2) Certified in September 2024 and released based on continued service through November 28, 2024	Earned based on our total stockholder return ("TSR") relative to the performance of companies in the Nasdaq Telecommunications Index (the "Nasdaq Telecom Index") measured over one-year, two-year and three-year performance periods. Above median (55th percentile) performance required for a target payout.
FY21 Retention Awards: Performance-based Stock Units ("PSUs")	▪ FY21 Retention awards measurement period was completed as of February 28, 2025	The PSU awards tied to achieving a $20 share price were forfeited because the target was not met. The CEO's Executive Leadership PSUs, tied to development and succession plan goals, were fully achieved and approved by the Board in FY23 and vested in February 2025, following his continued service through that date.

2024 Say-on-Pay Advisory Vote

Every year, VIAVI provides our stockholders with the opportunity to vote to approve the compensation of our NEOs on an advisory basis, also known as a "say-on-pay" vote. At our 2024 Annual Meeting of Stockholders, approximately 94% of votes cast (for or against) were voted in favor of our executive compensation program.

Following the favorable 2024 say-on-pay vote, we continued to follow through with the commitments that we made to our stockholders to align our compensation with best practices.

CEO Compensation and Performance Alignment

The Compensation Committee takes its responsibility seriously to maintain appropriate pay for performance alignment with an emphasis on sustainable stockholder value creation. We set rigorous short-and long-term incentive goals and use equity in long-term incentives to ensure executive compensation is aligned with stockholder value creation, as illustrated in the chart below, which shows the relationship between our CEO's target compensation and realizable pay over the last two fiscal years. The realizable pay of our CEO's short-term incentive compensation is tied to the achievement of financial goals, while the realizable pay of his long-term incentive compensation is contingent upon the value of our stock price on both an absolute basis and relative to other companies in the Nasdaq Telecom Index.

Our stock price increased by 45.6% at the end of FY25, compared to the end of FY24. At the end of FY25, the realizable value of our CEO's target total direct compensation awarded in FY25 was around 100.3% of target.


$9.4m
$5.8m
$11.1m
$11.2m
FY24
FY25
Target Pay
Realizable Pay

($)	FY24 Target	FY24 Realizable	FY25 Target	FY25 Realizable
Base Salary	$900,000	$900,000	$900,000	$900,000
Non-Equity Incentive Plan Compensation	$1,125,000	—	$1,125,000	576,562
RSUs	$3,387,862	$3,151,165	$3,234,282	$3,809,520
MSUs	$4,034,907	$1,772,561	$5,879,994	$5,885,708
Total	**$9,447,769**	**$5,823,726**	**$11,139,276**	**$11,171,790**

"Target Pay" is the sum of (a) the salary rate for the applicable year, pro-rated accordingly based on the effective date of any increase, (b) the target annual cash incentive award opportunity for the applicable year, and (c) The grant date fair value for RSUs is calculated based on the closing market price of the Company's common stock on the date of grant. The grant date fair value for MSUs is calculated based on a Monte-Carlo valuation of the award on the date of grant, determined under ASC Topic 718 granted in the applicable year.

"Realizable Pay" is the sum of (a) the salary earned for the applicable year; (b) the annual incentive award earned for the applicable year; (c) the value of RSUs granted in FY24 or FY25, as applicable, which for (i) vested RSUs is equal to the closing stock price on the applicable vesting dates multiplied by the number of RSUs that vested on such dates, and (ii) unvested RSUs is valued based on our closing stock price of $10.00 on June 27, 2025, the last trading day of FY25, multiplied by the number of unvested RSUs as of the end of FY25; and (d) the value of MSUs granted in FY24 or FY25, as applicable, which for: (i) vested MSUs is valued based on the number of shares earned multiplied by the closing stock price on the applicable vesting dates, and (ii) unvested MSUs is equal to the number of shares that would have been earned based on actual results through the end of FY25, multiplied by our closing stock price of $10.00 on June 27, 2025, the last trading day of FY25.

Compensation Philosophy

Our executive compensation program is based on the following objectives:

Pay for Performance	Competitiveness	Outperformance
Align executive compensation to the success of our business objectives and the VIAVI growth strategy	Provide competitive compensation that attracts and retains top-performing executive officers	Motivate executive officers to achieve results that exceed our strategic plan targets
Stockholder Alignment	**Balance**	**Internal Pay Equity**
Align the interests of executive officers and stockholders through the managed use of long-term incentives	Set performance goals that reward an appropriate balance of short and long-term results	Establish internal pay equity amongst executive officers

Compensation Governance Highlights

We are committed to maintaining an executive compensation program that is consistent with compensation governance best practices:



What We Do

- **Compensation Committee is comprised 100% of independent Directors.**
- **Independent compensation consultant retained by the Compensation Committee.**
- **Balance short and long-term incentives, cash and equity and fixed and variable pay elements.**
- **Performance-based annual equity awards comprising approximately 60% of the overall equity allocation to the CEO and 50% to the rest of the NEOs.**
- **Require one-year minimum vesting for equity awards, subject to certain limited exceptions.**
- **Maintain a clawback policy that applies to both cash incentives and equity awards.**
- **Assess and mitigate compensation risk.**
- **Solicit an annual advisory vote on named executive officer compensation.**
- **Maintain stock ownership guidelines.**



What We Don’t Do

- No employment agreements that provide for multi-year guarantees of salary increases, bonuses, or equity compensation without further Board or Compensation Committee approval.
- No repricing or repurchasing of underwater stock options without stockholder approval.
- No dividends or dividend equivalents on unearned awards.
- No pledging or hedging of VIAVI securities.
- No “single trigger” change in control acceleration of vesting for equity awards.
- No excessive perquisites.
- No excessive cash severance payments or benefits.
- No executive pension plans.
- No supplemental executive retirement plans.
- No “golden parachute” tax gross-ups.

FY25 Target Compensation

A significant majority of the target total direct compensation of our executive officers is in the form of compensation that is variable or “at-risk” based on our performance or the value of our stock price. The at-risk elements of our FY25 executive compensation program include (i) the annual cash incentive plan, and (ii) our long-term equity incentive compensation plan, through which RSUs and MSUs were granted as long-term equity incentive awards.


FY25 CEO TARGET COMPENSATION(1)
FY25 OTHER NEO TARGET COMPENSATION(1)


Performance-based (63%)
8%
10%
29%
Long-Term (82%)
53%
At-Risk (92%)
Performance-based (53%)
18%
29%
Long-Term (65%)
17%
36%
At-Risk (82%)


Salary
Annual Incentive Bonus
MSUs (based on TSR with three overlapping performance periods of one, two, and three years)
RSUs (vest annually over 3 years, with 1/3 vesting on each anniversary of the date of grant)

(1) The charts above reflect (a) the base salary rate for FY25, pro-rated accordingly based on the effective date of any increase. (b) the target annual cash incentive award opportunity for FY25, and (c) the grant date fair value of FY25 long-term incentive compensation awards.

FY25 Executive Compensation Overview

The following charts provide information regarding the elements of our FY25 executive compensation program.

Core FY25 Compensation Elements

	Base Salary
Purpose:	Base salaries compensate our NEOs for expected levels of day-to-day performance.
Characteristics:	Base salaries should be determined by each NEO's role and responsibilities, experience, skills, performance, expected future contributions, compensation levels for comparable positions at peer group companies, and retention considerations.

	Annual Cash Incentive Awards
Purpose:	Align NEO performance with short-term financial goals.
Characteristics:	Cash incentive payments can be earned by our NEOs only if we achieve a significant level of our financial performance goals, which are aligned to our long-term strategic plan.

	Annual MSUs
Purpose:	Align interests of NEOs and stockholders through incentivizing long-term stock price growth relative to Nasdaq Telecom Index, and encourage retention and; manage dilution.
Characteristics:	Annual MSUs vest based on our TSR relative to the performance of the companies in the Nasdaq Telecom Index, with three overlapping performance periods of one, two, and three years.

	Annual RSUs
Purpose:	Align interests of NEOs and stockholders through incentivizing long-term stock price growth on an absolute basis, and encourage retention and; manage dilution.
Characteristics:	Annual RSUs vest annually over a three-year period, subject to continued service with us, and become more valuable as our stock price increases, which benefits all stockholders.

Elements of FY25 Executive Compensation

Base Salary

Base salaries compensate our NEOs for expected levels of day-to-day performance and are based on roles and responsibilities, experience, skills, performance, expected future contributions, compensation levels for comparable positions at peer companies, as well as retention considerations. For FY25, in light of company performance and market competitiveness, the Compensation Committee did not increase the base salaries of our CEO, CFO or Mr. McNab. Mr. Scrivanich and Mr. Staley each received a modest increase, based on market competitiveness, individual performance and internal equity considerations.

NEO	FY24 Salary ($)	FY25 Salary ($)	Salary Increase (%)
Oleg Khaykin	900,000	900,000	—
Ilan Daskal	570,000	570,000	—
Paul McNab	450,000	450,000	—
Luke Scrivanich	400,000	410,000	2.5
Gary Staley	420,000	435,000	3.6

Annual Cash Incentive Awards

ANNUAL CASH INCENTIVES

The Executive Staff Variable Pay Plan (the “Executive VPP”) for most of our NEOs and others in executive staff roles for FY25, provided for cash awards, which were earned based on the achievement of six-month financial objectives established by the Compensation Committee. Six-month financial objectives were chosen instead of annual objectives to account for the cyclical nature and volatility of our business and were based on the financial plan approved by the Board for that period. Depending upon VIAVI’s performance, the payout for the financial metrics ranged from 0% to 150% of target except in the case of Mr. Staley’s NSE sales bookings goal, which was capped at a 250% payout with respect to 40% weighting of his target incentive opportunity. After each performance period, the Compensation Committee certified our actual performance against the objectives.

VPP AWARD OPPORTUNITIES

A target annual cash incentive award opportunity is the amount of cash incentive compensation that a NEO could earn based on achievement of pre-established performance goals under the Executive VPP. Targets are expressed as a percentage of the NEO’s earned base salary. In reviewing target award opportunities, the Compensation Committee takes into consideration each NEO’s role and responsibilities, our financial performance projections, the budget for the coming year, pay at comparable companies, historical compensation levels and the resulting total target cash compensation that can be earned given the individual’s earned base salary and related target incentive award opportunity. 50% of each NEO’s target annual cash incentive award opportunity is tied to each six-month performance period. The target annual cash incentive award opportunity (as a percentage of earned base salary) for each of our NEOs for FY25 are set forth below. None of our NEOs received increases in their FY24 target annual cash incentive award opportunities (as a percentage of base salary) in FY25.

NEO	FY25 Target Annual Cash Incentive Award Opportunity (% of Earned Base Salary)
Oleg Khaykin	125%[(1)]
Ilan Daskal	100%
Paul McNab	85%
Luke Scrivanich	85%
Gary Staley	85%

(1) In FY25, a sustainability negative modifier of 10% remained in effect for the VPP for our CEO. For a description of the sustainability negative modifier, please see page 63 under Financial Metrics.

Financial Metrics for FY25

During FY25, for purposes of the Executive VPP, we used different financial metrics for our executive staff, including our NEOs, who are considered members of the (i) Corporate department ("Corporate VPP"), (ii) OSP business segment ("OSP VPP"), (iii) Network and Service Enablement business segments ("NSE VPP"), and (iv) NSE Sales ("NSE Sales VPP").

The financial metrics that were selected and the rationale for these metrics are summarized in the table below.

Corporate Financial Goals	Definition	Rationale
GAAP revenue	Revenue as calculated in accordance with GAAP.	Incentivizes revenue growth and rewards efforts to retain customers and expand our business.
Non-GAAP operating profit	GAAP operating income, excluding stock-based compensation, change in fair value of contingent liability, other charges unrelated to core operating performance, amortization of intangibles and restructuring and related benefits.	Ensure appropriate investment to drive growth and support operating effectiveness.
NSE Sales	A valid purchase order, subject to the VIAVI Order Acceptance Policy, for an eligible VIAVI NSE product which has been entered in the VIAVI financial books.	Incentivizes future revenue growth.

For FY25, the Compensation Committee believed the consistent application of this blend of performance metrics would contribute to our consistent revenue growth and profitability achievement. The Compensation Committee set the numeric goals for each performance metric based on the FY25 operating plan approved by our Board.

Sustainability Negative Modifier

As part of our commitments to shareholders, in FY25, the Board incorporated sustainability goals into our CEO's VPP (the "Sustainability Negative Modifier"). The sustainability goals, related to employee engagement and succession planning, greenhouse gas emissions, employee safety practices and training, and advancing VIAVI's cybersecurity capabilities serve as a negative modifier to the financial metrics described above. Non-achievement of one or more of the sustainability goals would reduce our CEO's VPP bonus payment by up to ten percent in the aggregate.

Non-GAAP EPS Threshold

As part of the VPP design in FY25, the Compensation Committee incorporated a non-GAAP earnings per share threshold. For each quarter of the fiscal year, if the Company did not achieve a minimum earnings per share threshold ("Non-GAAP EPS Threshold"), no VPP award was accrued or paid out for that quarter and the achievement was deemed to be zero percent[1][2].

(1) The Non-GAAP EPS Threshold reflects our internal analyses, modeling, and objectives for our financial performance. Due to the confidential and commercially sensitive nature of these analyses, modeling and objectives, we believe the specific disclosure of the Non-GAAP EPS Threshold could result in competitive harm to us. It is for this reason that we have not disclosed the Non-GAAP EPS Threshold.

(2) For the definition of Non-GAAP EPS, please see Appendix A.

Annual Cash Incentive Award Calculations and Measures

For FY25, the award payouts under the Executive VPP for our participating NEOs were calculated by multiplying the individual's earned base salary for the performance period by the individual target annual cash incentive award opportunity and financial metric attainment percentage and, in the case of our CEO, by also applying the Sustainability Negative Modifier.


Payout Formula
Non-GAAP EPS Threshold Modifier
H1 Financial Objectives
H2 Financial Objectives
=
Earned Base Salary for Period
X
Target Annual Cash Incentive Award Opportunity (% of Earned Base Salary)
X
Financial Metric Attainment % (100% weighting)

The following tables describe the threshold, target, and maximum performance levels for each of the financial metrics as well as reporting the actual results and achievement percentage for FY25. In addition, the Non-GAAP EPS Threshold described above is measured on a quarterly basis to determine if VPP is accrued and paid out for that quarter.

Payouts under the annual cash incentive plans could range from 0% to 150% of target achievement for each performance metric, except in the case of Mr. Staley's NSE sales booking goal, which carried a maximum payout opportunity of 250%, weighted at 40% of his target annual cash incentive award opportunity.

In FY25, the Compensation Committee increased the weighting of the revenue goal from 50% to 60% for each of the Corporate VPP, NSE VPP and OSP VPP and from 40% to 50% for the NSE Sales VPP. These changes were made to incentivize participating executives to drive revenue and strategic growth.

Our CEO's Executive VPP once again in FY25 included a Sustainability negative modifier, which included goals related to employee engagement and succession planning, greenhouse gas emissions, employee safety practices and training, and advancing VIAVI's cybersecurity capabilities. For FY26, in light of shifting investor perspectives and a desire to focus on core business financial objectives, the Compensation Committee did not incorporate a Sustainability negative modifier into the CEO's Executive VPP design.

In FY25, our CEO achieved the following sustainability goals and the negative sustainability modifier was not applied.

- **Human Capital**: Launched ongoing, interactive employee sentiment and engagement survey tool.
- **EHS:** Expanded emissions tracking to include Scope 3.
- **Cyber Security:** Established AI policies and controls.

No changes were made to the target annual cash incentive award opportunities (expressed as a percentage of base salary) for our NEOs in FY25 or FY26.

Corporate VPP ***(Participants: Mr. Khaykin and Mr. Daskal)***															
		H1 FY25[3]							**H2 FY25**						
Goal	Weighting	Threshold	50%	100%	150%	Results	% Achievement	Payout	Threshold	50%	100%	150%	Results	% Achievement	Payout
Weighted VIAVI Revenue	60%	480	498	535	570	509	61%	34%	522	539	598	635	550	65%	69%
Weighted VIAVI Non-GAAP Operating Profit	40%	55	66	88	108	71	78%		80	91	127	149	93	73%	

OSP VPP (Participant: Mr. Scrivanich)			
Goal	Weighting	H1 FY25[3] Percentage of Achievement Against Target[1]	H2 FY25 Percentage of Achievement Against Target[1]
OSP Revenue	60%	56%	100%
OSP Non- GAAP Operating Profit	40%	106%	147%

NSE VPP (Participant: Mr. McNab)			
Goal	Weighting	H1 FY25[3] Percentage of Achievement Against Target[1]	H2 FY25 Percentage of Achievement Against Target[1]
NSE Revenue	60%	66%	31%
NSE Non- GAAP Operating Profit	40%	50%	0%

NSE Sales VPP (Participant: Mr. Staley)			
Goal	Weighting	H1 FY25[3] Percentage of Achievement Against Target[1]	H2 FY25 Percentage of Achievement Against Target[1]
NSE Revenue	50%	66%	31%
NSE Non-GAAP Operating	10%	50%	0%
NSE Bookings[2]	40%	98%	102%

(1) Our business segment targets reflect our analyses, expectations and objectives for our business segments, taking into consideration then current forecasted economic conditions, the outlook for the industry and our businesses, technology and new product development. Due to the confidential and commercially sensitive nature of these analyses, expectations and objectives, we believe the specific disclosure of business segment targets could result in competitive harm to us. It is for this reason that they are not disclosed for the OSP VPP, NSE VPP, and NSE Sales VPP.

(2) NSE Booking reflects annual achievement.

(3) In the first quarter of FY25, we did not meet the Non-GAAP EPS Threshold, and therefore the payout for the full H1 FY25 was at 50% of the actual achievement level.

FY25 Annual Cash Incentive Award Payout Table

The payouts under the Executive VPP for FY25 are provided in the table below and in the "Non-Equity Incentive Plan Compensation" column in the "FY25 Summary Compensation Table."

	H1			H2			Total Actual FY25	
	Target Incentive	Actual Payout	Actual Achievement of Target	Target Incentive	Actual Payout	Actual Achievement of Target	Payouts	Payouts
NEO	($)	($)	(%)	($)	($)	(%)	($)	(%)
Oleg Khaykin	$ 562,500	$ 190,687	33.9 %	$ 562,500	$ 385,875	68.6 %	$ 576,562	51.2 %
Ilan Daskal	$ 285,002	$ 96,616	33.9 %	$ 285,002	$ 195,511	68.6 %	$ 292,127	51.2 %
Paul McNab	$ 191,250	$ 56,801	29.7 %	$ 191,250	$ 35,573	18.6 %	$ 92,374	24.2 %
Luke Scrivanich	$ 172,618	$ 65,940	38.2 %	$ 174,254	$ 206,665	118.6 %	$ 272,605	78.6 %
Gary Staley	$ 182,421	$ 70,050	38.4 %	$ 184,871	$ 104,452	56.5 %	$ 174,502	47.5 %

Long-Term Incentive Compensation

We believe that equity awards align the interests of our executive officers with the long-term interests of our stockholders by rewarding long-term value creation measured by our stock price and by providing retention incentives through multi-year vesting periods.

FY25 EQUITY AWARDS – ANNUAL EQUITY AWARDS

The Compensation Committee granted the following annual equity awards in the first quarter of FY25 to our NEOs under our Amended and Restated 2003 Equity Incentive Plan (the “2003 Plan”):


FY25 CEO EQUITY AWARDS
MSUs 60%
RSUs 40%
FY25 NEO EQUITY AWARDS
MSUs 50%
RSUs 50%

- ***MSUs***, which are earned and vest based on our TSR relative to the performance of companies in the Nasdaq Telecom Index, with three overlapping performance periods of one, two and three years.

- ***RSUs***, which, for RSUs granted in FY25, vest annually over three years, with 1/3 vesting on each one-year anniversary of the date of grant.

The Compensation Committee believes granting MSUs is appropriate because, among other things, MSUs encourage our NEOs to focus on long-term value creation, since MSUs reward sustained increases in our stock price relative to the Nasdaq Telecom Index. The Compensation Committee also believes granting RSUs promotes long-term performance as they are directly subject to increases and decreases in our stock price, further aligning NEO and stockholder interests.

For FY25, our CEO’s equity mix shifted from 50% MSUs and 50% RSUs to 60% MSUs and 40% RSUs. The Board made this change in light of the Company’s financial results in FY24 and to increase the emphasis on our long-term performance and increasing our shareholder value overtime. The equity mix for all other NEOs in FY25 consisted of 50% MSUs and 50% RSUs, consistent with our commitment to pay-for-performance as well as other considerations, as described below:

NEO	MSU Shares (Target # of shares)	Time-Based RSU Awards (Target # of Shares)	Grant Date Fair Value of Equity Awards ($)
Oleg Khaykin	571,428	380,952	8,085,706
Ilan Daskal	165,343	165,343	2,807,524
Paul McNab	56,216	56,216	954,548
Luke Scrivanich	59,523	59,523	1,010,701
Gary Staley	66,137	66,137	1,123,006

Target Dollar Value Used to Calculate Number of Units. The number of MSUs and RSUs granted to each NEO was based on a target dollar value divided by the average closing price per share of our common stock over the 60 trading days preceding the grant date of August 28, 2024, with a 50% of the dollar value being allocated to each type of award, except in the case of the CEO, for which 60% of the dollar value was allocated to MSUs and 40% allocated to RSUs. In determining the size of each NEO’s target dollar value, the Compensation Committee considered each NEO’s role and responsibilities, historical compensation levels, the average size and potential returns of comparable awards made to NEOs in similar positions at the companies in our compensation peer group, the NEO’s potential for increased responsibility and promotion over the award term, the NEO’s individual performance in recent periods, and internal pay equity. The Compensation

Committee also considered the value of outstanding unvested equity awards held by the NEO to maintain an appropriate level of equity incentives for that NEO. Our equity budget for the coming fiscal year and the impact on our burn rate were also critical factors, as the Compensation Committee was mindful of potential stockholder dilution when approving equity awards. The Compensation Committee did not have a specific formula that weighed these factors.

The grant date fair values of MSUs and RSUs reported in the table above and in the “FY25 Summary Compensation Table” differ from the target award values. For purposes of the “FY25 Summary Compensation Table,” the grant date fair value of RSUs is calculated based on the closing market price of the Company’s common stock on the date of grant. The grant date fair value for MSUs was determined using a Monte Carlo valuation model in accordance with ASC Topic 718, based on the award’s grant date.

The following table sets forth the initial target dollar value of each NEO’s equity award. None of our NEOs received increases in their initial target dollar value in FY25.

NEO	FY25 Target Dollar Value ($)	FY24 Target Dollar Value ($)	YOY % Change in Target Dollar Value
Oleg Khaykin	7,200,000	7,300,000	(1.40)%
Ilan Daskal	2,500,000	2,500,000	—
Paul McNab	850,000	850,000	—
Luke Scrivanich	900,000	900,000	—
Gary Staley	1,000,000	1,000,000	—

MSU Awards

The MSUs that were granted in FY25 will be earned based on our TSR relative to the performance of the companies in the Nasdaq Telecom Index, with three overlapping performance periods and 1/3rd of the shares earned based on relative TSR measured over one-year, two-year and three-year measurement periods ending on September 15, 2025, September 15, 2026 and September 15, 2027, respectively. The closing price for each period, determined as the weighted average closing price of our common stock for the period from August 1st to September 15th of the appropriate year, will be compared against our weighted average stock price during the period of August 1, 2024 to September 15, 2024. The MSU award consists of three equal tranches, with one tranche assigned to each measurement period.

The actual number of shares of our common stock that are earned and will vest will be determined by the Compensation Committee after the end of each measurement period based on our TSR ranking relative to the Nasdaq Telecom Index for the period and will range from 0% to 150% of the target number of shares for that period. In order to vest at 100% of the target number of shares subject to the MSUs, our TSR must be ranked at the 55th percentile of the Nasdaq Telecom Index for each measurement period.

The Compensation Committee believes that the Nasdaq Telecom Index is an appropriate benchmark because it represents a broad representation of the potential opportunity cost of investing in the Company rather than other telecommunications companies from an investor’s perspective.The actual percentage of shares earned will be determined by the Compensation Committee at the end of each year of the overall three-year performance period for the MSUs and will be interpolated on a linear basis for performance between threshold and target and target and maximum for each level of achievement as follows:

Performance Threshold/Target	Shares Earned
0-25th Percentile	0% of Target Shares
25th-55th Percentile	0%-100% of Target Shares
55th-75th Percentile and Above	100%-150% of Target Shares

Each earned unit converts into one share of common stock on the vesting date.


0 - 25th percentile
25th - 55th percentile
55th - 75th percentile
Above 75th percentile, Max psayout is 150%
No MSUs vest if the 25th percentile performance threshold is not met
0% - 100% of the MSUs may vest
100% of the MSUs may vest
100% - 150% of the MSUs may vest
150% of the MSUs may vest

MSUs Earned in FY25

The following table shows the MSUs earned by our NEOs in FY25.

MSUs Earned in FY25	Measurement Period	Measurement Period Ranking
FY22 MSUs: **51.0%** of 3rd tranche earned	8/1/21 to 9/15/21 vs 8/1/24 to 9/15/24	**40.3** percentile TSR ranking
FY23 MSUs: **15.3%** of 2nd tranche earned	8/1/22 to 9/15/22 vs 8/1/24 to 9/15/24	**29.6** percentile TSR ranking
FY24 MSUs: **41.7%** of 1st tranche earned	8/1/23 to 9/15/23 vs 8/1/24 to 9/15/24	**37.5** percentile TSR ranking
FY24 CFO MSUs: **60.3%** of 1st tranche earned(1)	11/7/23 to 12/21/23 vs 8/1/24 to 9/15/24	**43.1** percentile TSR ranking

NEO	FY22 MSUs # of Shares Earned	FY23 MSUs # of Shares Earned	FY24 MSUs # of Shares Earned
Oleg Khaykin	35,290	13,042	46,089
Ilan Daskal(1)	NA	N/A	62,634
Paul McNab	4,285	1,518	5,366
Luke Scrivanich	4,536	1,607	5,682
Gary Staley	5,041	1,786	6,313

(1) Mr. Daskal's new hire MSUs were granted with four vesting tranches in connection with his hire, and his initial measurement period is reflective of his November 7, 2023 start date. In addition, Mr. Daskal's FY24 MSU shares earned include both his new hire and ongoing MSUs.

Long-Term Retention PSUs and RSUs

In FY21, we experienced retention issues related to the highly competitive talent market within which we compete, as a number of the core members of our executive team were recruited to work for other companies, which ultimately culminated in the departure of our then Chief Financial Officer. Such concerns led the Compensation Committee in February 2021 to approve an Executive Retention Plan, pursuant to which key executive officers, including our CEO, received long-term equity awards, 50% of which were performance-based and 50% of which were time based.

Our CEO received 50% of his performance-based awards in the form of performance-based stock units that vest based on the achievement of share-price targets ("Share Price PSUs") and 50% in the form of performance-based stock units that vest based on Executive Leadership Development and Succession plan goals specific to him ("Executive Leadership PSUs"). 100% of the performance-based awards of the other key executive officers were in the form of Share Price PSUs. In December 2022, the Compensation Committee certified achievement of the goals under the Executive Leadership PSUs awarded to the CEO. Upon certification, the underlying shares became subject to time-based vesting.

In February 2025, the time-based portion of the retention grants vested fully for all grantees, including the CEO. The performance target for the Share Price PSUs was never achieved and accordingly, these shares were cancelled for all grantees, including the CEO. There are no more outstanding stock awards under the 2021 Executive Retention Plan.

Vesting Summary

On February 28, 2025, all time-based RSUs under the Executive Retention Plan cliff vested. The $20 share-price target for the Share Price PSUs was not achieved and these awards were forfeited. The CEO's Executive

Leadership PSUs, tied to development and succession plan goals, were achieved in full and approved by the Board in FY23 and vested in FY25 following continuous service through the time-based vesting date.

CEO Retention Awards[1][2]


$7.6m
$4.1m
Grant Date Fair Value of the CEO Retention Awards
Realized Pay as of March 1, 2025

(1) Reflects aggregate grant date fair value of PSUs and RSUs.

(2) Reflects the value of PSUs and RSUs, granted to the CEO pursuant to the Executive Retention Plan, calculated by multiplying the number of such RSUs & PSUs that vested by our closing stock price of $11.18 on February 28, 2025.

Other Benefits

General Health, Welfare and Other Benefit Plans	Perquisites and Other Benefits
Our executive officers are eligible to participate in a variety of employee benefit plans on the same terms as our other employees, including our healthcare, insurance, and other welfare and employee benefit programs. We believe these benefits are consistent with benefits provided by our compensation peer group and help us to attract and retain high quality executive officers.	No executive perquisites or other personal benefits, outstanding loans of any kind or other special executive benefits were given to our executive officers in FY25. In general, VIAVI and the Compensation Committee do not provide perquisites or other personal benefits to our executive officers.

Severance and Change of Control Benefits

Name of Plan	Material Features
Executive Change of Control Benefits Plan (Covers all NEOs except for our CEO)	▪ "Double-trigger" provisions to preserve morale and productivity, encourage executive retention to maintain the stability of our business during a change of control and protect executive officers in the event of job loss. ▪ A departing executive officer must sign a separation and release agreement acceptable to us as a condition to receiving post-employment compensation payments or benefits. ▪ Provides comparable benefits offered by members of our compensation peer group, which helps us attract and retain talented executive officers and maintain a consistent management team.
CEO Employment Agreement	▪ Limited severance payments and benefits outside of a change in control and "double trigger" provision in the event of a change in control. ▪ Our CEO must sign a separation and release agreement acceptable to us as a condition to receiving post-employment compensation payments or benefits. ▪ Provides comparable benefits offered by members of our compensation peer group.
CFO Employment Agreement	▪ Limited payments and severance benefits outside of a change in control and "double trigger" provision in the event of a change in control. ▪ Our CFO must sign a separation and release agreement acceptable to us as a condition to receiving post-employment compensation payments or benefits. ▪ Provides comparable benefits offered by members of our compensation peer group.
Equity Plan Awards	▪ Consistent with the practice of many of our compensation peers and to encourage our executive officers and other employees to remain employed with us, all grants of RSUs and MSUs provide for full vesting upon death or disability, with MSUs vesting at the target performance level. ▪ Further, under our 2003 Plan, except as otherwise provided in an award agreement, the vesting of RSUs and MSUs will vest in full if they are not continued, assumed or replaced in connection with a corporate transaction, with MSUs vesting at the target performance level.

See the subsection titled "Potential Payments upon Termination of Employment or Change of Control" in the "Executive Compensation Tables" for more information regarding each of these plans or arrangements as well as our estimated potential payment obligations.

Other Important Compensation Practices

Policy	Considerations	Material Features
Anti-Hedging Policy	▪ Hedging insulates executive officers from stock price movement and reduces alignment with stockholders.	▪ Pursuant to our Insider Trading Policy, all Board members, employees (including executive officers), contractors, and consultants of VIAVI and its subsidiaries, and their immediate family members, co-inhabitants, and controlled parties are prohibited from engaging in the following types of hedging transactions involving our common stock: (i) short sales, (ii) transactions involving publicly traded options, including put options, call options, and other derivative securities, and (iii) hedging or monetization transactions, including the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds.
Anti-Pledging Policy	▪ Pledging raises potential risks to stockholder value, particularly if the pledge is significant.	▪ Our Insider Trading Policy prohibits Board members, employees (including executive officers), contractors and consultants of VIAVI and its subsidiaries, and their immediate family members, co-inhabitants, and controlled parties from holding our securities in margin accounts or pledging securities.
Equity Grant Timing Policy	▪ Equity award grants should not be timed to take advantage of the release of material nonpublic information.	▪ Our executive officers are generally granted equity awards, which include a mix of RSUs and MSUs as described above, at the beginning of each fiscal year at a Compensation Committee meeting that is typically scheduled more than a year in advance. ▪ New-hire, retention, promotional, or as otherwise necessary equity awards for executive officers are generally granted on the 28th day of the second month of the quarter. ▪ We do not time the release of material nonpublic information for the purpose of affecting the value of executive compensation, nor do we time the grant of equity awards to our share price or factors, which may affect our future share price. During FY25, we did not grant any stock options or option-like awards, including during any period beginning four business days before the filing or furnishing of a periodic report or current report disclosing material nonpublic information and ending one business day after the filing or furnishing of such report with the SEC.
Burn Rate Policy	▪ Dilution to our existing stockholders should be closely managed.	▪ The Compensation Committee approves an annual gross equity budget at the beginning of the fiscal year to achieve a gross burn rate that approximates the average burn rate for peer group companies and the telecommunications industry more generally. ▪ Our gross burn rate was ~2.3%[(1)] for FY25.
Stock Ownership Policy	▪ Stock ownership among our executive officers and non-employee members of the Board encourages incentive alignment with stockholders.	▪ We maintain robust formal stock ownership requirements for our executive officers and the non-employee members of the Board, as described in “Stock Ownership Guidelines” below. Under our stock ownership policy, the Board has the discretion to determine how to address any non-compliance with the policy on a case-by- case basis.
Clawback Policy	▪ We should be able to recoup compensation in the event of a restatement, a non-restatement related miscalculation, or misconduct of any Section 16 officers.	▪ We maintain a Compensation Recovery Policy, which applies to all executive vice presidents and above, which provides for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers as required by SEC and Nasdaq rules. Our Compensation Recovery Policy also allows our Compensation Committee to recover all forms of cash and equity incentive compensation, whether time-based or performance-based in the event of a non-restatement related miscalculation or in the event that a covered person has engaged in misconduct or was aware of or willfully blind to misconduct that occurred in an area over which the covered person had supervisory authority.

(1) Gross Burn Rate is calculated as (a) the number of new RSU stock awards granted under the 2003 Plan plus the number of PSU awards earned in the fiscal year, divided by (b) the weighted average common shares outstanding of the Company at the end of the fiscal year.

Our Compensation Decision-Making Process

ROLE OF COMPENSATION COMMITTEE AND BOARD	▪ The Compensation Committee is responsible for determining the compensation of our executive officers (other than our CEO) and making recommendations to the Board regarding the compensation of our CEO and meets regularly throughout the year to review and discuss, among other items, our compensation philosophy, changes in compensation governance, compliance rules and best practices, and the composition of our compensation peer group for pay comparisons. ▪ The Board determines the compensation of our CEO based on the recommendations of the Compensation Committee.
ROLE OF COMPENSATION COMMITTEE CONSULTANT	▪ The Compensation Committee directly retained the services of Compensia, Inc. (“Compensia”) as its compensation consultant for FY25. ▪ The Compensation Committee conducts an annual assessment of its consultant’s performance and independence and, based on its assessment, determines whether to re-appoint its consultant each year. ▪ In FY25, the Compensation Committee assessed the independence of Compensia pursuant to the Nasdaq Listing Standards and SEC rules and concluded that Compensia is independent and that no conflict of interest has arisen or will arise that would prevent Compensia from serving as an independent consultant to the Compensation Committee. ▪ In FY25, the services provided by Compensia included: ◦ Assisting in the selection of our compensation peer group companies ◦ Collecting and analyzing compensation market data drawn from companies that the Compensation Committee selected as a “peer group” of technology companies, as well as a broader set of competitive market data based on the AON/Radford Global Technology Survey; ◦ Assisting the Compensation Committee in interpreting and understanding the compensation market data; ◦ Updating the Compensation Committee on recent corporate governance trends and regulatory updates; ◦ Advising on the reasonableness of our NEO and senior management’s compensation levels and programs; ◦ Assisting in the review of non-employee Director compensation, including providing compensation market data; ◦ Assisting in the review of the compensation disclosure in our proxy statement; ◦ Reviewing a detailed analysis of our cash and equity compensation plans conducted by the Company to provide an independent view of the risks associated with our compensation programs, including those for our NEOs and any other employees; and ◦ Attending Compensation Committee meetings, including meeting with the Compensation Committee in private sessions, without any members of senior management present.
ROLE OF MANAGEMENT	▪ The Compensation Committee discusses NEO performance assessments and compensation targets with our Board chair and our Senior Vice President, Human Resources. ▪ To assess our CEO’s performance, the Compensation Committee oversees a comprehensive assessment process including feedback from the Board and members of senior management and is facilitated by our Senior Vice President, Human Resources. ▪ We also have an executive compensation team that provides background on company budgetary constraints and internal pay comparisons to help the Compensation Committee understand Compensia’s recommendations in those contexts. NEOs are not present for Compensation Committee decisions related to their individual compensation.

Compensation Peer Group Comparisons

The Compensation Committee uses peer group comparisons to measure the competitiveness of our compensation practices. Pay at comparable companies is just one of the factors in the Compensation Committee's pay decisions, which also take into account individual performance, a NEO's level of experience and responsibilities, internal pay equity, our compensation budget, historical compensation levels, and other factors that are deemed to be important based on the Compensation Committee's business judgment.

At the time of the selection in February 2024, the Compensation Committee selected peer group companies for FY25 with an emphasis on companies that (1) had headquarters located in the U.S. and belonged to business or labor market competitors in the network testing, communications equipment, technology, or hardware industries; (2) generated annual revenues between approximately 0.4 and 2.5 times VIAVI's last four quarters' revenue of $1.0 billion; and (3) had a market capitalization between approximately 0.25 and 4.0 times the mid-market capitalization range of $1.0 billion to $10.0 billion.

FY25 Peer Group	
3D Systems Corporation	MKS Instruments, Inc.
Ciena Corporation	NETGEAR, Inc.
Cirrus Logic, Inc.	NetScout Systems, Inc.
Coherent	OSI Systems, Inc.
Commvault Systems, Inc.	Silicon Laboratories Inc.
Extreme Networks, Inc.	SunPower Corporation
F5, Inc.	Synaptics Incorporated
Infinera Corporation	Ubiquiti Inc.
Knowles Corporation	Viasat, Inc.
Lumentum Holdings Inc.	Wolfspeed, Inc. (formerly Cree, Inc.)

In determining our compensation peer group for FY25, National Instruments was removed from our peer group due to its acquisition. II-VI changed its name to Coherent following its acquisition of Coherent, Inc. and remains in our FY25 peer group for data continuity.

Section 162(m)

While Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)") places a limit of $1.0 million dollars on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executive officers, the Compensation Committee retains the right to award compensation that is not deductible as it believes that it is in the best interests of our stockholders to maintain flexibility in our approach to executive compensation in order to structure a program that we consider to be the most effective in attracting, motivating and retaining key executive officers.

Stock Ownership Guidelines

We maintain stock ownership guidelines, which require individuals employed in specified positions to own certain levels of our common stock to align their interests with those of our stockholders, and to promote accountability and mitigate excessive risk taking in long-term decision making. Under our current stock ownership guidelines, each of our executive officers and non-employee members of the Board is required to maintain ownership of our common stock as summarized in the table below.

Category	Ownership Requirement	Deadline for Compliance
Non-Employee Directors	3x annual cash retainer	5th anniversary of election to the Board
Chief Executive Officer	3x annual base salary	5th anniversary of hire or promotion date
Executive Officers (excluding CEO)	1x annual base salary	5th anniversary of hire or promotion date

As of September 23, 2025, our CEO, CFO and all of our NEOs with the exception of Paul McNab have either satisfied their stock ownership requirement or have time remaining to satisfy the requirement. Mr. McNab's stock ownership declined due to distributions that were made pursuant to a marital settlement agreement. The Compensation Committee continues to monitor Mr. McNab's ownership in light of stock market price and other considerations.

Compensation Risk Assessment

The Compensation Committee aims to establish company-wide compensation policies and practices that reward contributions to long-term stockholder value creation and do not promote unnecessary or excessive risk-taking. In furtherance of this objective, the Compensation Committee conducted an annual assessment of our company-wide compensation arrangements. The assessment process included, among other things, a review of:

- Our compensation philosophy;
- Comparative compensation at peer group companies;
- Our core compensation element mix; and
- The terms and payments under our cash and equity incentive plans.

As part of that review, management performed a detailed review of our cash and equity compensation plans in comparison to market practices to determine if there were any areas of risk and recommend appropriate remediation policies, if necessary.

Risk Assessment Factors	
The Compensation Committee considered the following, among other factors, when determining the level of risk:	
Pay Mix and Base Salary	▪ Target annual cash incentive award opportunities are not over weighted. ▪ Mix of cash and equity compensation is aligned with market. ▪ Compensation is balanced, with potential for increased rewards based on company performance. ▪ Use of MSUs provides performance alignment with stockholders.
Base Salary	▪ Non-executive base salaries are targeted within market range. ◦ Exceptions are managed via approval process. ◦ Executive base salaries are based on market data and competitive factors.
Executive Annual Cash Incentive Award	▪ Different plans for top executives, sales employees and all other employees to develop goals that optimize the incentive to each population. ▪ Sliding scale of payouts from threshold up to maximum to avoid binary outcomes. ▪ Multiple performance metrics that are aligned to business strategy to focus executives on the appropriate actions. ▪ Semi-annual performance targets address forecasting issues with longer (annual) time periods. ▪ Combination of organization, business group and individual goals can incentivize and reward employees for both group and personal performance.
Sales Compensation	▪ Review of sales contracts by employees not dependent on commissions and review of calculation of commissions of employees that do not report to the sales department. ▪ Two review groups to ensure proper functioning of the sales incentive program. ▪ Clear documentation to help ensure the uniform treatment of all sales employees and assist in compliance with the plan.
Equity Incentive Awards	▪ Equity awards, including the use of MSUs, promote alignment between executive and stockholder interests. ▪ Equity awards are generally within the market norms and the Compensation Committee closely reviews any exceptions. ▪ Mix of spending between NEOs and the general employee population within market norms.
Stock Ownership Guidelines and Trading Policies	▪ Three-year vesting helps to provide greater retention value. ▪ Stock ownership requirements are aligned with market and best practice.
Clawback Policy	▪ Clawback Policy that applies to cash incentive payments and equity compensation awards provided to Section 16 officers under any applicable equity incentive plan.
Severance and Benefits	▪ Benefit levels and severance triggers are consistent with market practice and do not include any poor pay practices.

Based upon this assessment, the Compensation Committee believes that our company-wide compensation policies and practices are reasonable and encourage appropriate behaviors without creating risks that are reasonably likely to have a material adverse effect on us.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee during FY25 were Keith Barnes (Chair), Richard E. Belluzzo and Douglas Gilstrap, each of whom served for all of FY25. No member of the Compensation Committee other than Mr. Belluzzo was at any time during FY25 or at any other time an officer or employee of the Company, and no member of the Compensation Committee had any relationship with the Company, requiring disclosure under Item 404 of Regulation S-K under the Exchange Act. Mr. Belluzzo served as the Company's interim Chief Executive Officer from August 2015 through February 2016 but remains independent under applicable Nasdaq listing standards. No executive officer of the Company has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of the Compensation Committee during FY25. Richard John Burns was appointed to the Compensation Committee in FY26, effective as of August 13, 2025.

Compensation Committee Report

The information contained in the following report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, except to the extent that the Company specifically requests that the information be treated as soliciting material or incorporates it by reference into a document filed under the Securities Act or the Exchange Act. The information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee

Keith Barnes (Chair)

Richard E. Belluzzo

Richard John Burns

Douglas Gilstrap

Executive Compensation and Other Information

Summary Compensation Table

The following table contains information concerning the compensation provided to our NEOs for fiscal years 2025, 2024 and 2023.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)[2]	Total ($)
Oleg Khaykin	2025	900,000	—	9,114,277	576,562	5,000	10,595,839
President and Chief Executive Officer	2024	900,000	—	7,422,769	—	5,000	8,327,769
	2023	895,192	—	8,078,473	—	5,000	8,978,665
Ilan Daskal	2025	570,003	—	3,105,142	292,127	5,000	3,972,272
Executive Vice President and Chief	2024	352,964	500,000	6,620,784	—	5,000	7,478,748
Financial Officer	2023	—	—	—	—	—	—
Paul McNab	2025	450,000	—	1,055,736	92,374	—	1,598,110
Executive Vice President, Chief Marketing	2024	450,000	—	864,288	—	81,350	1,395,638
Officer and Chief Strategy Officer	2023	447,116	—	940,638	—	—	1,387,754
Luke Scrivanich	2025	408,470	—	1,117,842	272,605	5,000	1,803,917
Senior Vice President & General Manager,	2024	400,000	—	915,134	—	5,000	1,320,134
Optical Security & Performance Products	2023	398,077	—	995,962	19,362	5,000	1,418,401
Gary Staley	2025	432,684	—	1,242,053	174,502	5,000	1,854,239
Senior Vice President, Global Sales,	2024	420,000	—	1,016,806	—	5,000	1,441,806
Network and Service Enablement	2023	416,154	—	1,106,642	49,980	5,000	1,577,776

(1) Amounts shown do not reflect compensation actually earned by the NEO. Instead, the amounts shown in this column represent (i) the grant date fair values of time-based RSUs issued pursuant to the 2003 Plan computed in accordance with ASC Topic 718 and (ii) the grant date fair values of MSUs (based on relative TSR) at the target level of performance. The grant date fair value for RSUs is calculated based on the closing market price of the Company's common stock on the date of grant. The grant date fair value for MSUs is calculated based on a Monte-Carlo valuation of each award on the date of grant, determined under ASC Topic 718. The valuation assumptions used to calculate the fair value of MSUs for FY25 are set forth under Note 16 of the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for FY25 filed with the SEC on August 11, 2025.

Assuming the highest level of performance is achieved under the applicable performance conditions, the maximum possible value of the MSUs (150% of target) granted to certain NEOs in FY25, FY24 and FY23, using the grant date fair value, is set forth in the table below.

Name	Fiscal Year	Maximum Possible Value of MSUs Using Grant Date Fair Value
Oleg Khaykin	2025	8,819,991
	2024	6,052,360
	2023	6,547,009
Ilan Daskal	2025	2,552,069
	2024	5,424,900
	2023	—
Paul McNab	2025	867,694
	2024	704,721
	2023	762,318
Luke Scrivanich	2025	918,738
	2024	746,180
	2023	807,154
Gary Staley	2025	1,020,825
	2024	829,081
	2023	896,852

(2) The amounts in the "All Other Compensation" column for FY25 include 401(k) matching contributions by the Company in the amount of $5,000 for each NEO other than Mr. McNab, who did not contribute to the Company's 401(k) plan in FY25. The amount in the "All Other Compensation" for column for FY24 for Mr. McNab includes a cash reimbursement in the amount of $81,350 for certain tax penalties he was required to pay due to the Company's administrative error.

Grants of Plan-Based Awards Table

The following table provides information about equity and non-equity awards granted to the NEOs in FY25.

GRANTS OF PLAN BASED AWARDS

				Estimated Future Payouts Under Non- Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards:		
Name	**Grant Date**	**Approval Date**	**Award Type**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)**	**Target (#)**	**Maximum (#)**	**Number of Shares of Stock (#)**		**Grant Date Fair Value of Stock Awards[3] ($)**
Oleg Khaykin	8/28/2024	8/13/2024	MSUs	—	—	—	—	571,428	857,142	—		5,879,994
	8/28/2024	8/13/2024	RSUs	—	—	—	—	—	—	380,952	(4)	3,234,282
			Cash	—	1,125,000	1,687,500	—	—	—	—		—
Ilan Daskal	8/28/2024	8/13/2024	MSUs	—	—	—	—	165,343	248,015	—		1,701,379
	8/28/2024	8/13/2024	RSUs	—	—	—	—	—	—	165,343	(4)	1,403,762
			Cash	—	570,000	855,000	—	—	—	—		—
Paul McNab	8/28/2024	8/13/2024	MSUs	—	—	—	—	56,216	84,324	—		578,463
	8/28/2024	8/13/2024	RSUs	—	—	—	—	—	—	56,216	(4)	477,274
			Cash	—	382,500	573,750	—	—	—	—		—
Luke Scrivanich	8/28/2024	8/13/2024	MSUs	—	—	—	—	59,523	89,285	—		612,492
	8/28/204	8/13/2024	RSUs	—	—	—	—	—	—	59,523	(4)	505,350
			Cash	—	348,500	522,750	—	—	—	—		—
Gary Staley	8/28/2024	8/13/2024	MSUs	—	—	—	—	66,137	99,206	—		680,550
	8/28/2024	8/13/2024	RSUs	—	—	—	—	—	—	66,137	(4)	561,503
			Cash	—	369,750	702,525	—	—	—	—		—

(1) These columns show the potential cash value range of the payout for each NEO under the Executive VPP. The amounts actually earned by each NEO in FY25 are summarized in the Summary Compensation Table above. Please see the section entitled "Annual Cash Incentive Awards" in the CD&A.

(2) These columns show the estimated share vesting range for each NEO's MSU awards, which could range from 0% to 150%. MSUs vest in three annual tranches based upon (i) the Company's TSR relative to the performance of the companies of the Nasdaq Telecommunications Index with three overlapping performance periods of one, two, and three years and (ii) the NEO's continuous service through each applicable vesting date, subject to certain exceptions as set forth in the section below entitled "Potential Payments Made Upon Termination or Change in Control." Please see the section entitled "Long-Term Incentive Compensation" in the CD&A.

(3) Except as otherwise noted, the amounts shown in this column are the grant date fair values in the period presented as determined pursuant to stock-based compensation accounting rule ASC Topic 718. Please see footnote (2) to the Summary Compensation Table for more information regarding the assumption used to calculate these amounts.

(4) Represents time-based RSUs that vest annually over three years, with 1/3 vesting on each one-year anniversary of the date of grant, subject to certain exceptions as set forth in the section below entitled "Potential Payments Made Upon Termination or Change in Control."

Outstanding Equity Awards at Fiscal Year-End

		STOCK AWARDS					
					Equity Incentive Plan Awards:		Equity Incentive Plan Awards:
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Oleg Khaykin	8/28/2022	85,081	(2)	850,810			
	8/28/2023	221,212	(2)	2,212,120			
	8/28/2024	380,952	(2)	3,809,520			
	8/28/2022				85,082	(3)	850,820
	8/28/2023				221,212	(3)	2,212,120
	8/28/2024				571,428	(3)	5,714,280
Ilan Daskal	11/28/2023	75,757	(2)	757,570			
	11/28/2023	197,830	(4)	1,978,300			
	8/28/2024	165,343	(2)	1,653,430			
	11/28/2023				75,758	(3)	757,580
	11/28/2023				197,831	(5)	1,978,310
	8/28/2024				165,343	(3)	1,653,430
Paul McNab	8/28/2022	9,906	(2)	99,060			
	8/28/2023	25,757	(2)	257,570			
	8/28/2024	56,216	(2)	562,160			
	8/28/2022				9,907	(3)	99,070
	8/28/2023				25,758	(3)	257,580
	8/28/2024				56,216	(3)	562,160
Luke Scrivanich	8/28/2022	10,489	(2)	104,890			
	8/28/2023	27,272	(2)	272,720			
	8/28/2024	59,523	(2)	595,230			
	8/28/2022				10,490	(3)	104,900
	8/28/2023				27,273	(3)	272,730
	8/28/2024				59,523	(3)	595,230
Gary Staley	8/28/2022	11,655	(2)	116,550			
	8/28/2023	30,302	(2)	303,020			
	8/28/2024	66,137	(2)	661,370			
	8/28/2022				11,655	(3)	116,550
	8/28/2023				30,303	(3)	303,030
	8/28/2024				66,137	(3)	661,370

(1) Amounts reflecting market value of RSUs and MSUs are based on the price of $10.00 per share, which was the closing price of our common stock as reported on Nasdaq on June 27, 2025, the last trading day of FY25.

(2) Time-based RSUs which vest in three equal annual tranches on the first three anniversaries of the grant date, contingent on the NEO's continuous service through each applicable vesting date, subject to certain exceptions as set forth in the section below entitled "Potential Payments Made Upon Termination or Change in Control."

(3) MSU awards, which vest in three annual tranches based upon the Company's TSR relative to the performance of the companies in the Nasdaq Telecommunications Index, measured over one-year, two-year and three-year performance periods, contingent on the NEO's continuous service through each applicable vesting date, subject to certain exceptions as set forth in the section below entitled "Potential Payments Made Upon Termination or Change in Control." With respect to MSUs granted during the 2023, 2024, and 2025 fiscal years, the number of MSUs disclosed in the table above were unvested as of the last day of FY25 and reflect, pursuant to SEC rules, vesting at 100% of the target amount, as the Company's performance through the last day of FY25 did not exceed the target performance level for such MSUs. The actual number of shares that will vest ranges from 0% to 150% of the target amount for each vesting tranche, subject to completion of the applicable measurement period and certification by the Compensation Committee.

(4) Time-based RSUs, which vest in four equal annual tranches on each of the first four anniversaries of the grant date, contingent upon the NEO's continuous service through each applicable vesting date, subject to certain exceptions as set forth in the section below entitled "Potential Payments Made Upon Termination or Change in Control."

(5) MSU awards, which vest in four annual tranches on each of the first four anniversaries of the grant date, based upon the Company's TSR relative to the performance of the companies in the Nasdaq Telecommunications Index, measured over one-year, two-year, three-year and four-year performance periods, contingent on the NEO's continuous service through each applicable vesting date, subject to certain exceptions as set forth in the section below entitled "Potential Payments Made Upon Termination or Change in Control." The number of MSUs disclosed in the table above were unvested as of the last day of FY25 and reflect, pursuant to SEC rules, vesting at 100% of the target amount, as the Company's performance through the last day of FY25 did not exceed the target performance level for such MSUs. The actual number of shares that will vest ranges from 0% to 150% of the target amount for each vesting tranche, subject to completion of the applicable measurement period and certification by the Compensation Committee.

Stock Vested

The following Stock Vested Table provides additional information about the value realized by the NEOs due to the vesting of equity during FY25.

	STOCK AWARDS	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[(1)]
Oleg Khaykin	726,805	7,181,810
Ilan Daskal	166,457	1,644,595
Paul McNab	72,358	697,700
Luke Scrivanich	74,849	719,006
Gary Staley	87,332	845,477

(1) Represents the amounts realized based on the product of (a) the number of stock units vested and (b) the closing price of our common stock on Nasdaq on the vesting day (or, if the vesting day falls on a day on which our stock is not traded, the prior trading day).

Potential Payments Made Upon Termination or Change in Control

Change in Control Plan

The Company's Change in Control Plan (the "Change in Control Plan"), which covers all NEOs (except for Mr. Khaykin), provides the following benefits if a termination is without Cause or is for Good Reason (each as defined in the Change in Control Plan) within the Coverage Period, defined as the 12- month period beginning upon a Change in Control (as defined in the Change in Control Plan), subject to the execution of a general release of claims: (a) accelerated vesting of any unvested stock options and other securities or similar incentives held at the time of termination (including accelerated vesting of any performance- based awards at 100% of the target achievement level), (b) a lump sum payment equal to either twelve months base salary, eighteen months base salary (applicable to Mr. Staley) or twenty-four months base salary (applicable to Messieurs Daskal, McNab and Scrivanich), and (c) a cash payment equal to 12 months of COBRA premiums for the NEO and his or her eligible dependents. The same benefits are payable if the NEO is terminated due to death or Disability (as defined in the Change in Control Plan) during the Coverage Period.

Khaykin Agreement

Pursuant to the terms of the Company's agreement with Mr. Khaykin (the "Khaykin Agreement"), if the Company terminates Mr. Khaykin's employment without Cause or he terminates his employment for Good Reason (each, as defined in the Khaykin Agreement, and each, an "Involuntary Termination"), in addition to any accrued payments to which he is entitled, and provided that he signs a separation agreement and release of claims, Mr. Khaykin will receive the following severance benefits:

If an Involuntary Termination occurs within three months prior to, or one year after a Change in Control (as defined in the Employment Agreement), Mr. Khaykin will receive:

- If the termination date occurs after the second anniversary of his hire date, a lump sum payment equal to 150% of his annual base salary plus 225% of his target annual cash incentive award. Provided, however, that if the Involuntary Termination occurs within three months prior to a Change in Control, such cash severance may be apportioned into installments and paid on the Company's regular payroll dates over a period of 18 months commencing with the first regular payroll date of the Company occurring at least 60 days following the termination date.
- Immediate vesting of all equity awards (including accelerated vesting of any performance-based awards at 100% of the greater of (i) target achievement level or (ii) the achievement level actually attained as of the termination date).

If an Involuntary Termination occurs during a time that is not within three months before or one year after a Change in Control, or is a termination due to death or Disability (as defined in the Khaykin Agreement), Mr. Khaykin will receive:

- A prorated portion of his target annual cash incentive award for the fiscal year in which the termination date occurs, which will be determined at the end of the Company's fiscal year based on the Company's actual performance, payable at the same time that annual cash incentive awards are paid to Company executives generally.
- An additional amount equal to the sum of (i) 150% of Mr. Khaykin's base salary at the time of termination and (ii) 150% of his target annual cash incentive award, payable on the Company's regular payroll dates over a period of 18 months commencing on the first regular payroll date of the Company occurring at least 60 days following the termination date.
- Immediate vesting of all equity awards to the extent that they would have otherwise vested within 18 months of the termination date, with performance awards treated as earned at the target amount (including accelerated vesting of any performance-based awards at 100% of the target achievement level), to the extent such awards would have vested during the period of 18 months following the termination date had Mr. Khaykin's employment with the Company continued through such period.

Whether or not an Involuntary Termination occurs within one year after a Change in Control, Mr. Khaykin will also be reimbursed for 18 months the amount equal to the difference between the monthly cost of his COBRA health and dental benefits and the amount he would have been required to contribute for health and dental coverage if he remained an active employee of the Company.

The Khaykin Agreement contains a "better after-tax" provision, which provides that if any of the payments to Mr. Khaykin constitutes a parachute payment under Section 280G of the Code, the payments will either be (i) reduced or (ii) provided in full to Mr. Khaykin, whichever results in him receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Section 4999 of the Code.

Daskal Agreement

In addition to the benefits under the Change in Control Plan, Mr. Daskal is also party to an agreement with the Company (the "Daskal Agreement"), pursuant to which, if Mr. Daskal's employment is involuntarily terminated other than within a period beginning on a Change of Control and ending on the first anniversary of a Change of Control, he will receive a severance payment equal to 18-months base salary and will also be reimbursed for 18 months, the amount equal to the difference between the monthly cost of his COBRA health and dental benefits and the amount he would have been required to contribute for health and dental coverage if he remained an active employee of the Company. Mr. Daskal participates in the Change in Control Plan as a Level 1 Participant (as defined in the Change in Control Plan). In addition, the Daskal Agreement specifies that the definition of "Good Reason" in the Change of Control Plan shall include for Mr. Daskal, a material reduction in duties, authority, reporting relationships or responsibilities, including not being the chief financial officer of a publicly reporting company after a Change of Control.

RSU and MSU Vesting Upon Death and Disability or if Awards are Not Continued, Assumed or Replaced.

Consistent with the practice of many of our peers and to encourage our employees to remain employed with us through the date of the applicable vesting event, grants of RSUs and MSUs provide for full vesting upon separation from the Company due to death or Disability (as defined in the award agreements), with MSUs vesting at target.

Further, under our 2003 Plan, except as otherwise provided in an award agreement, the vesting of RSUs and MSUs will vest in full if they are not continued, assumed or replaced in connection with a corporate transaction, with MSUs vesting at the target performance level.

Potential Payments Upon Termination or Change in Control

The table below reflects the amount of compensation to be paid to each of the NEOs in the event of termination of such executive's employment or a corporate transaction in which awards are not continued, assumed or replaced. The figures shown below assume that such termination was effective as of June 28, 2025 (and therefore use the closing price of our common stock on Nasdaq as of June 27, 2025, the last trading day of FY25, for all equity-based calculations), and thus include amounts earned through such time and are estimates of the amounts which would be paid out to the NEOs upon their termination. The actual amounts that would be paid for the other NEOs can only be determined at the time of such executive's separation from the Company.

Name	Benefit	Death, Disability or Corporate Transaction Where Equity Awards are Not Continued, Assumed or Replaced ($)(1)	Within 12 Months After a Change in Control($)(2)	Termination Not in Connection with a Change in Control ($)(3)
Oleg Khaykin	Cash Severance	3,037,500	3,881,250	3,037,500
	Equity Award Acceleration	15,649,670	15,649,670	12,475,070
	COBRA	—	47,503	47,503
Ilan Daskal	Cash Severance	—	1,140,000	855,000
	Equity Award Acceleration	8,778,620	8,778,620	—
	COBRA	—	23,352	35,029
Paul McNab	Cash Severance	—	900,000	—
	Equity Award Acceleration	1,837,600	1,837,600	—
	COBRA	—	23,298	—
Luke Scrivanich	Cash Severance	—	820,000	—
	Equity Award Acceleration	1,945,700	1,945,700	—
	COBRA	—	23,298	—
Gary Staley	Cash Severance	—	652,500	—
	Equity Award Acceleration	2,161,890	2,161,890	—
	COBRA	—	37,527	—

(1) Amounts in this column reflect the value of unvested RSUs and MSUs as of the last day of FY25 that would accelerate and vest upon a separation from the Company due to (i) death or Disability, pursuant to the terms of the NEO's RSU and MSU award agreements or (ii) in the event such RSUs and MSUs are not assumed or replaced in connection with a corporate transaction. In addition, Mr. Khaykin is entitled to cash severance benefits upon a death or Disability, pursuant to the Khaykin Agreement, which benefits are also reflected in this column.

(2) Amounts in this column reflect the value of severance benefits under the Change in Control Plan and the Khaykin Agreement. Severance benefits for Mr. Khaykin are also payable if he is terminated without Cause or resigns for Good Reason within three months prior to a Change in Control, which are the same benefits that he is entitled to receive if he experiences a qualifying termination within 12 months after a Change in Control. These amounts do not reflect the impact of any "better after-tax" provision.

(3) Amounts in this column reflect the value of severance benefits under (i) the Khaykin Agreement and (ii) the Daskal Agreement.

CEO Pay Ratio

Under rules adopted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are required to calculate and disclose the total compensation paid to our median employee, as well as the ratio of the total compensation paid to the median employee as compared to the total compensation paid to Oleg Khaykin, our CEO. The following paragraphs describe our methodology and the resulting CEO Pay Ratio.

For FY25, the median annual total compensation of all our employees (other than our CEO) was $100,318. The annual total compensation of our CEO was $10,595,839. Based on this information, the ratio of the annual total compensation of our CEO to the median annual total compensation of all our employees was approximately 106 to 1.

We identified the “median employee” using the following methodology and material assumptions, adjustments, and estimates (consistent with applicable SEC rules):

- We selected June 28, 2025 (the last day of FY25), as the date upon which we would identify the “median employee.”
- As of this date, our employee population consisted of approximately 3,673 individuals.

After excluding 183 employees (representing less than 5% of our total number of employees), we identified our median employee from a group of approximately 3,490 employees globally.

Countries	# of Employees	% of Employees
Bulgaria	1	0.03%
Denmark	1	0.03%
Norway	1	0.03%
Netherlands	2	0.05%
Poland	2	0.05%
Switzerland	2	0.05%
Hong Kong	6	0.16%
United Arab Emirates	6	0.16%
Australia	9	0.25%
Finland	9	0.25%
Taiwan	12	0.33%
Sweden	13	0.35%
Thailand	14	0.38%
Spain	21	0.57%
Ireland	25	0.68%
Japan	28	0.76%
Brazil	31	0.84%
Total Employees Excluded	**183**	**4.97%**

- For purposes of determining our median employee, we excluded employees in certain countries that, in total, resulted in the exclusion of approximately 183 employees (the “De Minimis Exemption”). This exclusion represents less than 5% of our total number of employees as permitted under SEC rules.
- We used base compensation earned in FY25 as our consistently applied compensation measure. In the case of foreign employees, base compensation also included “13th month pay” and any holiday allowance that was statutorily required to be paid as we view such compensation to be part of their base compensation.
- Base compensation was annualized for all permanent employees who were hired after the fiscal year began, and all foreign currencies were converted to U.S. dollars using the applicable exchange rate as of June 28, 2025.
- We re-evaluated our employee population due to acquisition related changes from the prior year. Based on this review, we determined that the median employee identified in FY24 remains appropriate.
- Once we identified the median employee, we calculated the elements of the median employee’s FY25 total annual compensation in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K.

We believe this ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described above. The SEC rules for identifying the “median employee” and calculating the pay ratio based on that employee’s annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. Accordingly, the pay ratio reported by other companies may not be comparable to the pay ratio reported by us, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their pay ratios.

Pay Versus Performance

This section provides disclosure about the relationship between executive compensation actually paid to our principal executive officer (PEO) and Non-PEO NEOs and certain financial performance measures of the Company for the fiscal years listed below. This disclosure has been prepared in accordance with Item 402(v) of Regulation S-K under the Securities Exchange Act of 1934 (the "Pay Versus Performance Rules") and does not necessarily reflect how the Compensation Committee evaluates compensation decisions.

					Value of Initial Fixed $100 Investment Based On:(5)			
Year(1) (a)	Summary Compensation Table Total for PEO (b)	Compensation Actually Paid to PEO(2)(3) (c)	Average Summary Compensation Table Total for Non-PEO Named Executive Officers (d)	Average Compensation Actually Paid to Non-PEO Named Executive Officers(2)(4) (e)	Total Shareholder Return (f)	Peer Group Total Shareholder Return (g)	Net Income (in millions) (h)	Consolidated Non-GAAP Operating Income (in millions)(6) (i)
2025	$10,595,839	$16,382,196	$2,307,135	$3,597,518	$80	$119	$34.8	$153.9
2024	$8,327,769	$(1,523,950)	$2,066,364	$687,143	$55	$93	$(25.8)	$115.0
2023	$8,978,665	$5,273,915	$1,779,833	$1,142,474	$91	$95	$25.5	$172.5
2022	$9,340,416	$2,475,672	$1,807,445	$812,945	$105	$93	$15.5	$286.8
2021	$16,868,008	$20,204,757	$2,690,648	$1,913,339	$140	$127	$67.5	$253.5

(1) The following table lists the PEO and Non-PEO NEOs for each of fiscal years 2021, 2022, 2023, 2024 and 2025.

	PEO	Non-PEO NEOs
2025	Oleg Khaykin	Ilan Daskal, Paul McNab, Luke Scrivanich, Gary Staley
2024	Oleg Khaykin	Ilan Daskal, Paul McNab, Luke Scrivanich, Gary Staley, Henk Derksen, and Pam Avent
2023	Oleg Khaykin	Henk Derksen, Paul McNab, Luke Scrivanich and Gary Staley
2022	Oleg Khaykin	Henk Derksen, Paul McNab, Luke Scrivanich and Gary Staley
2021	Oleg Khaykin	Amar Maletira, Paul McNab, Luke Scrivanich, Gary Staley, and Pam Avent

(2) The dollar amounts reported represent the amount of "compensation actually paid," as calculated in accordance with the Pay Versus Performance Rules. These dollar amounts do not reflect the actual amounts of compensation earned by or paid to our NEOs during the applicable year. For purposes of calculating "compensation actually paid," the fair value of equity awards is calculated in accordance with ASC Topic 718 using the same assumption methodologies used to calculate the grant date fair value of awards for purposes of the Summary Compensation Table (refer to "Executive Compensation and Other Information – Summary Compensation Table" for additional information).

(3) The following table shows the amounts deducted from and added to the Summary Compensation Table total to calculate "compensation actually paid" to Mr. Khaykin in accordance with the Pay Versus Performance Rules:

		Pension Plan Adjustments		Equity Award Adjustments							
	Summary Compensation Table Total for PEO	Change in Pension Value	Pension Service Cost	Stock Awards	Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	Compensation Actually Paid to PEO
2025	$10,595,839	N/A	N/A	$9,114,277	$10,885,703	$1,754,210	-	$2,260,720	-	-	$16,382,196

(4) The following table shows the amounts deducted from and added to the average Summary Compensation Table total compensation to calculate the average "compensation actually paid" to our Non-PEO NEOs in accordance with the Pay Versus Performance Rules.

		Pension Plan Adjustments		Equity Award Adjustments							
	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Change in Pension Value ($)	Pension Service Cost ($)	Stock Awards ($)	Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value ($)	Average Compensation Actually Paid to Non-PEO Named Executive Officers ($)
2025	$2,307,135	N/A	N/A	$1,630,193	$1,942,980	$649,823	-	$327,774	-	-	$3,597,518

(5) In accordance with the Pay Versus Performance Rules, the Company and the Company's peer group total shareholder return (the "Peer Group TSR") is determined based on the value of an initial fixed investment of $100 on June 27, 2020, through the end of the listed fiscal year. The Peer Group TSR set forth in this table was determined using the Nasdaq Telecommunication Index, which we also use in preparing the stock performance graph required by Item 201(e) of Regulation S-K for our Annual Report for the fiscal year ended June 28, 2025.

(6) We have determined that Consolidated Non-GAAP Operating Income (also referred to in our Compensation Discussion and Analysis as "Non-GAAP Operating Profit") is the financial performance measure that, in the Company's assessment, represents the most important financial performance measure used to link "compensation actually paid" to our NEOs, for FY25, to company performance (the "Company Selected Measure" as defined in the Pay Versus Performance Rules). Please refer to the section titled "Elements of FY25 Executive Compensation – Financial Metrics for FY25" for the definition of Non-GAAP Operating Income and to Annex A for a reconciliation of Non-GAAP Operating Income to GAAP Operating Income.

Financial Performance Measures

In accordance with the Pay Versus Performance Rules, the following table lists the financial performance measures that, in the Company's assessment, represent the most important financial performance measures used to link "compensation actually paid" to our NEOs, for FY25, to company performance, as further described in our Compensation Discussion and Analysis within the section titled "Elements of FY25 Executive Compensation – Financial Metrics for FY25" (see page 63).

Seven Most Important Performance Measures
Consolidated Non-GAAP Operating Income
Consolidated Revenue
OSP Revenue
OSP Non-GAAP Operating Income
NSE Revenue
NSE Non-GAAP Operating Income
Relative TSR

Relationship Between "Compensation Actually Paid" and Performance

In accordance with the Pay Versus Performance Rules, the charts below illustrate how "compensation actually paid" to our NEOs aligns with the Company's financial performance as measured by our TSR, our Peer Group TSR, our net income, and Non-GAAP Operating Income.

Compensation Actually Paid, Cumulative TSR of the Company and Cumulative TSR of the Peer Group



CAP vs. Viavi and Index TSR
Compensation Actually Paid ($M)
TSR (Based on $100 Initial Investment)
25.00
20.00
15.00
10.00
5.00
0.00
(5.00)
160
140
120
100
80
60
40
20
0
$20.20
$1.91
$2.48
$0.81
$5.27
$1.14
$(1.52)
$0.68
$16.38
$3.60
2021
2022
2023
2024
2025
PEO CAP ($M)
Average NEO CAP ($M)
Viavi TSR
NASDAQ Telecommunications TSR

Compensation Actually Paid and Net Income



CAP vs. Viavi Net Income
Compensation Actually Paid ($M)
Net Income ($M)
25.00
20.00
15.00
10.00
5.00
0.00
(5.00)
80.0
60.0
40.0
20.0
0.0
(20.0)
(40.0)
$20.20
$1.91
$2.48
$0.81
$5.27
$1.14
$(1.52)
$16.38
$3.60
2021
2022
2023
2024
2025
PEO CAP ($M)
Average NEO CAP ($M)
Viavi Net Income ($M)

Compensation Actually Paid and Non-GAAP Operating Income


CAP vs. Viavi Non-GAAP Operating Income
Compensation Actually Paid ($M)
Non-GAAP Operating Income ($M)
25.00
20.00
15.00
10.00
5.00
0.00
(5.00)
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
$20.20
$1.91
$2.48
$0.81
$5.27
$1.14
$(1.52)
$0.68
$16.38
$3.60
2021
2022
2023
2024
2025
PEO CAP ($M)
Average NEO CAP ($M)
Viavi Non-GAAP Operating Income ($M)

Equity Compensation Plans

The following table sets forth information about shares of the Company's Common Stock that may be issued under the Company's equity compensation plans, including compensation plans that were approved by the Company's stockholders as well as compensation plans that were not approved by the Company's stockholders. Information in the table is as of June 28, 2025.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights[(1)]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders	10,157,299 [(2)]	—	13,690,903 [(3)]

(1) Excludes outstanding RSUs, which have no exercise price.

(2) Represents shares of the Company's Common Stock issuable upon the exercise of options outstanding and vesting and settlement of RSUs under the 2003 Plan and excludes purchase rights under our Employee Stock Purchase Plan (the "ESPP"). Excluding outstanding RSUs, which have no exercise price, as of June 28, 2025, there were no options to purchase shares under the 2003 Plan.

(3) Represents shares of the Company's Common Stock authorized for future issuance under the 2003 Plan (under which 7,773,678 shares remained available for grant as of June 28, 2025) and the ESPP (under which 5,917,225 shares remained available for grant as of June 28, 2025, including shares subject to purchase during then-current purchase period, which commenced on February 1, 2025 (the exact number of which were not known until the purchase date on July 31, 2025).

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to the Company with respect to the beneficial ownership as of August 31, 2025, by (i) all persons who are beneficial owners of five percent (5%) or more of the Company's common stock, (ii) each Director and nominee, (iii) the Company's named executive officers, and (iv) all current Directors and executive officers as a group.

As of August 31, 2025, there were 222,655,443 shares of the Company's common stock outstanding. The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest.

Unless otherwise indicated, and subject to applicable community or marital property laws, each beneficial owner listed in the table below possesses sole voting and investment power with respect to all shares of common stock held by them. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Viavi Solutions Inc., 1445 South Spectrum Blvd, Suite 102, Chandler, Arizona 85286.

Name	Number of Shares Beneficially Owned	
	Number	Percentage
5% or more Stockholders[(1)]		
Entities affiliated with BlackRock, Inc.[(2)]	33,864,710	15.2%
The Vanguard Group[(3)]	31,423,731	14.1%
Entities affiliated with Wellington Management Group LLP[(4)]	17,107,099	7.7%
Capital World Investors[(5)]	13,955,454	6.3%
Directors and Executive Officers		
Oleg Khaykin[(6)]	2,391,207	1.1%
Ilan Daskal[(7)]	85,372	*
Paul McNab[(8)]	96,235	*
Luke Scrivanich[(9)]	110,803	*
Gary Staley[(10)]	242,625	*
Richard E. Belluzzo[(11)]	225,541	*
Keith Barnes	178,881	*
Laura Black	118,968	*
Richard John Burns	—	*
Donald Colvin	188,524	*
Eugenia M. Corrales	—	*
Douglas Gilstrap	42,237	*
Masood A. Jabbar[(12)]	180,333	*
Joanne Solomon	52,395	*
All Current Directors and executive officers as a group (16 persons)[(13)]	**4,025,779**	**1.8 %**

* Less than 1%.

(1) Based on information set forth in various Schedule 13 filings with the SEC current as of August 31, 2025 and the Company's outstanding shares of common stock as of August 31, 2025.

(2) Based on information set forth in a Schedule 13G/A, as of March 31, 2025, filed with the SEC on April 30, 2025 by BlackRock, Inc. and certain of its subsidiaries (collectively, "BlackRock"). According to its Schedule 13G/A, BlackRock reported having the sole power to vote or direct the vote over 33,440,106 shares and the sole power to dispose of or to direct the disposition of 33,864,710 shares. The address of BlackRock is 50 Hudson Yards, New York, NY 10001.

(3) Based on information set forth in a Schedule 13G/A, as of June 30, 2025, filed with the SEC on July 29, 2025 by The Vanguard Group ("Vanguard"). According to its Schedule 13G/A, Vanguard reported having the shared power to vote or direct the vote over 267,221 shares, the sole power to dispose of or to direct the disposition of 30,879,877 shares and the shared power to dispose of or to direct the disposition of 543,854 shares. The address of The Vanguard Group is 100 Vanguard Blvd. Malvern, PA 19355.

(4) Based on information set forth in a Schedule 13G/A, as of March 31, 2025, filed with the SEC on May 12, 2025 by Wellington Management Group LLP, jointly with Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP (collectively, "Wellington"). According to its Schedule 13G/A, Wellington Management Group LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP each reported having the shared power to vote or direct the vote over 13,674,087 shares. Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP each reported having the shared power to dispose of or to direct the disposition of 17,107,099. Wellington Management Company LLP reported having the shared power to dispose of or to direct the disposition of 16,033,201 shares. The address of the Wellington Management Group LLP is 280 Congress Street, Boston, MA 02210.

(5) Based on information set forth in a Schedule 13G, as of September 30, 2024, filed with the SEC on November 13, 2024 by Capital World Investors ("Capital World"). According to its Schedule 13G, Capital World reported having the sole power to vote or direct the vote over 13,955,454 shares and the sole power to dispose of or to direct the disposition of 13,955,454 shares. The address of Capital World is 333 South Hope Street, 55th Floor, Los Angeles, California, 90071.

(6) Includes 386,164 market stock units which are vested and exercisable within 60 days of August 31, 2025. Also includes 118,914 shares held in trust by spouse.

(7) Includes 55,114 market stock units which are vested and exercisable within 60 days of August 31, 2025.

(8) Includes 41,524 market stock units which are vested and exercisable within 60 days of August 31, 2025.

(9) Includes 43,967 market stock units which are vested and exercisable within 60 days of August 31, 2025.

(10) Includes 48,851 market stock units which are vested and exercisable within 60 days of August 31, 2025.

(11) Includes 83,292 shares held in trust for the benefit of Mr. Belluzzo's family, for which Mr. Belluzzo has sole voting and investment power.

(12) Includes 62,108 shares held in trust for the benefit of Mr. Jabbar's family, for which Mr. Jabbar has sole voting and investment power.

(13) Includes 617,119 market stock units which are vested and exercisable within 60 days of August 31, 2025.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's directors, executive officers and any persons who directly or indirectly hold more than 10 percent of the Company's common stock ("Reporting Persons") to file reports of ownership and changes in ownership with the SEC.

Based solely on its review of the filed reports and written representations from the Reporting Persons, the Company believes that during FY25 all Reporting Persons complied with the applicable filing requirements on a timely basis, with the exception of Mike Petrucci, our Senior Vice President and Chief Operations Officer who filed a Form 3 late on May 22, 2025 due to technical challenges with obtaining EDGAR codes.

Certain Relationships and Related Person Transactions

Review and Approval of Related Person Transactions

We review all relationships and transactions in which the Company and our Directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. The Company's legal staff is primarily responsible for the development and implementation of processes and controls to obtain information from the Directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether the Company or a related person has a direct or indirect material interest in the transaction. On an annual basis, all Directors and executive officers must respond to a questionnaire requiring disclosure about any related person transactions, arrangements or relationships (including indebtedness). As required under SEC rules, any transactions that are determined to be directly or indirectly material to the Company or a related person are disclosed in the Company's Proxy Statement. The Audit Committee reviews and approves or ratifies any related person transaction that is required to be disclosed. This review and approval process is evidenced in the minutes of the Audit Committee meetings.

We have determined that there were no related person transactions since the beginning of FY25 through the date of this Proxy Statement.

Other Information

Note About Forward Looking Statements

This Proxy Statement includes estimates, projections, statements relating to our business plans, objectives, and expected operating results that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward- looking statements may appear throughout this Proxy Statement. These forward-looking statements generally are identified by the words "committed "to", "strive," "believe," "expect," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, but not limited to statements regarding our financial and operational performance; our business, governance and responsible business strategies and initiatives and related actions; changes to and expected benefits of our executive compensation program; expected use and enforcement of our compensation decisions; expected or future equity usage, burn rate or shares outstanding; and stockholder engagement. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially. We describe risks and uncertainties that could cause actual results and events to differ materially in "Risk Factors," "Quantitative and Qualitative Disclosures about Market Risk," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of our Forms 10-K and 10-Q. We undertake no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events, or otherwise.

Websites Referenced in this Proxy Statement

The content of the websites referred to in this Proxy Statement are not incorporated by reference into this Proxy Statement.

Annual Report on Form 10-K and Annual Report to Stockholders

The Company will provide, without charge, to each person solicited a copy of the FY25 annual report, including financial statements and schedules filed therewith upon written request to the secretary, sent to:

Viavi Solutions Inc.
1445 South Spectrum Blvd, Suite 102
Chandler, Arizona 85286

General Information About the Annual Meeting

Why am I receiving these proxy materials?

The Board is furnishing these proxy materials to you in connection with the 2025 Annual Meeting. The 2025 Annual Meeting will be held on November 12, 2025 online via audio webcast, at 10:00 a.m., Mountain Time. You are invited to attend the 2025 Annual Meeting online and are entitled and requested to vote on the proposals outlined in this Proxy Statement.

Why is the 2025 Annual Meeting being held as a virtual, online meeting?

We believe hosting a virtual meeting enables increased stockholder attendance and participation since stockholders may participate from any location around the world, and lowers the cost to our stockholders, the Company and the environment. We have designed the virtual 2025 Annual Meeting to provide the same rights and opportunities to participate as stockholders would have at an in-person meeting, including the right to vote and ask questions through the virtual meeting platform.

Who can vote their shares and attend the 2025 Annual Meeting?

Stockholders as of the record date for the 2025 Annual Meeting, September 23, 2025, are entitled to vote their shares and attend the virtual 2025 Annual Meeting. At the close of business on the record date, there were 223,198,857 shares of VIAVI common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on September 23, 2025, your shares were registered directly in your name with our transfer agent, Computershare, then you are considered the stockholder of record with respect to those shares. As a stockholder of record, you may vote at the meeting or vote by proxy, and you do not need to register to attend the meeting. Whether or not you plan to attend the meeting, we urge you to vote by telephone or through the internet, or if you request or receive paper proxy materials by mail, by filling out and returning a proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Other Nominee

If on September 23, 2025, your shares were held in an account with a brokerage firm, bank or other nominee, then you are the beneficial owner of the shares held in street name. As a beneficial owner, you have the right to direct your nominee on how to vote the shares held in your account, and your nominee has enclosed or provided voting instructions for you to use in directing it on how to vote your shares. However, the organization that holds your shares is considered the stockholder of record for purposes of voting at the meeting. Because you are not the stockholder of record, you may not attend or vote your shares at the meeting unless you (i) request and obtain a legal proxy giving you the right to vote the shares at the meeting from the organization that holds your shares and (ii) register to attend the 2025 Annual Meeting. Please see “How do I register to attend the virtual 2025 Annual Meeting?” below for information on how to register to attend the 2025 Annual Meeting.

How do I virtually attend the 2025 Annual Meeting?

We will host the 2025 Annual Meeting live online via audio webcast. You may attend the 2025 Annual Meeting live online by visiting https://meetnow.global/MV64DKT. The webcast will start at 10:00 a.m. Mountain Time on November 12, 2025. If you are a stockholder of record, you will need to enter the control number included on your proxy card to enter the 2025 Annual Meeting online. If you are a beneficial owner and have registered in advance to participate in the 2025 Annual Meeting, you will need to enter the control number that you received from Computershare. Online check-in will begin at 9:30 a.m. Mountain Time on November 12, 2025, and you should allow ample time for the online check-in proceedings. If you experience any technical difficulties or have trouble accessing the virtual meeting, contact 1-888-724-2416 (toll-free) or +1 781-575-2748 (international) or review the instructions on the virtual meeting website.

How do I register to attend the virtual 2025 Annual Meeting?

If you are a stockholder of record, you do not need to register to attend the 2025 Annual Meeting. However, if you are the beneficial owner of your shares, you must register in advance to attend the 2025 Annual Meeting. To register to attend the virtual 2025 Annual Meeting online, you must obtain a legal proxy from your brokerage firm, bank or other nominee and submit proof of your legal proxy reflecting your holdings of our stock, along with your legal name and email address, to our virtual meeting provider, Computershare. Requests for registration must be labeled as “Legal Proxy” and be received no later than 5:00 p.m. Eastern Time (3:00 p.m. Mountain Time) on November 7, 2025. You will receive a confirmation of your registration by email and a control number after we receive your registration materials. Requests for registration should be directed to the following:

- By email: Forward the email from your brokerage firm, bank or other nominee, or attach an image of your legal proxy, to legalproxy@computershare.com.
- By Regular Mail: Mail to Computershare, VIAVI Legal Proxy, P.O. Box 43006, Providence, RI 02940-3006 unless this is an overnight request. Overnight requests via Courier Delivery: To Computershare, VIAVI Legal Proxy, 150 Royall Street, Suite 101, Canton, MA 02021.

How do I vote?

You may vote by mail or follow any alternative voting procedure (such as telephone or internet voting) described on your proxy card or your voting instruction card. To use an alternative voting procedure, follow the instructions on each proxy card or your voting instruction card that you receive. The procedures for voting are as follows:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote before the 2025 Annual Meeting:

- by telephone or through the internet - to do so, please follow the instructions shown on your Notice of Internet Availability or proxy card; or
- by mail - if you request or receive a paper proxy card and voting instructions by mail, simply complete, sign and date the enclosed proxy card and return it before the meeting in the pre-paid envelope provided; or
- You may also vote during the 2025 Annual Meeting through the internet.

If you want to vote by telephone before the meeting, your votes must be submitted by 11:59 p.m. Eastern Time (9:59 p.m. Mountain Time), on November 11, 2025. If you want to vote through the internet, your votes can be submitted before and during the 2025 Annual Meeting. Submitting your proxy, whether by telephone, through the internet or by mail if you request or received a paper proxy card, will not affect your right to vote should you decide to attend the virtual 2025 Annual Meeting.

Beneficial Owner: Shares Registered in the Name of a Broker or Other Nominee

If you are not the stockholder of record, please refer to the voting instructions provided by your nominee regarding how to vote your shares. Your vote is important. To ensure that your vote is counted, complete and mail the voting instruction card provided by your brokerage firm, bank, or other nominee as directed by your nominee. To vote at the 2025 Annual Meeting, you must obtain a legal proxy from your nominee and register to attend the meeting. Please see "How do I register to attend the virtual 2025 Annual Meeting?" above for information on how to register to attend the 2025 Annual Meeting. Whether or not you plan to attend the meeting, we urge you to vote your voting instruction card to ensure that your vote is counted.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor by any of the methods listed below:

Georgeson LLC
51 West 52nd Street, 6th Floor
New York, NY 10019
Stockholders, Banks and Brokers Call: 1 (888) 446-7072

Will you make a list of the stockholders of record entitled to vote at the 2025 Annual Meeting available through electronic means?

We will make available an electronic list of stockholders of record as of the record date for inspection by stockholders from November 2, 2025 through November 11, 2025. To access the electronic list during this time, please send your request, along with proof of ownership, by email to investor.relations@viavisolutions.com. You will receive confirmation of your request and instructions on how to view the electronic list online.

Why did I receive the Notice of Internet Availability of Proxy Materials instead of a full set of proxy materials?

Pursuant to rules adopted by the SEC, we have elected to provide stockholders with access to our proxy materials over the internet. Most of our stockholders will not receive printed copies of the proxy materials unless they request them. Instead, the "Notice of Internet Availability of Proxy Materials" (the "Notice"), which was mailed on or about October 3, 2025 to our stockholders as of the record date, will instruct you as to how you may access and review all of the proxy materials on the internet. The Notice also instructs you as to how you may submit your proxy on the internet. If you would like to receive a paper or e-mail copy of our proxy materials, you should follow the instructions in the Notice for requesting such materials. We encourage stockholders to take advantage of the availability of our proxy materials via the internet to help reduce the environmental impact of our annual meetings.

How do I obtain electronic access to the proxy materials?

The Notice will provide you with instructions regarding how to:

- View our proxy materials for the 2025 Annual Meeting on the internet; and
- Instruct us to send our future proxy materials to you electronically by e-mail.

Choosing to receive your future proxy materials by e-mail will save us the cost of printing and mailing documents to you and will reduce the impact of printing and mailing these materials on the environment. If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

What if I prefer to receive paper copies of the materials?

If you would prefer to continue receiving paper copies of proxy materials, please mark the "Paper Copies" box on your proxy card (or provide this information when you vote telephonically or via the internet). The Company must provide paper copies via first class mail to any stockholder who, after receiving the Notice, requests a paper copy. Accordingly, even if you do not check the "Paper Copies" box now, you will still have the right to request delivery of a free set of proxy materials upon receipt of any Notice in the future.

Additionally, you may request a paper copy of the materials by (i) calling 1-800-962-4284 or 781-575-3120 for international callers; (ii) sending an e-mail to investorvote@computershare.com; or (iii) logging onto *https://www.computershare.com/investor*. There is no charge to receive the materials by mail. If requesting material by e-mail, please include the "Control Number" (located on the front page of the Notice).

What is included in the proxy materials?

The proxy materials include the notice of Annual Meeting, Proxy Statement and our Annual Report on Form 10-K for the year ended June 28, 2025, as filed with the SEC on August 11, 2025 (the "Annual Report"). These materials were first made available to you via the internet on or about October 3, 2025. Our principal executive offices are located at 1445 South Spectrum Blvd, Suite 102, Chandler, Arizona 85286, and our telephone number is (408) 404-3600. We maintain a website at *www.viavisolutions.com*. The information on our website is not a part of this Proxy Statement.

How can I avoid having duplicate copies of the Proxy Statement sent to my household?

Some brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports, which results in cost savings for the Company. Householding means that only one copy of the Proxy Statement and Annual Report or Notice of Internet Availability of Proxy Materials will be sent to multiple stockholders who share an address. The Company will promptly deliver a separate copy of either document to any stockholder who contacts the Company's Investor Relations Department at 408-404-6305 or 1445 South Spectrum Blvd., Suite 102, Chandler, AZ 85286, Attention: Investor Relations, requesting such copies. If a stockholder is receiving multiple copies of the Proxy Statement and Annual Report at the stockholder's household and would like to receive a single copy of those documents for a stockholder's household in the future, that stockholder should contact their broker, other nominee record holder, or the Company's Investor Relations Department to request mailing of a single copy of the Proxy Statement and Annual Report.

What if I return a proxy card but do not make specific choices?

When proxies are properly dated, executed, and returned, the shares represented by such proxies will be voted at the 2025 Annual Meeting in accordance with the instructions of the stockholder. If no specific instructions are given, the shares will be voted in accordance with the recommendations of our Board as described below. If any matters not described in this Proxy Statement are properly presented at the 2025 Annual Meeting, the proxy holders will use their own judgment to determine how to vote your shares. If the 2025 Annual Meeting is postponed or adjourned, the proxy holders can vote your shares on the new meeting date as well, unless you have revoked your proxy instructions, as described under "Can I change my vote or revoke my proxy after submitting my proxy?"

What constitutes a quorum?

The presence at the 2025 Annual Meeting, in person or by proxy, of the holders of a majority of the shares of our common stock outstanding and entitled to vote on the record date will constitute a quorum permitting the 2025 Annual Meeting to conduct its business.

What proposals will be voted on, the Board of Director's recommendations, and the applicable voting standards?

The chart below describes the proposals to be considered at the 2025 Annual Meeting, the Board's recommendation with respect to each proposal, the vote required to elect directors and to adopt each other proposal, and the manner in which votes will be counted. In addition, stockholders will consider such other business as may properly come before the 2025 Annual Meeting and any adjournment or postponement thereof. All shares of our common stock represented by valid proxies will be voted in accordance with the instructions contained therein. In the absence of instructions, proxies from holders of our common stock will be voted in accordance with the recommendations of the Board as described in the chart below.

Proposal	Voting Options	Board Recommendation	Vote Required to Adopt the Proposal	Effect of Abstentions*	Effect of Broker Non-Votes*
1. Election of directors	For, against, or abstain on each nominee	"FOR" EACH OF THE NOMINEES	Majority of votes cast**	No effect	No effect
2. Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for FY26	For, against, or abstain	"FOR"	Majority of shares present or represented by proxy and entitled to vote***	Vote against	No effect
3. Approval, on a non-binding advisory basis, of the compensation of our named executive officers for FY25, as set forth in the Proxy Statement	For, against, or abstain	"FOR"	Majority of shares present or represented by proxy and entitled to vote***	Vote against	No effect
4. Approval of the Amended and Restated Equity Incentive Plan	For, against, or abstain	"FOR"	Majority of shares present or represented by proxy and entitled to vote***	Vote against	No effect
5. Approval of Restated Certificate of Incorporation to Provide for Officer Exculpation	For, against, or abstain	"FOR"	Majority of outstanding shares entitled to vote****	Vote against	Vote against

* **Effect of Abstentions and Broker Non-Votes:** Under Delaware law, an abstaining vote and a broker non- vote are counted as present and are included for purposes of determining whether a quorum is present at the 2025 Annual Meeting. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting authority with respect to that item and has not received instructions from the beneficial owner. Under the rules that govern brokers who are voting with respect to shares held by them as nominee, brokers have the discretion to vote such shares only on routine matters. Where a matter is not considered routine, shares held by your broker will not be voted absent specific instruction from you, which means your shares may go unvoted and not affect the outcome if you do not specify a vote. None of the matters to be voted on at the 2025 Annual Meeting are considered routine, except for the ratification of the Company's independent auditors.

** **Majority of votes cast standard:** Each Director must be elected by the affirmative vote of a majority of the shares of our common stock cast with respect to such Director by the shares present in person or represented by proxy at the 2025 Annual Meeting and entitled to vote on the proposal. This means that the number of votes cast for a Director must exceed the number of votes cast against that Director.

*** **Majority of shares present or represented by proxy and entitled to vote standard:** Approval of a proposal under this standard requires the affirmative vote of a majority of the shares of our common stock present or represented by proxy and entitled to vote on this proposal at the 2025 Annual Meeting.

**** **Majority of outstanding shares entitled to vote standard:** Approval of a proposal under this standard requires the affirmative vote of a majority of the shares of our common stock outstanding and entitled to vote on this proposal at the 2025 Annual Meeting.

Who will tabulate the votes?

A representative of our transfer agent, Computershare will tabulate the votes and act as inspector of election.

Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Company or to third parties, except as necessary to meet applicable legal requirements or to allow for the tabulation and/or certification of the vote.

Can I change my vote or revoke my proxy after submitting my proxy?

You may revoke your proxy at any time before the final vote deadline of 11:59 p.m. Eastern Time (9:59 p.m. Mountain Time) on November 11, 2025. You may do so by one of the following ways:

- submitting another proxy card bearing a later date;
- sending a written notice of revocation to the Company's Secretary at 1445 South Spectrum Blvd, Suite 102, Chandler, Arizona 85286; or
- submitting new voting instructions via telephone or the internet.

For shares you hold beneficially in street name, you generally may change your vote by submitting new voting instructions to your broker, bank, trustee, or nominee following the instructions they provided, or, if you have obtained a legal proxy from your broker, bank, trustee, or nominee giving you the right to vote your shares, by attending the 2025 Annual Meeting and voting in person.

Who is paying for this proxy solicitation?

This solicitation is made by the Company. The Company will bear the cost of soliciting proxies, including preparation, assembly, printing and mailing of the Proxy Statement. If you are a holder of our common stock and if you choose to access the proxy materials and/or vote over the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. The Company has retained the services of Georgeson LLC. as its proxy solicitor for this year for a fee of approximately $12,500 plus reasonable out-of-pocket costs and expenses. In addition, the Company will reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Proxies may be solicited by certain of the Company's directors, officers and regular employees, without additional compensation, either personally, by telephone, facsimile, or telegram.

How can I find out the voting results?

The Company will announce the preliminary results at the 2025 Annual Meeting and publish the final results in a Current Report on Form 8-K within four business days after the 2025 Annual Meeting. Stockholders may also find out the final results by calling the Company's Investor Relations Department at (408) 404-6305.

When are stockholder proposals that are not intended to be included in the Company's proxy statement and director nominations due for next year's annual meeting?

To be considered properly brought before an annual meeting, stockholders wishing to bring proposals that are not intended to be included in the Company's proxy statement or nominate candidates for director positions must have given timely notice in writing to the Company's Secretary. To be timely for the 2026 Annual Meeting, a stockholder's notice must be both (i) delivered to or mailed and received by the Company at 1445 South Spectrum Blvd, Suite 102, Chandler, Arizona 85286 and (ii) emailed to investor.relations@viavisolutions.com not later than 5 p.m. Eastern Time (ET) on the 90th day nor earlier than 5 p.m. ET on the 120th day prior to the first anniversary of the date of the 2025 Annual Meeting. Therefore, to be timely for the 2026 Annual Meeting, the Secretary must receive the written notice no earlier than 5 p.m. ET on July 15, 2026 and no later than 5 p.m. ET on August 14, 2026. Our Bylaws contain different notice date requirements in the event that we hold the 2026 Annual Meeting more than 30 days prior to, or more than 60 days after, the first anniversary of the 2025 Annual Meeting.

Our Bylaws specify the requirements as to the form and content of a stockholder's notice. We recommend that any stockholder wishing to bring any item before an annual meeting or nominate a candidate for a director position review a copy of our Bylaws, as amended and restated to date, which can be found at www.viavisolutions.com. We will not entertain any proposals or director nominations at the 2026 Annual Meeting that do not meet the requirements set forth in the Company's Bylaws.

In addition, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must comply with the requirements of Rule 14a-19, including providing us with a notice that sets forth the information required by Rule 14a-19 no later than August 14, 2026. If the 2026 Annual Meeting of Stockholders is called for a date that is more than 30 calendar days before or more than 30 calendar days after the anniversary of the date of the 2025 Annual Meeting, the notice must be provided in compliance with the Company's bylaws and SEC Rule 14a-19.

We reserve the right to reject, rule out of order, or take other appropriate action with respect to any nomination or proposal that does not comply with these and other applicable requirements.

When are stockholder proposals that are intended to be included in the Company's proxy statement due for next year's annual meeting?

Proposals that a stockholder intends to present at the 2026 Annual Meeting and wishes to be considered for inclusion in the Company's Proxy Statement for the 2026 Annual Meeting must be received by the Company at its principal executive offices not less than 120 days prior to the anniversary date the Proxy Statement for the 2025 Annual Meeting was made available to stockholders. Therefore, for a stockholder proposal to be considered for inclusion in the Company's Proxy Statement for the 2026 Annual Meeting, the Secretary must receive the written proposal no later than June 5, 2026. If we change the date of the 2026 Annual Meeting by more than 30 days from the anniversary of the date of this year's meeting, then the deadline to submit proposals will be a reasonable time before we begin to print and mail our proxy materials. All such proposals must comply with Rule 14a-8 under the Exchange Act, which lists the requirements for the inclusion of stockholder proposals in Company- sponsored proxy materials.



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APPENDIX A - GAAP to Non-GAAP Reconciliations

The Company provides non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP EPS financial measures as supplemental information regarding the Company's operational performance and believes providing this additional information allows investors to see Company results through the eyes of management, and better to evaluate more clearly and consistently the Company's core operational performance and expenses and evaluate the efficacy of the methodology used by management to measure such performance. The Company uses the measures disclosed in this Annual Report on Form 10-K to evaluate the Company's historical and prospective financial performance, as well as its performance relative to its competitors. Specifically, management uses these items to further its own understanding of the Company's core operating performance, which the Company believes represents its performance in the ordinary, ongoing and customary course of its operations. Accordingly, management excludes from core operating performance items such as those relating to certain purchase price accounting adjustments, amortization of acquisition related intangibles, amortization expense related to acquisition related inventory step-up, stock-based compensation, legal settlements, restructuring, changes in fair value of contingent consideration liabilities, certain investing and acquisition related expenses and other activities and income tax expenses or benefits that management believes are not reflective of such ordinary, ongoing and core operating activities. The non-GAAP adjustments are outlined below.

Cost of revenues, costs of research and development and costs of selling, general and administrative: The Company's GAAP presentation of gross margin and operating expenses may include (i) additional depreciation and amortization from changes in estimated useful life and the write-down of certain property, plant and equipment and intangibles, (ii) charges such as severance, benefits and outplacement costs related to restructuring plans with a specific and defined term, (iii) costs for facilities not required for ongoing operations, and costs related to the relocation of certain equipment from these facilities and/or contract manufacturer facilities, (iv) stock-based compensation, (v) amortization expense related to acquired intangibles, (vi) amortization expense related to acquisition related inventory step-up, (vii) changes in fair value of contingent consideration liabilities, (viii) acquisition related transaction and integration costs related to acquired entities, (ix) litigation and legal settlements and (x) other charges unrelated to our core operating performance comprised mainly of other costs and contingencies unrelated to current and future operations, including transformational initiatives such as the implementation of simplified automated processes, site consolidations and reorganizations. The Company excludes these items in calculating non-GAAP operating margin, non-GAAP net income and non-GAAP EPS.

Non-cash interest expense and other expense: The Company excludes certain investing expenses, including accretion of debt discount, and other non-cash activities that management believes are not reflective of such ordinary, ongoing and core operating activities, when calculating non-GAAP net income and non-GAAP EPS.

Income tax expense or benefit: The Company excludes certain non-cash tax expense or benefit items, such as (i) the utilization of net operating losses (NOLs) where valuation allowances were released, (ii) intra-period tax allocation benefit and (iii) the tax effect for amortization of non-tax deductible intangible assets, in calculating non-GAAP net income and non-GAAP EPS.

Non-GAAP financial measures are not in accordance with, preferable to, or an alternative for, generally accepted accounting principles in the United States. The GAAP measure most directly comparable to non-GAAP operating income is operating income. The GAAP measure most directly comparable to non-GAAP operating margin is operating margin. The GAAP measure most directly comparable to non-GAAP net income is net income. The GAAP measure most directly comparable to non-GAAP EPS is earnings per share.

A reconciliation of GAAP financial measures to Non-GAAP financial measures is provided below (in millions, except EPS amounts):

	Years Ended			
	June 28, 2025		June 29, 2024	
	Operating Income	Operating Margin	Operating Income	Operating Margin
GAAP measures	$ 57.5	5.3%	$ 20.8	2.1%
Stock-based compensation	53.1	4.9%	49.4	4.9%
Change in fair value of contingent liability	(8.3)	(0.8)%	(9.5)	(1.0%)
Acquisition and integration related charges	22.3	2.1 %	18.1	1.9%
Other charges unrelated to core operating performance(1)	1.3	0.1 %	2.5	0.2%
Amortization of acquisition related inventory step-up	4.3	0.4 %	—	—%
Amortization of intangibles	24.3	2.2 %	20.1	2.0%
Restructuring and related charges	0.7	0.1 %	13.6	1.4%
Litigation settlement	(1.3)	(0.1)%	—	—%
Total related to Cost of Revenue and Operating Expenses	96.4	8.9 %	94.2	9.4 %
Non-GAAP measures	**$ 153.9**	**14.2%**	**$ 115.0**	**11.5%**

	Years Ended			
	June 28, 2025		June 29, 2024	
	Net Income	Diluted EPS	Net (Loss) Income	Diluted EPS
GAAP measures	$ 34.8	$ 0.15	$ (25.8)	$ (0.12)
Items reconciling GAAP Net Income (Loss) and EPS to Non-GAAP Net Income and EPS:				
Stock-based compensation	53.1	0.24	49.4	0.22
Change in fair value of contingent liability	(8.3)	(0.03)	(9.5)	(0.04)
Acquisition and integration related charges	22.3	0.10	18.1	0.08
Other charges unrelated to core operating performance(1)	1.3	0.01	2.5	0.01
Amortization of acquisition related inventory step-up	4.3	0.02	—	—
Amortization of intangibles	24.3	0.11	20.1	0.09
Restructuring and related charges	0.7	—	13.6	0.06
Litigation settlement	(1.3)	(0.01)	(6.3)	(0.02)
Non-cash interest expense and other expense	4.7	0.02	4.9	0.02
(Benefit from) provision for income taxes	(30.5)	(0.14)	6.5	0.03
Total related to Net Income and EPS	70.6	0.32	99.3	0.45
Non-GAAP measures	**$ 105.4**	**$ 0.47**	**$ 73.5**	**$ 0.33**
Shares used in per share calculation for Non-GAAP EPS		225.7		224.1

(1) Included in the year ended June 28, 2025 is a gain of $0.9 million on the sale of assets previously classified as held for sale and other charges unrelated to core operating performance of $2.2 million.

APPENDIX B – Amended and Restated Equity Incentive Plan

VIAVI SOLUTIONS INC.

EQUITY INCENTIVE PLAN

(Restated effective as of November 12, 2025)

1. Establishment and Purpose of the Plan. The purpose of this Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company by offering them an opportunity to participate in the Company's future performance. Effective November [_], 2025 (the "Restatement Effective Date"), the Plan was amended and restated.

2. Definitions. As used herein, the following definitions shall apply:

(a) "Administrator" means the Board or any of the Committees appointed to administer the Plan.

(b) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 promulgated under the Exchange Act.

(c) "Applicable Laws" means the legal requirements relating to the Plan and the Awards under applicable provisions of federal securities laws, state corporate and securities laws, the Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to Awards granted to residents therein.

(d) "Assumed" means that pursuant to a Corporate Transaction either (i) the Award is expressly affirmed by the Company or (ii) the contractual obligations represented by the Award are expressly assumed (and not simply by operation of law) by the successor entity or its Parent in connection with the Corporate Transaction with appropriate adjustments to the number and type of securities of the successor entity or its Parent subject to the Award and the exercise or purchase price thereof which preserves the compensation element of the Award existing at the time of the Corporate Transaction as determined in accordance with the instruments evidencing the agreement to assume the Award.

(e) "Award" means the grant of an Option, SAR, Dividend Equivalent Right, Restricted Stock, Restricted Stock Unit, Performance Unit, Performance Share, or other right or benefit under the Plan.

(f) "Award Agreement" means the written agreement evidencing the grant of an Award executed by the Company and the Grantee, including any amendments thereto.

(g) "Board" means the Board of Directors of the Company.

(h) "Cause" means, with respect to the termination by the Company or a Related Entity of the Grantee's Continuous Active Service, that such termination is for "Cause" as such term is expressly defined in a then-effective written agreement between the Grantee and the Company or such Related Entity, or in the absence of such then-effective written agreement and definition, is based on, in the determination of the Administrator, (i) the Grantee's gross negligence or willful misconduct in the Grantee's performance of duties to the Company or a Related Entity, as applicable; (ii) the Grantee's violation of any federal or state law that if made public would injure the business or reputation of the Company or a Related Entity; (iii) the Grantee's failure to comply with any specific lawful direction or order of the Company or a Related Entity or the policies and procedures of the Company or a Related Entity, including but not limited to, the Company's Code of Business Conduct and Insider Trading Policy; (iv) the substantial and continuing willful refusal by the Grantee to perform duties ordinarily performed by an individual in the same position and having similar duties as the Grantee; or (v) the material unauthorized use, disclosure or misappropriation by the Grantee of any proprietary information, trade secret or other asset of the Company or entrusted to the Company by a third party. The determination as to whether a Grantee is being terminated for Cause will be made in good faith by the Administrator and will be final and binding on the Grantee.

(i) "Change in Control" means a change in ownership or control of the Company effected through either of the following transactions:

(i) the direct or indirect acquisition by any person or related group of persons (other than an acquisition from or by the Company or by a Company-sponsored employee benefit plan or by a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities pursuant to a tender or exchange offer made directly to the Company's stockholders which a majority of the Continuing Directors who are not Affiliates or Associates of the offeror do not recommend such stockholders accept, or

(ii) a change in the composition of the Board over a period of thirty-six (36) months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who are Continuing Directors.

(j) "Code" means the Internal Revenue Code of 1986, as amended.

(k) "Committee" means any committee composed of members of the Board appointed by the Board to administer the Plan.

(l) "Common Stock" means the common stock of the Company.

(m) "Company" means Viavi Solutions Inc., a Delaware corporation.

(n) "Consultant" means any person (other than an Employee or a Director, solely with respect to rendering services in such person's capacity as a Director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

(o) "Continuing Directors" means members of the Board who either (i) have been Board members continuously for a period of at least thirty-six (36) months or (ii) have been Board members for less than thirty-six (36) months and were elected or nominated for election as Board members by at least a majority of the Board members described in clause (i) who were still in office at the time such election or nomination was approved by the Board.

(p) "Continuous Active Service" means that the provision of services to the Company or a Related Entity in any capacity of Employee, Director or Consultant is not interrupted or terminated. In jurisdictions requiring notice in advance of an effective termination as an Employee, Director or Consultant, Continuous Active Service shall be deemed terminated upon the actual cessation of providing services to the Company or a Related Entity notwithstanding any required notice period that must be fulfilled before a termination as an Employee, Director or Consultant can be effective under Applicable Laws. Continuous Active Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Related Entity, or any successor, in any capacity of Employee, Director or Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director or Consultant (except as otherwise provided in the Award Agreement). An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave. For purposes of each Incentive Stock Option granted under the Plan, if such leave exceeds ninety (90) days, and reemployment upon expiration of such leave is not guaranteed by statute or contract, then the Incentive Stock Option shall be treated as a Non-Qualified Stock Option on the day three (3) months and one (1) day following the expiration of such ninety (90) day period.

(q) "Corporate Transaction" means any of the following transactions:

(i) a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the state in which the Company is incorporated;

(ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company;

(iii) the complete liquidation or dissolution of the Company;

(iv) any reverse merger or series of related transactions culminating in a reverse merger (including, but not limited to, a tender offer followed by a reverse merger) in which the Company is the surviving entity but in which securities possessing more than forty percent (40%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger or the initial transaction culminating in such merger but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction; or

(v) acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction.

(r) "Director" means a member of the Board or the board of directors of any Related Entity.

(s) "Disability" means as defined under the long-term disability policy of the Company or the Related Entity to which the Grantee provides services regardless of whether the Grantee is covered by such policy. If the Company or the Related Entity to which the Grantee provides service does not have a long-term disability plan in place, "Disability" means that a Grantee is unable to carry out the responsibilities and functions of the position held by the Grantee by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days. A Grantee will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its discretion. Notwithstanding the foregoing, however, in the case of any Award that is subject to Section 409A and is payable upon a Participant's Disability, the Participant shall be treated as having a Disability only if the Participant's condition also satisfies the definition of "disability" in Treas. Reg. § 1.409A-3(i)(4).

(t) "Dividend Equivalent Right" means a right entitling the Grantee to compensation measured by dividends paid with respect to Common Stock.

(u) "Employee" means any person, including an Officer or Director, who is in the employ of the Company or any Related Entity, subject to the control and direction of the Company or any Related Entity as to both the work to be performed and the manner and method of performance. The payment of a director's fee by the Company or a Related Entity shall not be sufficient to constitute "employment" by the Company.

(v) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(w) "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq Global Select Market, the Nasdaq Global Market, or the Nasdaq Capital Market, or the New York Stock Exchange, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, but selling prices are not reported, the Fair Market Value of a share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Common Stock of the type described in (i) and (ii), above, the Fair Market Value thereof shall be determined by the Administrator in good faith in compliance with Applicable Laws and in a manner that complies with Section 409A of the Code.

(x) "Grantee" means an Employee, Director or Consultant who receives an Award under the Plan.

(y) "Immediate Family" means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Grantee's household (other than a tenant or employee), a trust in which these persons (or the Grantee) have more than fifty percent (50%) of the beneficial interest, a foundation in which these persons (or the Grantee) control the management of assets, and any other entity in which these persons (or the Grantee) own more than fifty percent (50%) of the voting interests.

(z) "Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

(aa) "Non-Employee Director" means a Director who is not an Employee.

(bb)"Non-Qualified Stock Option" means an Option not intended to qualify as an Incentive Stock Option.

(cc)"Officer" means a person who is an officer of the Company or a Related Entity within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(dd)"Option" means an option to purchase Shares pursuant to an Award Agreement granted under the Plan.

(ee)"Parent" means a "parent corporation", whether now or hereafter existing, as defined in Section 424(e) of the Code.

(ff)"Performance Shares" means Shares or an Award denominated in Shares which may be earned in whole or in part upon attainment of performance criteria established by the Administrator.

(gg)"Performance Units" means an Award which may be earned in whole or in part based upon attainment of performance criteria established by the Administrator and which may be settled for cash, Shares or other securities or a combination of cash, Shares or other securities as established by the Administrator.

(hh)"Plan" means this Equity Incentive Plan.

(ii)"Related Entity" means any Parent or Subsidiary of the Company and any business, corporation, partnership, limited liability company or other entity in which the Company or a Parent or a Subsidiary of the Company holds a substantial ownership interest, directly or indirectly.

(jj)"Replaced" means that pursuant to a Corporate Transaction the Award is replaced with a comparable stock award or a cash incentive program of the Company, the successor entity (if applicable) or Parent of either of them which preserves the compensation element of such Award existing at the time of the Corporate Transaction and provides for subsequent payout in accordance with the same (or a more favorable) vesting schedule applicable to such Award. The determination of Award comparability shall be made by the Administrator and its determination shall be final, binding and conclusive.

(kk)"Restricted Stock" means Shares issued under the Plan to the Grantee for such consideration, if any, and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions as established by the Administrator.

(ll)"Restricted Stock Unit" means a grant of a right to receive in cash or stock, as established by the Administrator, the market value of one Share.

(mm)"Rule 16b-3" means Rule 16b-3 promulgated under the Exchange Act or any successor thereto.

(nn)"SAR" means a stock appreciation right entitling the Grantee to Shares or cash compensation, as established by the Administrator, measured by appreciation in the value of Common Stock.

(oo)"Share" means a share of the Common Stock.

(pp)"Subsidiary" means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. Stock Subject to the Plan.

(a) Effective as of the Restatement Effective Date, subject to the provisions of Section 10 below, the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Stock Options) shall be equal to the sum of (i) 10,500,000 Shares and (ii) the number of Shares subject to Awards outstanding under the Plan as of the Restatement Effective Date and (iii) the number of Shares that were available for future grant of Awards under the Plan immediately prior to the Restatement Effective Date (collectively, the "Total Share Limit"). The Shares to be issued pursuant to Awards may be authorized, but unissued, or reacquired Common Stock.

(b) Any Shares subject to Awards will be counted against the numerical limits of this Section 3 as one Share for every one Share subject thereto.

(c) Any Shares covered by an Award (or portion of an Award) which is forfeited, canceled or expires (whether voluntarily or involuntarily) shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Shares which may be issued under the Plan. Shares that actually have been issued under the Plan pursuant to an Award shall not be returned to the Plan and shall not become available for future issuance under the Plan, except that if unvested Shares due to their failure to vest are forfeited, or repurchased by the Company at the lower of their original purchase price or their Fair Market Value at the time of repurchase, such Shares shall become available for future grant under the Plan. With respect to Options and SARs that are exercised, the gross number of exercised Shares subject to the Award will cease to be available under the Plan (whether or not the Award is net settled for a lesser number of Shares, or if Shares are utilized to exercise such an Award). In addition, if Shares are withheld to pay any withholding taxes applicable to an Award, then the gross number of Shares subject to such Award will cease to be available under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan.

(d) Awards may, in the sole discretion of the Administrator, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines ("Substitute Awards"). Substitute Awards shall not be counted against the Total Share Limit; provided, that, Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding options intended to qualify as Incentive Stock Options shall be counted against the ISO limit. Subject to applicable stock exchange requirements, available shares under a shareholder-approved plan of an entity directly or indirectly acquired by the Company or with which the Company combines (as appropriately adjusted to reflect such acquisition or transaction) may be used for Awards under the Plan and shall not count toward the Total Share Limit.

4. Administration of the Plan.

(a) Plan Administrator.

(i) Administration with Respect to Directors and Officers. With respect to grants of Awards to Directors or Employees who are also Officers or Directors of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws and to permit such grants and related transactions under the Plan to be exempt from Section 16(b) of the Exchange Act in accordance with Rule 16b-3. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.

(ii) Administration With Respect to Consultants and Other Employees. With respect to grants of Awards to Employees or Consultants who are neither Directors nor Officers of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. Subject to Applicable Laws, the Board may authorize one or more Officers to grant such Awards and may limit such authority as the Board determines from time to time.

(iii) Administration Errors. In the event an Award is granted in a manner inconsistent with the provisions of this subsection (a), such Award shall be presumptively valid as of its grant date to the extent permitted by the Applicable Laws.

(b) Powers of the Administrator. Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board, the Administrator shall have the authority, in its discretion:

(i) to select the Employees, Directors and Consultants to whom Awards may be granted from time to time hereunder;

(ii) to determine whether and to what extent Awards are granted hereunder;

(iii) to determine the number of Shares or the amount of other consideration to be covered by each Award granted hereunder;

(iv) to approve forms of Award Agreements for use under the Plan;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder;

(vi) to amend the terms of any outstanding Award granted under the Plan, provided that (A) any amendment that would adversely affect the Grantee’s rights under an outstanding Award shall not be made without the Grantee’s written consent, (B) the reduction of the exercise price of any Option or SAR awarded under the Plan shall be subject to stockholder approval and (C) canceling or “buying-out” an Option or SAR at a time when its exercise price exceeds the Fair Market Value of the underlying Shares, in exchange for cash, another Option, SAR, Restricted Stock, Restricted Stock Unit, or other Award shall be subject to stockholder approval, unless the cancellation and exchange occurs in connection with a Corporate Transaction;

(vii) to construe and interpret the terms of the Plan and Awards, including without limitation, any notice of Award or Award Agreement, granted pursuant to the Plan;

(viii) to establish additional terms, modifications, sub-plans, conditions, rules or procedures to accommodate the rules or laws of applicable non-U.S. jurisdictions and to afford Grantees favorable treatment under such rules or laws; provided, however, that no Award shall be granted under any such additional terms, modifications, sub-plans, conditions, rules or procedures with terms or conditions which are inconsistent with the provisions of the Plan; and

(ix) to take such other action, not inconsistent with the terms of the Plan, as the Administrator deems appropriate.

The Administrator's determinations under the Plan need not be uniform and may be made by it selectively among persons who are eligible to receive, or actually receive, Awards. Without limiting the generality of the foregoing, the Administrator shall be entitled to make non-uniform and selective determinations, amendments and adjustments, and to enter into non-uniform and selective Award Agreements.

(c) Minimum Vesting Requirements. Notwithstanding any provision of the Plan to the contrary, all Awards granted under the Plan after the Restatement Effective Date shall have a minimum vesting period of one-year measured from the date of grant; provided, however, that up to 5% of the Shares available for future distribution under this Plan as of the Restatement Effective Date may be granted without such minimum vesting requirement. Nothing in this Section 4(c) shall limit the Company's ability to grant Awards that contain rights to accelerated vesting on a termination of employment or service (or to otherwise accelerate vesting), or limit any rights to accelerated vesting in connection with a Corporate Transaction. In addition, any awards assumed or substituted in connection with an acquisition and awards to Non-Employee Directors that vest on the earlier of the one-year anniversary of the date of grant or the next annual meeting of stockholders (which is at least 50 weeks after the immediately preceding year's annual meeting of stockholders) shall not be subject to this minimum vesting requirement.

(d) Indemnification. In addition to such other rights of indemnification as they may have as members of the Board or as Officers or Employees of the Company or a Related Entity, members of the Board and any Officers or Employees of the Company or a Related Entity to whom authority to act for the Board, the Administrator or the Company is delegated shall be defended and indemnified by the Company to the extent permitted by law on an after-tax basis against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any claim, investigation, action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any Award granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Company) or paid by them in satisfaction of a judgment in any such claim, investigation, action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such claim, investigation, action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct; provided, however, that within thirty (30) days after the institution of such claim, investigation, action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at the Company's expense to handle and defend the same.

5. Eligibility. Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants. Incentive Stock Options may be granted only to Employees of the Company or a Parent or a Subsidiary of the Company. An Employee, Director or Consultant who has been granted an Award may, if otherwise eligible, be granted additional Awards. Awards may be granted to such Employees, Directors or Consultants who are residing in non-U.S. jurisdictions as the Administrator may determine from time to time. With respect to Awards granted under the Plan after November 8, 2023, subject to Applicable Law, in the event a Grantee's regular level of time commitment in the performance of his or her services for the Company and any Related Entity is reduced (for example, and without limitation, if the Grantee is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Grantee, the Company has the right in its sole discretion to (x) make a corresponding reduction in the number of Shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (y) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Grantee will have no right with respect to any portion of the Award that is so reduced or extended.

6. Terms and Conditions of Awards.

(a) Type of Awards. The Administrator is authorized under the Plan to award any type of arrangement to an Employee, Director or Consultant that is not inconsistent with the provisions of the Plan and that by its terms involves or might involve the issuance of (i) Shares, (ii) cash or (iii) an Option, a SAR, or similar right with a fixed or variable price related to the Fair Market Value of the Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Such Awards include, without limitation, Options, SARs, Restricted Stock, Restricted Stock Units, Dividend Equivalent Rights, Performance Units or Performance Shares, and an Award may consist of one such security or benefit, or two (2) or more of them in any combination or alternative.

(b) Designation of Award. Each Award shall be designated in the Award Agreement. In the case of an Option, the Option shall be designated as either an Incentive Stock Option or a Non-Qualified Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of Shares subject to Options designated as Incentive Stock Options which become exercisable for the first time by a Grantee during any calendar year (under all plans of the Company or any Parent or Subsidiary of the Company) exceeds $100,000, such excess Options, to the extent of the Shares covered thereby in excess of the foregoing limitation, shall be treated as Non-Qualified Stock Options. For this purpose, Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the grant date of the relevant Option.

(c) Conditions of Award. Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any performance criteria. The performance criteria established by the Administrator may be based on any one of, or combination of, the following: (1) increase in share price, (2) earnings per share, (3) total stockholder return, (4) operating margin, (5) gross margin, (6) return on equity, (7) return on assets, (8) return on investment and/or return on invested capital, (9) operating income, (10) net income, (11) net operating income, (12) pre-tax profit, (13) cash flow, (14) free cash flow; (15v) revenue, (16) net revenue, (17) expenses, (18) earnings before income taxes, interest, depreciation and/or amortization, (19) economic value added, (20) market share, (21) personal management objectives, (22) debt and/or debt-to-equity; (23) bookings; (24) sales; (25) annual recurring revenue; (26) liquidity; (27) intellectual property (e.g., patents)/product development; (28) mergers, acquisitions, divestitures or other strategic transactions; (29) individual business and/or management objectives; (30) cost per order dollar; (31) design or design wins; (32) operational metrics, key performance indicators or strategic goals; (33) responsible business goals; and/or (34) other measures of performance selected by the Administrator. As determined by the Administrator, any criteria used may be measured, as applicable, (i) in absolute terms, (ii) in relative terms, including, but not limited, passage of time (such as year over year growth) and/or against another company, a comparison group of companies or index designated by the Administrator, (iii) on a per-share basis, (iv) against the performance of the Company as a whole or one or more identifiable business units, divisions, products, lines of business or segments of the Company, (v) on a pre-tax or after-tax basis, and/or (vi) on a GAAP or non-GAAP basis. Partial achievement of the specified criteria may result in a payment or vesting corresponding to the degree of achievement as specified in the Award Agreement. The Administrator may provide at the time of grant for the adjustment of the performance criteria applicable to Performance Units or Performance Shares to include or exclude any objectively determinable components of such performance criteria.

(d) Dividends and Dividend Equivalent Rights. The Administrator in its sole discretion may credit to each holder of an Award, in the form of Dividend Equivalent Rights or otherwise, an amount equal to the value of all dividends and other distributions (whether in cash, Shares or other property) paid or distributed by the Company on the equivalent number of Shares; *provided*, *however,* that such holder will not be paid any dividends or other distributions (or any related earnings or interest on such dividends or distributions, if the Administrator in its sole discretion provides for such payments) unless and until the underlying Award vests. The value of dividends or other distributions (or any related earnings or interest, if applicable) payable with respect to Awards that do not vest shall be forfeited.

(e) Acquisitions and Other Transactions. The Administrator may issue Awards under the Plan in settlement, assumption or substitution for, outstanding awards or obligations to grant future awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity or an additional interest in a Related Entity whether by merger, stock purchase, asset purchase or other form of transaction.

(f) Deferral of Award Payment. The Administrator may establish one or more programs under the Plan to permit selected Grantees the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Grantee to payment or receipt of Shares or other consideration under an Award. The Administrator may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, Shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Administrator deems advisable for the administration of any such deferral program.

(g) Separate Programs. The Administrator may establish one or more separate programs under the Plan for the purpose of issuing particular forms of Awards to one or more classes of Grantees on such terms and conditions as determined by the Administrator from time to time.

(h) Individual Limitations on Awards. The maximum number of Shares with respect to which Awards may be granted to any Grantee in any fiscal year of the Company shall be 1,790,200 Shares. In connection with a Grantee's (i) commencement of Continuous Active Service or (ii) first promotion in any fiscal year of the Company prior to the Restatement Effective Date, a Grantee may be granted Awards for up to an additional 1,790,200 Shares which shall not count against the limit set forth in the preceding sentence. The foregoing limitations shall be adjusted proportionately in connection with any change in the Company's capitalization pursuant to Section 10, below. In applying the foregoing limitations with respect to a Grantee, if any Awards are canceled, the canceled Awards shall continue to count against the maximum number of Shares with respect to which Awards may be granted to the Grantee. For this purpose, the repricing of an Option (or in the case of a SAR, the base amount on which the stock appreciation is calculated is reduced to reflect a reduction in the Fair Market Value of the Common Stock) shall be treated as the cancellation of the existing Option or SAR and the grant of a new Option or SAR. If the vesting or receipt of Shares under the Award is deferred to a later date, any amount (whether denominated in Shares or cash) paid in addition to the original number of Shares subject to the Award will not be treated as an increase in the number of Shares subject to the Award if the additional amount is based either on a reasonable rate of interest or on one or more predetermined actual investments such that the amount payable by the Company at the later date will be based on the actual rate of return of a specific investment (including any decrease as well as any increase in the value of an investment).

(i) Limitations on Awards to Non-Employee Directors. Notwithstanding any other provision of the Plan to the contrary, the maximum value of Awards granted under the Plan during a fiscal year of the Company to a Non-Employee Director for services on the Board, taken together with any cash fees paid by the Company to such Non-Employee Director during such fiscal year for services on the Board, shall not exceed $1,000,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards under applicable financial accounting standards), including for this purpose the value of any Awards that are received in lieu of payment of all or a portion of his or her regular annual retainer or other similar cash based payments. For the avoidance of doubt, neither Awards granted or compensation paid to a Non-Employee Director for services as an Employee or Consultant nor any amounts paid to a Non-Employee Director as a reimbursement of an expense shall count against the foregoing limitation.

(j) Early Exercise. The Award Agreement may, but need not, include a provision whereby the Grantee may elect at any time while an Employee, Director or Consultant to exercise any part or all of the Award prior to full vesting of the Award. Any unvested Shares received pursuant to such exercise may be subject to a repurchase right in favor of the Company or a Related Entity or to any other restriction the Administrator determines to be appropriate.

(k) Term of Award. The term of each Award shall be the term stated in the Award Agreement, provided, however, that the term of an Award shall be no more than eight (8) years from the date of grant thereof. However, in the case of an Incentive Stock Option granted to a Grantee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company, the term of the Incentive Stock Option shall be five (5) years from the date of grant thereof or such shorter term as may be provided in the Award Agreement.

(l) Transferability of Awards. Incentive Stock Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Grantee, only by the Grantee. Other Awards shall be transferable by will and by the laws of descent and distribution, and during the lifetime of the Grantee, by gift or pursuant to a domestic relations order to members of the Grantee's Immediate Family to the extent and in the manner determined by the Administrator. Notwithstanding the foregoing, the Grantee may designate a beneficiary of the Grantee's Award in the event of the Grantee's death on a beneficiary designation form provided by the Administrator; provided, that in no event may any Award be transferred for consideration to a third-party financial institution.

(m) Time of Granting Awards. The date of grant of an Award shall for all purposes be the date on which the Administrator makes the determination to grant such Award, or such later date as is determined by the Administrator.

(n) Prohibition on Loans. No Grantee will be permitted to execute a promissory note as partial or full consideration for the purchase of Shares.

7. Award Exercise or Purchase Price, Consideration and Taxes.

(a) Exercise or Purchase Price. The exercise or purchase price, if any, for an Award shall be as follows:

(i) In the case of an Incentive Stock Option:

(1) granted to an Employee who, at the time of the grant of such Incentive Stock Option owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company, the per Share exercise price shall be not less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant; or

(2) granted to any Employee other than an Employee described in the preceding paragraph, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(ii) In the case of a Non-Qualified Stock Option, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(iii) In the case of a SAR, the base amount on which the stock appreciation is calculated shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(iv) In the case of other Awards, such price as is determined by the Administrator.

(v) Notwithstanding the foregoing provisions of this Section 7(a), in the case of an Award issued pursuant to Section 6(d) above, the exercise or purchase price for the Award shall be determined in accordance with the provisions of the relevant instrument evidencing the agreement to issue such Award.

(b) Consideration. Subject to Applicable Laws, the consideration to be paid for the Shares to be issued upon exercise or purchase of an Award including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant). In addition to any other types of consideration the Administrator may determine, the Administrator is authorized to accept as consideration for Shares issued under the Plan the following, provided that the portion of the consideration equal to the par value of the Shares must be paid in cash or other legal consideration permitted by the Delaware General Corporation Law:

(i) cash;

(ii) check;

(iii) surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Administrator may require (including withholding of Shares otherwise deliverable upon exercise of the Award) which have a Fair Market Value on the date of surrender or attestation equal to the aggregate exercise price of the Shares as to which said Award shall be exercised, provided, however, that Shares acquired under the Plan or any other equity compensation plan or agreement of the Company must have been held by the Grantee for a period of more than six (6) months;

(iv) with respect to Options, payment through a broker-dealer sale and remittance procedure pursuant to which the Grantee (A) shall provide written instructions to a Company designated brokerage firm to effect the immediate sale of some or all of the purchased Shares and remit to the Company sufficient funds to cover the aggregate exercise price payable for the purchased Shares and (B) shall provide written directives to the Company to deliver the certificates for the purchased Shares directly to such brokerage firm in order to complete the sale transaction; or

(v) any combination of the foregoing methods of payment.

(c) Taxes. No Shares shall be delivered under the Plan to any Grantee or other person until such Grantee or other person has made arrangements acceptable to the Administrator for the satisfaction of any non-U.S., federal, state, or local income and employment tax withholding obligations, including, without limitation, obligations incident to the receipt of Shares or the disqualifying disposition of Shares received on exercise of an

Incentive Stock Option. Upon exercise of an Award the Company shall withhold or collect from Grantee an amount sufficient to satisfy such tax obligations.

8. Exercise of Award.

(a) Procedure for Exercise; Rights as a Stockholder.

(i) Any Award granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the Plan and specified in the Award Agreement.

(ii) An Award shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Award by the person entitled to exercise the Award and full payment for the Shares with respect to which the Award is exercised, including, to the extent selected, use of the broker-dealer sale and remittance procedure to pay the purchase price as provided in Section 7(b)(iv).

(b) Exercise of Award Following Termination of Continuous Active Service.

(i) An Award may not be exercised after the termination date of such Award set forth in the Award Agreement and may be exercised following the termination of a Grantee's Continuous Active Service only to the extent provided in the Award Agreement.

(ii) Where the Award Agreement permits a Grantee to exercise an Award following the termination of the Grantee's Continuous Active Service for a specified period, the Award shall terminate to the extent not exercised on the last day of the specified period or the last day of the original term of the Award, whichever occurs first.

(iii) Any Award designated as an Incentive Stock Option to the extent not exercised within the time permitted by law for the exercise of Incentive Stock Options following the termination of a Grantee's Continuous Active Service shall convert automatically to a Non-Qualified Stock Option and thereafter shall be exercisable as such to the extent exercisable by its terms for the period specified in the Award Agreement.

9. Conditions Upon Issuance of Shares.

(a) Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all Applicable Laws, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any Applicable Laws.

10. Adjustments Upon Changes in Capitalization. Subject to any required action by the stockholders of the Company, the number of Shares covered by each outstanding Award, and the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan, the exercise or purchase price of each such outstanding Award, the maximum number of Shares with respect to which Awards may be granted to any Grantee in any fiscal year of the Company, as well as any other terms that the Administrator determines require adjustment shall be proportionately adjusted for (i) any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Shares, or similar transaction affecting the Shares, (ii) any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company, or (iii) as the Administrator may determine in its discretion, any other transaction with respect to Common Stock including a corporate merger, consolidation, acquisition of property or stock, separation (including a spin-off or other distribution of stock or property), reorganization, liquidation (whether partial or complete) or any similar transaction; provided, however that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Administrator and the Administrator's determination shall be final, binding and conclusive. Except as the Administrator determines, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Award.

11. Corporate Transactions.

(a) Termination of Award to Extent Not Assumed in Corporate Transaction. Effective upon the consummation of a Corporate Transaction, all outstanding Awards under the Plan shall terminate. However, all such Awards shall not terminate to the extent they are Assumed in connection with the Corporate Transaction.

(b) Acceleration of Award Upon Corporate Transaction. Except as provided otherwise in an individual Award Agreement, in the event of a Corporate Transaction, for the portion of each Award that is neither Assumed nor Replaced, such portion of the Award shall automatically become fully vested and if applicable, exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at fair market value) for all of the Shares at the time represented by such portion of the Award, immediately prior to the specified effective date of such Corporate Transaction (with Awards that vest based on performance-criteria, vesting at target); provided, however, that any payout in connection with an Award shall comply with Section 409A of the Code to the extent necessary to avoid taxation thereunder.

(c) Effect of Acceleration on Incentive Stock Options. Any Incentive Stock Option accelerated under this Section 11 in connection with a Corporate Transaction shall remain exercisable as an Incentive Stock Option under the Code only to the extent the $100,000 dollar limitation of Section 422(d) of the Code is not exceeded. To the extent such dollar limitation is exceeded, the excess Options shall be treated as Non-Qualified Stock Options.

12. Effective Date. The Plan originally became effective upon its approval by the stockholders of the Company. The Plan, as amended and restated, shall become effective upon its approval by the stockholders of the Company. No Incentive Stock Options may be granted after September 18, 2035. Future Incentive Stock Options may be granted pursuant to Board and Shareholder approval after such date. Subject to Applicable Laws, Awards may be granted under the Plan upon it becoming effective.

13. Amendment, Suspension or Termination of the Plan.

(a) The Board may at any time amend, suspend or terminate the Plan; provided, however, that no such amendment shall be made without the approval of the Company's stockholders to the extent such approval is required by Applicable Laws, or if such amendment would change any of the provisions of Section 4(b)(vi) or this Section 13(a). Notwithstanding any other provision of the Plan to the contrary, the Board may, in its sole and absolute discretion and without the consent of any participant, amend the Plan or any Award Agreement, to take effect retroactively or otherwise, as it deems necessary or advisable for the purpose of conforming the Plan or such Award Agreement to any present or future law, regulation or rule applicable to the Plan, including, but not limited to, Section 409A of the Code.

(b) No Award may be granted during any suspension of the Plan or after termination of the Plan.

(c) No suspension or termination of the Plan (including termination of the Plan under Section 12, above) shall adversely affect any rights under Awards already granted to a Grantee.

14. Reservation of Shares.

(a) The Company, during the term of the Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

(b) The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

15. No Effect on Terms of Employment/Consulting Relationship. The Plan shall not confer upon any Grantee any right with respect to the Grantee's Continuous Active Service, nor shall it interfere in any way with his or her right or the right of the Company or any Related Entity to terminate the Grantee's Continuous Active Service at any time, with or without Cause, and with or without notice. The ability of the Company or any Related Entity to terminate the employment of a Grantee who is employed at will is in no way affected by its determination that the Grantee's Continuous Active Service has been terminated for Cause for the purposes of this Plan.

16. No Effect on Retirement and Other Benefit Plans. Except as specifically provided in a retirement or other benefit plan of the Company or a Related Entity, Awards shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Related Entity, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation. The Plan is not a "Retirement Plan" or "Welfare Plan" under the Employee Retirement Income Security Act of 1974, as amended.

17. Beneficiary Designation. Subject to the approval of the Administrator or a duly authorized Officer, a Grantee may, by delivering written notice to the Company (or a third party designated by the Company, each a "Company Designee"), in a form approved by the Company (or a Company Designee), designate a third party who, on the death of the Participant, will thereafter be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. In the absence of such a designation, upon the death of the Grantee, the executor or administrator of the Grantee's estate or the Grantee's legal heirs will be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. However, the Company may prohibit designation of a beneficiary at any time, including due to any conclusion by the Company that such designation would be inconsistent with the provisions of applicable laws.

18. Unfunded Obligation. Grantees shall have the status of general unsecured creditors of the Company. Any amounts payable to Grantees pursuant to the Plan shall be unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee Retirement Income Security Act of 1974, as amended. Neither the Company nor any Related Entity shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Grantee account shall not create or constitute a trust or fiduciary relationship between the Administrator, the Company or any Related Entity and a Grantee, or otherwise create any vested or beneficial interest in any Grantee or the Grantee's creditors in any assets of the Company or a Related Entity. The Grantees shall have no claim against the Company or any Related Entity for any changes in the value of any assets that may be invested or reinvested by the Company with respect to the Plan.

19. Compliance with Applicable Law and Company Policies; Compensation Recovery. For the avoidance of doubt, each Grantee must comply with Applicable Law, the Company's Code of Business Conduct, and the Company's corporate policies, as applicable, including without limitation the Company's Clawback Policy. Notwithstanding anything to the contrary herein, (i) compliance with Applicable Law, the Company's Code of Business Conduct, and the Company's corporate policies, as applicable, will be a pre-condition to earning, or vesting in, any Award under this Plan and (ii) any Awards under this Plan which are subject to the Company's Clawback Policy will not be earned or vested, even if already granted, paid or settled, until the Company's Clawback Policy ceases to apply to such Awards and any other vesting conditions applicable to such Awards are satisfied. Each Award may be subject to the terms and conditions of any other policy (and any amendments thereto) adopted by the Company from time to time, which may include any policy related to the vesting or transfer of equity awards. Whether any such policy will apply to a particular Award may depend, among other things, on when the Award was granted, whom the Award was granted to, and the type of Award.

20. Section 409A. The Plan is intended to comply with Section 409A of the Code to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and administered to be in compliance therewith. Any payments described in the Plan that are due within the "short-term deferral period" as defined in Section 409A of the Code shall not be treated as deferred compensation unless Applicable Laws require otherwise. Notwithstanding anything to the contrary in the Plan, to the extent required to avoid accelerated taxation and tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan during the six (6) month period immediately following the Grantee's termination of Continuous Active Service shall instead be paid on the first payroll date after the six-month anniversary of the Grantee's separation from service (or the Grantee's death, if earlier). Notwithstanding the foregoing, neither the Company nor the Administrator shall have any obligation to take any action to prevent the assessment of any additional tax or penalty on any Grantee under Section 409A of the Code and neither the Company nor the Administrator will have any liability to any Grantee for such tax or penalty.

21. Governing Law. The Plan is to be construed in accordance with and governed by the internal laws of the State of Delaware without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of Delaware to the rights and duties of the parties, except to the extent the internal laws of the State of Delaware are superseded by the laws of the United States. Should any provision of the Plan be determined by a court of law to be illegal or unenforceable, the other provisions shall nevertheless remain effective and shall remain enforceable.

APPENDIX C – Amended and Restated Certificate of Incorporation

Viavi Solutions Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. The present name of the Corporation is Viavi Solutions Inc.

2. The Corporation was originally incorporated under the name Uniphase Delaware, Inc., and the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on June 23, 1993.

3. This Amended and Restated Certificate of Incorporation (as it may be amended and/or restated, the “Restated Certificate of Incorporation”), which restates and integrates, and further amends the provisions of the Corporation’s Fourth Restated Certificate of Incorporation, as theretofore amended or supplemented or restated, was duly approved and adopted pursuant to Sections 242 and 245 of the General Corporation law of the State of Delaware.

~~3. The Corporation’s Board of Directors has duly adopted this Fourth Restated Certificate of Incorporation in accordance with the provisions of Section 245 of the General Corporation Law of the State of Delaware. This Fourth Restated Certificate of Incorporation only restates and integrates and does not further amend the provisions of the Corporation’s Certificate of Incorporation, as theretofore amended or supplemented or restated, and there is no discrepancy between those provisions and the provisions of this Fourth Restated Certificate of Incorporation.~~

~~4. The text of the Corporation’s Certificate of Incorporation, as heretofore amended or supplemented or restated, is hereby restated to read in its entirety as follows:~~

ARTICLE 1

The name of the Corporation is Viavi Solutions Inc.

ARTICLE 2

The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent of the Corporation in the State of Delaware at such address is The Corporation Trust Company.

ARTICLE 3

The purpose of the Corporation is to conduct any lawful business, to promote any lawful purpose and to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware. The Corporation is to have perpetual existence.

ARTICLE 4

4.1 Authorized Capital Stock. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is One Billion One Million (1,001,000,000) shares. One Billion (1,000,000,000) shares shall be Common Stock, each having a par value of one-tenth of one cent ($.001), and One Million (1,000,000) shares shall be Preferred Stock, each having a par value of one-tenth of one cent ($.001).

4.2 Preferred Stock. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized, by filing a certificate (a “Preferred Stock Designation”) pursuant to the Delaware General Corporation Law, to fix or alter from time to time the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions of any wholly unissued series of Preferred Stock, and to establish from time to time the number of shares constituting any such series or any of them; and to increase or decrease the number of shares subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

ARTICLE 5

5.1 Election of Directors. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide. At each annual meeting of stockholders, directors of the Corporation shall be elected to hold office until the expiration of the term for which they are elected, and until their successors have been duly elected and qualified; except that if any such election shall not be so held, such election shall take place at a stockholders’ meeting called and held in accordance with the Delaware General Corporation Law. Commencing with the 2013 annual meeting of stockholders, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting and until their respective successors have been duly elected and qualified. Directors elected at the 2010 annual meeting of stockholders shall hold office until the 2013 annual meeting of stockholders, directors elected at the 2011 annual meeting of stockholders shall hold office until the 2014 annual meeting of stockholders, and directors elected at the 2012 annual meeting of stockholders shall hold office until the 2015 annual meeting of stockholders.

5.2 Number of Directors. The number of directors of the Corporation shall be fixed from time to time by a bylaw or amendment thereof duly adopted by the Board of Directors or by the stockholders. Vacancies occurring on the board of directors for any reason may be filled by vote of a majority of the remaining members of the board of directors, although less than a quorum, at any meeting of the board of directors. A person so elected by the board of directors to fill a vacancy shall hold office until the unexpired portion of the term of the director whose place shall be vacant, and until his or her successor shall have been duly elected and qualified.

5.3 Additional Authority. Except as otherwise provided in this Restated Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE 6

Stockholders of the Corporation shall take action by meetings held pursuant to this Restated Certificate of Incorporation and the Bylaws. Stockholders of the Corporation shall have no right to take any action by written consent without a meeting. Subject to the rights of the holders of any stock having a preference over the Common Stock as to the dividends or liquidation, special meetings of the stockholders shall be called only by the Board, the Chairman of the Board or the Chief Executive Officer. Stockholders shall not be permitted to call a special meeting or to require the Board to call a special meeting of stockholders. Meetings of stockholders may be held within or out of the State of Delaware, as the Bylaws may provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE 7

Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

ARTICLE 8

8.1 Limitation of Directors' Liability. To the fullest extent permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended, no ~~A~~ director or officer of the Corporation shall ~~not~~ be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director ~~, except for liability (a) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of~~ or officer. Without limiting the effect of the preceding sentence, if the General Corporation Law of the State of Delaware ~~, or (d) for any transaction from which the director derived any improper personal benefit.~~ is hereafter amended to authorize further reductions in or elimination of the liability of the Corporation's directors or officers for breach of fiduciary duty, then a director or an officer of the Corporation shall not be liable for any such breach to the fullest extent permitted by the General Corporation Law of the State of Delaware as so amended.

8.2 Indemnification of Corporate Agents. To the fullest extent permitted by applicable law, the Corporation is also authorized to provide indemnification of (and advancement of expenses to) such agents (and any other persons to which Delaware law permits this Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law of the State of Delaware law, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to actions for breach of duty to the Corporation, its stockholders, and others.

8.3 <u>Repeal or Modification</u>. Any repeal or modification of the foregoing provisions of this Article 8 shall not adversely affect any right of indemnification or limitation of liability of an agent of the Corporation relating to the acts or omissions occurring prior to such repeal or modification.

ARTICLE 9

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this ~~14th~~[•]th day of ~~November~~[•], ~~2018~~202[•].

VIAVI SOLUTIONS INC.

____
Name: Kevin Siebert
Title: Secretary

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 28, 2025
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 000-22874

Viavi Solutions Inc.

(Exact name of Registrant as specified in its charter)

Delaware	**94-2579683**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1445 South Spectrum Blvd, Suite 102 , Chandler, Arizona 85286
(Address of principal executive offices including Zip code)

(408) 404-3600
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value of $0.001 per share	VIAV	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with a new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b).☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of **December 28, 2024**, the last business day of the registrant’s most recently completed second fiscal quarter, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant was approximately $2.2 billion, based upon the closing sale prices of the common stock as reported on the Nasdaq Stock Market LLC. Shares of common stock held by executive officers and directors have been excluded from this calculation because such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of **July 26, 2025**, the Registrant had 223,245,915 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant’s Notice of Annual Meeting of Stockholders and Proxy Statement to be filed pursuant to Regulation 14A within 120 days after Registrant’s fiscal year end of **June 28, 2025** are incorporated by reference into Part III of this Report.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Statements contained in this Annual Report on Form 10-K for the year ended June 28, 2025 (Annual Report on Form 10-K), which we also refer to as the Report, which are not historical facts, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. A forward-looking statement may contain words such as "anticipate," "believe," "can," "can impact," "could," "continue," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "projects," "should," "will," "will continue to be," "would," or the negative thereof or other comparable terminology regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements include statements, but are not limited to statements such as:

- *Financial projections and expectations, including profitability of certain business units, synergies, benefits and other matters related to the acquisition of the high-speed ethernet, network security and channel emulation testing business lines of Spirent Communications plc, plans to reduce costs and improve efficiencies including through restructuring programs, the effects of seasonality on certain business units, the consolidation of the communication industry and continued reliance on key customers for a significant portion of our revenue, future sources of revenue, competition and pricing pressures, the future impact of certain accounting pronouncements, and our estimation of the potential impact and materiality of litigation;*
- *Sufficiency of our sources of funding for working capital, capital expenditures, contractual obligations, acquisitions, stock repurchases, debt repayments and other matters;*
- *Our expectations regarding demand for our products and services, including industry trends and technological advancements that may drive such demand, the role we will play in those advancements and our ability to benefit from such advancements;*
- *Our plans for growth and innovation opportunities;*
- *Our plans for continued development, use and protection of our intellectual property;*
- *Our strategies for achieving our current business objectives, including related risks and uncertainties;*
- *Our plans or expectations relating to investments, execution of capital allocation and debt management strategies, acquisitions, partnerships and other strategic opportunities;*
- *Our research and development plans and investments and the expected impact of such plans on our financial performance;*
- *Our expectations related to our products, including costs associated with the development of new products, product yields, quality and other issues;*
- *Our expectations regarding the impact of tariffs and our strategies for mitigating such impact;*
- *Our expectations related to future tax liabilities resulting from future tax legislation; and*
- *Our expectations related to macro-economic conditions, including the impact of inflation, fiscal tightening at central banks, changes in foreign exchange rates, the risk of increased tensions and trade actions, including global tariffs, ongoing geopolitical tensions including the conflict between Russia and Ukraine, the instability in the Middle East, on our business, operations and financial results.*

Management cautions that forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from those projected in such forward-looking statements. These forward-looking statements are only predictions and are subject to risks and uncertainties including those set forth in Part I, Item 1A "Risk Factors" and elsewhere in this Annual Report on Form 10-K and in other documents we file with the U.S. Securities and Exchange Commission. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. Forward-looking statements are made only as of the date of this Report and subsequent facts or circumstances may contradict, obviate, undermine or otherwise fail to support or substantiate such statements. We are under no duty to update any of the forward-looking statements after the date of this Form 10-K to conform such statements to actual results or changes in our expectations.

PART I

ITEM 1. BUSINESS

GENERAL

Overview

Viavi Solutions Inc. (VIAVI, also referred to as the Company, we, our and us) is a global provider of network test, monitoring and assurance solutions for telecommunications, cloud, enterprises, first responders, military, aerospace and critical infrastructure. VIAVI is also a leader in optical processing technologies for anti-counterfeiting, 3D sensing, aerospace, automotive and industrial applications.

To serve our markets, we operate the following business segments:

- Network and Service Enablement (NSE); and
- Optical Security and Performance Products (OSP).

Effective March 30, 2025, the Company realigned its segment reporting structure. As a result, the company's Network Enablement (NE) and Service Enablement (SE) business activities are now reported as a single operating and reportable segment, NSE. Recent acquisitions have reduced the SE segment revenue as a percentage of total VIAVI revenue. In addition, NE and SE are managed under common leadership, share many of the same customers and suppliers and operating expenses associated with the NSE business are not exclusively allocated to either NE or SE.

Corporate Strategy

Our objective is to continue to be a leading provider in the markets and industries we serve. In support of our business segments, we are pursuing a corporate strategy that we believe will best position us for future opportunities as follows:

- Defend and consolidate leadership in core business segments:
  - NSE: Lab-to-Field integration across NE Platforms; integration between NE and SE platforms; and
  - OSP: continued innovation in anti-counterfeiting pigments and 3D sensing.
- Invest in secular trends to drive growth and expand total addressable market (TAM):
  - Fiber densification: Fiber-to-the-everywhere (FTTx), cable, wireless backhaul and data centers;
  - Wireless: 5G-to-6G evolution, Open Radio Access Network (ORAN), AI-RAN, RAN optimization, private 5G networks and intelligent edge; and
  - High-performance optical applications: free-space optical communications, quantum key distribution and quantum computing and automotive LiDAR.
- Extend VIAVI technologies and platforms into lucrative adjacent markets and applications:
  - Expand and grow mission-critical applications such as aerospace and defense, resilient positioning, navigation and timing (PNT) and network security; and
  - Transform and extend SE business unit through cloud-centric architecture, artificial intelligence (AI) and machine learning (ML), analytics, automation and security.

Our long-term capital allocation strategy, which supports our corporate strategy, is as follows:

- Maintenance and run-rate investments to support operations;
- Organic investments in initiatives to support revenue growth and productivity;
- Execute on debt management strategy;
- Return capital to shareholders through share buybacks;
- Leverage our net operating loss carryforwards (NOLs); and
- Mergers and acquisitions that are synergistic to company strategy and business segments.

Although we are working to successfully implement our strategy, internal and/or external factors could impact our ability to meet any, or all, of our objectives. These factors are discussed under Item 1A “Risk Factors” of this Annual Report on Form 10-K.

Business Segments

We operate in two broad business categories: NSE and OSP. Our NSE and OSP businesses are each organized with their own engineering, manufacturing and dedicated sales and marketing groups focused on each of the markets we serve to better support our customers and respond quickly to market needs. In addition, our segments share common corporate services that provide capital, legal, infrastructure, resources and functional support, allowing them to focus on core technological strengths to compete and innovate in their markets.

Network and Service Enablement

Our NSE segment provides an integrated portfolio of testing, monitoring, assurance and security solutions to help build, maintain and optimize telecom and datacom networks.

Our solutions address lab and production environments, network management, service assurance and artificial intelligence for IT operations (AIOps) for any kind of network, including wireless, wireline, cloud, satellite, public safety, military and critical infrastructure. Our test instrument portfolio is one of the largest in the industry, with millions of units in active use by service providers and network equipment manufacturers (NEMs) worldwide.

Our Fiber products include an extensive range of instruments and systems enabling the development and testing of high-performance integrated circuits, telecom and datacom equipment, modules and networks.

Our Wireless products consist of flexible application software and multi-functional hardware to enable the development of wireless infrastructure products and the buildout and management of wireless networks.

Our AIOps solutions portfolio leverages AI, ML and big data analytics to automate and enhance end-to-end, multi-domain network operations and automation. Our Network Performance and Threat Solutions (NPTS) portfolio helps enterprise IT and security teams monitor and optimize connectivity for their employees and conducts preventative and forensic analysis to address rising network and security challenges from remote work.

Our Aerospace and Defense business is a leading provider of test equipment for mission critical communication and avionics applications. In addition, we are also a leading provider of products and modules to ensure resilient PNT for civilian and aerospace and defense customers.

Markets

Our NSE segment provides solutions and services for telecommunications service providers, NEMs, communication integrated circuit developers, cloud operators, enterprises, first responders, military, aerospace and critical infrastructure customers.

Customers

NSE customers include telecom and datacom service providers, critical infrastructure operators, semiconductor and network equipment vendors, state and federal agencies, utilities and the armed forces. Examples of our customers include América Móvil, AT&T Inc., Lumen Technologies, Inc. (formerly CenturyLink, Inc.), Ciena, Cisco Systems, Inc., Ericsson, Nokia Corporation, British Telecom Openreach, Deutsche Telekom AG and Verizon Communications Inc.

For further information related to our customers, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under Item 7 of this Annual Report on Form 10-K.

Competition

NSE competitors include Anritsu Corporation, EXFO Inc., Keysight Technologies Inc., NetScout Systems, Inc., Riverbed Technology, Inc., Rohde & Schwarz, VeEX Inc. and Spirent Communications plc. While we face multiple competitors for each of our product families, we continue to have one of the broadest portfolios of products and monitoring solutions available in the network and service enablement industry.

Industry Trends for NSE

Rapid growth in network bandwidth demand is the primary driver for our products. Network service providers, data centers operators and their ecosystems are being compelled to upgrade their infrastructure to support the rapid increase in demand for bandwidth and compute power. Service providers and data center operators are investing in new products and technologies that increase the bandwidth and performance of their networks. For wireline operators this means expanding and increasing the fiber bandwidth and for wireless operators it means migrating their networks to the next generations of wireless technologies. The data center ecosystem, consisting of semiconductor vendors, transceiver and module developers, NEMs, and end users including hyperscalers and data center operators amongst others, is also driving rapid change and strong demand in the industry.

In the wireless sector, 5G networks are evolving as service providers deploy 5G Standalone (5GSA) with 5G-specific core networks, enabling differentiated services through network slicing and private networks. The formal inclusion of non-terrestial networks in the 3GPP standards has led to a rise in collaboration between the wireless and satellite sectors and the introduction of satellite-based services including direct-to-cell and satellite broadband. The industry is conducting research to define the path to 6G along vectors including AI across all network functions, new frequency bands, integrated sensing and communications, multiple access and ray tracing.

In fiber, existing network infrastructure that is not otherwise being upgraded is also expected to be modernized with new cable and access technologies. Cable operators are investing in Distributed Access Architecture (DAA) and extending frequencies and network capacity.

In aerospace and defense, the increased threat of disruption, jamming and spoofing of GPS and GNSS signal is driving the need for solutions to mitigate this threat. Resilient PNT is a broad set of technologies and products that are used to achieve these goals. For our avionics products, many governments across the globe are increasing their military and public safety budgets to upgrade communication infrastructure.

Optical Security and Performance Products

Our OSP segment leverages its core optical coating technologies and volume manufacturing capability to design, manufacture and sell technologies for the anti-counterfeiting, 3D sensing, government and aerospace, automotive and industrial markets.

Our technologies targeting anti-counterfeiting applications include Optical Variable Pigment (OVP®) and Optical Variable Magnetic Pigment (OVMP®). OVP enables color-shifting effects, and OVMP enables depth and motion effects in addition to color-shifting effects. Both OVP and OVMP are formulated into inks used by banknote issuers and security printers worldwide for anti-counterfeiting applications on banknotes and other high-value documents. Our technologies are deployed on the banknotes of more than 100 countries today.

Our technologies targeting 3D sensing, consumer electronics, industrial, government and automotive sensing include precise, high-performance, optical thin-film coatings and light shaping optics capabilities. VIAVI offerings for 3D sensing applications include Low Angle Shift (LAS) optical filters that offer the system designer unprecedented control over performance variation and signal-to-noise ratio, especially in 3D depth sensing camera systems. VIAVI also offers Engineered Diffusers, marketed under the trademark “Engineered Diffusers®”, for 3D sensing applications.

Other OSP product lines include custom color solutions and spectral sensing. Custom color solutions include innovative special effects pigments and spectral sensing solutions include handheld and process near infrared spectrometers.

Markets

Our OSP segment delivers overt and covert technologies to protect banknotes and documents of value against counterfeiting, with a primary focus on the currency market. OSP optical thin-film coatings and light shaping optics serve a range of markets including 3D sensing, consumer electronics, industrial, government and automotive sensing. Custom color solutions target a range of decorative applications for the automotive, sports apparel and architecture markets and spectral sensing solutions address requirements in the pharmaceutical, law enforcement, agriculture, food, feed and industrial markets.

Customers

OSP customers include SICPA Holding SA Company (SICPA), Lockheed Martin Corporation and Seiko Epson Corporation.

We have a strategic alliance with SICPA to market and sell our OVP and OVMP product lines for banknote anti-counterfeiting applications worldwide. A material reduction in sales, or loss of the relationship with SICPA, may harm our business and operating results as we may be unable to find a substitute marketing and sales partner or develop these capabilities ourselves in a timely manner. For additional information please see the Risk Factor entitled "*We may experience increased pressure on our pricing and contract terms due to our reliance on a limited number of customers for a significant portion of our sales*" under Item 1A "Risk Factors" included in this Annual Report on Form 10-K.

Competition

OSP competitors include providers of anti-counterfeiting technologies such as Giesecke & Devrient and Crane NXT; special-effect pigments such as Merck KGA and FYOTEC; optical coatings companies such as Materion, Zhejiang Crystal-Optech Co Ltd. and Platinum Optics Technology, Inc.; and manufacturers of passive and other optical components such as Coherent and ams OSRAM.

Offerings

Our OSP business provides innovative light management technologies for the anti-counterfeiting, consumer electronics, industrial, government and automotive markets.

Anti-Counterfeiting: Our OVP and OVMP technologies are incorporated into inks used by many government and state-owned security printers worldwide for banknote protection. These technologies deliver a range of intuitive overt effects that enable the rapid verification of banknotes without requiring a specialized device or reader.

Consumer Electronics and Industrial: Our OSP business manufactures and sells optical filters for 3D sensing products that separate ambient light from incoming data to allow devices to be controlled by a person's movements or gestures. Our Engineered Diffusers shape light emitted for industrial, consumer electronics and biomedical applications and also enhance eye safety. We provide multicavity and linear variable optical filters on a variety of substrates for applications, including thermal imaging, spectroscopy and pollution monitoring. We also develop and manufacture handheld and process near infrared spectrometers that leverage our linear variable optical filters for use in applications for agriculture, law enforcement, pharmaceutical and other markets.

Government: Our products are used in a variety of government and aerospace applications, including optics for inter-satellite laser communications, guidance systems, laser eye protection and night vision systems. These products, including coatings and optical filters, are optimized for each specific application.

Automotive: For product differentiation and brand enhancement, we provide custom color solutions for a variety of applications using our ChromaFlair® and SpectraFlair® pigments to create color effects that emphasize body contours, create dynamic environments, or enhance products in motion. These pigments are added to paints, plastics or textiles for automotive, sports apparel and other applications. Additionally, our optical filters and Engineered Diffusers enable automotive sensing applications including LiDAR and in-cabin monitoring.

Industry Trends

For over 75 years, OSP has developed and deployed capabilities that alter how the light is transmitted, reflected and absorbed, enabling a range of mission critical and high-volume optical solutions.

We leverage our capabilities to deliver technologies that enable anti-counterfeiting solutions designed to protect the integrity of banknotes and other documents of value. The wide availability of advanced and relatively low-cost imaging technologies and printing tools presents a consistent threat to the integrity of secure documents, necessitating robust, technically sophisticated and easy to validate anti-counterfeiting features. Our security pigment technologies enable intuitive overt optical effects that consumers can easily and quickly recognize, and that counterfeiters find very difficult to reproduce.

Major trends in banknote design include an interest in incorporating more security features even on lower value denominations, a greater variety of colors, development of eye-catching abstract images, and implementing vertical orientation more frequently. Our technologies enable solutions for designers to address these trends.

We also design, manufacture and sell optical filters to improve the performance of optical sensors for a range of applications, including 3D sensing. 3D sensing applications allow consumers to interact with their devices more naturally by enabling electronic devices to accurately measure depth and motion. Our filters play an important role in those applications, separating out ambient light from the incoming data used by sensors to make precise measurements. Notably, our patented LAS technology enables our customers to significantly improve the signal-to-noise ratio of their systems and deliver reliable system performance. Through the development of multiple generations of products for 3D sensing and by delivering improved performance and competitive value with each iteration, we believe we have established ourselves as one of the industry's leading suppliers of high-performance filters enabling depth-sensing systems in consumer electronics.

Major trends in 3D sensing and other applications we target include an ongoing drive toward enabling increased efficiency in size, weight and power (SWaP). As an example, customers in the mobile handset market are increasingly interested in delivering products that have increasingly thin physical profiles, necessitating innovation in the design and manufacturing of optical filters to meet those expectations.

In addition to anti-counterfeiting and 3D sensing applications, OSP technologies enable optical solutions for a range of other applications for customers in the aerospace, defense, biomedical and industrial markets.

Research and Development

We devote substantial resources to research and development (R&D) to develop new and enhanced products to serve our markets. Once the design of a product is complete, our engineering efforts shift to enhancing both product performance and our ability to manufacture it in greater volume and at lower cost.

In our NSE segment, we develop portable test instruments for field service technicians, systems and software used in Network Operations Centers, and instruments used in the development, testing and production of communications network components, modules and equipment. We have centers of excellence for product marketing and development in Asia, Europe and North America.

In fiscal 2024, the Company was approved for a grant expected to provide approximately $21.7 million in funding over a three-year performance period from the Public Wireless Supply Chain Innovation Fund. The grant is intended to facilitate a fully automated, cooperative, open and unbiased testing environment dedicated to ORAN interoperability, performance and security. This service is designed to manage and support 5G and ORAN deployments that would benefit new entrants, startups and educational institutions to access tools with a minimal ramp-up time.

In our OSP segment, our R&D efforts concentrate on developing more innovative technologies and products for customers in the anti-counterfeiting, consumer electronics, industrial, government and automotive markets. Our strength in the banknote anti-counterfeiting market is complemented by our advances in developing novel pigments for a variety of applications. Other areas for OSP include our efforts to leverage our optical coating technology expertise to develop applications for the government and defense markets as well as efforts related to new products for 3D sensing and smartphone sensors. OSP also develops, manufactures and sells a line of hand-held and process spectrometers with applications in the agriculture, law enforcement, pharmaceuticals and food markets.

Sales and Marketing

We market and sell products to communications service providers (CSPs), NEMs, original equipment manufacturers (OEMs), enterprises, governmental organizations, distributors and strategic partners worldwide. We have a dedicated sales force organized around each of the markets that we serve that works directly with customers' executive, technical, manufacturing and purchasing personnel to determine design, performance and cost requirements. We are also supported by a worldwide channel community who support our NSE segment.

OSP sales and marketing efforts are targeted primarily toward customers in the consumer electronics, government, commercial aerospace, automotive, biomedical and industrial markets. We have a dedicated direct global sales force focused on understanding customers' requirements and building market awareness and acceptance of our products. Our direct sales force is complemented by a highly trained team of field applications engineers who assist customers in designing, testing and qualifying our products. We market our products and capabilities through attendance at trade shows, the production of promotional webinars, the development of samples and product demonstrations, participation in technical forums, select advertising and by developing customer partnerships.

A high level of support is a critical part of our strategy to develop and maintain long-term collaborative relationships with our customers. We develop innovative products by engaging our customers at the initial design phase and continue to build that relationship as our customers' needs change and develop. Service and support are provided through our offices and those of our partners worldwide.

Acquisitions

As part of our strategy, we are committed to the ongoing evaluation of strategic opportunities and, where appropriate, the acquisition of additional products, technologies or businesses that are complementary to, or strengthen, our existing products.

For further information related to our acquisitions, refer to "Note 5. Acquisitions" under Item 8 of this Annual Report on Form 10-K.

Restructuring Programs

We may continue to engage in targeted restructuring events, to consolidate our operations and align our businesses in response to market conditions and our current investment strategy. Such actions are intended to further drive our strategy for organizational alignment and consolidation as part of our continued commitment to a more cost effective and agile organization and to improve overall profitability in our business segments.

For further information refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" under Item 7 and "Note 13. Restructuring and Related Charges" under Item 8 of this Annual Report on Form 10-K.

Manufacturing

As of June 28, 2025, we have significant manufacturing facilities for our NSE and OSP segments located in China, France, Germany, the United Kingdom and the United States. Our most significant contract manufacturing partners are located in China and Thailand.

Sources and Availability of Raw Materials

We use various suppliers and contract manufacturers to supply parts and components for the manufacture and support of multiple product lines. Although we intend to establish at least two sources of supply for materials whenever possible, for certain components we have sole or limited source supply arrangements.

Patents and Proprietary Rights

Intellectual property rights apply to our various products include patents, trade secrets and trademarks. We do not intend to broadly license our intellectual property rights unless we can obtain adequate consideration or enter into acceptable intellectual property cross-licensing agreements. As of June 28, 2025, we own approximately 1,085 U.S. patents and 2,075 foreign patents and have 1,164 patent applications pending throughout the world. The average age of the patents we hold is 9.0 years, which is younger than the midpoint of the average 20-year life of a patent.

Backlog

Due to possible changes in product delivery schedules and cancellation of product orders, and because our sales often reflect orders shipped in the same quarter in which they are received, our backlog at any particular date is not necessarily indicative of actual revenue or the level of orders for any succeeding period.

Seasonality

Our business is seasonal, as is typical for our competitors and many large companies. For our NSE segment, revenue is typically higher in the second and fourth fiscal quarters, all else being equal. There is typically a modest end of calendar year customer spending budget that benefits our second fiscal quarter. Telecom and cable spending budgets are typically set at the start of a new calendar year, thus with all else being equal, our third fiscal quarter is NSE's weakest revenue quarter with spending release benefiting our fourth fiscal quarter.

For our OSP business, given our exposure to the consumer market, namely our 3D sensing products into the smartphone market, OSP revenue is expected to be seasonally higher in the first and second fiscal quarters followed by seasonal demand declines in the third and fourth fiscal quarters.

Human Capital Management

The VIAVI culture is made up of the contributions of our approximately 3,600 employees worldwide (as of June 28, 2025) working across 31 countries. VIAVI is committed to promoting and maintaining an inclusive work environment that provides equal opportunities to everyone. We seek to empower our employees to develop their career through on the job experiences, by providing access to ongoing learning and building critical skills. The exposure provided by our graduate programs invites collaboration and innovation, attracting best-in-class talent. We provide managers with comprehensive leadership training through our manager development series.

Our People Strategy

The Chief Executive Officer (CEO) and the Senior Vice President (SVP) of Human Resources are responsible for the development of our People Strategy and execute this with the support of the Executive Management Team. We regularly update and partner with the Compensation Committee of the Board of Directors on human capital matters. The VIAVI People Strategy articulates our talent priorities and provides the road map for the execution of human capital management in support of our business strategy.

Understanding employee experience continues to be an important focus of our People Strategy. Through focused internal employee outreach, we seek to enhance business knowledge, drive organizational awareness and foster cross-functional collaboration. We frequently measure employee sentiment and gather data that provides all employees with insight into our culture, the working environment and our employees' drivers for engagement.

Business Values and Standards

The VIAVI business values articulate the internal cultural identity for VIAVI employees and provide a shared understanding of expectations across the Company. They represent the principles that help guide us to achieve our objectives globally and the desired operating environment of the employees and management. VIAVI is committed to respecting human rights and acknowledges the fundamental principles contained in the Universal Declaration of Human Rights, the tenets of the United Nations Guiding Principles on Business and Human Rights, and core International Labor Organization Conventions to the extent they are applicable and important to our business. We are a member of the Responsible Business Alliance, which further strengthens our efforts and commitment.

We realize that being a responsible global citizen is important to the sustainability and commercial success of our business and encompasses more than just complying with local regulations. It's about how we do business, and how our organization's activities affect the people and communities where we live and work. The VIAVI Code of Business Conduct captures the broad principles of legal and ethical business conduct embraced by the Company as part of its commitment to integrity. VIAVI expects that all employees will act in a manner that complies both with the letter and spirit of this code of conduct.

Inclusion and Opportunity

VIAVI is committed to fostering, cultivating, and preserving a culture of inclusion and opportunity. We believe the unique contributions and capabilities of our employees comprise one of our most valuable assets. We believe the collective sum of our individual differences, life experiences, knowledge, innovation, business acumen and self-expression promotes a culture that enhances our reputation and achievement.

VIAVI has long been committed to ensuring that all individuals have an equal opportunity to enjoy a fair, safe and productive work environment. We are committed to fostering an environment where employees are treated fairly, respectfully and without favoritism. We embrace, encourage, and celebrate our employees' differences and what makes them unique.

Talent Development

Our talent development offerings provide relevant and useful learning resources for our employees, managers and leaders that invite a growth mindset and create an appetite for lifelong learning.

We seek to drive frequent and meaningful talent conversations through Everyday Development, our performance management check-in process. Check-ins ensure that employees are coached and supported throughout the year with relevant and timely discussions on expectations, feedback and development. Both managers and employees have a role to play to ensure that they are connected to the activities that drive our business forward. We aim for a work environment in which our employees can expect to engage regularly with their manager, and to have their support to accelerate their performance and development.

Our global Leadership Development Program continues to provide people managers with the skills to build high performing teams. The program provides a venue for managers to network with their cross functional and global peer group while developing their skills.

We continue to provide guidance and best practices in hybrid working for our employees and managers, which are supported by our Flexible Work policy.

Talent Rewards

Our compensation and benefits programs are designed to recognize our employees' individual performance and contributions to our business results, including competitive base salaries and variable pay for all employees, share-based equity award grants, health and welfare benefits, time-off, development programs and training and opportunities to give back to our communities. We provide talent rewards that are competitive in the marketplace and support equal pay for equal work and pay transparency.

Health and Safety

VIAVI is committed to maintaining an inclusive, supportive, safe and healthy work environment where our employees can thrive. We demand strict compliance with all applicable health and safety regulations, offer robust training to our employees on health and safety matters, maintain controls and proper disposal of hazardous materials and track workplace incidents and injuries. We maintain and regularly update emergency and disaster recovery plans.

The success of our Safety program is demonstrated by our best-in-class Total Recordable Injury Rate (TRIR) of only 0.08 injuries per 100 full-time workers per year.

Where You Can Find More Information

Our website address is *www.viavisolutions.com*, which the Company uses as a means to disclose important information about the Company and comply with its disclosure obligations under Regulation Fair Disclosure. We are subject to the requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), under which we file annual, quarterly and periodic reports, proxy statements and other information with the SEC, which can be accessed on www.sec.gov. We also make available free of charge all of our SEC filings on our website at *www.viavisolutions.com/investors* as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The information contained on any of the websites referenced in this Annual Report on Form 10-K are not part of or incorporated by reference into this or any other report we file with, or furnish to, the SEC.

ITEM 1A. RISK FACTORS

Global Risks

Geopolitical conditions, including political turmoil and volatility, regional conflicts, terrorism and war could result in market instability, which could negatively impact our business results.

We operate globally and sell our products in countries throughout the world. Recent escalation in regional conflicts, including the Russian invasion of Ukraine, resulting in ongoing and expanding economic sanctions, conflict in the Middle East, and the risk of increased tensions between the U.S. and China, could curtail or prohibit our ability to transfer certain technologies, to sell our products and solutions, or to continue to operate in certain locations. Foreign companies with a presence in China are facing increasing operational challenges and enhanced scrutiny from governmental entities in the region. Further, it is possible that the U.S.-Chinese geopolitical tensions could result in government measures that could adversely impact our business. In September 2023, a bill was introduced by the House Financial Services Committee that would authorize sanctions on certain Chinese entities in China's defense and surveillance technology sectors. This could have an adverse impact on our revenues in this region. Further, the U.S. administration has implemented and could implement further broad-based global tariffs that could adversely impact trade relations and result in higher costs. The final timing and amount of tariff rates continues to evolve and therefore the impact, including those of any potential retaliatory tariffs, is difficult to forecast. International conflict has contributed to (i) increased pressure on the supply chain and could further result in increased energy costs, which could increase the cost of manufacturing, selling and delivering products and solutions (ii) inflation, which could result in increases in the cost of manufacturing products, reduced customer purchasing power, increased price pressure, and reduced or cancelled orders (iii) increased risk of cybersecurity attacks and (iv) general market instability, all of which could adversely impact our financial results.

Risks Related to Our Business Strategy and Industry

Our future profitability is not assured.

Our profitability in a particular period will be impacted by revenue, product mix and operational costs that vary significantly across our product portfolio and business segments.

Specific factors that may undermine our profit and financial objectives include, among others:

- Uncertainty around the timing of our customers procurement decisions on infrastructure maintenance and upgrades;
- Uncertain future telecom carrier and cable operator capital and R&D spending levels, which particularly affects our NSE segment;
- Adverse changes to our product mix, both fundamentally (resulting from new product transitions, the declining profitability of certain legacy products and the termination of certain products with declining margins, among other things) and due to quarterly demand fluctuations;
- Pricing pressure across our NSE product lines due to competitive forces, particularly from Asia-based competitors, advanced chip component shortages, and a highly concentrated customer base for many of our product lines, which may offset some of the cost improvements;
- Strategic execution challenges arising from competition with larger and more well-resourced competitors;
- Our OSP segment operating margin may experience some downward pressure as a result of a higher mix of 3D sensing products and increased operating expenses;
- Limited availability of components and resources for our products which leads to higher component prices;
- Resource rationing, including rationing of utilities like electricity by governments and/or service providers;
- Budgetary constraints that impact or slow customer inventory consumption;
- Increasing commoditization of previously differentiated products, and the attendant negative effect on average selling prices and profit margins;
- Execution challenges, which limit revenue opportunities and harm profitability, market opportunities and customer relations;
- Decreased revenue associated with terminated or divested product lines;
- Redundant costs related to periodic transitioning of manufacturing and other functions to lower-cost locations;

- Ongoing costs associated with organizational transitions, consolidations and restructurings, which are expected to continue in the nearer term;
- Cyclical demand for our currency products;
- Changing market and economic conditions, including impacts due to tariffs, economic sanctions and export restrictions, the ongoing conflict between Russia and Ukraine, conflict in the Middle East, tensions and trade sanctions between the U.S. and China, supply chain constraints, pricing and inflationary pressures;
- Ability of our customers, partners, manufacturers and suppliers to purchase, market, sell, manufacture and/or supply our products and services, including as a result of disruptions arising from supply chain constraints;
- Financial stability of our customers, including the solvency of private sector customers and statutory authority for government customers to purchase goods and services; and
- Factors beyond our control resulting from pandemics and similar outbreaks, manufacturing restrictions, travel restrictions and shelter-in-place orders to control the spread of a disease regionally and globally, and limitations on the ability of our employees and our suppliers' and customers' employees to work and travel.

Taken together, these factors limit our ability to predict future profitability levels and to achieve our long-term profitability objectives. If we fail to achieve profitability expectations, the price of our debt and equity securities, as well as our business and financial condition, may be materially adversely impacted.

Rapid technological change in our industry presents us with significant risks and challenges, and if we are unable to keep up with the rapid changes, our customers may purchase less of our products.

Our success depends upon our ability to deliver both our current product offerings and new products and technologies on time and at an acceptable cost to our customers. The markets for our products are characterized by rapid technological change, frequent new product introductions, substantial capital investment, changes in customer requirements and a constantly evolving industry. Our future performance will depend on the successful development, introduction and market acceptance of new and enhanced products that address these issues and provide solutions that meet our customers' current and future needs. As a technology company, we also constantly encounter quality, volume and cost concerns such as:

- Our continuing cost reduction programs, which include site and organization consolidations, asset divestitures, outsourcing the manufacture of certain products to contract manufacturers, other outsourcing initiatives and reductions in employee headcount, requirements related to re-establishment and re-qualification by our customers of complex manufacturing lines, and modifications to systems, planning and operational infrastructure. During this process, we have experienced, and may continue to experience, additional costs, delays in re-establishing volume production levels, planning difficulties, inventory issues, factory absorption concerns and systems integration problems.
- Variability of manufacturing yields caused by difficulties in the manufacturing process, the effects from a shift in product mix, changes in product specifications and the introduction of new product lines. These difficulties can reduce yields or disrupt production and thereby increase our manufacturing costs and adversely affect our margin.
- Potentially significant costs to correct defective products (despite rigorous testing for quality both by our customers and by us), which could include lost future sales of the affected product and other products, and potentially severe customer relations problems, litigation and damage to our reputation.
- Our dependence on a limited number of vendors, who are often small and specialized, for raw materials, packages and standard components. We also rely on contract manufacturers around the world to manufacture certain products. Our business could continue to be adversely affected by this dependency. Specific concerns we periodically encounter with our suppliers include stoppages or delays of supply, insufficient vendor resources to supply our requirements, substitution of more expensive or less reliable parts, receipt of defective parts or contaminated materials, increases in the price of supplies and an inability to obtain reduced pricing from our suppliers in response to competitive pressures. Additionally, the ability of our contract manufacturers to fulfill their obligations may be affected by economic, political or other forces that are beyond our control. Any such failure could have a material impact on our ability to meet customers' expectations and may materially impact our operating results.

- New product programs and introductions, which involve changing product specifications and customer requirements, unanticipated engineering complexities, difficulties in reallocating resources and overcoming resource limitations and increased complexity, exposing us to yield and product risk internally and with our suppliers.

These factors could cause strain on our execution capabilities and customer relations. We expect the impact of these issues will become more pronounced as we continue to introduce new product offerings and when overall demand increases. We have seen and could continue to see periodic difficulty responding to customer delivery expectations for some of our products, and yield and quality problems, particularly with some of our new products and higher volume products which could require additional funds and other resources to respond to these execution challenges. From time to time, we have had to divert resources from new product R&D and other functions to assist with resolving these matters. If we do not improve our performance in these areas, our operating results may be harmed, the commercial viability of new products may be challenged, and our customers may choose to reduce or terminate their purchases of our products and purchase additional products from our competitors.

Unfavorable, uncertain or unexpected conditions in the transition to new technologies may cause our growth forecasts to be inaccurate and/or cause fluctuations in our financial results.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. Our estimates of the market opportunities related to network infrastructure, 3D sensing and other developing technologies, including AI, are subject to significant uncertainty and are based on assumptions and estimates, including our internal analysis, industry experience and third-party data. Accordingly, these markets may not develop in the manner or in the time periods we anticipate, and our estimated market opportunities may prove to be materially inaccurate.

If domestic and global economic conditions worsen, including as a result of pricing and inflationary pressures, overall spending on infrastructure, 3D sensing and other developing technologies may be reduced, which would adversely impact demand for our products in these markets. In addition, unfavorable developments with evolving laws and regulations worldwide related to such technologies may limit or slow the rate of global adoption, impede our strategy, and negatively impact our long-term expectations in these markets.

Our growth and ability to serve a significant portion of these markets are subject to many factors including our success in implementing our business strategy as well as market adoption and expansion of network infrastructure, 3D sensing and other applications for consumer electronics. We may not be able to serve a significant portion of these markets and our growth forecasts should not be taken as indicative of our future growth. Even if the markets and rates of adoption develop in the manner or in the time periods we anticipate, if we do not have timely, competitively priced, market-accepted products available to meet our customers’ planned roll-out of infrastructure platforms and systems, 3D sensing products and other technologies, we may miss a significant opportunity and our business, financial condition, results of operations and cash flows could be materially and adversely affected.

We may experience increased pressure on our pricing and contract terms due to our reliance on a limited number of customers for a significant portion of our sales.

We believe that we will continue to rely upon a limited number of customers for a significant portion of our revenues for the foreseeable future. Any failure by us to continue capturing a significant share of key customer sales could materially harm our business. Dependence on a limited number of customers exposes us to the risk that order reductions from any one customer can have a material adverse effect on periodic revenue. Due to the current trend of communication industry consolidation, we may have increased dependence on fewer customers who may be able to exert increased pressure on our prices and other contract terms. Customer consolidation activity and periodic manufacturing and inventory initiatives could also create the potential for disruptions in demand for our products as a consequence of such customers streamlining, reducing or delaying purchasing decisions.

We have a strategic alliance with SICPA to market and sell our OVP and OVMP product lines for banknote anti-counterfeiting applications worldwide. A material reduction in sales, or loss of the relationship with SICPA, may harm our business and operating results as we may be unable to find a substitute marketing and sales partner or develop these capabilities ourselves in a timely manner.

Movement towards virtualized networks and software solutions may result in lower demand for our hardware products and increased competition.

The market for our NSE segment is increasingly looking towards virtualized networks and software solutions. This trend may result in lower demand for our legacy hardware products. Additionally, barriers to entry are generally lower for software solutions, which may lead to increased competition for our products, solutions and services.

We face a number of risks related to our strategic transactions.

Our strategy continues to include periodic acquisitions and divestitures of businesses and technologies. Strategic transactions of this nature involve numerous risks, including the following:

- Competition for suitable acquisition targets;
- Inability to consummate deals on favorable or acceptable terms, or due to failure to obtain stockholder, government, regulatory or other necessary approvals or satisfy other closing conditions;
- Diversion of management’s attention from normal daily operations of the business;
- Potential difficulties in completing projects associated with in-process R&D;
- Difficulties in entering markets in which we have no or limited prior experience and where competitors have stronger market positions;
- Difficulties in obtaining or providing sufficient transition services and accurately projecting the time and cost associated with providing these services;
- Inability of an acquisition to further our business strategy as expected or overpay for, or otherwise not realize the expected return on our investments;
- Expected earn-outs may not be achieved in the time frame or at the level expected or at all;
- Lack of ability to recognize or capitalize on expected growth, synergies or cost savings;
- Insufficient net revenue to offset increased expenses associated with acquisitions;
- Potential loss of key employees of the acquired companies;
- Difficulty in forecasting revenues and margins;
- Adverse public health developments, epidemic disease or pandemics in the countries in which we operate or our customers are located, including regional quarantines restricting the movement of people or goods, reductions in labor supply or staffing, the closure of facilities to protect employees, including those of our customers, disruptions to global supply chains and both our and our suppliers’ ability to deliver materials and products on a timely or cost-effective basis, shipment, acceptance or verification delays, the resulting overall significant volatility and disruption of financial markets, and economic instability affecting customer spending patterns; and
- Inadequate internal control procedures and disclosure controls to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or poor integration of a target company’s or business’s procedures and controls.

Acquisitions may also cause us to:

- Issue common stock that would dilute our current stockholders’ percentage ownership and may decrease earnings per share;
- Assume liabilities, some of which may be unknown at the time of the acquisitions;
- Record goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential periodic impairment charges;
- Incur additional debt to finance such acquisitions;
- Incur amortization expenses related to certain intangible assets; and/or
- Acquire, assume, or become subject to litigation related to the acquired businesses or assets.

VIAVI is subject to risks associated with its recent and proposed acquisitions, including completion of proposed acquisitions in the anticipated timeframes or at all, and any failure to realize anticipated benefits of such acquisitions.

In January 2025, VIAVI completed the acquisition of Inertial Labs, Inc. (the Inertial Labs Acquisition). VIAVI also previously announced its proposed acquisition of Spirent Communications plc's (Spirent) high-speed ethernet and network security business lines from Keysight Technologies, Inc., (the Proposed Acquisition), which is currently estimated to close by the end of September 2025, subject to customary closing conditions. VIAVI is subject to risks and uncertainties associated with the Proposed Acquisition, including the risk that a condition to closing may not be satisfied or waived, the possibility of failure to obtain any outstanding necessary regulatory approvals, which may be outside the control of VIAVI or Keysight Technologies, Inc., or the possibility that the Proposed Acquisition does not close in the anticipated timeframe or at all.

VIAVI may not be able to realize the anticipated benefits of the Inertial Labs Acquisition or the Proposed Acquisition, including synergies, value creation or other benefits of such acquisitions, fully or at all, or on the timeline VIAVI expects. At times, the resources of VIAVI and the acquired businesses or the attention of certain members of their management may be focused on completion and integration of the acquisition and diverted from day-to-day business operations, which may disrupt ongoing business. In addition, the process of integrating the acquired businesses may have an adverse impact on the Company, including from risks related to significant transaction and integration costs, unknown liabilities, employee turnover, divergence of management attention, litigation and/or regulatory actions related to the acquisition or if the acquired business does not perform as expected, which may cause an adverse financial impact on the Company.

We may not generate positive returns on our research and development strategy.

Developing our products is expensive, and the investment in product development may involve a long payback cycle. We expect to continue to invest heavily in R&D in order to expand the capabilities of 3D sensing and smart phone sensors, handheld spectrometer solution and portable test instruments, introduce new products and features and build upon our technology. We expect that our results of operations may be impacted by the timing and size of these investments. In addition, these investments may take several years to generate positive returns, if ever.

Operational Risks

Our restructuring activities could adversely affect our business and results of operations.

We have from time-to-time engaged in restructuring activities to realign our cost base with current and anticipated future market conditions, including the restructuring programs initiated during fiscal 2023 and fiscal 2024. Significant risks associated with these types of actions that may impair our ability to achieve the anticipated cost reductions or disrupt our business include delays in the implementation of anticipated workforce reductions in highly regulated locations outside of the U.S. and the failure to meet operational targets due to the loss of key employees. In addition, our ability to achieve the anticipated cost savings and other benefits from these actions within the expected timeframe is subject to many estimates and assumptions. These estimates and assumptions are subject to significant economic, competitive and other uncertainties, some of which are beyond our control. If these estimates and assumptions are incorrect, if we experience delays, or if other unforeseen events occur, our business and results of operations could be adversely affected.

Management transitions and talent retention create uncertainties that could harm our business.

Management changes could adversely impact our results of operations and our customer relationships and may make recruiting for future management positions more difficult. Our executives and other key personnel are generally at-will employees, we generally do not have employment or non-compete agreements with our other employees, and we cannot assure you that we will be able to retain them. We have in the past experienced, and could continue to experience changes in our leadership team. Competition for people with the specific technical and other skills we require is significant. We could be impacted by new restrictions imposed by the U.S. government on, or curtailing of H1-B and other work visas and permits. We and our impacted and prospective employees may face greater evidentiary burden to prove eligibility for immigration benefits. Further, employees in certain categories may not be able to renew work authorizations or benefit from automatic extensions of work permits. We may face difficulties in attracting, retaining and motivating employees. If we are unable to attract and retain qualified executives and employees, or to successfully integrate any newly hired personnel within our organization, we may be unable to achieve our operating objectives, which could negatively impact our financial performance and results of operations.

We face risks related to our international operations and revenue.

Our customers are located throughout the world. In addition, we have significant operations outside North America, including product development, manufacturing, sales and customer support operations.

Our international presence exposes us to certain risks, including the following:

- Fluctuations in exchange rates between the U.S. dollar and among the currencies of the countries in which we do business may adversely affect our operating results by negatively impacting our revenues or increasing our expenses;
- Our ability to comply with the laws and regulations of the countries in which we do business, including, among others, customs, import/export, product compliance, economic sanctions, anti-bribery, anti-competition, climate/sustainability regulations, and tax and data privacy laws, which may be subject to sudden and unexpected changes;
- Difficulties in establishing and enforcing our intellectual property rights;
- Tariffs and other trade restrictions;
- Political, legal and economic instability in foreign markets, particularly in those markets in which we maintain manufacturing and product development facilities;
- Strained or worsening relations between the U.S., Russia and China and related impacts on other countries;
- Difficulties in staffing and management;
- Language and cultural barriers;
- Seasonal reductions in business activities in the countries where our international customers are located;
- Integration of foreign operations;
- Longer payment cycles;
- Difficulties in management of foreign distributors; and
- Potential adverse tax consequences.

Global and regional health pandemics have affected and may in the future affect the manufacturing and shipment of goods globally. Any delay in production or delivery of our products due to an extended closure of our suppliers' plants could adversely impact our business, along with delays in shipment of our products as well as increased logistics costs.

We expect that net revenue from customers outside North America will continue to account for a significant portion of our total net revenue. Lower sales levels that typically occur during the summer months in Europe and some other overseas markets may materially and adversely affect our business. In addition, the revenues we derive from many of our customers depend on international sales and further expose us to the risks associated with such international sales.

Information Security, Technology and Intellectual Property Risks

Our business and operations could be adversely impacted in the event of a failure of information technology infrastructure.

We rely upon the capacity, reliability and security of our information technology infrastructure and our ability to expand and continually update this infrastructure in response to our changing needs. In some cases, we rely upon third-party hosting and support services to meet these needs. We and our third-party providers have experienced increasingly sophisticated cybersecurity attacks, which can take the form of phishing emails, malware, malicious websites, ransomware, exploitation of application vulnerabilities, and nation-state attacks. These kinds of attacks or threats of attacks can lead to increased operational impairment; intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy or security laws and other litigation and legal risks; and reputational risks. The growing and evolving cyber-risk environment means that individuals, companies, and organizations of all sizes, including ourselves, our customers, suppliers and our hosting and support partners, are increasingly vulnerable to attacks and disruptions on their networks and systems by a wide range of actors on an ongoing and regular basis. We also design and manage IT systems and products that contain IT systems for various customers, and generally face the same threats for these systems as for our own internal systems.

Our network security controls are comprised of administrative, physical and technical controls, which include, but are not limited to, the implementation of firewalls, anti-virus protection, patches, log monitors, routine backups, off-site storage, network audits and other routine updates and modifications. We also routinely monitor and develop our internal information technology systems to address risks to our information systems. However, there can be no assurance that the controls we implement and internal information technology systems we develop will be adequate and successful. Our systems are regularly targeted by bad actors and, in some cases, have been affected by computer viruses, natural disasters, unauthorized access and other similar disruptions and attacks that continue to emerge and evolve. Any system failure, accident or security breach could result in disruptions to our business processes, network degradation, and system downtime, along with the potential that a third-party will gain unauthorized access to, or acquire intellectual property, proprietary business information, and data related to our employees, customers, suppliers, and business partners, including personal data. While we maintain system data and security logs, our logging also may not be sufficient to fully investigate a security incident. To the extent that any disruption, degradation, downtime or other security event results in a loss or damage to our data or systems, or in inappropriate disclosure of confidential or personal information, it could adversely impact us and our clients, potentially resulting in, among other things, financial losses, loss of customers or business, our inability to transact business on behalf of our clients, adverse impact on our brand and reputation, violations of applicable privacy and other laws, regulatory fines, penalties, litigation, reimbursement or other compensation costs, and/or additional compliance costs. We may also incur additional costs related to cybersecurity risk management and remediation. We or our service providers, if applicable, may suffer losses relating to cyber-attacks or other information security breaches in the future and any insurance coverage may not be adequate to cover all the costs resulting from such events. Our efforts to reduce the risk of such attacks or to detect attacks that occur may not be successful.

If we have insufficient proprietary rights or if we fail to protect those we have, our business would be materially harmed.

We seek to protect our products and our product roadmaps in part by developing and/or securing proprietary rights relating to those products, including patents, trade secrets, know-how and continuing technological innovation. The steps taken by us to protect our intellectual property may not adequately prevent misappropriation or ensure that others will not develop competitive technologies or products and the costs associated with protecting our intellectual property may outweigh the benefits. Other companies may be investigating or developing other technologies that are similar to our own. It is possible that patents may not be issued from any of our pending applications or those we may file in the future and, if patents are issued, the claims allowed may not be sufficiently broad to deter or prohibit others from making, using or selling products that are similar to ours. We do not own patents in every country in which we sell or distribute our products, and thus others may be able to offer identical products in countries where we do not have intellectual property protection. In addition, the laws of some territories in which our products are or may be developed, manufactured or sold, including Europe, Asia-Pacific or Latin America, may not protect our products and intellectual property rights to the same extent as the laws of the U.S.

Any patents issued to us may be challenged, invalidated or circumvented. Additionally, we are currently a licensee in all of our operating segments for a number of third-party technologies, software and intellectual property rights from academic institutions, our competitors and others, and are required to pay royalties to these licensors for the use thereof. Unless we are able to obtain such licenses on commercially reasonable terms, patents or other intellectual property held by others could inhibit our development of new products, impede the sale of some of our current products, substantially increase the cost to provide these products to our customers, and could have a significant adverse impact on our operating results. In the past, licenses generally have been available to us where third-party technology was necessary or useful for the development or production of our products. However, in the future licenses to third-party technology may not be available on commercially reasonable terms, if at all.

Our products may be subject to claims that they infringe the intellectual property rights of others.

Lawsuits and allegations of patent infringement and violation of other intellectual property rights occur in our industry on a regular basis. We have received in the past, and anticipate that we will receive in the future, notices from third parties claiming that our products infringe their proprietary rights. Over the past several years there has been a marked increase in the number and potential severity of third-party patent infringement claims, primarily from two distinct sources. First, large technology companies, including some of our customers and competitors, are seeking to monetize their patent portfolios and have developed large internal organizations that have approached us with demands to enter into license agreements. Second, patent-holding companies, entities that do not make or sell products (often referred to as "patent trolls"), have claimed that our products infringe upon their proprietary rights. We will continue to respond to these claims in the course of our business operations. In the past, the resolution of these disputes has not had a material adverse impact on our business or financial condition; however, this may not be the case in the future. Further, the litigation or settlement of these matters, regardless of the merit of the claims, could result in significant expense to us and divert the efforts of our technical and management personnel, whether or not we are successful. If we are unsuccessful, we could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology that is the subject of the litigation. We may not be successful in such development, or such licenses may not be available on terms acceptable to us, if at all. Without such a license, we could be enjoined from future sales of the infringing product or products, which could adversely affect our revenues and operating results.

The use of open-source software and generative artificial intelligence may expose us to risks and harm our intellectual property position.

Certain of the software and/or firmware that we use and distribute (as well as that of our suppliers, manufacturers and customers) may be, derived from, or contain, "open-source" software, which is software that is generally made available to the public by its authors and/or other third parties, as well as generative artificial intelligence (GenAI) technology (discussed further below). Such open-source software is often made available under licenses which impose obligations in the event the software or derivative works thereof are distributed or re-distributed. These obligations may require us to make source code for the derivative works available to the public, and/or license such derivative works under a particular type of license, rather than the forms of license customarily used to protect our own software products. In the event that a court rules that these licenses are unenforceable, or in the event the copyright holder of any open-source software were to successfully establish in court that we had not complied with the terms of a license for a particular work, we could be required to release the source code of that work to the public and/or stop distribution of that work. Additionally, open-source licenses are subject to occasional revision. In the event future iterations of open-source software are made available under a revised license, such license revisions may adversely affect our ability to use such future iterations.

Similarly, GenAI technology has proliferated including as a feature in existing commercially available products, some of which we use. GenAI is a type of machine-learning model capable of generating various types of content, including data, text and images. Use of GenAI tools could expose us to data and network security risks. These risks include the exposure of our intellectual property, confidential and proprietary information (including customer information) to unknown recipients; the introduction of malware into our network; and the creation of content subject to copyright, trademark, or other intellectual property protection of an unknown third party.

Legal, Regulatory and Compliance Risks

Certain of our products are subject to governmental and industry regulations, certifications and approvals.

The commercialization of certain of the products we design, manufacture and distribute may be more costly due to required government approval and industry acceptance processes. For example, in our OSP segment, development of applications for our anti-counterfeiting and special effects pigments may require significant testing that could delay our sales. In addition, durability testing by the automobile industry of our special effects pigments used with automotive paints can take up to three years. If we change a product for any reason, including technological changes or changes in the manufacturing process, prior approvals or certifications may be invalid and we may need to go through the approval process again. If we are unable to obtain these or other government or industry certifications in a timely manner, or at all, our operating results could be adversely affected.

We receive formal and informal government inquiries or audits related to our products, practices or services from time to time.

We receive formal and informal inquiries from, or become subject to, investigations by various government authorities regarding our business and compliance with federal, state and local laws, regulations, or standards. Any determination or allegation that our operations, products, activities, or the activities of our employees, contractors or agents, are not in compliance with existing laws, regulations or standards, could adversely affect our business. Even if such inquiries or investigations do not result in the imposition of fines, interruptions to our business, loss of suppliers or other third-party relationships, terminations of necessary licenses and permits, the existence of those inquiries or investigations alone could create negative publicity that could cause business or reputational harm.

U.S. government trade actions and restrictions could have an adverse impact on our business, financial position, and results of operation.

The U.S. and China have been engaged in protracted negotiations over the Chinese government's acts, policies, and practices related to technology transfer, intellectual property, and innovation.

Huawei Technologies Co. Ltd. and a score of non-U.S. affiliates (collectively, Huawei) are on the Entity List of the Bureau of Industry and Security of the U.S. Department of Commerce (BIS), which imposes limitations on the supply of certain U.S. items and product support to Huawei. BIS issued final rules that further restrict access by Huawei to items produced domestically and abroad from U.S. technology and software. Certain products of VIAVI are subject to the restrictions; however, the ongoing impact is not expected to be material to our overall operations.

Moreover, the additional tariffs announced by the U.S. administration in 2025, or other trade actions that may be implemented, may increase the cost of certain materials and/or products, thereby adversely affecting our profitability. These actions could require us to pass these costs to our customers, which could decrease demand for our products, and could adversely impact our business.

Furthermore, the geopolitical and economic uncertainty and/or instability that may result from changes in the relationship among the United States, Taiwan and China, may, directly or indirectly, materially harm our business, financial condition and results of operations. For example, certain of our suppliers are dependent on products sourced from Taiwan, which are prevalent in certain global markets, most specifically semiconductor manufacturing. Hence, greater restrictions and/or disruptions of our suppliers' ability to operate facilities and/or do business in these jurisdictions may increase the cost of certain materials and/or limit the supply of products and may result in deterioration of our profit margins, a potential need to increase our pricing and, in so doing, may decrease demand for our products and thereby adversely impact our revenue or profitability.

Due to the ongoing conflict between Russia and Ukraine, the U.S., European Union (E.U.), and United Kingdom (U.K.) have broadened restrictions on supply to Russia, thereby blocking shipments of technology, telecommunications and consumer electronics products to Russia. We suspended transactions in the region effective February 2022 which negatively impacted our business in the region. The ongoing situation in Ukraine as well as the potential for additional trade actions or retaliatory cyber-attacks aimed at infrastructure or supply chains, could have an impact on our future operations and financial results.

Failure to maintain satisfactory compliance with certain privacy and data protections laws and regulations may harm our business.

Complex local, state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data. These privacy laws and regulations are quickly evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. In addition, our legal and regulatory obligations in jurisdictions outside of the U.S. are subject to unexpected changes, including the potential for regulatory or other governmental entities to enact new or additional laws or regulations, to issue rulings that invalidate prior laws or regulations, or to increase penalties significantly. Complying with these laws and regulations can be costly and can impede the development and offering of new products and services. For example, the E.U. General Data Protection Regulation (GDPR), imposes stringent data protection requirements and provides for significant penalties for noncompliance. Additionally the California Consumer Privacy Act (CCPA) requires, among other things, covered companies to provide disclosures to California consumers, and allow such consumers new abilities to opt-out of certain sales of personal data. The CCPA also provides for civil penalties for violations, as well as a private right of action for data breaches that may increase data breach litigation. In recent years, many other states have enacted privacy laws that have gone or will go into effect and which impose additional data protection obligations on covered businesses, including consumer rights, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. The new and proposed privacy laws may result in further uncertainty and would require us to incur additional expenditures to comply. These regulations and legislative developments have potentially far-reaching consequences and may require us to modify our data management practices and incur substantial compliance expense.

Our failure to comply with applicable laws and regulations or other obligations to which we may be subject relating to personal data, or to protect personal data from unauthorized access, use, or other processing, could result in enforcement actions and regulatory investigations against us, claims for damages by customers and other affected individuals, fines, damage to our reputation, and loss of goodwill, any of which could have a material adverse effect on our operations, financial performance, and business.

Responsible Business Risks

We may be subject to environmental liabilities.

We are subject to various federal, state and foreign laws and regulations, including those governing pollution, protection of human health, the environment and recently, those restricting the presence of certain substances in electronic products as well as holding producers of those products financially responsible for the collection, treatment, recycling and disposal of certain products. Such laws and regulations, passed in several jurisdictions in which we operate, are often complex and are subject to frequent changes. We will need to ensure that we comply with such laws and regulations as they are enacted, as well as all other environmental laws and regulations. As appropriate or required, our component suppliers must also comply with such laws and regulations. If we fail to comply with such laws, we could face sanctions for such noncompliance, and our customers may refuse to purchase our products, which would have a materially adverse effect on our business, financial condition and results of operations.

With respect to compliance with environmental laws and regulations in general, we have incurred, and in the future could incur, substantial costs for the cleanup of contaminated properties, either those we own or operate or to which we have sent wastes in the past, or to comply with such environmental laws and regulations. Additionally, we could be subject to disruptions to our operations and logistics as a result of such clean-up or compliance obligations. If we were found to be in violation of these laws, we could be subject to governmental fines and liability for damages resulting from such violations. If we have to make significant capital expenditures to comply with environmental laws, or if we are subject to significant expenditures in connection with a violation of these laws, our financial condition or operating results could be materially adversely impacted.

Our business is subject to evolving regulations and expectations with respect to sustainability matters that could expose us to numerous risks.

Regulators, customers, investors, employees and other stakeholders continue to focus on sustainability-related matters and related disclosures. These developments have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting sustainability-related requirements and expectations. For example, developing and acting on sustainability-related initiatives and collecting, measuring and reporting sustainability-related information and metrics can be costly, difficult and time consuming and is subject to evolving reporting standards, including reporting requirements in California and other jurisdictions, such as the European Union which we may be subject to. We may also communicate certain initiatives and goals regarding sustainability-related matters in our public disclosures. These sustainability-related initiatives and goals could be difficult and expensive to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and we could be criticized for the accuracy, adequacy or completeness of the disclosure. Further, statements about our sustainability-related initiatives and goals, and progress against those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. In addition, we could be criticized for the scope or nature of such initiatives or goals, or for any revisions to these goals. If our sustainability-related data, processes and reporting are incomplete or inaccurate, or if we fail to achieve progress with respect to our sustainability-related goals on a timely basis, or at all, our reputation, business, financial performance and growth could be adversely affected.

We may be subject to risks related to climate change, natural disasters and catastrophic events.

We operate in geographic regions which face a number of climate and environmental challenges. Our corporate headquarters is located in Chandler, Arizona, a desert climate, subject to extreme heat and drought. The geographic location of our Northern California offices and production facilities subject them to drought, earthquake and wildfire risks. It is impossible to predict the timing, magnitude or location of such natural disasters or their impacts on the local economy and on our operations. If a major earthquake, wildfire or other natural disaster were to damage or destroy our facilities or manufacturing equipment, we may experience potential impacts ranging from production and shipping delays to lost profits and revenues. In the past, we temporarily closed our Santa Rosa, California facility due to wildfires in the region and the facility’s close proximity to the wildfire evacuation zone which resulted in production stoppage. The location of our production facility could subject us to production delays and/or equipment and property damage. Moreover, the public electric utility in our Northern California region, has previously implemented and may continue to implement widespread blackouts during the peak wildfire season to avoid and contain wildfires sparked during strong wind events by downed power lines or equipment failure. Ongoing blackouts, particularly if prolonged or frequent, could impact our operations going forward. Additionally, the occurrence of adverse public health developments, epidemic disease or pandemics may adversely affect our business, operations, financial condition, and results of operations. The extent to which global pandemics impact our business going forward will depend on factors such as the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity, including the possibility of recession or financial market instability. Measures to contain a global pandemic may intensify other risks described in these Risk Factors.

Risks Related to our Liquidity and Indebtedness

Any deterioration or disruption of the capital and credit markets may adversely affect our access to sources of funding.

Global economic conditions have caused and may cause volatility and disruptions in the capital and credit markets. When the capital or credit markets deteriorate or are disrupted, our ability to incur additional indebtedness to fund a portion of our working capital needs and other general corporate purposes, or to refinance maturing obligations as they become due, may be constrained. In the event that we were to seek to access the capital markets or other sources of financing, there can be no assurance that we will be able to obtain financing on acceptable terms or within an acceptable time, if at all. We may seek to access the capital or credit markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. For example, in December 2021, we entered into a $300 million asset-based secured credit facility (Senior Secured Asset-Based Revolving Credit Facility), maturing in December 2026, which has certain limitations based on our borrowing base capacity. The Company is currently considering reducing the commitment under the Senior Secured Asset-Based Revolving Credit Facility to $200 million to be in line with borrowing base capacity and extend the maturity. Our access to the financial markets and the pricing and terms we receive in the financial markets could be adversely impacted by various factors, including changes in financial markets and interest rates. In addition, if we do access the capital or credit markets, agreements governing any borrowing arrangement could contain covenants restricting our operations.

Our term notes increased our overall leverage and our convertible notes could dilute our existing stockholders and lower our reported earnings per share.

The issuance of our 1.625% Senior Convertible Notes due 2026 and our 3.75% Senior Notes due 2029 (together the "Notes") substantially increased our principal payment obligations. The degree to which we are leveraged could materially and adversely affect our ability to successfully obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. In addition, the holders of the 2026 Notes are entitled to convert the Notes into shares of our common stock or a combination of cash and shares of common stock under certain circumstances which would dilute our existing stockholders and lower our reported per share earnings.

Our ability to make payments on our indebtedness when due, to make payments upon conversion with respect to our convertible senior notes or to refinance our indebtedness as we may need or desire, depends on our future performance and our ability to generate cash flow from operations, which is subject to economic, financial, competitive and other factors beyond our control. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or delaying investments or capital expenditures, selling assets, refinancing or obtaining additional equity capital on terms that may be onerous or highly dilutive. We may not be able to engage in these activities on desirable terms or at all, which may result in a default on our existing or future indebtedness and harm our financial condition and operating results.

Our outstanding indebtedness may limit our operational and financial flexibility.

Our level of indebtedness could have important consequences, including:

- Impairing our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes;
- Requiring us to dedicate a substantial portion of our operating cash flow to paying principal and interest on our indebtedness, thereby reducing the funds available for operations;
- Limiting our ability to grow and make capital expenditures due to the financial covenants contained in our debt arrangements;
- Impairing our ability to adjust rapidly to changing market conditions, invest in new or developing technologies, or take advantage of significant business opportunities that may arise;
- Making us more vulnerable if a general economic downturn occurs or if our business experiences difficulties; and

- Resulting in an event of default if we fail to satisfy our obligations under the Notes or our other debt or fail to comply with the financial and other restrictive covenants contained in the indentures governing the Notes, or any other debt instruments, which event of default could result in all of our debt becoming immediately due and payable and could permit certain of our lenders to foreclose on our assets securing such debt.

We may not generate sufficient cash flow to meet our debt service and working capital requirements, which may expose us to the risk of default under our debt obligations.

We will need to implement our business strategy successfully on a timely basis to meet our debt service and working capital needs. We may not successfully implement our business strategy, and even if we do, we may not realize the anticipated results of our strategy and generate sufficient operating cash flow to meet our debt service obligations and working capital needs. In addition, our ability to make scheduled payments on our indebtedness, including the Notes, is affected by general and regional economic, financial, competitive, business and other factors beyond our control. For example, we generate cash in a number of jurisdictions globally, including China, in which there can be challenges to repatriate those funds which can impact our overall liquidity.

In the event our cash flow is inadequate to meet our debt service and working capital requirements, we may be required, to the extent permitted under the indentures covering the Notes and any other debt agreements, to seek additional financing in the debt or equity markets, refinance or restructure all or a portion of our indebtedness, sell selected assets or reduce or delay planned capital or operating expenditures. Any insufficient cash flow may make it more difficult for us to obtain financing on terms that are acceptable to us, or at all.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. The indentures that govern the Notes and the agreement that governs our secured credit facility contain restrictions on the incurrence of additional indebtedness, which are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness under the agreements governing our existing debt. For example, in March 2025, we obtained commitments for a $425 million 7-year term loan facility the proceeds of which would be available, subject to customary conditions, in connection with our pending acquisition of Spirent's high-speed ethernet and network security business from Keysight Technologies, Inc. We subsequently marketed and upsized to a $600 million 7-year term loan facility and successfully allocated the loan to prospective lenders at an initial interest rate of SOFR+2.50% and an original issue price of 99.75%. The incremental $175 million is intended for general corporate purposes. The term loan funding, as upsized, remains subject to customary closing conditions and the satisfaction or waiver of all closing conditions to the pending acquisition.

The terms of the indentures that govern the Notes and the agreement that governs our secured credit facility restrict our current and future operations.

The indentures governing the Notes and the agreement governing the secured credit facility contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to:

- Incur or guarantee additional indebtedness;
- Incur or suffer to exist liens securing indebtedness;
- Make investments;
- Consolidate, merge or transfer all or substantially all of our assets;
- Sell assets;
- Pay dividends or other distributions on, redeem or repurchase capital stock;
- Enter into transactions with affiliates;
- Amend, modify, prepay or redeem subordinated indebtedness;
- Enter into certain restrictive agreements;
- Engage in a new line of business;
- Amend certain material agreements, including material leases and debt agreements; and

- Enter into sale leaseback transactions.

Tax Risks

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations and/or changes in regulations.

Changes in U.S. federal income or other tax laws or the interpretation of tax laws may impact our tax liabilities. Utilization of our net operating losses (NOLs) and tax credit carryforwards may be subject to a substantial annual limitation if the ownership change limitations under Sections 382 and 383 of the Internal Revenue Code and similar state provisions are triggered by changes in the ownership of our capital stock. In general, an ownership change occurs if there is a cumulative change in our ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Accordingly, purchases of our capital stock by others could limit our ability to utilize our NOLs and tax credit carryforwards in the future.

Furthermore, we may not be able to generate sufficient taxable income to utilize our NOLs and tax credit carryforwards before they expire. Due to uncertainty regarding the timing and extent of our future profitability, we continue to record a valuation allowance to offset our U.S. and certain of our foreign deferred tax assets because of uncertainty related to our ability to utilize our NOLs and tax credit carryforwards before they expire.

If any of these events occur, we may not derive some or all of the expected benefits from our NOLs and tax credit carryforwards.

Changes in tax legislation or policies could materially impact our financial position and results of operations.

VIAVI operates in many jurisdictions around the world. Global tax policy is in a heightened state of evolution, with particular attention to Base Erosion and Profit Shifting (BEPS), transfer pricing, and general corporate tax reform. Any substantial changes in domestic or international corporate tax policies, regulations, or guidance may materially adversely affect our business, the amount of taxes we are required to pay, and our financial condition and results of operations generally. Enforcement activities or legislative initiatives may also have similar effects.

The Organization for Economic Co-operation and Development (OECD) issued the BEPS Pillar Two Model Rules, which establish a minimum global effective tax rate of 15% on the profits of large multinational companies. Although the United States has not adopted these rules, many countries in which we operate have either implemented or are expected to implement the OECD Pillar Two framework. These developments may increase our tax burden, reduce net income, and impact cash flow.

The Pillar Two rules generally became effective starting with VIAVI’s fiscal 2025. We consider these laws when recording our income tax provision under ASC 740.

In June 2025, the United States and the G7 countries announced an agreement in principle to modify the Pillar Two rules. Under this agreement, the foreign and domestic profits of U.S.-parented groups would be excluded from Pillar Two’s undertaxed profit rule and income inclusion rule. In exchange, the U.S. withdrew the Section 899 tax provision from the One Big Beautiful Bill Act (OBBBA), which had imposed a retaliatory tax on individuals and entities from countries that implement certain "unfair foreign taxes" against U.S. companies or citizens. The G7-US agreement has not yet been enacted into law, and we continue to evaluate our Pillar Two position based on legislation currently in force. We will monitor tax developments for any future implications with respect to our tax burden, net income, and cash flow.

General Risks

Certain provisions in our charter and under Delaware laws could hinder a takeover attempt.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law prohibiting, under some circumstances, publicly-held Delaware corporations from engaging in business combinations with some stockholders for a specified period of time without the approval of the holders of substantially all of our outstanding voting stock. Our certificate of incorporation and bylaws contain provisions granting our Board of Directors the authority to establish additional series of preferred stock and to designate the rights, preferences and privileges of such shares (commonly known as “blank check preferred”), and provisions permitting our stockholders to take action only at a duly called annual or special meeting of stockholders, which may only be called by the Chairman of the Board, the Chief Executive Officer or the Board of Directors. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or change in our management.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing material risks to our Company associated with cybersecurity threats. These risks include, among other things, operational risks; intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy or security laws and other litigation and legal risk; and reputational risks. Our process for identifying and assessing material risks from cybersecurity threats operates alongside our broader enterprise risk management program process, covering other Company risks. As part of this process our enterprise risk professionals consult with Company subject matter experts to gather information necessary to identify cybersecurity risks, and evaluate their nature and severity, as well as identify mitigations and assess the impact of those mitigations on residual risk.

We have implemented a variety of cybersecurity processes, technologies, and controls to aid in our efforts to identify, assess and manage such risks. Our approach includes: (1) an enterprise risk management program, which includes cybersecurity risks and is periodically refreshed; (2) security and privacy reviews designed to identify risks from many new features, software, and vendors; (3) a variety of privacy, cybersecurity, and incident response trainings and simulations, including regular phishing email simulations for all employees and contractors with access to corporate email systems; (4) tools designed to monitor our networks, systems and data for suspicious activity; (5) the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls; and (6) a third-party risk management process for cybersecurity threat risks associated with our use of third-party service providers, including service providers, suppliers, and vendors. We leverage industry standard security frameworks, including from the National Institute of Standards and Technology and the International Organization for Standardization, to evaluate our security controls and manage risk. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use these frameworks as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business. We also carry insurance that provides protection against the potential losses arising from a cybersecurity incident.

Our Incident Response Plan coordinates the activities we take to prepare for, detect, respond to and recover from cybersecurity incidents, which include processes to triage, assess severity, escalate, contain, investigate, and remediate the incident, as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damage. The incident response team assesses the severity and priority of incidents on a rolling basis. If a cybersecurity incident is determined to be a material cybersecurity incident, our incident response processes define the steps to disclose such a material cybersecurity incident. Further, we conduct tabletop exercises to test and fortify the controls of our cybersecurity incident response program.

We have not identified any risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. Please see the risk factor "*Our business and operations could be adversely impacted in the event of a failure of information technology infrastructure.*" included as part of our risk factor disclosures under Item 1A of this Annual Report on Form 10-K, which disclosure is incorporated by reference herein.

In the last three fiscal years, we have not experienced any material information security breach incidents and the expenses we have incurred from information security breach incidents were immaterial. This includes penalties and settlements, of which there were none.

Governance

Our Board of Directors (the Board) considers risks from cybersecurity threats as part of its risk oversight function and has delegated to the Audit Committee of the Board oversight of cybersecurity and other information technology risks. As set forth in its charter, our Audit Committee, comprised fully of independent directors, is responsible for oversight of risk, including cybersecurity and information security risks. Our Audit Committee has established a Cybersecurity Steering Committee consisting of three independent directors, Laura Black (who serves as Chair of the Cybersecurity Steering Committee), Douglas Gilstrap and Joanne Solomon, as well as our Chief Information Officer (CIO), our Chief Information Security Officer (CISO) and other members of our management representing a variety of teams and functions including legal, finance, and internal audit. Members of our Cybersecurity Steering Committee have work experience managing cybersecurity and information security risks, an understanding of the cybersecurity threat landscape and/or knowledge of emerging privacy risks.

The purpose of the Cybersecurity Steering Committee is to oversee our compliance with reasonable and appropriate organizational, physical, administrative and technical measures designed to protect the confidentiality, integrity, availability, security and operations of our information technology systems, transactions, and data owned by us, by providing guidance and oversight of our information technology and cybersecurity program.

The Cybersecurity Steering Committee generally meets on a quarterly basis and receives reports from the CISO and CIO of our cybersecurity and information security risk management and strategies, covering topics such as data security posture, results from third-party assessments, progress towards key initiatives, our incident response plan, and cybersecurity threat risks, incidents and developments. The Cybersecurity Steering Committee generally delivers reports and updates to the Audit Committee once a quarter.

The Audit Committee or, at the Audit Committee's instruction, the Cybersecurity Steering Committee regularly briefs the full Board on these matters, and the Board receives regular updates on the status of the information security program, including but not limited to relevant cyber threats, roadmap and key initiative updates, and the identification and management of information security risks. Our full Board reviews cybersecurity-related opportunities as they relate to our business strategy, and cybersecurity-related matters are also factored into business continuity planning. We have protocols by which certain cybersecurity incidents are escalated within the Company and, where appropriate, reported to the Audit Committee.

Our CISO, in coordination with our CIO and our Information Security team, is responsible for assessing and managing our material risks from cybersecurity threats and has primary responsibility for our overall cybersecurity risk management program and supervising both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our CISO has more than 10 years of experience in cybersecurity and information technology risk management, including at another large public company. He also has a degree in computer science. Our CIO has over 15 years of information technology experience, which includes managing information security systems, developing cybersecurity strategies and implementing effective information and cybersecurity programs.

Our CISO and CIO supervise efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, and alerts and reports produced by security tools deployed in the IT environment, such as vulnerability assessments, penetration testing, and tabletop exercises.

ITEM 2. PROPERTIES

Not applicable.

ITEM 3. LEGAL PROCEEDINGS

The information set forth under the heading "Legal Proceedings" in "Note 18. Commitments and Contingencies" is under Item 8 of this Annual Report on Form 10-K.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the Nasdaq Global Select Market under the symbol (VIAV). As of July 26, 2025, we had 1,392 holders of record of our common stock. We have not paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future.

There were no shares repurchased under our stock repurchase plan of up to $300 million authorized by the Board of Directors in September 2022 (2022 Repurchase Plan) during the three months ended June 28, 2025, with remaining authorization of $198.4 million for future share repurchases. Refer to “Note 15. Stockholders' Equity” under Item 8 of this Annual Report on Form 10-K for more details.

STOCK PERFORMANCE GRAPH

The information contained in the following graph shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference in such filing.

The following graph and table set forth the total cumulative return, assuming reinvestment of dividends, on an investment of $100 in June 2020 and ending June 2025 in: (i) our Common Stock, (ii) the S&P 500 Index, (iii) the Nasdaq Stock Market (U.S.) Index and (iv) the Nasdaq Telecommunications Index. Historical stock price performance is not necessarily indicative of future stock price performance.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
$300
$250
$200
$150
$100
$50
$0
6/2020
6/2021
6/2022
6/2023
6/2024
6/2025
VIAVI
S&P 500
Nasdaq Composite
Nasdaq Telecommunication

*$100 invested on 6/30/20 in stock or index.

	6/2020	6/2021	6/2022	6/2023	6/2024	6/2025
VIAVI	$100.00	$139.76	$104.72	$ 90.64	$ 54.96	$ 80.00
S&P 500	$100.00	$146.97	$131.06	$155.10	$193.19	$221.32
Nasdaq Composite	$100.00	$151.15	$115.69	$144.64	$187.46	$215.81
Nasdaq Telecommunications	$100.00	$127.36	$ 92.93	$ 94.58	$ 93.26	$119.47

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our consolidated operating results, financial condition, liquidity and capital resources during the period ended June 28, 2025. Unless otherwise noted, all references herein for the years 2025, 2024 and 2023 represent the fiscal years ended June 28, 2025, June 29, 2024 and July 1, 2023, respectively. We intend for this discussion to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year-to-year and the primary factors that accounted for those changes, as well as how certain accounting estimates affect our financial statements. Factors that could cause or contribute to these differences include those discussed below and in this Annual Report on Form 10-K, particularly in "Risk Factors" and "Forward-Looking Statements."

This discussion should be read in conjunction with our consolidated financial statements and notes to the consolidated financial statements included in this Annual Report on Form 10-K that have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Our actual results could differ materially from those discussed in the forward-looking statements.

OVERVIEW

VIAVI is a global provider of network test, monitoring and assurance solutions for telecommunications, cloud, enterprises, first responders, military, aerospace and critical infrastructure. VIAVI is also a leader in optical processing technologies for anti-counterfeiting, 3D sensing, aerospace, automotive and industrial applications.

To serve our markets, we operate the following business segments:

- Network and Service Enablement (NSE); and
- Optical Security and Performance Products (OSP).

Effective March 30, 2025, the Company realigned its segment reporting structure. As a result, the company's Network Enablement (NE) and Service Enablement (SE) business activities are now reported as a single operating and reportable segment, NSE. Recent acquisitions have reduced the SE segment revenue as a percentage of total VIAVI revenue. In addition, NE and SE are managed under common leadership, share many of the same customers and suppliers and operating expenses associated with the NSE business are not exclusively allocated to either NE or SE.

During fiscal 2025, NSE revenue growth was mainly driven by strong demand primarily from the data center ecosystem for field, lab and production products for fiber and data center buildouts. We also saw growth in our aerospace and defense products. This was partially offset by a decline in spend for wireless and cable products by network equipment manufacturers (NEMs) and service providers. OSP performance slightly improved year-over-year with growth in our Anti-Counterfeiting and Other products as the industry's inventory levels normalized.

Our financial results and long-term growth model will continue to be driven by revenue growth, non-GAAP operating income, non-GAAP operating margin, non-GAAP diluted earnings per share (EPS) and cash flow from operations. We believe these key operating metrics are useful to investors because management uses these metrics to assess the growth of our business and the effectiveness of our marketing and operational strategies.

Proposed Acquisition

On March 2, 2025, the Company entered into a purchase agreement to acquire Spirent Communications plc's (Spirent) high-speed ethernet and network security business lines and subsequently amended the agreement on May 28, 2025 to also purchase Spirent's channel emulation testing business (collectively, the HSE, network security and CE businesses) from Keysight Technologies, Inc. for our NSE segment. The total purchase consideration of $425 million will be paid at closing, subject to customary closing adjustments and conditions. The Company expects to fund this transaction with proceeds from a Term Loan B. The consummation of the acquisition is conditioned on regulatory approvals and is currently estimated to close by the end of September 2025.

During the fourth quarter, we successfully priced and allocated the $600 million Term Loan B which will be used to fund the transaction at close and for general corporate purposes. The Term Loan B will close concurrently with the transaction.

Looking Ahead to 2026

As we look forward to fiscal 2026, we expect to continue to see stabilization and growth in many of our traditional businesses. Our long-term focus remains on executing against our strategic priorities to drive revenue and earnings growth, capture market share and continue to optimize our capital structure. We remain positive on our long-term growth drivers and will continue to focus on executing our strategic priorities over the long-term to:

- Defend and consolidate leadership in core business segments;
- Invest in secular trends to drive growth and expand total addressable market (TAM); and
- Extend VIAVI technologies and platforms into lucrative adjacent markets and applications.

The U.S. administration has implemented and could implement further broad-based, updated global tariffs and the situation continues to be dynamic and evolving. As we operate in this challenging environment, we are focused on continuing to deliver our products and services to our customers. Given our global business, tariffs will result in additional cost for us and our suppliers. We are analyzing ways to optimize our operations and supply chain strategies, control costs and implement pricing actions to reduce the impact from tariffs.

FINANCIAL HIGHLIGHTS

Our fiscal 2025 results included the following notable items:

- Net revenue of $1.08 billion, up $83.9 million or 8.4% year-over-year
- GAAP operating margin of 5.3%, up 320 bps year-over-year
- Non-GAAP operating margin of 14.2%, up 270 bps year-over-year
- GAAP diluted EPS of $0.15, up $0.27 or 225.0% year-over-year
- Non-GAAP diluted EPS of $0.47, up $0.14 or 42.4% year-over-year

In fiscal 2025, VIAVI began to experience stabilization and growth across many of our product segments. Net revenue of $1.08 billion was up $83.9 million compared to fiscal 2024, primarily from the data center ecosystem for field, lab and production products for fiber and data center buildouts, as well as growth in our aerospace and defense products, which was partially offset by a decline in spend by NEMs and service providers for wireless and cable products. Our acquisition of Inertial Labs contributed $25.2 million of net revenue in fiscal 2025. OSP performance slightly improved year-over-year with growth in our Anti-Counterfeiting and Other products.

VIAVI's fiscal 2025 GAAP operating margin of 5.3% was up 320 bps compared to fiscal 2024 primarily due to higher volumes and favorable product mix, partially offset by the increase in intangible amortization. Non-GAAP operating margin of 14.2% increased 270 basis points primarily due to the increase in revenue, partially offset by higher operating expenses.

GAAP diluted EPS of $0.15 increased $0.27 from fiscal 2024 primarily due to the increase in revenue. Non-GAAP diluted EPS of $0.47 increased $0.14 from fiscal 2024 also due to the increase in revenue.

In fiscal 2025, we generated $89.8 million in operating cash flow and deployed $27.8 million or 2.6% of revenue towards capital expenditures. We also expended $121.7 million towards the acquisition of Inertial Labs and repurchased 2.0 million shares of our common stock for $16.4 million.

A reconciliation of GAAP financial measures to Non-GAAP financial measures is provided below (*in millions, except EPS amounts*):

	Years Ended			
	June 28, 2025		June 29, 2024	
	Operating Income	Operating Margin	Operating Income	Operating Margin
GAAP measures	$ 57.5	5.3 %	$ 20.8	2.1 %
Stock-based compensation	53.1	4.9 %	49.4	4.9 %
Change in fair value of contingent liability	(8.3)	(0.8)%	(9.5)	(1.0)%
Acquisition and integration related charges	22.3	2.1 %	18.1	1.9 %
Other charges unrelated to core operating performance[(1)]	1.3	0.1 %	2.5	0.2 %
Amortization of acquisition related inventory step-up	4.3	0.4 %	—	— %
Amortization of intangibles	24.3	2.2 %	20.1	2.0 %
Restructuring and related charges	0.7	0.1 %	13.6	1.4 %
Litigation settlement	(1.3)	(0.1)%	—	— %
Total related to Cost of Revenues and Operating Expenses	96.4	8.9 %	94.2	9.4 %
Non-GAAP measures	$ 153.9	14.2 %	$ 115.0	11.5 %

	Years Ended			
	June 28, 2025		June 29, 2024	
	Net Income	Diluted EPS	Net (Loss) Income	Diluted EPS
GAAP measures	$ 34.8	$ 0.15	$ (25.8)	$ (0.12)
Items reconciling GAAP Net Income (Loss) and EPS to Non-GAAP Net Income and EPS:				
Stock-based compensation	53.1	0.24	49.4	0.22
Change in fair value of contingent liability	(8.3)	(0.03)	(9.5)	(0.04)
Acquisition and integration related charges	22.3	0.10	18.1	0.08
Other charges unrelated to core operating performance[(1)]	1.3	0.01	2.5	0.01
Amortization of acquisition related inventory step-up	4.3	0.02	—	—
Amortization of intangibles	24.3	0.11	20.1	0.09
Restructuring and related charges	0.7	—	13.6	0.06
Litigation settlement	(1.3)	(0.01)	(6.3)	(0.02)
Non-cash interest expense and other expense	4.7	0.02	4.9	0.02
(Benefit from) provision for income taxes	(30.5)	(0.14)	6.5	0.03
Total related to Net Income and EPS	70.6	0.32	99.3	0.45
Non-GAAP measures	$ 105.4	$ 0.47	$ 73.5	$ 0.33
Shares used in per share calculation for Non-GAAP EPS		225.7		224.1

[(1)] Included in the year ended June 28, 2025 is a gain of $0.9 million on the sale of assets previously classified as held for sale and other charges unrelated to core operating performance of $2.2 million.

Use of Non-GAAP (Adjusted) Financial Measures

The Company provides non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP EPS financial measures as supplemental information regarding the Company's operational performance and believes providing this additional information allows investors to see Company results through the eyes of management, and better to evaluate more clearly and consistently the Company's core operational performance and expenses and evaluate the efficacy of the methodology used by management to measure such performance. The Company uses the measures disclosed in this Annual Report on Form 10-K to evaluate the Company's historical and prospective financial performance, as well as its performance relative to its competitors. Specifically, management uses these items to further its own understanding of the Company's core operating performance, which the Company believes represents its performance in the ordinary, ongoing and customary course of its operations. Accordingly, management excludes from core operating performance items such as those relating to certain purchase price accounting adjustments, amortization of acquisition related intangibles, amortization expense related to acquisition related inventory step-up, stock-based compensation, legal settlements, restructuring, changes in fair value of contingent consideration liabilities, certain investing and acquisition related expenses and other activities and income tax expenses or benefits that management believes are not reflective of such ordinary, ongoing and core operating activities. The non-GAAP adjustments are outlined below.

Cost of revenues, costs of research and development and costs of selling, general and administrative: The Company's GAAP presentation of gross margin and operating expenses may include (i) additional depreciation and amortization from changes in estimated useful life and the write-down of certain property, plant and equipment and intangibles, (ii) charges such as severance, benefits and outplacement costs related to restructuring plans with a specific and defined term, (iii) costs for facilities not required for ongoing operations, and costs related to the relocation of certain equipment from these facilities and/or contract manufacturer facilities, (iv) stock-based compensation, (v) amortization expense related to acquired intangibles, (vi) amortization expense related to acquisition related inventory step-up, (vii) changes in fair value of contingent consideration liabilities, (viii) acquisition related transaction and integration costs related to acquired entities, (ix) litigation and legal settlements and (x) other charges unrelated to our core operating performance comprised mainly of other costs and contingencies unrelated to current and future operations, including transformational initiatives such as the implementation of simplified automated processes, site consolidations and reorganizations. The Company excludes these items in calculating non-GAAP operating margin, non-GAAP net income and non-GAAP EPS.

Non-cash interest expense and other expense: The Company excludes certain investing expenses, including accretion of debt discount, and other non-cash activities that management believes are not reflective of such ordinary, ongoing and core operating activities, when calculating non-GAAP net income and non-GAAP EPS.

Income tax expense or benefit: The Company excludes certain non-cash tax expense or benefit items, such as (i) the utilization of net operating losses (NOLs) where valuation allowances were released, (ii) intra-period tax allocation benefit and (iii) the tax effect for amortization of non-tax deductible intangible assets, in calculating non-GAAP net income and non-GAAP EPS.

Non-GAAP financial measures are not in accordance with, preferable to, or an alternative for, generally accepted accounting principles in the United States. The GAAP measure most directly comparable to non-GAAP operating income is operating income. The GAAP measure most directly comparable to non-GAAP operating margin is operating margin. The GAAP measure most directly comparable to non-GAAP net income is net income. The GAAP measure most directly comparable to non-GAAP EPS is earnings per share.

RESULTS OF OPERATIONS

This section of this Annual Report on Form 10-K generally discusses the results of operations for the fiscal years ended June 28, 2025 and June 29, 2024 and year-to-year comparisons between such fiscal years. Discussions of the year-to-year comparisons between the fiscal years ended June 29, 2024 and July 1, 2023, that are not included in this Annual Report on Form 10-K, can be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended June 29, 2024.

The results of operations for the current period are not necessarily indicative of results to be expected for future periods.

The following table summarizes selected Consolidated Statements of Operations items as a percentage of net revenue:

	Years Ended		
	June 28, 2025	June 29, 2024	July 1, 2023
Segment net revenue:			
Network and Service Enablement	71.6 %	70.2 %	72.4 %
Optical Security and Performance Products	28.4	29.8	27.6
Net revenue	100.0	100.0	100.0
Cost of revenues	40.9	41.0	40.0
Amortization of acquired technologies	1.8	1.4	2.2
Gross profit	57.3	57.6	57.8
Operating expenses:			
Research and development	19.3	20.2	18.7
Selling, general and administrative	32.2	33.3	29.7
Amortization of other intangibles	0.4	0.6	0.8
Restructuring and related charges	0.1	1.4	1.2
Total operating expenses	52.0	55.5	50.4
Income from operations	5.3	2.1	7.4
Loss on convertible note modification	—	—	(0.2)
Interest and other income, net	1.1	2.2	0.7
Interest expense	(2.8)	(3.1)	(2.4)
Income before income taxes and equity investment earnings	3.6	1.2	5.5
Provision for income taxes	0.4	3.8	3.2
Equity investment earnings	—	—	—
Net income (loss)	3.2 %	(2.6)%	2.3 %

Financial Data for Fiscal 2025, 2024 and 2023

The following table summarizes selected Consolidated Statement of Operations items (*in millions*):

	2025	2024	Change	Percent Change	2024	2023	Change	Percent Change
Segment net revenue:								
NSE	$ 776.6	$ 702.0	$ 74.6	10.6 %	$ 702.0	$ 801.2	$ (99.2)	(12.4)%
OSP	307.7	298.4	9.3	3.1 %	298.4	304.9	(6.5)	(2.1)%
Net revenue	$1,084.3	$1,000.4	$ 83.9	8.4 %	$1,000.4	$1,106.1	$ (105.7)	(9.6)%
Amortization of acquired technologies	$ 19.5	$ 13.8	$ 5.7	41.3 %	$ 13.8	$ 24.6	$ (10.8)	(43.9)%
Percentage of net revenue	1.8 %	1.4 %			1.4 %	2.2 %		
Gross profit	$ 621.1	$ 575.9	$ 45.2	7.8 %	$ 575.9	$ 638.8	$ (62.9)	(9.8)%
Gross margin	57.3 %	57.6 %			57.6 %	57.8 %		
Research and development	$ 208.7	$ 201.9	$ 6.8	3.4 %	$ 201.9	$ 206.9	$ (5.0)	(2.4)%
Percentage of net revenue	19.3 %	20.2 %			20.2 %	18.7 %		
Selling, general and administrative	$ 349.4	$ 333.3	$ 16.1	4.8 %	$ 333.3	$ 328.7	$ 4.6	1.4 %
Percentage of net revenue	32.2 %	33.3 %			33.3 %	29.7 %		
Amortization of other intangibles	$ 4.8	$ 6.3	$ (1.5)	(23.8)%	$ 6.3	$ 8.7	$ (2.4)	(27.6)%
Percentage of net revenue	0.4 %	0.6 %			0.6 %	0.8 %		
Restructuring and related charges	$ 0.7	$ 13.6	$ (12.9)	(94.9)%	$ 13.6	$ 12.1	$ 1.5	12.4 %
Percentage of net revenue	0.1 %	1.4 %			1.4 %	1.2 %		
Loss on convertible note modification	$ —	$ —	$ —	— %	$ —	$ (2.2)	$ 2.2	NM
Percentage of net revenue	— %	— %			— %	(0.2)%		
Interest and other income, net	$ 11.1	$ 21.7	$ (10.6)	(48.8)%	$ 21.7	$ 7.6	$ 14.1	185.5 %
Percentage of net revenue	1.1 %	2.2 %			2.2 %	0.7 %		
Interest expense	$ (30.0)	$ (30.9)	$ 0.9	(2.9)%	$ (30.9)	$ (27.1)	$ (3.8)	14.0 %
Percentage of net revenue	(2.8)%	(3.1)%			(3.1)%	(2.4)%		
Provision for income taxes	$ 4.4	$ 37.4	$ (33.0)	(88.2)%	$ 37.4	$ 35.2	$ 2.2	6.3 %
Percentage of net revenue	0.4 %	3.8 %			3.8 %	3.2 %		
Equity investment earnings	$ 0.6	$ —	$ 0.6	NM	$ —	$ —	$ —	— %
Percentage of net revenue	— %	— %			— %	— %		

NM - Percentage change not considered meaningful

Foreign Currency Impact on Results of Operations

While the majority of our net revenue and operating expenses are denominated in U.S. dollar, a portion of our international operations are denominated in currencies other than the U.S. dollar. Changes in foreign exchange rates may significantly affect revenue and expenses. While we use foreign currency hedging contracts to mitigate some foreign currency exchange risk, these activities are limited in the protection that they provide us and can themselves result in losses. We have presented below “constant dollar” comparisons of our net sales and operating expenses, which exclude the impact of currency exchange rate fluctuations. Constant dollar net revenue and operating expenses are non-GAAP financial measures, which is information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. GAAP. Our management believes these non-GAAP measures, when considered in conjunction with the corresponding U.S. GAAP measures, may facilitate a better understanding of changes in net revenue and operating expenses. While management believes that these non-GAAP financial measures provide useful supplemental information, such adjusted results are not intended to replace our GAAP financial results and should be read in conjunction with those GAAP results.

The Results of Operations are presented in accordance with U.S. GAAP and not using constant dollars. If currency exchange rates had been constant in fiscal 2025 and 2024, our consolidated net revenue in “constant dollars” would have increased from fiscal 2024 to fiscal 2025 by an additional $3.3 million, or 0.3% of net revenue, which primarily impacted our NSE segment. The impact of foreign currency fluctuations on net revenue was not indicative of the impact on net income due to the offsetting foreign currency impact on operating costs and expenses. If currency exchange rates had been constant in fiscal 2025 and 2024, our consolidated operating expenses in “constant dollars” would have increased from fiscal 2024 to fiscal 2025 by an additional $0.1 million.

Refer to Item 7A “Qualitative and Quantitative Disclosures about Market Risk” of this Annual Report on Form 10-K for further details on foreign currency instruments and our related risk management strategies.

Net Revenue

Revenue from our service offerings exceeds 10% of our total consolidated net revenue and is presented separately in our Consolidated Statements of Operations. Service revenue primarily consists of maintenance and support, extended warranty, professional services and post-contract support in addition to other services such as calibration and repair services. When evaluating the performance of our segments, management focuses on total net revenue, gross profit and operating income and not the product or service categories. Consequently, the following discussion of business segment performance focuses on total net revenue, gross profit and operating income consistent with our approach for managing the business.

Net revenue increased $83.9 million, or 8.4%, during fiscal 2025 when compared to fiscal 2024. This increase was primarily from the data center ecosystem for field, lab and production products for fiber and data center buildouts, as well as growth in our aerospace and defense products ($25.2 million contributed by our acquisition of Inertial Labs), which was partially offset by a decline in spend by NEMs and service providers for wireless and cable products. OSP performance slightly improved year-over-year driven by Anti-Counterfeiting and Other products.

Product revenues increased $77.2 million, or 9.2%, during fiscal 2025 when compared to fiscal 2024, driven by volume increases in NSE and OSP.

Service revenues increased $6.7 million, or 4.0%, during fiscal 2025 when compared to fiscal 2024, driven by a volume increase in NSE.

Going forward, we expect to continue to encounter a number of industry and market risks and uncertainties. For example, uncertainty around the timing of our customers' procurement decisions on infrastructure maintenance and upgrades and decisions on new infrastructure investments or uncertainty about speed of adoption of 5G technology at a commercially viable scale. This may limit our visibility, and consequently, our ability to predict future revenue, seasonality, profitability and general financial performance, which could create period-over-period variability in our financial measures and present foreign exchange rate risks. The recent global tariffs implemented could increase our costs and impact our business.

We cannot predict when or to what extent these uncertainties will be resolved. Our revenues, profitability and general financial performance may also be affected by: (a) pricing pressures due to, among other things, a highly concentrated customer base, increasing competition, particularly from Asia-based competitors and a general commoditization trend for certain products; (b) strategic execution challenges arising from competition with larger and more well-resourced competitors; (c) product mix variability in our markets, which affects revenue and gross margin; (d) fluctuations in customer buying patterns, which cause demand, revenue and profitability volatility; (e) the current trend of communication industry consolidation, which is expected to continue, that directly affects our NSE customer base and adds additional risk and uncertainty to our financial and business projections; (f) the impact of ongoing global trade policies, tariffs and sanctions; and (g) regulatory or economic developments and/or technology challenges that slow or change the rate of adoption of 5G, 3D sensing and other emerging secular technologies and platforms.

Revenue by Region

We operate in three geographic regions, including the Americas, Asia-Pacific and Europe Middle East and Africa (EMEA). Net revenue is assigned to the geographic region and country where our product is initially shipped. For example, certain customers may request shipment of our product to a contract manufacturer in one country, which may differ from the location of their end customers.

The following table presents net revenue by the three geographic regions we operate in and net revenue from countries that exceeded 10% of our total net revenue *(in millions)*:

	Years Ended					
	June 28, 2025		June 29, 2024		July 1, 2023	
Americas:						
United States	$ 356.0	32.8 %	$ 325.4	32.5 %	$ 362.9	32.8 %
Other Americas	69.2	6.4 %	65.3	6.6 %	75.2	6.8 %
Total Americas	$ 425.2	39.2 %	$ 390.7	39.1 %	$ 438.1	39.6 %
Asia-Pacific:						
Greater China	$ 215.1	19.8 %	$ 194.0	19.4 %	$ 210.9	19.1 %
Other Asia-Pacific	164.5	15.2 %	152.5	15.2 %	166.6	15.0 %
Total Asia-Pacific	$ 379.6	35.0 %	$ 346.5	34.6 %	$ 377.5	34.1 %
EMEA:	$ 279.5	25.8 %	$ 263.2	26.3 %	$ 290.5	26.3 %
Total net revenue	$ 1,084.3	100.0 %	$ 1,000.4	100.0 %	$ 1,106.1	100.0 %

Net revenue from customers outside the Americas for fiscal 2025, represented 60.8% of net revenue, a decrease of 0.1 percentage points year-over-year. We expect revenue from customers outside of the United States to continue to be an important part of our overall net revenue and an increasing focus for net revenue growth opportunities.

Amortization of Acquired Technologies (Cost of revenues)

Amortization of acquired technologies within Cost of revenues for fiscal 2025 increased $5.7 million, or 41.3%, to $19.5 million from $13.8 million in fiscal 2024. This increase is primarily due to the amortization of intangibles acquired through Inertial Labs, partially offset by certain intangibles becoming fully amortized.

Gross Margin

Gross margin in fiscal 2025 declined 0.3 percentage points to 57.3% from 57.6% in fiscal 2024. This decrease was primarily driven by the increase in amortization of intangibles and amortization of acquisition related inventory step-up, partially offset by higher volume and favorable product mix.

As discussed in more detail under “Net Revenue” above, we sell products in certain markets that are consolidating, undergoing product, architectural and business model transitions, have high customer concentrations, are highly competitive (increasingly due to Asia-Pacific-based competition), are price sensitive and/or are affected by customer seasonal and mix variant buying patterns. We expect these factors to continue to result in variability of our gross margin.

Research and Development

Research and Development (R&D) expense increased $6.8 million, or 3.4%, during fiscal 2025 compared to fiscal 2024. This increase was primarily due to higher variable expenses and incremental cost from the acquisition of Inertial Labs, partially offset by a one-time R&D tax credit catch-up. As a percentage of net revenue, R&D decreased 0.9 percentage points during fiscal 2025 when compared to fiscal 2024.

We believe that continuing our investments in R&D is critical to attaining our strategic objectives. We plan to continue to invest in R&D and new products that will further differentiate us in the marketplace.

Selling, General and Administrative

Selling, General and Administrative (SG&A) expense increased $16.1 million, or 4.8%, in fiscal 2025 compared to fiscal 2024. This increase was primarily due to higher variable expenses, higher acquisition and integration related charges and higher stock-based compensation. As a percentage of net revenue, SG&A decreased 1.1 percentage points in fiscal 2025 when compared to 2024.

We intend to continue to focus on reducing our SG&A expense as a percentage of net revenue. However, we have in the recent past experienced, and may continue to experience in the future, certain charges unrelated to our core operating performance, such as acquisitions and integration related expenses and litigation expenses, which could increase our SG&A expense and potentially impact our profitability expectations in any particular quarter.

Amortization of Other Intangibles (Operating expenses)

Amortization of intangibles within Operating expenses for fiscal 2025 decreased $1.5 million, or 23.8%, to $4.8 million from $6.3 million in fiscal 2024. This decrease is primarily due to certain intangible assets becoming fully amortized, partially offset by amortization of intangibles acquired through Inertial Labs.

Restructuring

The Company’s restructuring events are primarily intended to reduce costs, consolidate operations, integrate various acquisitions, streamline product manufacturing and address market conditions.

During the fourth quarter of fiscal 2024, management approved a restructuring and workforce reduction plan (the Fiscal 2024 Plan) across various functions intended to improve operational efficiencies and better align the Company’s workforce with current business needs. The Company expects approximately 7% of its global workforce to be affected, impacting both segments and corporate functions. We estimate annualized gross cost savings of approximately $25.0 million excluding any one-time charges as a result of the restructuring activities initiated under the Fiscal 2024 Plan. The Company anticipates the Fiscal 2024 Plan to be substantially complete by the end of the second quarter of fiscal 2026.

The restructuring and workforce reduction plan, initiated in the second quarter of fiscal 2023 (the Fiscal 2023 Plan) across various functions to better align the Company’s workforce with current business needs and strategic growth opportunities, was completed in the first quarter of fiscal 2025. The Fiscal 2023 Plan affected approximately 5% of the Company's workforce and resulted in an estimated annualized gross cost savings of approximately $25.0 million excluding any one-time charges.

As of June 28, 2025, our total restructuring accrual was $3.5 million. During fiscal 2025, we recorded restructuring charges of $0.9 million related to the Fiscal 2024 Plan and a benefit of $0.2 million related to the Fiscal 2023 Plan. During fiscal 2024, we recorded charges of $14.8 million related to the Fiscal 2024 Plan and a benefit of $1.2 million related to the Fiscal 2023 Plan. During fiscal 2023, we recorded restructuring charges of $12.1 million related to the Fiscal 2023 Plan. Restructuring charges consisting of severance, benefit and outplacement costs were recorded to the Restructuring and related charges line within our Consolidated Statements of Operations.

We estimate future cash payments of $3.5 million under the Fiscal 2024 Plan, funded by operating cash flow.

Refer to “Note 13. Restructuring and Related Charges” under Item 8 of this Annual Report on Form 10-K for more information.

Loss on Convertible Note Modification

During fiscal 2023, the Company exchanged $127.5 million principal value of its 1.00% Senior Convertible Notes due 2024 for $132.0 million principal value of its 1.625% Senior Convertible Notes due 2026 and issued $118.0 million principal value of its 1.625% Senior Convertible Notes due 2026 for cash. The Company incurred $4.2 million of issuance costs related to this exchange, of which $2.2 million of the issuance costs were recorded as Loss on convertible note modification in the Consolidated Statements of Operations. The remaining issuance costs of $2.0 million were capitalized within Long-term debt (as a contra-balance) on the Consolidated Balance Sheets and are being amortized as an adjustment to interest expense on a straight-line basis until maturity.

Interest and Other Income, Net

Interest and other income, net was $11.1 million in fiscal 2025 as compared to $21.7 million in fiscal 2024. This $10.6 million decrease was primarily driven by a legal settlement in our favor in the amount of $7.3 million in fiscal 2024 and a decrease in interest income due to lower cash balances and lower yields compared to fiscal 2024.

Interest Expense

Interest expense decreased $0.9 million, or 2.9%, during fiscal 2025 compared to fiscal 2024. This decrease was primarily driven by lower outstanding debt when compared to fiscal 2024.

Provision for Income Tax

We recorded an income tax provision of $4.4 million for fiscal 2025. The expected tax provision derived by applying the federal statutory rate to our income before income taxes for fiscal 2025 differed from the income tax expense recorded primarily due to valuation allowances in addition to withholding taxes, foreign tax rates higher than the federal statutory rate and the U.S. inclusion of foreign earnings.

Based on a jurisdiction-by-jurisdiction review of anticipated future income and due to the continued economic uncertainty in the industry, management has determined that in the U.S., it is more likely than not that our net deferred tax assets will not be realized. During fiscal 2025, the valuation allowance for deferred tax assets decreased by $69.7 million, which was primarily due to the increase in the deferred tax liability that resulted from the acquisition of Inertial Labs and its intangible assets, and the expiration of federal NOLs in the U.S.

The decrease in income tax provision of $33.0 million or 88.2% during fiscal 2025 was due primarily to a $25.0 million release of valuation allowance related to our acquisition of Inertial Labs and a $7.5 million release of state income tax reserves due to the lapse in the statute of limitations.

We are routinely subject to various federal, state and foreign audits by taxing authorities. We believe that adequate amounts have been provided for any adjustments that may result from these examinations.

On July 4, 2025, the One Big Beautiful Bill Act (OBBBA), which includes a broad range of tax reform provisions, was signed into law in the United States. The effect of OBBBA will be recorded in the first quarter of fiscal 2026, as a change in tax law is accounted for in the period of enactment. We are currently evaluating the provisions of OBBBA, however we currently do not expect the OBBBA to have a material impact on our annual effective tax rate in fiscal 2026.

Operating Segment Information

Information related to our operating segments was as follows (*in millions*):

	2025	2024	Change	Percentage Change	2024	2023	Change	Percentage Change
NSE								
Net revenue	$776.6	$702.0	$ 74.6	10.6 %	$702.0	$801.2	$ (99.2)	(12.4)%
Gross profit	487.9	439.6	48.3	11.0 %	439.6	510.2	(70.6)	(13.8)%
Gross margin	62.8 %	62.6 %			62.6 %	63.7 %		
Operating income	$ 41.6	$ 8.0	$ 33.6	420.0 %	$ 8.0	$ 61.2	$ (53.2)	(86.9)%
Operating margin	5.4 %	1.1 %			1.1 %	7.6 %		
OSP								
Net revenue	$307.7	$298.4	$ 9.3	3.1 %	$298.4	$304.9	$ (6.5)	(2.1)%
Gross profit	163.5	154.9	8.6	5.6 %	154.9	158.6	(3.7)	(2.3)%
Gross margin	53.1 %	51.9 %			51.9 %	52.0 %		
Operating income	$112.3	$107.0	$ 5.3	5.0 %	$107.0	$111.3	$ (4.3)	(3.9)%
Operating margin	36.5 %	35.9 %			35.9 %	36.5 %		

Network and Service Enablement

NSE net revenue increased $74.6 million, or 10.6% during fiscal 2025 when compared to fiscal 2024. This increase was primarily driven by higher volume in Lab and Production, Aerospace and Defense ($25.2 million contributed by our acquisition of Inertial Labs), partially offset by lower volume in Wireless.

NSE gross margin increased by 0.2 percentage points during fiscal 2025 to 62.8% from 62.6% in fiscal 2024. This increase was primarily due to higher volume and favorable product mix.

NSE operating margin increased by 4.3 percentage points during fiscal 2025 to 5.4% from 1.1% in fiscal 2024, primarily driven by higher volume and a one-time R&D tax credit catch-up.

Optical Security and Performance Products

OSP net revenue increased $9.3 million, or 3.1%, during fiscal 2025 when compared to fiscal 2024. This increase was primarily driven by higher Anti-Counterfeiting and Other revenues, partially offset by a decrease in 3D sensing revenue.

OSP gross margin increased by 1.2 percentage point during fiscal 2025 to 53.1% from 51.9% in fiscal 2024 primarily due to higher volume.

OSP operating margin increased by 0.6 percentage points during fiscal 2025 to 36.5% from 35.9% in fiscal 2024, primarily due to the aforementioned increase in gross margin.

Liquidity and Capital Resources

We believe our existing liquidity and sources of liquidity, namely operating cash flows, credit facility capacity and access to capital markets, will continue to be adequate to meet our liquidity needs, including but not limited to, contractual obligations, working capital and capital expenditure requirements, financing strategic initiatives, funding debt maturities and executing purchases under our share repurchase program over the next twelve months and beyond. However, there are a number of factors that could positively or negatively impact our liquidity position, including:

- Global economic conditions which affect demand for our products and services and impact the financial stability of our suppliers and customers;
- The pending close of our acquisition of Spirent’s HSE, network security and CE businesses and the related Term Loan B, which has been priced and allocated, with funding contingent upon closing;
- Changes in accounts receivable, inventory or other operating assets and liabilities which affect our working capital;
- Increase in capital expenditure to support the revenue growth opportunity of our business;
- Changes in customer payment terms and patterns, which typically results in customers delaying payments or negotiating favorable payment terms to manage their own liquidity positions;
- Timing of payments to our suppliers;
- Factoring or sale of accounts receivable;
- Volatility in fixed income and credit markets which impact the liquidity and valuation of our investment portfolios;
- Volatility in credit markets that impact our ability to obtain additional financing on favorable terms or at all;
- Volatility in foreign exchange markets which impacts our financial results;
- Possible investments or acquisitions of complementary businesses, products or technologies;
- Principal payment obligations of our 1.625% Senior Convertible Notes due 2026, and our 3.75% Senior Notes due 2029 (together the “Notes”) and covenants that restrict our debt level and credit facility capacity;
- Issuance or repurchase of debt which may include open market purchases of our 2026 Notes and/or 2029 Notes prior to their maturity;
- Issuance or repurchase of our common stock or other equity securities;
- Challenges in repatriating funds from certain foreign jurisdictions;
- Factors beyond our control that may impact timing of and/or appropriation of government funding for certain of our strategic research and development programs;
- Potential funding of pension liabilities either voluntarily or as required by law or regulation;
- Compliance with covenants and other terms and conditions related to our financing arrangements; and
- The risks and uncertainties detailed under Item 1A “Risk Factors” section of this Annual Report on Form 10-K.

Cash and Cash Equivalents and Short-Term Investments

Our cash and cash equivalents and short-term investments consist mainly of investments in institutional money market funds and short-term deposits at major global financial institutions. Our strategy is focused on capital preservation and supporting our liquidity requirements that meet high credit quality standards, as specified in our investment policy approved by the Audit Committee of our Board of Directors. Our investments in debt securities and marketable equity securities are primarily classified as available for sale or trading assets and are recorded at fair value. The cost of securities sold is based on the specific identification method. Unrealized gains and losses on available-for-sale investments are recorded as Other comprehensive income (loss) and are reported as a separate component of stockholders' equity. As of June 28, 2025, U.S. subsidiaries owned approximately 23.7% of our cash and cash equivalents, short-term investments and restricted cash.

As of June 28, 2025, the majority of our cash investments have maturities of 90 days or less and are of high credit quality. Nonetheless we could realize investment losses under adverse market conditions. During the twelve months ended June 28, 2025, we have not realized material investment losses but can provide no assurance that the value or the liquidity of our investments will not be impacted by adverse conditions in the financial markets. In addition, we maintain cash balances in operating accounts with third-party financial institutions. These balances in the U.S. may exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. While we monitor the cash balances in our operating accounts and adjust as appropriate, these cash balances could be impacted if the underlying financial institutions fail.

Senior Secured Asset-Based Revolving Credit Facility

On December 30, 2021, we entered into a credit agreement (the Credit Agreement) with Wells Fargo Bank, National Association (Wells Fargo) as administrative agent and other lender related parties. The Credit Agreement provides for a senior secured asset-based revolving credit facility in a maximum aggregate amount of $300.0 million, which matures on December 30, 2026. The Credit Agreement also provides that, under certain circumstances, we may increase the aggregate amount of revolving commitments thereunder by an aggregate amount of up to $100.0 million so long as certain conditions are met. The Company is currently considering reducing the commitment under the Senior Secured Asset-Based Revolving Credit Facility to $200 million to be in line with borrowing base capacity and extend the maturity.

As of June 28, 2025, we had no borrowings under this facility and our available borrowing capacity was approximately $170.8 million, net of outstanding standby letters of credit of $4.4 million.

Refer to "Note 11. Debt" under Item 8 of this Annual Report on Form 10-K for more information.

Term Loan B

In March 2025, we obtained commitments for a $425 million 7-year term loan facility the proceeds of which would be available, subject to customary conditions, to fund our pending acquisition of Spirent's HSE and network security business from Keysight Technologies, Inc. We subsequently marketed and upsized to a $600 million 7-year term loan facility and successfully allocated the loan to prospective lenders at an initial interest rate of SOFR+2.50% and an original issue price of 99.75%. The incremental $175 million is intended for general corporate purposes. The term loan funding, as upsized, remains subject to customary closing conditions and the satisfaction or waiver of all closing conditions to the pending acquisition.

Cash Flows Year Ended June 28, 2025

As of June 28, 2025, our combined balance of cash and cash equivalents and restricted cash decreased by $49.7 million to $432.1 million from a balance of $481.8 million as of June 29, 2024.

Cash provided by operating activities was $89.8 million, consisting of net income of $34.8 million adjusted for non-cash charges (e.g., depreciation, amortization, stock-based compensation and other non-cash items), and changes in deferred tax balances which totaled $85.2 million, offset by changes in operating assets and liabilities that used $30.2 million. Changes in our operating assets and liabilities related primarily to an increase in accounts receivable of $34.1 million due to billings outpacing collections, a decrease in accrued expenses and other current and non-current liabilities of $13.5 million due primarily to restructuring payments, an increase in inventory of $7.5 million related to demand changes, a decrease in income taxes payable of $6.3 million and an increase in other current and non-current assets of $4.0 million. These were partially offset by an increase in accounts payable of $14.6 million driven by timing of purchases and related payments, an increase in accrued payroll and related expenses of $12.7 million due primarily to variable pay and an increase in deferred revenue of $7.9 million due to timing of support billings and project acceptances.

Cash used in investing activities was $128.4 million, primarily resulting from $121.6 million used for the acquisition of Inertial Labs, $27.8 million used for capital expenditures and $3.0 million investment in a non-marketable equity security, partially offset by $18.9 million net maturities of short-term investments and $5.1 million proceeds from sales of assets.

Cash used in financing activities was $23.6 million, primarily resulting from $16.4 million cash paid to repurchase common stock under our share repurchase program, $13.2 million in withholding tax payments on the vesting of restricted stock and performance-based awards, partially offset by $6.0 million in proceeds from the issuance of common stock under our employee stock purchase plan.

Material Contractual and Cash Obligations

The following summarizes our material contractual obligations at June 28, 2025, and the effect such obligations are expected to have on our liquidity and cash flow over the next five years (*in millions*):

	Payments due by period				
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Asset retirement obligations—expected cash payments	$ 3.9	$ 0.2	$ 1.4	$ 1.1	$ 1.2
Debt:					
2029 3.75% Senior Notes[(1)]	400.0	—	—	400.0	—
2026 1.625% Senior Convertible Notes[(1)]	250.0	250.0	—	—	—
Estimated interest payments	72.6	19.7	30.4	22.5	—
Purchase obligations[(2)]	160.7	141.7	18.5	0.4	0.1
Operating lease obligations[(3)]	41.2	10.6	16.6	6.0	8.0
Non-cancelable leaseback obligations[(2)]	19.9	3.1	5.9	5.3	5.6
Royalty payment	0.2	0.2	—	—	—
Pension and post-retirement benefit payments[(4)]	60.4	7.4	13.0	12.5	27.5
Total	$1,008.9	$ 432.9	$ 85.8	$ 447.8	$ 42.4

(1) Refer to “Note 11. Debt” under Item 8 of this Annual Report on Form 10-K for more information.

(2) Refer to “Note 18. Commitments and Contingencies” under Item 8 of this Annual Report on Form 10-K or more information.

(3) Refer to “Note 12. Leases” under Item 8 of this Annual Report on Form 10-K for more information.

(4) Refer to “Note 17. Employee Pension and Other Benefit Plans” under Item 8 of this Annual Report on Form 10-K for more information.

Purchase obligations represent legally-binding commitments to purchase inventory and other commitments made in the normal course of business to meet operational requirements. Of the $160.7 million of purchase obligations as of June 28, 2025, $75.7 million are related to inventory and the other $85.0 million are non-inventory items.

As of June 28, 2025, our other non-current liabilities primarily relate to asset retirement obligations, pension and financing obligations which are presented in various lines in the preceding table.

Share Repurchase Program

During fiscal 2025, we repurchased 2.0 million shares of our common stock outstanding for $16.4 million pursuant to our 2022 Share Repurchase Plan. As of June 28, 2025, the Company had remaining authorization of $198.4 million for future share repurchases under the 2022 Repurchase Plan.

Refer to “Note 15. Stockholders Equity” under Item 8 of this Annual Report on Form 10-K for more information.

Employee Defined Benefit Plans and Other Post-retirement Benefits

We sponsor significant qualified and non-qualified pension plans for certain past and present employees in the U.K. and Germany. These plans have been closed to new participants and no additional service costs are being accrued, except for certain plans in Germany assumed in connection with an acquisition during fiscal 2010.

As of June 28, 2025, the U.K. plan is fully funded. During each of fiscal 2025 and fiscal 2024, we contributed £1.0 million or approximately $1.3 million to the U.K. pension plan. These contributions allowed us to comply with regulatory funding requirements.

As of June 28, 2025, our German pension plans, which were initially established as unfunded or “pay-as-you-go” plans, were underfunded by $59.6 million since the projected benefit obligation (PBO) exceeded the fair value of plan assets. We anticipate future annual outlays related to the German plans will approximate estimated future benefit payments. These future benefit payments have been estimated based on the same actuarial assumptions used to measure our PBO and currently are forecasted to range between $4.3 million and $5.9 million per annum.

We also are responsible for the non-pension post-retirement benefit obligation assumed from a past acquisition with a liability of $0.3 million.

Recently Issued Accounting Pronouncements

Refer to “Note 2. Recently Issued Accounting Pronouncements” under Item 8 of this Annual Report on Form 10-K, regarding the effect of certain recent accounting pronouncements on our Consolidated Financial Statements.

Critical Accounting Estimates

Our Consolidated Financial Statements have been prepared in accordance with U.S. GAAP, which requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, net revenue and expenses, and the disclosure of contingent assets and liabilities. Our estimates are based on historical experience and assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. We believe that the accounting estimates employed and the resulting balances are reasonable; however, actual results may differ from these estimates and such differences may be material. Refer to “Note 1. Basis of Presentation” under Item 8 of this Annual Report on Form 10-K, for a discussion of the estimates used in preparation of our Consolidated Financial Statements.

For contingent purchase consideration, the fair value of such earn-out liabilities are generally determined using a Monte Carlo Simulation that includes significant unobservable inputs such as the projected revenues of the acquired business over the earn-out period. The fair value of contingent consideration liabilities is remeasured at each reporting period at the estimated fair value based on the inputs on the date of remeasurement. The estimates used to determine the fair value of the contingent consideration liability are subject to significant judgment and given the inherent uncertainties in making these estimates, actual results are likely to differ from the amounts originally recorded and could be materially different.

For our Pension accounting, significant judgment is required in actuarial assumption used when establishing the discount rate for the net periodic cost and the PBO calculations. Changes in the discount rate impact the interest cost component of the net periodic benefit cost calculation and PBO due to the fact that the PBO is calculated on a net present value basis. Decreases in the discount rate will generally increase pre-tax cost, recognized expense and the PBO. Increases in the discount rate tend to have the opposite effect. We estimate a 50-basis point decrease or increase in the discount rate would cause a corresponding increase or decrease, respectively, in the PBO of approximately $4.0 million based upon data as of June 28, 2025.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

We use foreign exchange forward contracts to hedge foreign currency risk associated with foreign currency denominated monetary assets and liabilities, primarily certain short-term intercompany receivables and payables. Our foreign exchange forward contracts are accounted for as derivatives whereby the fair value of the contracts are reflected as other current assets or other current liabilities and the associated gains and losses are reflected in Interest and other income, net in the Consolidated Statements of Operations. Our hedging programs reduce, but do not eliminate, the impact of currency exchange rate movements. The gains and losses on those derivatives are expected to be offset by re-measurement gains and losses on the foreign currency denominated monetary assets and liabilities.

As of June 28, 2025, we had forward contracts that were effectively closed but not settled with the counterparties by fiscal year end. Therefore, the fair value of these contracts of $4.9 million and $3.1 million is reflected as Prepayments and other current assets and Other current liabilities on the Consolidated Balance Sheets, respectively.

The forward contracts outstanding and not effectively closed, with a term of less than 120 days, were transacted near fiscal year ends; therefore, the fair value of the contracts was minimal as of June 28, 2025 and June 29, 2024. As of June 28, 2025 and June 29, 2024, the notional amounts of the forward contracts that we held to purchase foreign currencies were $60.4 million and $81.9 million, respectively, and the notional amounts of forward contracts that we held to sell foreign currencies were $24.1 million and $26.8 million, respectively.

The counterparties to these hedging transactions are creditworthy multinational banks. The risk of counterparty nonperformance associated with these contracts is not considered to be material. Notwithstanding our efforts to mitigate some foreign exchange risks, we do not hedge all of our foreign currency exposures, and there can be no assurances that our mitigating activities related to the exposures that we do hedge will adequately protect us against the risks associated with foreign currency fluctuations.

Investments

The majority of our investments have maturities of 90 days or less. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investments as a result of changes in interest rates. Changes in interest rates can affect the interest earned on our investments.

We seek to mitigate the credit risk of investments by holding high-quality, investment-grade debt instruments. We also seek to mitigate marketability risk by holding only highly liquid securities with active secondary or resale markets. However, the investments may decline in value or marketability due to changes in perceived credit quality or changes in market conditions.

As of June 28, 2025, the Company’s short-term investments of $1.7 million were primarily related to the deferred compensation plan, of which $1.6 million was invested in equity securities.

Debt

The fair value of our 2029 Notes is subject to interest rate risk while the fair value of our 2026 Notes is subject to interest rate and market price risk due to the convertible feature of the Notes and other factors. Generally, the fair value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The fair value of the 2026 Notes may also increase as the market price of our stock rises and decrease as the market price of our stock falls. Changes in interest rates and our stock price in the case of convertible notes affect the fair value of the Notes but does not impact our financial position, cash flows or results of operations.

Based on quoted market prices, as of June 28, 2025, the fair value of the 2026 Notes was $252.0 million and the fair value of the 2029 Notes was $373.6 million. As of June 28, 2025, the carrying value of the 2026 Notes was $246.2 million and the carrying value of the 2029 Notes was $396.3 million. Refer to “Note 11. Debt” under Item 8 of this Annual Report on Form 10-K for more information.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Viavi Solutions Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Viavi Solutions Inc. and its subsidiaries (the "Company") as of June 28, 2025 and June 29, 2024, and the related consolidated statements of operations, of comprehensive income (loss), of stockholders' equity and of cash flows for each of the three years in the period ended June 28, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of June 28, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 28, 2025 and June 29, 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 28, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 28, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded Inertial Labs, Inc. ("Inertial Labs") from its assessment of internal control over financial reporting as of June 28, 2025 because it was acquired by the Company in a purchase business combination during 2025. We have also excluded Inertial Labs from our audit of internal control over financial reporting. Inertial Labs is a wholly-owned subsidiary whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting represent 2.1% and 2.3%, respectively, of the related consolidated financial statement amounts as of and for the year ended June 28, 2025.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition - Network and Service Enablement Reportable Segment

As described in Notes 1 and 19 to the consolidated financial statements, the Company had $1,084.3 million of total net revenue for the year ended June 28, 2025, of which $776.6 million related to the Network and Service Enablement reportable segment. Revenue is recognized at the point in time control is transferred to the customer. For hardware sales, transfer of control to the customer typically occurs at the point the product is shipped or delivered to the customer's designated location. For software license sales, transfer of control to the customer typically occurs upon shipment, electronic delivery, or when the software is available for download by the customer. For sales of implementation service and solution contracts or in instances where software is sold along with essential installation services, transfer of control occurs and revenue is typically recognized upon customer acceptance.

The principal consideration for our determination that performing procedures relating to revenue recognition for the Network and Service Enablement reportable segment is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the recognition of revenue for the Network and Service Enablement reportable segment. These procedures also included, among others, for the Network and Service Enablement reportable segment (i) testing the revenue recognized, on a sample basis, by obtaining and inspecting source documents, such as contracts, invoices, evidence of transfer of control, and payment receipts, and recalculating revenue recognized; (ii) confirming outstanding customer invoice balances as of June 28, 2025, on a sample basis, and, for confirmations not returned, obtaining and inspecting source documents, such as contracts, invoices, evidence of transfer of control, subsequent payment receipts, and other source documents to support collectability of outstanding customer invoice balances; (iii) testing the issuance of credit memos, on a sample basis, by obtaining and inspecting source documents, such as credit memos, original invoices, and re-issued invoices; and (iv) testing the timing of revenue recognition, on a sample basis, for revenue transactions that occurred near period end by obtaining and inspecting source documents, such as invoices, evidence of transfer of control, and payment receipts.

Acquisition of Inertial Labs – Valuation of Contingent Consideration and Developed Technology Acquired

As described in Notes 1 and 5 to the consolidated financial statements, on January 28, 2025, the Company completed the acquisition of Inertial Labs for total purchase consideration of $270.6 million. The total purchase consideration included contingent consideration of up to $175.0 million, payable upon the achievement of certain revenue targets. As of the acquisition date, the fair value of the contingent consideration was $116.2 million. The fair value of the contingent consideration is determined using a Monte Carlo model that includes significant unobservable inputs such as the projected revenues of the acquired business over the earn-out period. Of the acquired intangible assets, $102.0 million related to developed technology. Management valued the developed technology acquired using the multi-period excess earnings method under the income approach. Significant assumptions used in the discounted cash flow analysis include projected revenues, discount rate, and technology obsolescence rate.

The principal considerations for our determination that performing procedures relating to the valuation of contingent consideration and developed technology in the acquisition of Inertial Labs is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the contingent consideration and developed technology acquired; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to (a) projected revenues for the contingent consideration and (b) projected revenues, discount rate, and technology obsolescence rate for the developed technology acquired; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management's valuation of the contingent consideration and developed technology acquired. These procedures also included, among others (i) reading the purchase agreement; (ii) testing management's process for developing the fair value estimate of the contingent consideration and developed technology acquired; (iii) evaluating the appropriateness of the Monte Carlo model and multi-period excess earnings method used by management; (iv) testing the completeness and accuracy of the underlying data used in the Monte Carlo model and multi-period excess earnings method; and (v) evaluating the reasonableness of the significant assumptions used by management related to (a) projected revenues for the contingent consideration and (b) projected revenues, discount rate, and technology obsolescence rate for the developed technology acquired. Evaluating management's assumptions related to the projected revenues for the contingent consideration and developed technology acquired involved considering (i) the current and past performance of the Inertial Labs business; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the Monte Carlo model and multi-period excess earnings method and (ii) the reasonableness of the discount rate and technology obsolescence rate assumptions for the developed technology acquired.

/s/ PricewaterhouseCoopers LLP

Phoenix, Arizona
August 11, 2025

We have served as the Company's auditor since 2005.

VIAVI SOLUTIONS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)

	Years Ended		
	June 28, 2025	June 29, 2024	July 1, 2023
Revenues:			
Product revenue	$ 912.0	$ 834.8	$ 936.1
Service revenue	172.3	165.6	170.0
Total net revenue	1,084.3	1,000.4	1,106.1
Cost of revenues:			
Product cost of revenue	366.2	335.2	364.9
Service cost of revenue	77.5	75.5	77.8
Amortization of acquired technologies	19.5	13.8	24.6
Total cost of revenues	463.2	424.5	467.3
Gross profit	621.1	575.9	638.8
Operating expenses:			
Research and development	208.7	201.9	206.9
Selling, general and administrative	349.4	333.3	328.7
Amortization of other intangibles	4.8	6.3	8.7
Restructuring and related charges	0.7	13.6	12.1
Total operating expenses	563.6	555.1	556.4
Income from operations	57.5	20.8	82.4
Loss on convertible note modification (Note 11)	—	—	(2.2)
Interest and other income, net	11.1	21.7	7.6
Interest expense	(30.0)	(30.9)	(27.1)
Income before income taxes and equity investment earnings	38.6	11.6	60.7
Provision for income taxes	4.4	37.4	35.2
Equity investment earnings	0.6	—	—
Net income (loss)	$ 34.8	$ (25.8)	$ 25.5
Net income (loss) per share:			
Basic	$ 0.16	$ (0.12)	$ 0.11
Diluted	$ 0.15	$ (0.12)	$ 0.11
Shares used in per-share calculations:			
Basic	222.5	222.6	224.6
Diluted	225.7	222.6	226.6

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

VIAVI SOLUTIONS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions)

	Years Ended		
	June 28, 2025	June 29, 2024	July 1, 2023
Net income (loss)	$ 34.8	$ (25.8)	$ 25.5
Other comprehensive income (loss):			
Net change in cumulative translation adjustment, net of tax	33.9	(6.0)	18.8
Net change in available-for-sale investments, net of tax:			
Unrealized holding losses arising during period	—	—	(0.3)
Net change in defined benefit obligation, net of tax:			
Unrealized actuarial gains (losses) arising during period	0.1	(2.1)	2.0
Amortization of actuarial losses (gains)	0.2	0.1	(0.1)
Net change in accumulated other comprehensive income (loss)	34.2	(8.0)	20.4
Comprehensive income (loss)	$ 69.0	$ (33.8)	$ 45.9

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

VIAVI SOLUTIONS INC.
CONSOLIDATED BALANCE SHEETS
(in millions, except share and par value data)

	June 28, 2025	June 29, 2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 423.6	$ 471.3
Short-term investments	1.7	19.9
Restricted cash	3.7	5.0
Accounts receivable, net	261.0	213.1
Inventories, net	117.9	96.5
Prepayments and other current assets	77.3	70.7
Total current assets	885.2	876.5
Property, plant and equipment, net	231.9	228.2
Goodwill, net	595.7	452.9
Intangibles, net	131.6	38.2
Deferred income taxes	87.2	82.5
Other non-current assets	62.2	58.0
Total assets	$ 1,993.8	$ 1,736.3
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 68.8	$ 50.4
Accrued payroll and related expenses	63.6	48.2
Deferred revenue	74.1	65.7
Accrued expenses	28.7	25.3
Short-term debt	246.2	—
Other current liabilities	108.3	57.5
Total current liabilities	589.7	247.1
Long-term debt	396.3	636.0
Other non-current liabilities	227.6	171.6
Total liabilities	1,213.6	1,054.7
Commitments and contingencies (Note 18)		
Stockholders' equity:		
Preferred stock, $0.001 par value; 1 million shares authorized, no shares issued or outstanding at June 28, 2025 and June 29, 2024	—	—
Common stock, $0.001 par value; 1 billion shares authorized; 223 million shares at June 28, 2025 and 222 million shares at June 29, 2024, issued and outstanding	0.2	0.2
Additional paid-in capital	70,517.9	70,471.9
Accumulated deficit	(69,628.1)	(69,646.5)
Accumulated other comprehensive loss	(109.8)	(144.0)
Total stockholders' equity	780.2	681.6
Total liabilities and stockholders' equity	$ 1,993.8	$ 1,736.3

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

VIAVI SOLUTIONS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended		
	June 28, 2025	June 29, 2024	July 1, 2023
OPERATING ACTIVITIES:			
Net income (loss)	$ 34.8	$ (25.8)	$ 25.5
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation expense	38.4	38.6	36.2
Amortization of acquired technologies and other intangibles	24.3	20.1	33.3
Stock-based compensation	53.1	49.4	51.2
Amortization of debt issuance costs and accretion of debt discount	7.3	7.5	4.2
Net change in fair value of contingent liabilities	(8.3)	(9.5)	(4.6)
Loss on convertible note debt modification	—	—	2.2
Deferred taxes, net	(28.4)	0.3	4.8
Amortization of acquisition related inventory step-up	4.3	—	—
Restructuring	0.7	13.6	12.1
Gain on legal settlement	—	—	(6.7)
Other	(6.2)	5.5	5.6
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(34.1)	13.9	37.4
Inventories	(7.5)	10.5	(10.7)
Other current and non-currents assets	(4.0)	(2.1)	10.3
Accounts payable	14.6	3.2	(9.4)
Income taxes payable	(6.3)	1.6	(2.0)
Deferred revenue, current and non-current	7.9	(8.8)	(2.1)
Accrued payroll and related expenses	12.7	(4.6)	(25.8)
Accrued expenses and other current and non-current liabilities	(13.5)	3.0	(47.4)
Net cash provided by operating activities	89.8	116.4	114.1
INVESTING ACTIVITIES:			
Purchases of short-term investments	(148.8)	(225.1)	(13.1)
Maturities of short-term investments	167.7	219.6	—
Acquisitions, net of cash acquired and other	(120.9)	—	(67.3)
Purchase price adjustment related to business acquisition	(0.7)	—	(0.7)
Capital expenditures	(27.8)	(19.5)	(51.1)
Proceeds from the sale of assets	5.1	3.4	5.1
Other investing activities	(3.0)	—	—
Net cash used in investing activities	(128.4)	(21.6)	(127.1)
FINANCING ACTIVITIES:			
Proceeds from issuance of debt	—	—	118.0
Payment of debt issuance costs	—	—	(4.2)
Repurchase and retirement of common stock	(16.4)	(20.0)	(83.9)
Payment of financing obligations	(0.2)	(0.2)	(0.1)
Retirement of convertible notes upon maturity	—	(96.4)	(68.1)
Proceeds from exercise of employee stock options and employee stock purchase plan	6.0	6.3	7.9
Withholding tax payment on vesting of restricted stock awards	(13.2)	(11.1)	(11.8)
Payment of acquisition related contingent consideration and obligations	—	(4.3)	(7.8)
Other financing activities	0.2	—	—
Net cash used in financing activities	(23.6)	(125.7)	(50.0)
Effect of exchange rates on cash, cash equivalents and restricted cash	12.5	(2.9)	5.8
Net decrease in cash, cash equivalents and restricted cash	(49.7)	(33.8)	(57.2)
Cash, cash equivalents and restricted cash at beginning of period[1]	481.8	515.6	572.8
Cash, cash equivalents and restricted cash at end of period[2]	$ 432.1	$ 481.8	$ 515.6
Supplemental disclosure of cash flow information			
Cash paid for interest	$ 22.9	$ 23.9	$ 22.0
Cash paid for income taxes, net of refunds	$ 29.5	$ 30.9	$ 47.5

[1] These amounts include both current and non-current balances of restricted cash totaling $10.5 million, $9.1 million and $12.9 million as of June 29, 2024, July 1, 2023, and July 2, 2022, respectively.

[2] These amounts include both current and non-current balances of restricted cash totaling $8.5 million, $10.5 million and $9.1 million as of June 28, 2025, June 29, 2024 and July 1, 2023, respectively.

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

VIAVI SOLUTIONS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in millions)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount				
Balance at July 2, 2022	226.4	$ 0.2	$ 70,370.2	$ (69,542.3)	$ (156.4)	$ 671.7
Net income	—	—	—	25.5	—	25.5
Other comprehensive income	—	—	—	—	20.4	20.4
Shares issued under employee stock plans, net of tax effects	2.4	—	(3.9)	—	—	(3.9)
Stock-based compensation	—	—	51.2	—	—	51.2
Repurchase of common stock	(7.3)	—	(0.3)	(83.9)	—	(84.2)
Convertible note modification (Note 11)	—	—	10.1	—	—	10.1
Balance at July 1, 2023	221.5	$ 0.2	$ 70,427.3	$ (69,600.7)	$ (136.0)	$ 690.8
Net loss	—	—	—	(25.8)	—	(25.8)
Other comprehensive loss	—	—	—	—	(8.0)	(8.0)
Shares issued under employee stock plans, net of tax effects	2.7	—	(4.8)	—	—	(4.8)
Stock-based compensation	—	—	49.4	—	—	49.4
Repurchase of common stock	(2.3)	—	—	(20.0)	—	(20.0)
Balance at June 29, 2024	221.9	$ 0.2	$ 70,471.9	$ (69,646.5)	$ (144.0)	$ 681.6
Net income	—	—	—	34.8	—	34.8
Other comprehensive income	—	—	—	—	34.2	34.2
Shares issued under employee stock plans, net of tax effects	3.3	—	(7.2)	—	—	(7.2)
Stock-based compensation	—	—	52.9	—	—	52.9
Repurchase of common stock	(2.0)	—	0.3	(16.4)	—	(16.1)
Balance at June 28, 2025	223.2	$ 0.2	$ 70,517.9	$ (69,628.1)	$ (109.8)	$ 780.2

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

Note 1. Basis of Presentation

Description of Business

Viavi Solutions, Inc. (VIAVI, also referred to as the Company, we, our and us), is a global provider of network test, monitoring and assurance solutions for telecommunications, cloud, enterprises, first responders, military, aerospace and critical infrastructure. VIAVI is also a leader in optical processing technologies for anti-counterfeiting, 3D sensing, aerospace, automotive and industrial applications.

Fiscal Years

The Company utilizes a 52-53 week fiscal year ending on the Saturday closest to June 30th. The Company's 2025, 2024 and 2023 fiscal years were 52-week years ending on June 28, 2025, June 29, 2024, and July 1, 2023, respectively.

Principles of Consolidation

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and include the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated.

Use of Estimates

The preparation of the Company's Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that effect the reported amount of assets and liabilities at the date of the financial statements, the reported amount of net revenue and expenses and the disclosure of commitments and contingencies during the reporting periods. Estimates are based on historical factors, current circumstances and the experience and judgment of management. Under changed conditions the Company's reported financial positions or results of operations may be materially impacted when using different estimates and assumptions, particularly with respect to significant accounting policies. If estimates or assumptions differ from actual results, subsequent periods are adjusted to reflect more readily available information.

Cash and Cash Equivalents

The Company considers highly liquid instruments such as treasury bills, commercial paper and other money market instruments with original maturities of 90 days or less at the time of purchase to be cash equivalents.

Restricted Cash

At June 28, 2025 and June 29, 2024, the Company's short-term restricted cash balances were $3.7 million and $5.0 million, respectively. The Company's long-term restricted cash balances, included in Other non-current assets on the Consolidated Balance Sheets, were $4.9 million and $5.5 million as of June 28, 2025 and June 29, 2024, respectively. These balances primarily include interest-bearing investments in bank deposit and money market funds which act as collateral supporting the issuance of standby letters of credit and performance bonds for the benefit of third parties. Refer to "Note 18. Commitments and Contingencies" for more information.

Investments

The Company's investments in debt securities are classified as available for sale investments, recorded at fair value. The cost of securities sold is based on the specific identification method. Unrealized gains and losses resulting from changes in fair value on available-for-sale investments, net of tax, are reported as a component of Accumulated other comprehensive loss on the Consolidated Balance Sheets.

The Company periodically reviews investments in debt securities for impairment. If a debt security's fair value is below amortized cost and the Company either intends to sell the security or it is more likely than not that the Company will be required to sell the security before its anticipated recovery, the Company records an other-than-temporary impairment charge to current earnings for the entire amount of the impairment. If a debt security's fair value is below amortized cost and the Company does not expect to recover the entire amortized cost of the security, the Company separates the other-than-temporary impairment into: (i) the portion of the loss related to credit factors, or the credit loss portion; and, (ii) the portion of the loss that is not related to credit factors, or the non-credit loss portion. The credit loss portion is recorded as an allowance to credit loss through Interest and other income, net, in the Consolidated Statements of Operations and the non-credit loss portion is recorded as a component of Accumulated other comprehensive loss on the Consolidated Balance Sheets.

The Company's investments also include fixed term deposits with interest earned recorded as a component of Interest and other income, net, in the Consolidated Statements of Operations.

Equity Investments

The Company accounts for investments in entities for which it does not have a controlling financial interest or majority voting interest but has a significant influence over operating and financial policies, if any, under the equity method of accounting. Earnings and losses from such investments are recorded as Equity investment earnings in the Consolidated Statements of Operations.

Fair Value of Financial Instruments

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. There is an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring the most observable inputs be used when available. Observable inputs are inputs which market participants would use in valuing an asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs which reflect the assumptions market participants would use in valuing an asset or liability.

The three levels of inputs that may be used to measure fair value are:

- Level 1: includes financial instruments for which quoted market prices for identical instruments are available in active markets. Level 1 assets of the Company include money market funds, U.S. Treasury securities and marketable equity securities as they are traded with sufficient volume and frequency of transactions.
- Level 2: includes financial instruments for which the valuations are based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities. Level 2 instruments of the Company include asset-backed securities, foreign currency forward contracts and debt. To estimate their fair value, the Company utilizes pricing models based on market data. The significant inputs for the valuation model usually include benchmark yields, reported trades, broker and dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data, and industry and economic events.

- Level 3: includes financial instruments for which fair value is derived from valuation-based inputs, that are unobservable and significant to the overall fair value measurement. As of June 28, 2025, the Company's Level 3 assets consist of an investment in a non-marketable equity security in a privately held company. We measure the non-marketable equity security under the Measurement Alternative at cost minus impairment, if any, adjusted for observable price changes in orderly transactions for an identical or similar investment in the same issuer. As of June 29, 2024, the Company did not hold any Level 3 investment securities. The Company's Level 3 liabilities as of June 28, 2025 and June 29, 2024 consist of contingent purchase consideration liabilities related to business acquisitions. The fair value of such earn-out liabilities are generally determined using a Monte Carlo Simulation that includes significant unobservable inputs such as the projected revenues of the acquired business over the earn-out period. The fair value of certain earn-out liabilities is derived using the estimated probability of success of achieving the earn-out milestones discounted to present value. The fair value of contingent consideration liabilities is remeasured at each reporting period at the estimated fair value based on the inputs on the date of remeasurement, with the change in fair value recognized as Selling, general and administrative (SG&A) expense in the Consolidated Statements of Operations.

Inventories

The Company's inventory is valued at standard cost, which approximates actual cost computed on a first-in, first-out basis, not in excess of net realizable value. On a quarterly basis, the Company assesses the value of its inventory and writes down those inventories determined to be obsolete or in excess of its forecasted usage to their market value. The Company's estimates of realizable value are based upon management analysis and assumptions including, but not limited to, forecasted sales levels by product, expected product life cycle, product development plans and future demand requirements. The Company's product line management personnel play a key role in its excess review process by providing updated sales forecasts, managing product transitions and working with manufacturing to minimize excess inventory. Differences between actual market conditions and customer demand to the Company's forecasts, may create favorable or unfavorable inventory positions, and may result in additional inventory write-downs or higher than expected income from operations. The Company's inventory amounts include material, labor and manufacturing overhead costs.

Leases

The Company determines if an arrangement is a lease or contains a lease at inception. Operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date. If the rate implicit in the lease is not readily determinable for our operating leases, the Company uses an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. The lease term is the non-cancelable period of the lease and includes options to extend or terminate the lease when it is reasonably certain that an option will be exercised. Operating right-of-use (ROU) assets are recognized at commencement based on the amount of the initial measurement of the lease liability. Operating ROU assets also include any lease payments made prior to lease commencement and exclude lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

Operating ROU assets are included in Other non-current assets and lease liabilities are included in Other current liabilities and Other non-current liabilities on the Consolidated Balance Sheets. Lease and non-lease components for all leases are accounted for separately. The Company does not recognize ROU assets and lease liabilities for leases with a lease term of twelve months or less.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using a straight-line method, over the estimated useful lives of the assets: building and improvements 5 to 50 years; machinery and equipment 3 to 30 years; and furniture, fixtures, software and office equipment 2 to 10 years.

Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives of the asset or the remaining lease term.

Demonstration units are Company products used for demonstration purposes for existing and prospective customers and are amortized using the straight-line method. These assets are generally not intended to be sold and have an estimated useful life of 3 to 5 years.

Costs related to software acquired, developed or modified solely to meet the Company's internal requirements and for which there are no substantive plans to market are capitalized in accordance with the authoritative guidance on accounting for the costs of computer software developed or obtained for internal use. Only costs incurred after the preliminary planning stage of the project and after management has authorized and committed funds to the project are eligible for capitalization. Costs capitalized for computer software developed or obtained for internal use are included in Property, plant and equipment, net, on the Consolidated Balance Sheets.

Business Combinations

The Company includes the results of operations of the businesses that it acquires from the acquisition date. In allocating the purchase price of a business combination, the Company records all assets acquired and liabilities assumed at fair value as of the date of acquisition, with the excess of the purchase price over the aggregate fair values recorded as goodwill. Additionally, any contingent consideration is recorded at fair value on the acquisition date and classified as a liability. Contingent consideration amounts expected to be paid within one year of the balance sheet date are included in Other current liabilities on the Consolidated Balance Sheets. Contingent consideration amounts expected to be paid more than one year after the balance sheet date are included in Other non-current liabilities on the Consolidated Balance Sheets.

The Company determines the estimated fair values after review and consideration of relevant information, including discounted cash flows, quoted market prices and estimates made by management. The fair value assigned to identifiable intangible assets acquired is based on estimates and assumptions made by management at the time of the acquisition. The Company adjusts the preliminary purchase price allocation, as necessary, during the measurement period of up to one year after the acquisition closing date as it obtains more information as to facts and circumstances existing as of the acquisition date.

Acquisition related costs are recognized separately from the business combination and are expensed as incurred.

Goodwill

Goodwill represents the excess of the purchase price paid over the net fair value of assets acquired and liabilities assumed. The Company tests goodwill for impairment at the reporting unit level at least annually, during the fourth quarter of each fiscal year, or more frequently if events or changes in circumstances indicate that the asset may be impaired.

The accounting guidance provides the Company with the option to perform a qualitative assessment to determine whether further impairment testing is necessary. The qualitative assessment considers events and circumstances that might indicate that a reporting unit's fair value is less than its carry amount. These events and circumstances include, macro-economic conditions, such as a significant adverse change in the Company's operating environment, industry or market considerations; entity-specific events such as increasing costs, declining financial performance, or loss of key personnel, or other events, such as the sale of a reporting unit, adverse regulatory developments or a sustained decrease in the Company's stock price.

If it is determined, as a result of the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative test is required. Otherwise, no further testing is required.

Under the quantitative test, the Company compares the fair value of a reporting unit to its carrying value. If the estimated fair value exceeds book value, goodwill is considered not to be impaired. However, if the fair value of the reporting unit is less than book value, then goodwill will be impaired by the amount that the carrying amount exceeds the fair value, not to exceed the carrying amount of the goodwill.

To estimate the fair value of each reporting unit, a combination of the income and market approach is used. The income approach uses discounted future cash flows in which sales, operating income and cash flow projections are based on assumptions driven by current economic conditions. Key assumptions used in the discounted future cash flow model include, but are not limited to, long-term annual growth rates, terminal growth rates, weighted average cost of capital and the Company's effective tax rate.

The market approach utilizes the Guideline Public Company Method and Guideline Transaction Method to derive fair value. The Guideline Public Company Method determines the fair value of an entity based upon trading multiples calculated using market value of minority interests in publicly-traded companies that are similar to the subject company. The Guideline Transaction Method calculates the fair value of an entity by analyzing recent sales of comparable entities.

Refer to "Note 9. Goodwill" for more information.

Intangible Assets

In connection with the Company's acquisitions, the Company generally recognizes assets for customer relationships, acquired developed technologies, patents, proprietary know-how, trade secrets, in-process research and development (IPR&D) and trademarks and trade names. Finite lived intangible assets are amortized using the straight-line method over the estimated economic useful lives of the assets, which is the period during which expected cash flows support the fair value of such intangible assets. Refer to "Note 10. Acquired Developed Technology and Other Intangibles" for more information.

Long-lived Assets

Long-lived assets, including intangible assets and property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any asset or asset group may not be recoverable. Such an evaluation is performed at the lowest identifiable level of cash flows independent of other assets. An impairment loss would be recognized when estimated undiscounted future cash flows generated from the assets are less than their carrying amount. Measurement of an impairment loss would be based on the excess of the carrying amount of the asset or asset group over its estimated fair value. Estimates of future cash flow require significant judgment based on anticipated future operating results, which are subject to variability and change.

Pension and Other Post-retirement Benefits

The funded status of the Company's retirement-related benefit plans is recognized on the Consolidated Balance Sheets. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at fiscal year end, the measurement date. For defined benefit pension plans, the benefit obligation is the projected benefit obligation (PBO) and for the non-pension post-retirement benefit plan the benefit obligation is the accumulated post-retirement benefit obligation (APBO). The PBO represents the actuarial present value of benefits expected to be paid upon its employees' retirement. The APBO represents the actuarial present value of post-retirement benefits attributed to employee services already rendered. Unfunded or partially funded plans, with the benefit obligation exceeding the fair value of plan assets, are aggregated and recorded as a retirement and non-pension post-retirement benefit obligation equal to this excess. The current portion of the retirement-related benefit obligation represents the actuarial present value of benefits payable in the next 12 months in excess of the fair value of plan assets, measured on a plan-by-plan basis. This liability is recorded in Other current liabilities on the Consolidated Balance Sheets.

Net periodic pension cost is recorded in the Consolidated Statements of Operations and includes service cost, interest cost, expected return on plan assets, amortization of prior service cost or credit, and gains or losses previously recognized as a component of Accumulated other comprehensive loss on the Consolidated Balance Sheets. Service cost represents the actuarial present value of participant benefits attributed to services rendered by employees in the current year. Interest cost represents the time value of money cost associated with the passage of time. Gains or losses arise as a result of differences between actual experience and assumptions or as a result of changes in actuarial assumptions. Prior service cost or credit represents the cost of benefit improvements attributable to prior service granted in plan amendments. Gains or losses and prior service cost or credit not recognized as a component of net periodic pension cost in the Consolidated Statements of Operations are recognized as a component of Accumulated other comprehensive loss on the Consolidated Balance Sheets, net of tax. Those gains or losses and prior service cost or credit are subsequently recognized as a component of net periodic pension cost pursuant to the recognition and amortization provisions of the authoritative guidance.

The measurement of the benefit obligation and net periodic pension cost is based on the Company's estimates and actuarial valuations provided by third-party actuaries and are approved by management. These valuations reflect the terms of the plans and use participant-specific information such as compensation, age and years of service, as well as certain assumptions, including estimates of discount rates, expected return on plan assets, rate of compensation increases and mortality rates. The Company evaluates these assumptions periodically but not less than annually. In estimating the expected return on plan assets, the Company considers historical returns on plan assets, diversification of plan investments, adjusted for forward-looking considerations, inflation assumptions and the impact of the active management of the plan's invested assets.

The Company measures its benefit obligation and plan assets using the month-end date of June 30, which is closest to the Company's fiscal year-end.

Concentration of Credit and Other Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, restricted cash, trade receivables and foreign currency forward contracts. The Company's cash and cash equivalents and short-term investments are held in safekeeping by large, creditworthy financial institutions. The Company invests its excess cash primarily in institutional money market funds, short-term deposits and similar short duration high quality, investment grade instruments.

The Company has established guidelines relative to credit ratings, diversification and maturities that seek to maintain the safety and liquidity of these investments. The Company's foreign exchange derivative instruments expose the Company to credit risk to the extent that the counterparties may be unable to meet the terms of the agreements. The Company seeks to mitigate such risk by limiting its counterparties to major financial institutions and by spreading such risk across several major financial institutions. Potential risk of loss with any one counterparty resulting from such risk is monitored by the Company on an ongoing basis.

The Company maintains an allowance for credit losses for estimated losses resulting from the inability of its customers to make required payments. When the Company becomes aware that a specific customer is unable to meet its financial obligations, the Company records a specific allowance to reflect the level of credit risk in the customer's outstanding receivable balance. In addition, the Company records additional allowances based on certain percentages of aged receivable balances. These percentages consider a variety of factors including, but not limited to, current economic trends, historical payment and bad debt write-off experience. The Company classifies bad debt expenses as SG&A expense in the Consolidated Statements of Operations.

The Company is not able to predict changes in the financial stability of its customers. Any material changes in the financial status of any one customer or a group of customers could have a material adverse effect on the Company's results of operations and financial condition. Although such losses have been within management's expectations to date, there can be no assurance that such allowances will continue to be adequate. The Company has significant trade receivables concentrated in the telecommunications industry. While the Company's allowance for credit losses balance is based on historical loss experience along with anticipated economic trends, unanticipated financial instability in the telecommunications industry could lead to higher than anticipated losses.

As of June 28, 2025 and June 29, 2024, there were no customer balances that represented 10% or more of the Company's total accounts receivable, net.

During fiscal 2025, 2024 and 2023, one customer generated 10% or more of total net revenues. Refer to "Note 19. Operating Segments and Geographic Information" for more information.

The Company relies on a limited number of suppliers and contract manufacturers for a number of key components and sub-assemblies contained in the Company's products.

The Company generally uses a rolling twelve-month forecast based on anticipated product orders, customer forecasts, product order history and backlog to determine its materials requirements for any one period. Lead times for the parts and components that the Company orders may vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at any given time. If the forecast does not meet actual demand, the Company may have surplus or dearth of some materials and components, as well as excess inventory purchase commitments. The Company could experience reduced or delayed product shipments or incur additional inventory write-downs and cancellation charges or penalties, which may result in increased costs and have a material adverse impact on the Company's results of operations.

Foreign Currency Forward Contracts

The Company conducts its business and sells its products to customers primarily in North America, Europe, Asia and South America. In the normal course of business, the Company's financial position is routinely subject to market risks associated with foreign currency rate fluctuations due to balance sheet positions in foreign currencies. The Company evaluates foreign exchange risks and utilizes foreign currency forward contracts to reduce such risks, hedging the gains or losses generated by the re-measurement of significant foreign currency-denominated monetary assets and liabilities. The fair value of these contracts is reflected as other current assets or liabilities and the change in fair value of these foreign currency forward contracts is recorded as gain or loss in the Consolidated Statements of Operations as a component of Interest and other income, net. The gain or loss from the change in fair value of these foreign currency forward contracts largely offsets the change in fair value of the foreign currency denominated monetary assets or liabilities, which is also recorded as a component of Interest and other income, net in the Consolidated Statements of Operations.

Foreign Currency Translation

VIAVI transacts business in various foreign currencies. In general, the functional currency of our non-US subsidiaries is the country's local currency. Consequently, the assets and liabilities of non-U.S. subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting translation adjustments directly recorded as a component of Accumulated other comprehensive loss on the Consolidated Balance Sheets. Income and expense accounts are translated at exchange rates from the prior month end, which are deemed to approximate the exchange rate when the income and expense is recognized. Gains and losses from re-measurement of monetary assets and liabilities that are denominated in currencies other than the respective functional currencies are included in the Consolidated Statements of Operations as a component of Interest and other income, net.

Revenue Recognition

The Company derives revenue from a diverse portfolio of network solutions and optical technology products and services, as follows:

- *Products:* Network and Service Enablement (NSE) products include instruments, microprobes and perpetual software licenses that support the development, production, maintenance and optimization of network systems. The Company's Optical Security and Performance (OSP) products include proprietary pigments used for optical security and optical filters used in commercial, government and 3D sensing applications.
- *Services:* The Company also offers a range of product support and professional services, primarily in the NSE segment, designed to comprehensively address customer requirements. These include repair, calibration, extended warranty, software support, technical assistance, training and consulting services. Implementation services provided in conjunction with hardware or software solution projects include sale of the products along with project management, set-up and installation.

Steps of revenue recognition

The Company accounts for revenue in accordance with ASC 606: *Revenue from Contracts with Customers*, in which the following five steps are applied to recognize revenue:

1. *Identify the contract with a customer:* Generally, the Company considers customer purchase orders which, in some cases are governed by master sales or other purchase agreements, to be the customer contract. All of the following criteria must be met before the Company considers an agreement to qualify as a contract with a customer under the revenue standard: (i) it must be approved by all parties; (ii) each party's rights regarding the goods and services to be transferred can be identified; (iii) the payment terms for the goods and services can be identified; (iv) the customer has the ability and intent to pay and collection of substantially all of the consideration is probable; and, (v) the agreement has commercial substance. The Company utilizes judgment to determine the customer's ability and intent to pay, which is based upon various factors including the customer's historical payment experience or credit and financial information and credit risk management measures implemented by the Company.

2. *Identify the performance obligations in the contract:* The Company assesses whether each promised good or service is distinct for the purpose of identifying the various performance obligations in each contract. Promised goods and services are considered distinct provided that: (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and, (ii) the Company's promise to transfer the good or service to the customer is separately identifiable or distinct from other promises in the contract. The Company's performance obligations consist of a variety of products and services offerings, which include networking equipment; proprietary pigment, optical filters, proprietary software licenses; support and maintenance, which includes software and hardware support that extends beyond the Company's standard warranties; installation, professional and implementation services, and training.

   Identifying and evaluating whether products and services are considered distinct performance obligations may require significant judgment particularly in NSE due to the nature of the product and service offerings. The Company may enter into contracts that involve a significant level of integration and interdependency between a software license and installation services. Judgment may be required to determine whether the software license is considered distinct in the context of the contract and accounted for separately, or not distinct in the context of the contract and accounted for together with the installation service.
3. *Determine the transaction price:* Transaction price reflects the amount of consideration to which the Company expects to be entitled in exchange for transferring goods or services to the customer. The Company’s contracts may include terms that could cause variability in the transaction price including rebates, sales returns, market incentives and volume discounts. Variable consideration is generally accounted for at the portfolio level and estimated based on historical information. If a contract includes a variable amount, the price adjustments are estimated at contract inception. In both cases, estimates are updated at the end of each reporting period as additional information becomes available.
4. *Allocate the transaction price to performance obligations in the contract:* If the contract contains a single performance obligation, the entire transaction price is allocated to that performance obligation. Many of the Company’s contracts include multiple performance obligations with a combination of distinct products and services, maintenance and support, professional services and/or training. Contracts may also include rights or options to acquire future products and/or services, which are accounted for as separate performance obligations by the Company, only if the right or option provides the customer with a material right that it would not receive without entering into the contract. For contracts with multiple performance obligations, the Company allocates the total transaction value to each distinct performance obligation based on relative standalone selling price (SSP). Judgment is required to determine the SSP for each distinct performance obligation. The best evidence of SSP is the observable price of a good or service when the Company sells that good or service separately under similar circumstances to similar customers. If a directly observable price is not available, the SSP must be estimated based on multiple factors including, but not limited to, historical pricing practices, internal costs and profit objectives, as well as overall market conditions.
5. *Recognize revenue when (or as) performance obligations are satisfied:* Revenue is recognized at the point in time control is transferred to the customer. For hardware sales, transfer of control to the customer typically occurs at the point the product is shipped or delivered to the customer’s designated location. For software license sales, transfer of control to the customer typically occurs upon shipment, electronic delivery, or when the software is available for download by the customer. For sales of implementation service and solution contracts or in instances where software is sold along with essential installation services, transfer of control occurs and revenue is typically recognized upon customer acceptance. In certain instances, acceptance is deemed to have occurred if all acceptance provisions lapse, or if the Company has evidence that all acceptance provisions will be, or have been, satisfied. For fixed-price support and extended warranty contracts, or certain software arrangements which provide customers with a right to access over a discrete period, control is deemed to transfer over time and revenue is recognized on a straight-line basis over the contract term due to the stand-ready nature of the performance obligation. Revenue from hardware repairs and calibration services outside of an extended warranty or support contract is recognized at the time of completion of the related service. For other professional services or time-based labor contracts, revenue is recognized as the Company performs the services and the customers receive and/or consume the benefits.

Revenue policy and practical expedients

The following policy and practical expedient elections have been made by the Company under the revenue standard:

- Revenue-based taxes as assessed by governmental authorities have been excluded from the measurement of transaction price.
- Shipping and handling activities performed after the customer obtains control of the good are treated as activities to fulfill the promise (cost of fulfillment). Therefore, the Company does not evaluate whether the shipping and handling activities are promised services.
- Incremental costs of obtaining contracts that would have been recognized within one year or less are recognized as an expense when incurred. These costs are included in SG&A expense in the Consolidated Statements of Operations. The costs of obtaining contracts where the amortization period for recognition of the expense is beyond a year are capitalized and recognized over the revenue recognition period of the original contract.
- The portfolio approach is used for certain types of variable consideration for contracts with similar characteristics. The methodology is used when the effects on the financial statements of applying this guidance to the portfolio would not differ materially from applying this guidance to the individual contracts within that portfolio.
- If at contract inception, the expected period between the transfer of promised goods or services and payment is within one year or less, the Company forgoes adjustment for the impact of significant financing component for the contract.

Disaggregation of Revenue

The Company's revenue is presented on a disaggregated basis in the Consolidated Statements of Operations and in “Note 19. Operating Segments and Geographic Information.” This information includes a break-out of product and service revenue, revenue from reportable segments and revenue from each of the three geographic regions in which we operate.

Warranty

The Company provides reserves for the estimated costs of product warranties at the time revenue is recognized. Warranty cost estimates are based on historical experience of known product failure rates, use of materials to repair or replace defective products, and service delivery costs incurred in correcting product failures. In addition, from time to time, specific warranty accruals may be made if unforeseen technical problems arise.

Shipping and Handling Costs

The Company records costs related to shipping and handling of revenue in cost of sales for all periods presented.

Advertising Expense

The Company expenses advertising costs as incurred. Advertising costs totaled $2.0 million, $1.3 million and $2.6 million in fiscal 2025, 2024 and 2023, respectively.

Research and Development Expense

Costs related to research and development (R&D) primarily consist of labor and benefits, supplies, facilities, consulting and outside service fees. The authoritative guidance allows for capitalization of software development costs incurred after a product’s technological feasibility has been established until the product is available for general release to the public. The Company believes its software development process is completed concurrent with the establishment of technological feasibility. As such, software development costs have been expensed as incurred.

Government Assistance

From time to time, the Company will receive government assistance in the form of grants and tax credits from government agencies in certain jurisdictions in which it operates. U.S. GAAP does not have specific accounting guidance covering agreements between government and business entities. The Company applies International Accounting Standards 20 (IAS 20), *Accounting for Government Grants and Disclosure of Government Assistance*, by analogy when accounting for government assistance. Under IAS 20, grants are recognized when there is reasonable assurance the conditions of the grant will be met and the grant will be received. After initial recognition, government assistance is recognized in a manner consistent with the manner in which the Company recognizes the underlying costs in the Consolidated Statement of Operations for which the grant is intended to compensate. Government assistance related to assets will generally be deducted from the asset's carrying value.

Stock-Based Compensation

The Company's stock-based compensation includes a combination of time-based restricted stock awards and performance-based awards, stock options, and an Employee Stock Purchase Plan (ESPP).

Restricted stock awards are granted without an exercise price and are converted to shares immediately upon vesting. When converted into shares upon vesting, shares equivalent in value to the minimum withholding taxes liability on the vested shares are withheld by the Company for the payment of such taxes. Time-based restricted stock awards will generally vest in annual installments over a period of three to four years subject to the employees' continuing service to the Company.

The Company's performance-based awards may include performance conditions, market conditions, time-based service conditions or a combination thereof and are generally expected to vest over one to four years. The actual number of shares awarded upon vesting of performance-based grants may vary from the target shares depending upon the achievement of the relevant performance or market-based conditions. The shares attained over target upon vesting for performance-based awards are reflected as awards granted during the period.

The Company estimates the fair value of ESPP and stock options purchase rights using the Black-Scholes Merton (BSM) option-pricing model. This option-pricing model requires the input of assumptions, including the award's expected life and the price volatility of the underlying stock.

The Company does not apply expected forfeiture rate and accounts for forfeitures as they occur. The total fair value of the equity awards is recorded on a straight-line basis, over the requisite service period of the awards for each separate vesting period of the award, except for certain performance-based awards which are amortized based upon the graded vesting method.

Income Taxes

In accordance with the authoritative guidance on accounting for income taxes, the Company recognizes income taxes using an asset and liability approach. This approach requires the recognition of taxes payable or refundable for the current year, and deferred tax liabilities and assets for future tax consequences of events that have been recognized in the Company's Consolidated Financial Statements or tax returns. The measurement of current and deferred taxes is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated.

The authoritative guidance provides for recognition of deferred tax assets if the realization of such deferred tax assets is more likely than not to occur based on an evaluation of both positive and negative evidence and the relative weight of the evidence. With the exception of certain international jurisdictions, the Company has determined that at this time it is more likely than not that deferred tax assets attributable to the remaining jurisdictions will not be realized, primarily due to uncertainties related to its ability to utilize its net operating loss carryforwards before they expire. Accordingly, the Company has established a valuation allowance for such deferred tax assets. If there is a change in the Company's ability to realize its deferred tax assets for which a valuation allowance has been established, then its tax provision may decrease in the period in which it determines that realization is more likely than not. Likewise, if the Company determines that it is not more likely than not that its deferred tax assets will be realized, then a valuation allowance may be established for such deferred tax assets and the Company's tax provision may increase in the period in which the Company makes the determination.

The authoritative guidance on accounting for uncertainty in income taxes prescribes the recognition threshold and measurement attributes for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, it provides guidance on recognition, classification, and disclosure of tax positions. The Company is subject to income tax audits by the respective tax authorities in the jurisdictions in which it operates. The determination of tax liabilities in each of these jurisdictions requires the interpretation and application of complex and sometimes uncertain tax laws and regulations. The Company recognizes liabilities based on its estimate of whether, and the extent to which, additional tax liabilities are more likely than not. If the Company ultimately determines that the payment of such a liability is not necessary, then it reverses the liability and recognizes a tax benefit during the period it is determined no longer necessary.

The recognition and measurement of current taxes payable or refundable and deferred tax assets and liabilities requires that the Company make certain estimates and judgments. Changes to these estimates or a change in judgment may have a material impact on the Company's tax provision in a future period.

Restructuring Accrual

In accordance with authoritative guidance on accounting for costs associated with exit or disposal activities, generally costs associated with restructuring activities are recognized when they are incurred. A liability for post-employment benefits for workforce reductions related to restructuring activities is recorded when payment is probable, and the amount is reasonably estimable. The Company continually evaluates the adequacy of the remaining liabilities under its restructuring initiatives. Although the Company believes that these estimates accurately reflect the costs of its restructuring plans, actual results may differ, thereby requiring the Company to record additional liabilities or reverse a portion of existing liabilities.

Contingencies

The Company is subject to various potential loss contingencies arising in the ordinary course of business. In determining a loss contingency, the Company considers the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as its ability to reasonably estimate the amount of loss. An estimated loss is accrued when it is probable that an asset has been impaired, a liability has been incurred and the amount of loss can be reasonably estimated. The Company regularly evaluates current information available to determine whether such accruals should be adjusted and whether new accruals are required.

Contingent liabilities include contingent consideration in connection with the Company’s acquisitions, which represent earn-out payments and is recognized at fair value on the acquisition date and is remeasured each reporting period with subsequent adjustments recognized in SG&A expense in the Consolidated Statements of Operations. While the Company believes the estimates and assumptions are reasonable, there is significant judgment and uncertainty involved.

Asset Retirement Obligations

Asset retirement obligations (ARO) are legal obligations associated with the retirement of long-lived assets pertaining to leasehold improvements. These liabilities are initially recorded at fair value and the related asset retirement costs are capitalized by increasing the asset carrying value and ARO by the same amount. Asset retirement costs are subsequently depreciated over the useful lives of the related assets. Subsequent to initial recognition, the Company records period-to-period changes in the ARO liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

Note 2. Recently Issued Accounting Pronouncements

Recent Accounting Pronouncements Adopted

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2023-07, *Improvements to Reportable Segment Disclosures (Topic 280),* to improve reportable segment disclosures, primarily through enhanced disclosures about significant segment expenses. The amendments in this update require public entities to disclose significant segment expenses included within segment profit and loss that are regularly provided to the Company's Chief Executive Officer as the Company's Chief Operating Decision Maker (CODM). This guidance is effective for fiscal 2025 for the Company. The Company adopted this guidance in the fourth quarter of fiscal 2025. See "Note 19. Operating Segments and Geographic Information" for the segment disclosure applying the guidance of ASU 2023-07, including retrospective application to all periods presented.

In November 2024, the FASB issued ASU 2024-04, *Debt-Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments*, which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion or extinguishment of convertible debt. This guidance is effective for fiscal years beginning after December 15, 2025 (fiscal 2027 for the Company), and interim periods within those annual reporting periods, with early and retrospective adoption permitted. The Company adopted this guidance in the fourth quarter of fiscal 2025 on a prospective basis, which did not have an impact on the Company's Consolidated Financial Statements. We will assess future impact, if any, in subsequent periods.

Accounting Pronouncements Issued But Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which requires disaggregated disclosure of income statement expenses for public business entities. The objective of this guidance is to improve the disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization and depletion) in commonly presented expense captions such as Cost of revenues, R&D and SG&A. This guidance is effective for fiscal years beginning after December 15, 2026 (fiscal 2028 for the Company), and interim periods within fiscal years beginning after December 15, 2027, with early and retrospective adoption permitted. The Company is evaluating the impact of adopting this new accounting guidance on its Consolidated Financial Statements.

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures (Topic 740),* to enhance the transparency and decision usefulness of income tax disclosures through changes to the rate reconciliation and income taxes paid information. This guidance is effective for fiscal years beginning after December 15, 2024 (fiscal 2026 for the Company), with early and retrospective adoption permitted. The Company is evaluating the impact of adopting this new accounting guidance on its Consolidated Financial Statements.

In October 2023, the FASB issued ASU 2023-06, *Disclosure Improvements-Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*. The amendments clarify or improve disclosure and presentation requirements on various disclosure areas, including the statement of cash flows, earnings per share, debt, equity and derivatives. The amendments will align the requirements in the FASB Accounting Standards Codification (ASC) with the SEC's regulations. The amendments in this ASU will be effective on the date the related disclosures are removed from Regulation S-X or Regulation S-K by the SEC, and will not be effective if the SEC has not removed the applicable disclosure requirement by June 30, 2027. This ASU is not expected to have a material impact on our Consolidated Financial Statements or related disclosures.

We reviewed all other accounting pronouncements issued during fiscal 2025 and concluded that they were not applicable to the Company.

Note 3. Earnings Per Share

Basic net income (loss) per share is computed by dividing net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing net income (loss) for the period by the weighted average number of shares of common stock and potentially dilutive common stock outstanding during the period. If dilutive, the effect of outstanding ESPP purchase rights, restricted stock units (RSUs), performance-based stock units (PSUs), market-based stock units (MSUs), stock options and Senior Convertible Notes is reflected in diluted net income (loss) per share by application of the treasury stock method and/or the if-converted method, as applicable. The calculation of diluted net income (loss) per share excludes all anti-dilutive common shares.

The following table sets forth the computation of basic and diluted net income (loss) per share (*in millions, except per share data*):

	Years Ended		
	June 28, 2025	June 29, 2024	July 1, 2023
Numerator:			
Net income (loss)	$ 34.8	$ (25.8)	$ 25.5
Denominator:			
Weighted-average shares outstanding:			
Basic	222.5	222.6	224.6
Shares issuable assuming conversion of convertible notes[1]	—	—	0.3
Effect of dilutive securities from stock-based compensation plans	3.2	—	1.7
Diluted	225.7	222.6	226.6
Net income (loss) per share:			
Basic	$ 0.16	$ (0.12)	$ 0.11
Diluted	$ 0.15	$ (0.12)	$ 0.11

[1] Represents the dilutive impact for the Company's 1.75% Senior Convertible Notes due 2023 (2023 Notes), the 1.00% Senior Convertible Notes due 2024 (2024 Notes) and the 1.625% Senior Convertible Notes due 2026 (2026 Notes). The par amount of the Company's convertible notes is payable in cash equal to the principal amount of the notes plus any accrued and unpaid interest and the "in-the money" conversion benefit feature above the conversion price is payable in cash, shares of the Company's common stock or a combination of both, at the Company's election. Refer to "Note 11. Debt" for more information.

The following table sets forth the weighted-average potentially dilutive securities excluded from the computation of the diluted net income (loss) per share because their effect would have been anti-dilutive (*in millions*):

	Years Ended		
	June 28, 2025	June 29, 2024	July 1, 2023
Full Value Awards[1]	1.0	5.7	3.7

[1] See "Note 16. Stock-Based Compensation" for definition of Full Value Awards.

Note 4. Accumulated Other Comprehensive Loss

The Company's accumulated other comprehensive loss consists of the accumulated net unrealized gains or losses on available-for-sale investments, foreign currency translation adjustments and change in unrealized components of defined benefit obligations.

Changes in accumulated other comprehensive loss by component, net of tax, were as follows (*in millions*):

	Unrealized losses on available-for-sale investments	Foreign currency translation adjustments	Change in unrealized components of defined benefit obligations, net of tax[(1)]	Total
Beginning balance as of June 29, 2024	$ (5.3)	$ (131.4)	$ (7.3)	$ (144.0)
Other comprehensive income before reclassification	—	33.9	0.1	34.0
Amounts reclassified from accumulated other comprehensive loss	—	—	0.2	0.2
Net current period other comprehensive income	—	33.9	0.3	34.2
Ending balance as of June 28, 2025	$ (5.3)	$ (97.5)	$ (7.0)	$ (109.8)

(1) Activity before reclassifications to the Consolidated Statements of Operations during the fiscal year ended June 28, 2025 relates to the unrealized actuarial gain of $0.2 million, net of income tax effect of $0.1 million. The amount reclassified out of accumulated other comprehensive loss represents the amortization of actuarial loss included as a component of Cost of revenues, R&D and SG&A in the Consolidated Statements of Operations for the year ended June 28, 2025. Refer to "Note 17. Employee Pension and Other Benefit Plans" for more details on the computation of net periodic cost for pension plans.

Note 5. Acquisitions

Inertial Labs, Inc.

On January 28, 2025, the Company acquired all of the equity of Inertial Labs, Inc. (Inertial Labs), a privately held company which specializes in resilient positioning, navigation and timing (PNT) solutions for aerospace, defense and industrial applications. The acquisition enables the Company to further broaden its solutions offering into the rapidly developing PNT landscape.

The total purchase consideration included approximately $134.4 million paid in cash at closing and additional contingent consideration of up to $175.0 million, payable upon the achievement of certain revenue targets over the course of a four-year period beginning in January 2025. As of the acquisition date, the fair value of the contingent consideration was $116.2 million. The net cash paid for the acquisition, with purchase price adjustment, was $121.6 million, which reflects the cash paid less cash acquired of $16.5 million. From the contingent consideration of $175.0 million, $3.4 million shall be set aside for the payment of retention bonuses over the four-year earn-out period to key personnel and service providers, contingent on continued service to the Company. Any forfeited amount will be removed from the retention bonus pool and re-distributed to the shareholders of Inertial Labs upon the achievement of the earn-out targets. The portion of the estimated fair value of the earn-out liability allocated to the retention bonuses will be accounted for as post combination expense over the requisite service period.

The cash consideration paid at closing included an escrow payment of $1.0 million subject to final net working capital adjustments. The Company paid $3.7 million in our fourth fiscal quarter of 2025 comprised of the net working capital holdback of $3.0 million and $0.7 million of the purchase price adjustment of $1.4 million. The remainder of the purchase price adjustment of $0.7 million and refund of prepaid tax of $0.6 million is expected to be paid in fiscal 2026. In addition, the Company held back $15.0 million for indemnity claims. The acquisition met the definition of a business and has been accounted for in accordance with the authoritative guidance on business combinations; therefore, the tangible and intangible assets acquired and liabilities assumed were recorded at fair value on the acquisition date. Acquisition related costs incurred were approximately $11.7 million and have been recorded within SG&A expense in the Consolidated Statements of Operations. These costs included $9.5 million in transaction bonuses that were paid at closing to key personnel and service providers of Inertial Labs.

The total purchase consideration was allocated to tangible and intangible assets acquired and liabilities assumed based on the preliminary fair value on the acquisition date. The following table presents the preliminary allocation of the purchase price (*in millions*):

	Amount
Cash and cash equivalents	$ 16.5
Accounts receivable, net	8.1
Inventory, net	26.0
Prepayments and other current assets	1.1
Property, plant and equipment, net	1.9
Goodwill[(1)]	130.3
Identified intangible assets acquired	117.6
Other non-current assets	1.9
Accounts payable	(1.4)
Accrued payroll and related expenses	(0.5)
Deferred revenue	(0.3)
Accrued expenses	(3.5)
Other non-current liabilities	(27.1)
Total purchase consideration	$ 270.6

[(1)] Goodwill at acquisition date of $129.7 million increased by $0.6 million for purchase price and measurement period adjustments.

Developed technology relates to products used for PNT solutions for aerospace, defense and industrial applications. The Company valued the developed technology using the multi-period excess earnings method under the income approach. This method reflects the present value of the projected cash flows that are expected to be generated by the developed technology. Significant assumptions used in the discounted cash flow analysis include (i) projected revenues, (ii) discount rate, and (iii) technology obsolescence rate.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition (*in millions, except useful lives*):

	Estimated Useful Life	Amount
Developed technology	4 to 7 years	$ 102.0
Customer relationship	6 years	9.6
Tradename	3 years	0.8
Backlog	2 years	5.2
Total identifiable intangible assets acquired		$ 117.6

Goodwill represents the excess of the preliminary estimated purchase consideration over the preliminary estimates of the fair value of the net tangible and intangible assets acquired and has been allocated to the NSE segment. Goodwill is primarily attributable to expected synergies in the acquired technologies that may be leveraged by the Company in future PNT offerings. None of the goodwill recognized is deductible for U.S. income tax purposes.

The Company has included the financial results of Inertial Labs in its Consolidated Financial Statements from the date of acquisition. Pro forma results of operations have not been presented because the effect of the acquisition was not material to the Consolidated Statements of Operations.

Jackson Labs Technologies, LLC

On October 5, 2022, the Company acquired all of the equity of Jackson Labs Technologies, LLC (Jackson Labs), a privately held company which specializes in PNT solutions for critical infrastructure serving both military and civilian applications. The acquisition enables the Company to broaden its solutions offering into the rapidly developing PNT landscape.

The total purchase consideration included approximately $49.9 million paid in cash at closing and additional contingent consideration of up to $117.0 million for which future cash payments are dependent on the achievement of certain operational and revenue targets over the course of a three-year period beginning in January 2023. The cash consideration paid at closing included escrow payments of $5.0 million for indemnity holdback and $2.0 million subject to final cash and net working capital adjustments. The acquisition has been accounted for in accordance with the authoritative guidance on business combinations; therefore, the tangible and intangible assets acquired and liabilities assumed were recorded at fair value on the acquisition date. In connection with this acquisition, the Company recorded approximately $48.3 million of goodwill and $30.6 million of developed technology and other intangibles. The acquired developed technology and other intangible assets are being amortized over their estimated useful lives ranging from one to six years. Acquisition related costs incurred were approximately $0.8 million and have been recorded within SG&A expense in the Consolidated Statements of Operations.

Goodwill represents the excess of the purchase consideration over the fair value of the net tangible and intangible assets acquired and has been allocated to the NSE segment. Goodwill is primarily attributable to expected synergies in the acquired technologies that may be leveraged by the Company in future PNT offerings. The goodwill was deductible for U.S. income tax purposes in the year of acquisition.

The Company has included the financial results of Jackson Labs in its Consolidated Financial Statements from the date of acquisition. Pro forma results of operations have not been presented because the effect of the acquisition was not material to the Consolidated Statements of Operations.

Other Acquisitions:

On March 2, 2025, the Company entered into a purchase agreement to acquire Spirent Communications plc's (Spirent) high-speed ethernet and network security business lines and subsequently amended the agreement on May 28, 2025 to also purchase Spirent's channel emulation testing business (collectively, the HSE, network security and CE businesses) from Keysight Technologies, Inc. for our NSE segment. The total purchase consideration of $425 million will be paid at closing, subject to customary closing adjustments and conditions. The Company expects to fund this transaction with proceeds from a Term Loan B. Refer to "Note 11. Debt" for further information on the Term Loan B. The consummation of the acquisition is subject to regulatory approvals and is currently estimated to close by the end of September 2025.

On March 29, 2023, April 21, 2023 and June 8, 2023, the Company completed acquisitions accounted for as asset purchases consisting of cash paid at closing of $2.9 million and $0.2 million of indemnity holdback. In connection with these acquisitions, the Company recorded developed technology intangibles of $2.5 million which are being amortized over their estimated useful lives of five years.

On July 18, 2022, the Company completed an acquisition accounted for as a business combination consisting of cash paid at closing of $17.5 million and $2.0 million of indemnity holdback. In connection with this acquisition, the Company recorded approximately $11.2 million of goodwill, $5.1 million of developed technology and $1.8 million of deferred tax liability. The acquired developed technology asset is being amortized over its estimated useful life of four years.

Acquisition related Contingent Consideration

The following table provides a reconciliation of changes in fair value of the Company's earn-out liabilities for the years ended June 28, 2025 and June 29, 2024, as follows (*in millions*):

	Total
Balance July 1, 2023[1]	$ 19.7
Change in Fair Value measurement	(9.5)
Payments of Contingent Consideration	(0.7)
Balance June 29, 2024[2]	$ 9.5
Additions to Contingent Consideration	116.2
Change in Fair Value measurement	(8.3)
Balance June 28, 2025[3][4]	$ 117.4

[1] Includes $1.1 million in Other current liabilities and $18.6 million in Other non-current liabilities on the Consolidated Balance Sheets.

[2] Included in Other non-current liabilities on the Consolidated Balance Sheets.

[3] Includes $41.5 million in Other current liabilities and $75.9 million in Other non-current liabilities on the Consolidated Balance Sheets.

[4] Balance is comprised of $117.1 million for Inertial Labs and $0.3 million for Jackson Labs.

Note 6. Balance Sheet and Other Details

Contract Balances

Unbilled Receivables: The Company records a receivable when an unconditional right to consideration exists and transfer of control has occurred, such that only the passage of time is required before payment of consideration is due. Timing of revenue recognition may differ from the timing of customer invoicing. Payment terms vary based on product or service offerings and payment is generally required within 30 to 90 days from date of invoicing. Certain performance obligations may require payment before delivery of the service to the customer.

Contract Assets: A Contract Asset is recognized when a conditional right to consideration exists and transfer of control has occurred. Contract Assets include fixed fee professional services, where the transfer of services has occurred in advance of the Company's right to invoice. Contract Assets, included in Accounts receivable, net, on the Consolidated Balance Sheets, are not material to the Consolidated Financial Statements. Contract Asset balances will fluctuate based upon the timing of transfer of services, billings and customers' acceptance of contractual milestones.

Gross Receivables: Includes both billed and Unbilled Receivables/Contract Assets. As of June 28, 2025 and June 29, 2024, the Company had total Unbilled Receivables/Contract Assets of $14.1 million and $16.3 million, respectively.

Deferred Revenue: Deferred revenue consists of contract liabilities primarily related to support, solution deployment services, software maintenance, product, professional services and training when the Company has a right to invoice or payments have been received and transfer of control has not occurred. Revenue is recognized on these items when the revenue recognition criteria are met, generally resulting in ratable recognition over the contract term.

The Company also has short-term and long-term deferred revenue related to undelivered hardware and professional services, consisting of installations and consulting engagements, which are recognized as the Company's performance obligations under the contract are completed and accepted by the customer.

The following table summarizes the activity related to deferred revenue, for the year ended June 28, 2025 (*in millions*):

Balance as of June 29, 2024	$	91.4
Revenue deferrals for new contracts[(1)]		119.3
Revenue recognized during the period[(2)]		(108.4)
Balance as of June 28, 2025[(3)]	$	102.3
Short-term deferred revenue	$	74.1
Long-term deferred revenue	$	28.2

[(1)] Included in these amounts is the impact from foreign currency exchange rate fluctuations.

[(2)] Revenue recognized during the period represents releases from the balance at the beginning of the period as well as releases from the following period quarter-end deferrals.

[(3)] The long-term portion of deferred revenue is included as a component of Other non-current liabilities on the Consolidated Balance Sheets.

Remaining Performance Obligations: Remaining performance obligations represent the aggregate amount of the transaction price allocated to performance obligations not delivered or are incomplete as of June 28, 2025. Remaining performance obligations include deferred revenue plus unbilled amounts not yet recorded. The aggregate amount of the transaction price allocated to remaining performance obligations does not include amounts owed under cancellable contracts where there is no substantive termination penalty.

Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidation, adjustments for revenue that has not materialized, and adjustments for currency.

The value of the transaction price allocated to remaining performance obligations as of June 28, 2025 was $345.0 million. The Company expects to recognize 90% of the remaining performance obligations as revenue within the next 12 months, and the residual thereafter.

Accounts Receivable - Allowance for Credit Losses

The table below presents the activities and balances for allowance for credit losses, as follows (*in millions*):

	Balance at Beginning of Period		Acquisition[(1)]		Charged to Costs and Expenses		Deduction[(2)]		Balance at End of Period
Year Ended June 28, 2025	$	1.6	$	0.6	$	1.0	$	(1.3)	$	1.9
Year Ended June 29, 2024	$	1.0	$	—	$	1.3	$	(0.7)	$	1.6
Year Ended July 1, 2023	$	1.4	$	—	$	0.4	$	(0.8)	$	1.0

[(1)] Refer to “Note 5. Acquisitions” for details of acquisition.

[(2)] Represents the effect of foreign currency translation adjustments and write-offs of uncollectible accounts, net of recoveries.

Inventories, net

The following table presents the components of inventories, net, as follows (*in millions*):

	June 28, 2025		June 29, 2024	
Finished goods	$	52.5	$	44.6
Work in process		18.3		15.4
Raw materials		47.1		36.5
Inventories, net	$	117.9	$	96.5

Prepayments and Other Current Assets

The following table presents the components of prepayments and other current assets, as follows (*in millions*):

	June 28, 2025	June 29, 2024
Refundable income taxes	$ 32.0	$ 28.5
Prepayments	21.9	18.5
Advances to contract manufacturers	5.8	5.7
Fair value of forward contracts	4.9	1.7
Transaction tax receivables	0.2	3.3
Assets held for sale	—	2.5
Other current assets	12.5	10.5
Prepayments and other current assets	$ 77.3	$ 70.7

Property, Plant and Equipment, net

The following table presents the components of property, plant and equipment, net, as follows (*in millions*):

	June 28, 2025	June 29, 2024
Land	$ 19.9	$ 19.5
Buildings and improvements	79.6	74.9
Machinery and equipment	400.5	378.6
Furniture, fixtures, software and office equipment	67.8	70.7
Leasehold improvements	75.9	73.0
Construction in progress	26.5	20.0
Property, plant and equipment, gross	670.2	636.7
Less: Accumulated depreciation	(438.3)	(408.5)
Property, plant and equipment, net	$ 231.9	$ 228.2

Other Non-Current Assets

The following table presents the components of other non-current assets, as follows (*in millions*):

	June 28, 2025	June 29, 2024
Operating ROU assets, net	$ 34.1	$ 35.8
Long-term restricted cash	4.9	5.5
Deferred contract cost	3.0	2.5
Long-term investment (Note 7)	3.0	—
Deposits	2.4	2.4
Debt issuance cost - Revolving Credit Facility	1.4	1.9
Other non-current assets	13.4	9.9
Other non-current assets	$ 62.2	$ 58.0

Other Current Liabilities

The following table presents the components of other current liabilities, as follows (*in millions*):

	June 28, 2025	June 29, 2024
Fair value of contingent consideration (Note 5)	$ 41.5	$ —
Acquisition related holdback and related accruals	16.5	—
Operating lease liabilities	10.2	9.8
Income tax payable	8.2	5.3
Transaction tax payable	6.0	4.0
Warranty accrual	5.9	3.4
Interest payable	5.1	5.1
Restructuring accrual (Note 13)	3.5	14.1
Fair value of forward contracts	3.1	1.5
Other current liabilities	8.3	14.3
Other current liabilities	$ 108.3	$ 57.5

Other Non-Current Liabilities

The following table presents the components of other non-current liabilities, as follows (*in millions*):

	June 28, 2025	June 29, 2024
Fair value of contingent consideration (Note 5)	$ 75.9	$ 9.5
Pension and post-employment benefits	54.1	51.2
Long-term deferred revenue	28.2	25.7
Operating lease liabilities	24.1	25.7
Financing obligation	15.5	15.7
Uncertain tax position	11.4	17.0
Deferred tax liability	6.0	11.7
Asset retirement obligations	3.5	3.0
Warranty accrual	0.8	4.0
Restructuring accrual	—	0.8
Other non-current liabilities	8.1	7.3
Other non-current liabilities	$ 227.6	$ 171.6

Interest and Other Income, net

The following table presents the components of interest and other income, net, as follows (*in millions*):

	Years Ended		
	June 28, 2025	June 29, 2024	July 1, 2023
Interest income	$ 13.1	$ 18.9	$ 10.2
Foreign exchange loss, net	(1.7)	(3.1)	(2.2)
Gain on litigation settlement	—	7.3	—
Other loss, net	(0.3)	(1.4)	(0.4)
Interest and other income, net	$ 11.1	$ 21.7	$ 7.6

Note 7. Investments and Forward Contracts

Short-Term Investments

As of June 28, 2025, the Company's short-term investments of $1.7 million were primarily related to the deferred compensation plan, of which $1.6 million was invested in equity securities.

As of June 29, 2024, the Company's short-term investments of $19.9 million were comprised of 30-day term deposits of $18.4 million and trading securities related to the deferred compensation plan of $1.5 million, of which $1.4 million was invested in equity securities and $0.1 million was invested in debt securities.

Trading securities are reported at fair value, with the unrealized gains or losses resulting from changes in fair value recognized in the Consolidated Statements of Operations as a component of Interest and other income, net.

Strategic Investment

During the first fiscal quarter of 2025, the Company invested $3.0 million in a non-marketable equity security in a privately held company. The investment is included in Other non-current assets on the Consolidated Balance Sheets and is classified as Level 3 within the fair value hierarchy.

This investment is carried at cost and because the investment does not have a readily determinable fair value, it will be adjusted for changes resulting from observable price changes under the Measurement Alternative methodology. There were no impairments or adjustments to the carrying value for the year ended June 28, 2025.

Equity Investment

The Company acquired an equity interest in Sensorsan Sensor Teknolojileri Anonim Sirketi (Sensorsan), a privately held entity and owns 40% percent of Sensorsan, through its acquisition of Inertial Labs.

The Company accounts for its investment in Sensorsan under the equity method of accounting. Under the equity method, the Company recognizes income or loss from its pro-rata share of Sensorsan's net income or loss, which changes the carrying value of the Sensorsan investment.

The Company's share of Sensorsan's net income for the period from acquisition date until June 28, 2025 was $0.6 million. As of June 28, 2025, the carrying value of the Company's investment in Sensorsan was $1.3 million, included in Other non-current assets on the Consolidated Balance Sheets. The Company sells certain products to Sensorsan. During the year ended June 28, 2025, revenue from sales to Sensorsan was $1.8 million and the accounts receivable balance was $1.4 million.

Non-Designated Foreign Currency Forward Contracts

The Company has foreign subsidiaries that operate and sell the Company's products in various markets around the world. As a result, the Company is exposed to foreign exchange risks. The Company utilizes foreign exchange forward contracts to manage foreign currency risk associated with foreign currency denominated monetary assets and liabilities, primarily certain short-term intercompany receivables and payables, and to reduce the volatility of earnings and cash flows related to foreign-currency transactions. The Company does not use these foreign currency forward contracts for trading purposes.

As of June 28, 2025, the Company had forward contracts that were effectively closed but not settled with the counterparties by fiscal year end. Therefore, the fair value of these contracts of $4.9 million and $3.1 million is reflected as Prepayments and other current assets and Other current liabilities on the Consolidated Balance Sheets, respectively. As of June 29, 2024, the fair value of these contracts of $1.7 million and $1.5 million is reflected as Prepayments and other current assets and Other current liabilities on the Consolidated Balance Sheets, respectively.

The forward contracts outstanding and not effectively closed, with a term of less than 120 days, were transacted near fiscal year ends; therefore, the fair value of the contracts was minimal as of June 28, 2025 and June 29, 2024. As of June 28, 2025 and June 29, 2024, the notional amounts of the forward contracts that the Company held to purchase foreign currencies were $60.4 million and $81.9 million, respectively, and the notional amounts of forward contracts the Company held to sell foreign currencies were $24.1 million and $26.8 million, respectively.

The change in the fair value of these foreign currency forward contracts is recorded as a gain or loss in the Consolidated Statements of Operations as a component of Interest and other income, net. The cash flows related to the settlement of foreign currency forward contracts are classified as operating activities. The foreign exchange forward contracts incurred losses of $1.0 million and $0.7 million for the years ended June 28, 2025 and June 29, 2024, respectively.

Note 8. Fair Value Measurements

Fair Value Measurements

The Company's assets and liabilities measured at fair value for the periods presented are as follows (*in millions*):

	June 28, 2025				June 29, 2024			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets:								
Debt available-for-sale securities:								
Asset-backed securities[1]	$ 0.3	$ —	$ 0.3	$ —	$ 0.3	$ —	$ 0.3	$ —
Total debt available-for-sale securities	0.3	—	0.3	—	0.3	—	0.3	—
Money market funds[2]	229.0	229.0	—	—	295.3	295.3	—	—
Trading securities[3]	1.6	1.6	—	—	1.5	1.5	—	—
Foreign currency forward contracts[4]	4.9	—	4.9	—	1.7	—	1.7	—
Non-marketable equity security[5]	3.0	—	—	3.0	—	—	—	—
Total assets	$ 238.8	$ 230.6	$ 5.2	$ 3.0	$ 298.8	$ 296.8	$ 2.0	$ —
Liability:								
Foreign currency forward contracts[6]	$ 3.1	$ —	$ 3.1	$ —	$ 1.5	$ —	$ 1.5	$ —
Contingent consideration[7]	117.4	—	—	117.4	9.5	—	—	9.5
Total liabilities	$ 120.5	$ —	$ 3.1	$ 117.4	$ 11.0	$ —	$ 1.5	$ 9.5

(1) Included in Other non-current assets on the Consolidated Balance Sheets.

(2) Includes, as of June 28, 2025, $222.4 million in Cash and cash equivalents, $3.5 million in Restricted cash and $3.1 million in Other non-current assets on the Consolidated Balance Sheets. Includes, as of June 29, 2024, $286.7 million in Cash and cash equivalents, $4.9 million in Restricted cash, and $3.7 million in Other non-current assets on the Consolidated Balance Sheets.

(3) Included in Short-term investments on the Consolidated Balance Sheets.

(4) Included in Prepayments and other current assets on the Consolidated Balance Sheets.

(5) Included in Other non-current assets on the Consolidated Balance Sheets.

(6) Included in Other current liabilities on the Consolidated Balance Sheets.

(7) As of June 28, 2025, includes certain amounts in Other current liabilities and Other non-current liabilities on the Consolidated Balance Sheets. As of June 29, 2024, included in Other non-current liabilities on the Consolidated Balance Sheets.

Other Fair Value Measures

Fair Value of Debt: If measured at fair value on the Consolidated Balance Sheets, the Company's 3.75% Senior Notes (2029 Notes) and 1.625% Senior Convertible Notes (2026 Notes) would be classified in Level 2 of the fair value hierarchy as they are not actively traded in the markets.

The Company's debt measured at fair value for the periods presented are as follows (*in millions*):

	June 28, 2025				June 29, 2024			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Debt:								
3.75% Senior Notes	$ 373.6	$ —	$ 373.6	$ —	$ 338.9	$ —	$ 338.9	$ —
1.625% Senior Convertible Notes	252.0	—	252.0	—	238.1	—	238.1	—
Total liabilities	$ 625.6	$ —	$ 625.6	$ —	$ 577.0	$ —	$ 577.0	$ —

Note 9. Goodwill

The following table presents the changes in goodwill allocated to the Company’s reportable segments *(in millions)*:

	Network and Service Enablement	Optical Security and Performance Products	Total
Balance as of July 1, 2023[1]	$ 413.0	$ 42.2	$ 455.2
Currency translation	(1.3)	—	(1.3)
Other adjustment[2]	(1.0)	—	(1.0)
Balance as of June 29, 2024[3]	$ 410.7	$ 42.2	$ 452.9
Acquisition	129.7	—	129.7
Other adjustments[4]	0.6	—	0.6
Currency translation	12.5	—	12.5
Balance as of June 28, 2025[5]	$ 553.5	$ 42.2	$ 595.7

(1) Gross goodwill balances for NSE and OSP were $987.5 million and $126.7 million, respectively, as of July 1, 2023. Accumulated impairment for NSE and OSP was $574.5 million and $84.5 million, respectively, as of July 1, 2023.

(2) Adjustment related to goodwill acquired as part of a prior acquisition.

(3) Gross goodwill balances for NSE and OSP were $985.2 million and $126.7 million, respectively, as of June 29, 2024. Accumulated impairment for NSE and OSP was $574.5 million and $84.5 million, respectively, as of June 29, 2024.

(4) See “Note 5. Acquisitions” of the Notes to Consolidated Financial Statement for additional information related to the Company’s acquisitions.

(5) Gross goodwill balances for NSE and OSP were $1,128.0 million and $126.7 million, respectively, as of June 28, 2025. Accumulated impairment for NSE and OSP was $574.5 million and $84.5 million, respectively, as of June 28, 2025.

Impairment of Goodwill

The Company tests goodwill at the reporting unit level for impairment annually, during the fourth quarter of each fiscal year, or more frequently if events or circumstances indicate that the asset may be impaired. As a result of the segment change during the fourth fiscal quarter of 2025 discussed in “Note 19. Operating Segments and Geographic Information," management performed a goodwill impairment analysis on the reporting units prior to and after the change and did not identify an impairment.

No indications of impairment were identified under the qualitative assessment of goodwill impairment for fiscal years ending on June 28, 2025 and June 29, 2024.

In fiscal 2023, the Company performed a quantitative assessment of goodwill impairment for all reporting units. Based on our testing during the fourth quarter of fiscal 2023, the fair value of each of the Company’s reporting units was at least two times the carrying value, and therefore no impairment was identified.

Note 10. Acquired Developed Technology and Other Intangibles

The following tables present details of the Company's acquired developed technology, customer relationships and other intangibles as of June 28, 2025, and June 29, 2024 (*in millions, except useful lives*):

As of June 28, 2025	Weighted-Average Remaining Useful Life	Gross Carrying Amount	Accumulated Amortization	Net
Acquired developed technology	*5.5 years*	$ 534.5	$ (417.7)	$ 116.8
Customer relationships	*5.2 years*	209.0	(199.1)	9.9
Other[1]	*1.7 years*	44.1	(39.2)	4.9
Total intangibles		$ 787.6	$ (656.0)	$ 131.6

As of June 29, 2024	Weighted-Average Remaining Useful Life	Gross Carrying Amount	Accumulated Amortization	Net
Acquired developed technology	*2.9 years*	$ 436.2	$ (401.9)	$ 34.3
Customer relationships	*1.5 years*	194.8	(191.0)	3.8
Other[1]	*0.5 years*	36.7	(36.6)	0.1
Total intangibles		$ 667.7	$ (629.5)	$ 38.2

[1] Other intangibles consist of patents, proprietary know-how and trade secrets, trademarks and trade names.

Based on the carrying amount of acquired developed technology, customer relationships and other intangibles as of June 28, 2025, and assuming no future impairment of the underlying assets, the estimated future amortization is as follows (*in millions*):

Fiscal Years	
2026	$ 31.5
2027	26.5
2028	20.3
2029	17.3
2030	16.3
Thereafter	19.7
Total amortization	$ 131.6

Note 11. Debt

As of June 28, 2025 and June 29, 2024, the Company's debt on the Consolidated Balance Sheets represented the carrying amount of the Senior Convertible and Senior Notes, net of unamortized debt discount and issuance costs, as follows (*in millions*):

	June 28, 2025	June 29, 2024
Principal amount of 1.625% Senior Convertible Notes	$ 250.0	$ —
Unamortized 1.625% Senior Convertible Notes debt discount	(3.3)	—
Unamortized 1.625% Senior Convertible Notes debt issuance cost	(0.5)	—
Short-term debt	$ 246.2	$ —
Principal amount of 3.75% Senior Notes	$ 400.0	$ 400.0
Unamortized 3.75% Senior Notes debt issuance cost	(3.7)	(4.6)
Principal amount of 1.625% Senior Convertible Notes	—	250.0
Unamortized 1.625% Senior Convertible Notes debt discount	—	(8.1)
Unamortized 1.625% Senior Convertible Notes debt issuance cost	—	(1.3)
Long-term debt	$ 396.3	$ 636.0

The Company was in compliance with all debt covenants as of June 28, 2025 and June 29, 2024.

1.625% Senior Convertible Notes (2026 Notes)

On March 6, 2023, the Company issued $250.0 million aggregate principal amount of 1.625% Senior Convertible Notes due 2026 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The Company issued $132.0 million aggregate principal amount of the 2026 Notes to certain holders of the 1.00% Senior Convertible Notes due 2024 (2024 Notes) in exchange for $127.5 million principal amount of the 2024 Notes (the Exchange Transaction) and issued and sold $118.0 million aggregate principal amount of the 2026 Notes in a private placement to accredited institutional buyers (the Subscription Transactions).

The Exchange Transaction was accounted for as a modification. The $127.5 million principal of the 2024 Notes was reduced by $10.1 million, with offsetting increase to additional paid-in capital, to account for the increase in the fair value of the embedded conversion option in the modification. The increase in principal and coupon interest, along with the increased option value, totaled $14.6 million and is a direct reduction from the carrying amount of the debt on the Consolidated Balance Sheets. This amount will be accreted as an adjustment to interest expense on a straight-line basis and will accrete up to the full-face value of the 2026 Notes at maturity.

The proceeds of the Subscription Transactions amounted to $113.8 million after issuance costs of $4.2 million. The exchange resulted in $2.2 million of the issuance costs recorded as Loss on convertible note modification in the Consolidated Statements of Operations. The remaining issuance costs of $2.0 million, as well as $0.3 million of unamortized costs carried over from the 2024 Notes at the exchange date were capitalized within Long-term debt (as a contra-balance) on the Consolidated Balance Sheets and will be amortized to interest expense using the straight-line method until maturity.

The 2026 Notes are an unsecured obligation of the Company and bear interest at an annual rate of 1.625%, payable semi-annually in arrears on March 15 and September 15 of each year, beginning September 15, 2023. The 2026 Notes mature on March 15, 2026 unless earlier converted, redeemed or repurchased.

The 2026 Notes may be converted under certain circumstances, based on an initial conversion rate of 75.7963 shares (equivalent to an initial conversion price of approximately $13.19 per share) at the option of the holders into cash up to the principal amount, with the remaining amount converted into cash, shares of the Company's common stock, or a combination of cash and shares of the Company's common stock at the Company's election. The initial conversion price represents a 22.5% premium to the closing price of the Company's common stock on the pricing date, March 1, 2023, which will be subject to customary anti-dilution adjustments.

The 2026 Notes may be converted at any time on or prior to the close of business on the business day immediately preceding December 15, 2025, in multiples of $1,000 principal amount, at the option of the holder under the following circumstances:

- On any date during any calendar quarter beginning after June 30, 2023 (and only during such calendar quarter) if the closing price of the Company's common stock was more than 130% of the then current conversion price for at least 20 trading days (whether or not consecutive) during the 30 consecutive trading-day period ending on the last trading day of the previous calendar quarter;
- If the Company distributes to all or substantially all holders of its common stock rights or warrants (other than pursuant to a stockholder rights plan) entitling them to purchase, for a period of 45 calendar days or less, shares of VIAVI's common stock at a price less than the average closing sale price of VIAVI's common stock for the ten trading days preceding the declaration date for such distribution;
- If the Company distributes to all or substantially all holders of its common stock, cash or other assets, debt securities or rights to purchase our securities (other than pursuant to a stockholder rights plan), at a per share value exceeding 10% of the closing sale price of the Company's common stock on the trading day preceding the declaration date for such distribution;
- If the Company is party to a specified transaction, a fundamental change or a make-whole fundamental change (each as defined in the indenture of the 2026 Notes);
- During the five consecutive business-day period immediately following any ten consecutive trading-day period in which the trading price per $1,000 principal amount of the 2026 Notes for each day during such ten consecutive trading-day period was less than 98% of the product of the closing sale price of VIAVI's common stock and the applicable conversion rate on such date; or
- If the Company calls any or all of the 2026 Notes for Optional Redemption.

During the periods from, and including, December 15, 2025 until the close of business on the business day immediately preceding March 15, 2026, holders may convert the 2026 Notes at any time regardless of the foregoing circumstances.

Holders of the 2026 Notes may require the Company to purchase all or a portion of the 2026 Notes upon the occurrence of a fundamental change at a purchase price equal to 100% of the principal amount of the 2026 Notes to be purchased, plus accrued and unpaid interest to, but excluding, the fundamental repurchase date.

The Company may not redeem the 2026 Notes prior to March 20, 2025. The Company may redeem for cash all or part of the 2026 Notes, at its option, on or after March 20, 2025 if the closing price of the Company's common stock was at least 130% of the then current conversion price for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides the redemption notice in accordance with the Indenture. If the Company redeems less than all the outstanding 2026 Notes, at least $75.0 million aggregate principal amount of 2026 Notes must be outstanding and not subject to redemption as of the relevant redemption notice date.

The Indenture provides for customary events of default, including payment defaults, breaches of covenants, failure to pay certain judgments and certain events of bankruptcy, insolvency and reorganization. If an event of default occurs and is continuing, the principal amount of the 2026 Notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable, subject to certain conditions set forth in the Indenture. These amounts automatically become due and payable if an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs.

As of June 28, 2025, the expected remaining term of the 2026 Notes is 0.7 years.

3.75% Senior Notes (2029 Notes)

On September 29, 2021, the Company issued $400.0 million aggregate principal amount of 3.75% Senior Notes due 2029 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. In connection with the issuance of the 2029 Notes, the Company incurred $7.0 million of issuance costs. The debt issuance costs were capitalized and will be amortized to interest expense using the straight-line method until maturity. The 2029 Notes are an unsecured obligation of the Company and bear annual interest of 3.75%, payable semi-annually in arrears on April 1 and October 1 of each year, beginning April 1, 2022. The 2029 Notes mature on October 1, 2029 unless earlier redeemed or repurchased. As of June 28, 2025, the expected remaining term of the 2029 Notes is 4.3 years.

1.75% Senior Convertible Notes (2023 Notes)

On May 29, 2018, the Company issued $225.0 million aggregate principal amount of 1.75% Senior Convertible Notes due 2023 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The Company issued $155.5 million aggregate principal of the 2023 Notes to certain holders of the 2033 Notes in exchange for $151.5 million principal of the 2033 Notes and issued and sold $69.5 million aggregate principal amount of the 2023 Notes in a private placement to accredited institutional buyers (the Private Placement).

In connection with the issuance of the 2023 Notes, the Company incurred $2.2 million of issuance costs. The debt issuance costs were capitalized and amortized to interest expense using the straight-line method from the issuance date through maturity on June 1, 2023.

During fiscal 2022, the Company entered into separate privately-negotiated agreements with certain holders of the 2023 Notes, settling $156.9 million principal in exchange for an aggregate of 2.0 million shares of its common stock, par value $0.001 per share, and $168.5 million in cash. On June 1, 2023, the remaining 2023 Notes principal of $68.1 million was retired upon maturity.

1.00% Senior Convertible Notes (2024 Notes)

On March 3, 2017, the Company issued $400.0 million aggregate principal amount of 1.00% Senior Convertible Notes due 2024 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. On March 22, 2017, the Company issued an additional $60.0 million upon exercise of the over-allotment option of the initial purchasers. The total proceeds from the 2024 Notes amounted to $451.1 million after issuance costs of $8.9 million. The debt issuance costs were capitalized and amortized to interest expense using the straight-line method from the issuance date through maturity on March 1, 2024.

During fiscal 2022, the Company entered into separate privately-negotiated agreements with certain holders of the 2024 Notes, settling $236.1 million principal in exchange for an aggregate of 8.6 million shares of its common stock, par value $0.001 per share, and $178.8 million in cash. During fiscal 2023 the Exchange Transaction resulted in the reduction of $127.5 million principal of the 2024 Notes. On March 1, 2024, the Company converted two notes at the request of the respective note-holders and retired the remaining 2024 Notes principal of $96.4 million upon maturity.

Senior Secured Asset-Based Revolving Credit Facility

On December 30, 2021, we entered into a credit agreement (the Credit Agreement) with Wells Fargo Bank, National Association (Wells Fargo) as administrative agent, and other lender related parties. The Credit Agreement provides for a senior secured asset-based revolving credit facility in a maximum aggregate amount of $300 million, which matures on December 30, 2026. The Credit Agreement also provides that, under certain circumstances, the Company may increase the aggregate amount of revolving commitments thereunder by an aggregate amount of up to $100 million so long as certain conditions are met. The proceeds from the credit facility established under the Credit Agreement will be used for working capital and other general corporate purposes. The obligations under the Credit Agreement are secured by substantially all of the assets of the Company and those of its subsidiaries that are borrowers and guarantors under the Credit Agreement. The Company is currently considering reducing the commitment under the Senior Secured Asset-Based Revolving Credit Facility to $200 million to be in line with borrowing base capacity and extend the maturity.

Amounts outstanding under the Credit Agreement accrue interest as follows: (i) if the amounts outstanding are denominated in U.S. Dollars, at a per annum rate equal to either, at the Company's election, Term Secured Overnight Financing Rate (SOFR) plus a margin of 1.35% to 1.85% per annum, or a specified base rate plus a margin of 0.25% to 0.75%, in each case, depending on the average excess availability under the facility, (ii) if the amounts outstanding are denominated in Sterling, at a per annum rate equal to the Sterling Overnight Interbank Average Rate (SONIA) plus a margin of 1.2825% to 1.7825%, depending on the average excess availability under the facility, (iii) if the amounts outstanding are denominated in Euros, at a per annum rate equal to the Euro Interbank Offered Rate plus a margin of 1.25% to 1.75%, depending on the average excess availability under the facility, or (iv) if the amounts outstanding are denominated in Canadian Dollars, at a per annum rate equal to either, at the Company's election, the adjusted Term Canadian Overnight Repo Rate Average (CORRA) plus a margin of 1.25% to 1.75%, or a specified base rate plus a margin of 0.25% to 0.75%, in each case, depending on the average excess availability under the facility.

The covenants of the Credit Agreement include customary restrictive covenants that, among other things, restrict the Company's ability to incur additional indebtedness, grant liens and make certain acquisitions, investments, asset dispositions and restricted payments. In addition, the Credit Agreement contains certain financial covenants that require the Company to maintain a fixed charge coverage ratio of at least 1.00 to 1.00 if excess availability under the facility is less than the greater of 10% of the lesser of maximum revolver amount and borrowing base and $20 million.

As of June 28, 2025, we had no borrowings under this facility and our available borrowing capacity was approximately $170.8 million, net of outstanding standby letters of credit of $4.4 million.

Term Loan B

In March 2025, we obtained commitments for a $425 million 7-year term loan facility the proceeds of which would be available, subject to customary conditions, to fund our pending acquisition of Spirent's HSE and network security business from Keysight Technologies, Inc. We subsequently marketed and upsized to a $600 million 7-year term loan facility and successfully allocated the loan to prospective lenders at an initial interest rate of SOFR+2.50% and an original issue price of 99.75%. The incremental $175 million is intended for general corporate purposes. The term loan funding, as upsized, remains subject to customary closing conditions and the satisfaction or waiver of all closing conditions to the pending acquisition.

Interest Expense

The following table presents the interest expense for contractual interest, amortization of debt issuance cost, accretion of debt discount and other (*in millions*):

	Years Ended		
	June 28, 2025	June 29, 2024	July 1, 2023
Contractual interest	$ 19.1	$ 19.7	$ 19.2
Amortization of debt issuance cost	2.4	2.6	2.5
Accretion of debt discount	4.9	4.9	1.6
Other	3.6	3.7	3.8
Total Interest Expense	$ 30.0	$ 30.9	$ 27.1

The effective interest rate on the Company's contractual debt was 2.93%, 2.77% and 2.65% for fiscal 2025, 2024 and 2023, respectively.

Note 12. Leases

The Company is a lessee in several operating leases, primarily real estate facilities for office space. The Company's lease arrangements are composed of operating leases with various expiration dates through March 31, 2042. The Company's leases do not contain any material residual value guarantees.

Lease expense and cash flow information related to our operating leases is as follows (*in millions*):

	June 28, 2025	June 29, 2024
Operating lease costs[1]	$ 13.0	$ 12.9
Cash paid for amounts included in the measurement of operating lease liabilities	$ 13.0	$ 14.1
Operating ROU assets obtained in exchange for operating lease obligations	$ 8.5	$ 7.2
Weighted-average remaining lease term	6.1 years	6.3 years
Weighted-average discount rate	6.0 %	5.6 %

[1] Total variable lease costs were immaterial during the fiscal years ended June 28, 2025 and June 29, 2024. The total operating costs were included in Cost of revenues, R&D and SG&A in the Consolidated Statements of Operations.

Future minimum operating lease payments as of June 28, 2025 are as follows (*in millions*):

Fiscal Years	
2026	$ 10.6
2027	9.7
2028	6.9
2029	4.1
2030	1.9
Thereafter	8.0
Total lease payments	41.2
Less: Interest	(6.9)
Present value of lease liabilities	$ 34.3

The Company's ARO liability is primarily associated with leasehold improvements which the Company is contractually obligated to remove at the end of a lease to comply with the lease agreement. The Company derecognizes ARO liabilities when the related obligations are settled. As of June 28, 2025 and June 29, 2024, the Consolidated Balance Sheets included ARO balances of $0.4 million and $1.2 million, respectively, in Other current liabilities and $3.5 million and $3.0 million, respectively, in Other non-current liabilities.

A summary of the activity in the ARO accrual is outlined below (*in millions*):

	Balance at Beginning of Period	Liabilities Incurred	Liabilities Settled	Accretion Expense	Revisions to Estimates	Balance at End of Period
Year ended June 28, 2025	$ 4.2	$ 0.4	$ (0.8)	$ —	$ 0.1	$ 3.9
Year ended June 29, 2024	$ 4.3	$ —	$ (0.2)	$ 0.1	$ —	$ 4.2

Note 13. Restructuring

The Company's restructuring events are primarily intended to reduce costs, consolidate operations, integrate various acquisitions, streamline product manufacturing and address market conditions. Restructuring charges include severance, benefits and outplacement costs to eliminate a specified number of positions. The timing of associated cash payments is dependent upon the jurisdiction of the affected employees and can extend over multiple periods.

Fiscal 2024 Plan

During the fourth quarter of fiscal 2024, management approved a restructuring and workforce reduction plan (the Fiscal 2024 Plan) across our NSE and OSP segments and Corporate (Corp) functions intended to improve operational efficiencies and better align the Company's workforce with current business needs. The Company expects approximately 7% of its global workforce to be affected. The Company anticipates the Fiscal 2024 Plan to be substantially complete by the end of the second quarter of fiscal 2026.

Fiscal 2023 Plan

The restructuring and workforce reduction plan, initiated in the second quarter of fiscal 2023 (the Fiscal 2023 Plan) across various functions to better align the Company's workforce with current business needs and strategic growth opportunities, was completed in the first quarter of fiscal 2025. The Fiscal 2023 Plan impacted approximately 5% of the Company's global workforce.

A summary of the activity in the restructuring accrual for the fiscal year ended June 28, 2025 is outlined below (*in millions*):

	Balance as of June 29, 2024	Restructuring and related charges (benefits)	Cash settlements	Foreign currency translation adjustments	Balance as of June 28, 2025
Fiscal 2024 Plan					
NSE/Corp	$ 13.4	$ 1.0	$ (11.2)	$ 0.3	$ 3.5
OSP	1.2	(0.1)	(1.1)	—	—
Fiscal 2024 Plan	14.6	0.9	(12.3)	0.3	3.5
Fiscal 2023 Plan					
NSE	0.3	(0.2)	(0.1)	—	—
Fiscal 2023 Plan	0.3	(0.2)	(0.1)	—	—
Total[(1)]	$ 14.9	$ 0.7	$ (12.4)	$ 0.3	$ 3.5

(1) Included in Other current liabilities on the Consolidated Balance Sheet as of June 28, 2025 and certain amounts in Other current liabilities and Other non-current liabilities on the Consolidated Balance Sheet as of June 29, 2024.

During fiscal 2024, the Company recorded restructuring charges of $14.8 million related to the Fiscal 2024 Plan and a benefit of $1.2 million related to the Fiscal 2023 Plan. During fiscal 2023, the Company recorded restructuring charges of $12.1 million related to the Fiscal 2023 Plan.

Note 14. Income Taxes

The Company’s income (loss) before income taxes consisted of the following (*in millions*):

	Years Ended		
	June 28, 2025	June 29, 2024	July 1, 2023
Domestic	$ (88.8)	$ (95.8)	$ (37.6)
Foreign	127.4	107.4	98.3
Income before income taxes and equity investment earnings	$ 38.6	$ 11.6	$ 60.7

The Company’s income tax expense (benefit) consisted of the following (*in millions*):

	Years Ended		
	June 28, 2025	June 29, 2024	July 1, 2023
Federal:			
Current	$ —	$ 0.3	$ —
Deferred	(23.2)	—	—
Total federal income tax (benefit) expense	(23.2)	0.3	—
State:			
Current	(7.7)	3.3	2.6
Deferred	(1.8)	—	—
Total state income tax (benefit) expense	(9.5)	3.3	2.6
Foreign:			
Current	41.0	32.8	27.6
Deferred	(3.9)	1.0	5.0
Total foreign income tax expense	37.1	33.8	32.6
Total income tax expense	$ 4.4	$ 37.4	$ 35.2

The federal deferred benefit relates to the release of the valuation allowance related to the acquisition of Inertial Labs.

The state current benefit primarily relates to the release of state income tax reserves due to the lapse in the statute of limitations. The state deferred benefit relates to the release of the valuation allowance related to the acquisition of Inertial Labs.

The foreign current expense primarily relates to the Company’s profitable operations in certain foreign jurisdictions. The foreign deferred tax benefit primarily relates to the payment of withholding tax on intercompany dividends that were previously accrued as a deferred tax liability.

A reconciliation of the Company's income tax expense at the federal statutory rate to the income tax expense at the effective tax rate is as follows (*in millions*):

	Years Ended		
	June 28, 2025	June 29, 2024	July 1, 2023
Income tax expense computed at federal statutory rate	$ 8.1	$ 2.4	$ 12.8
Withholding taxes	4.7	5.6	8.0
U.S. inclusion of foreign earnings	4.7	3.8	1.3
Internal restructuring	—	1.2	1.2
Valuation allowance	(14.4)	17.5	0.5
Foreign rate differential	4.5	3.8	4.5
Reserves	(5.4)	1.2	2.9
Permanent items	0.1	(0.6)	1.1
Fair value change of the earn-out liability	(1.7)	(2.0)	(1.0)
Impact of prior years' taxes	0.5	3.0	(0.5)
Research and experimentation benefits and other tax credits	(1.7)	—	(1.3)
State taxes	1.6	—	2.6
Disallowed compensations	3.2	2.0	3.3
Acquisition Costs	0.5	—	—
Other	(0.3)	(0.5)	(0.2)
Income tax expense	$ 4.4	$ 37.4	$ 35.2

The components of the Company's net deferred taxes consisted of the following (*in millions*):

	Balance as of		
	June 28, 2025	June 29, 2024	July 1, 2023
Gross deferred tax assets:			
Tax credit carryforwards	$ 140.5	$ 138.2	$ 136.4
Net operating loss carryforwards	337.9	381.0	437.5
Capital loss carryforwards	1.1	1.0	1.1
Inventories	48.9	37.2	40.2
Accruals and reserves	54.9	53.0	58.1
Intangibles including acquisition related items	461.8	510.6	597.5
Capitalized research costs	355.6	312.3	186.7
Other	48.3	43.5	44.3
Gross deferred tax assets	1,449.0	1,476.8	1,501.8
Valuation allowance	(1,266.3)	(1,336.0)	(1,351.5)
Deferred tax assets	182.7	140.8	150.3
Gross deferred tax liabilities:			
Acquisition related items	(54.1)	(29.4)	(30.9)
Tax on unrepatriated earnings	(4.9)	(9.5)	(13.7)
Foreign branch tax adjustments	(25.2)	(14.6)	(15.0)
Other	(17.4)	(16.5)	(17.7)
Deferred tax liabilities	(101.6)	(70.0)	(77.3)
Total net deferred tax assets	$ 81.1	$ 70.8	$ 73.0

As of June 28, 2025, the Company had federal, state and foreign tax net operating loss carryforwards of $1,218.6 million, $314.9 million and $470.5 million, respectively, and federal and state research tax credit carryforwards of $84.6 million and $55.2 million, respectively. The federal tax net operating loss carryforwards start to expire in fiscal 2026 and at various dates through 2038, if not utilized. The federal research tax credit carryforwards start to expire in fiscal 2026, and at various dates through fiscal 2045, if not utilized. The state tax net operating loss carryforwards start to expire in fiscal 2026 and at various dates through 2045, if not utilized. The state research tax credit starts to expire in fiscal 2026 but a majority of the state credits have an indefinite carryforward period. In addition, a portion of the foreign tax net operating loss and capital loss carryforwards have an indefinite carryforward period. Utilization of the tax net operating losses may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state and foreign provisions. Loss carryforward limitations may result in the expiration or reduced utilization of a portion of the Company's net operating losses.

During fiscal 2024, the Company completed a series of planned internal transactions between subsidiaries within the group to optimize our ability to repatriate earnings back to the U.S. As a result of these transactions, the Company is able to reduce the amount of withholding tax that will be accrued on current and future earnings. The tax expense of these transactions was approximately $1.2 million.

Foreign withholding taxes associated with the repatriation of earnings of foreign subsidiaries have not been provided on $19.2 million of undistributed earnings for certain foreign subsidiaries. The Company intends to reinvest these earnings indefinitely outside of the U.S. The Company estimates that an additional $1.9 million of foreign withholding taxes would have to be provided if these earnings were repatriated back to the U.S.

The valuation allowance decreased by $69.7 million in fiscal 2025, decreased by $15.5 million in fiscal 2024, and increased by $30.7 million in fiscal 2023. The decrease during fiscal 2025 was primarily due to the increase in the deferred tax liability that resulted from the acquisition of Inertial Labs and the expiration of federal net operating losses (NOLs) in the U.S. The decrease during fiscal 2024 was primarily due to the amortization of intangibles assets and utilization of NOLs, offset by an increase in the capitalization of federal research expenditures in the U.S. The increase during fiscal 2023 was primarily due to the increase in capitalization of federal research expenditures in the U.S. This includes the effects of the mandatory capitalization and amortization of R&D expenses incurred in fiscal 2023, as required by the 2017 Tax Cuts and Jobs Act (Tax Act).

The following table provides information about the activity of our deferred tax valuation allowance *(in millions)*:

Deferred Tax Valuation Allowance	Balance at Beginning of Period	Additions Charged to Expenses or Other Accounts[1]	Deductions Credited to Expenses or Other Accounts[2]	Balance at End of Period
Year Ended June 28, 2025	$ 1,336.0	$ 78.3	$ (148.0)	$ 1,266.3
Year Ended June 29, 2024	$ 1,351.5	$ 132.7	$ (148.2)	$ 1,336.0
Year Ended July 1, 2023	$ 1,320.8	$ 114.4	$ (83.7)	$ 1,351.5

(1) Additions include current year additions charged to expenses and current year build due to increases in net deferred tax assets, return to provision true-ups, and other adjustments.

(2) Deductions include current year releases credited to expenses and current year reductions due to decreases in net deferred tax assets, return to provision true-ups, other adjustments and increases in deferred tax liabilities.

A reconciliation of unrecognized tax benefits between July 2, 2022 and June 28, 2025 is as follows (*in millions*):

Balance at July 2, 2022	$	53.4
Additions based on tax positions related to current year		2.7
Additions based on tax positions related to prior year		0.1
Reductions based on tax positions related to prior year		(1.1)
Reductions for lapse of statute of limitations		(0.2)
Balance at July 1, 2023		54.9
Additions based on tax positions related to current year		1.2
Additions based on tax positions related to prior year		0.5
Reductions based on tax positions related to prior year		(1.9)
Reductions for lapse of statute of limitations		(0.2)
Balance at June 29, 2024		54.5
Additions based on tax positions related to current year		2.2
Additions based on tax positions related to prior year		0.1
Reductions based on tax positions related to prior year		(4.1)
Reductions for lapse of statute of limitations		(6.5)
Balance at June 28, 2025	$	46.2

The unrecognized tax benefits relate primarily to the allocations of revenue and costs among the Company's global operations and the validity of some U.S. tax credits. Included in the balance of unrecognized tax benefits at June 28, 2025 is $7.9 million of tax benefits that, if recognized, would impact the effective tax rate. Also included in the balance of unrecognized tax benefits at June 28, 2025 is $34.6 million of tax benefits that, if recognized, would result in adjustments to the valuation allowance.

The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits within the income tax provision. The amount of interest and penalties accrued as of June 28, 2025, June 29, 2024 and July 1, 2023 were approximately $3.4 million, $3.8 million, and $2.9 million, respectively. The timing and resolution of income tax examinations is uncertain, and the amounts ultimately paid, if any, upon resolution of issues raised by the taxing authorities may differ from the amounts accrued for each year. Although we do not expect that our balance of gross unrecognized tax benefits will change materially in the next 12 months, given the uncertainty in the development of ongoing income tax examinations, we are unable to estimate the full range of possible adjustments to this balance.

The Company is routinely subject to various federal, state and foreign audits by taxing authorities. The Company believes that adequate amounts have been provided for any adjustments that may result from these examinations.

The following table summarizes the Company's major tax jurisdictions and the tax years that remain subject to examination by such jurisdictions as of June 28, 2025:

Tax Jurisdictions	Tax Years
United States[(1)]	2006 and onward
Canada	2023 and onward
China	2020 and onward
France	2022 and onward
Germany	2018 and onward
Korea	2019 and onward
United Kingdom	2023 and onward

[(1)] Although the Company is generally subject to a three-year statute of limitations in the U.S., tax authorities maintain the ability to adjust tax attribute carryforwards generated in earlier years.

Note 15. Stockholders' Equity

Repurchase of Common Stock

In September 2022, the Board of Directors authorized a new stock repurchase plan (2022 Repurchase Plan) of up to $300 million effective October 1, 2022 which remains in effect until the amount authorized has been fully repurchased or until suspension or termination of the program. Under the 2022 Repurchase Plan, the Company is authorized to repurchase shares through a variety of methods, including open market purchases, privately-negotiated transactions or otherwise in accordance with applicable federal securities laws, including through Rule 10b5-1 trading plans. The timing of repurchases under the plan will depend upon business and financial market conditions.

During fiscal 2025, the Company repurchased 2.0 million shares of its common stock for $16.4 million under the 2022 Repurchase Plan. As of June 28, 2025, the Company had remaining authorization of $198.4 million for future share repurchases under the 2022 Repurchase Plan.

The following table summarizes share repurchase activity related to the Company's stock repurchase program *(in millions, except average price per share amounts)*:

	Years Ended		
	June 28, 2025	June 29, 2024	July 1, 2023
Total number of shares repurchased	2.0	2.3	7.3
Average price per share	$ 8.20	$ 8.70	$ 11.49
Total purchase price	$ 16.4	$ 20.0	$ 83.9
Remaining authorization at end of period	$ 198.4	$ 214.8	$ 234.8

The total purchase price of these repurchases was reflected as a decrease to common stock based on the stated par value per share with the remainder charged to accumulated deficit. All common shares repurchased during fiscal 2025, 2024 and 2023 have been canceled and retired.

Preferred Stock

The Company's Board of Directors has authority to issue up to 1,000,000 shares of undesignated preferred stock and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued shares of undesignated preferred stock and to fix the number of shares constituting any series and the designation of such series, without the consent of the Company's stockholders. The preferred stock could be issued with voting, liquidation, dividend and other rights superior to those of the holders of common stock. Subsequent issuance of any preferred stock by the Company's Board of Directors, under some circumstances, could have the effect of delaying, deferring or preventing a change in control.

Note 16. Stock-Based Compensation

Stock-Based Benefit Plans

Stock Award Plans

The Company's Amended and Restated 2003 Plan provides for the granting of stock options, stock appreciation rights (SARs), dividend equivalent rights, restricted stocks, RSUs, performance units and performance shares, the vesting of which may be time-based or upon satisfaction of performance criteria or other conditions.

As of June 28, 2025, the Company had 10.2 million shares subject to Full Value Awards (defined below) issued and outstanding and 7.8 million shares of common stock available for grant under the Amended and Restated 2003 Plan.

Employee Stock Purchase Plans

The Company's ESPP provides eligible employees with the opportunity to acquire an ownership interest in the Company through periodic payroll deductions and provides a discounted purchase price as well as a look-back period. The ESPP is structured as a qualified employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986. As of June 28, 2025, 5.9 million shares remained available for issuance. The ESPP, as amended, provides for a 15% discount with a look-back period of six months.

Full Value Awards

The Company's stock-based compensation includes a combination of time-based RSUs and MSUs and PSUs. RSUs are granted without an exercise price and are converted to shares immediately upon vesting. When converted into shares upon vesting, shares equivalent in value to the minimum withholding taxes liability on the vested shares are withheld by the Company for the payment of such taxes. For performance-based awards, shares attained over target upon vesting are reflected as awards granted during the period.

Time-based RSU awards will generally vest in annual installments over a period of three to four years subject to the employees' continuing service to the Company. The Company's performance-based MSU and PSU awards may include performance conditions, market conditions, time-based service conditions or a combination thereof and are generally expected to vest over one to four years. In addition, the actual number of shares awarded upon vesting of performance-based grants may vary from the target shares depending upon the achievement of the relevant performance or market-based conditions.

Stock-Based Compensation

The impact on the Company's results of operations of recording stock-based compensation expense by function for fiscal 2025, 2024 and 2023 was as follows (*in millions*):

	Years Ended		
	June 28, 2025	June 29, 2024	July 1, 2023
Cost of revenues	$ 5.7	$ 4.9	$ 4.8
Research and development	8.8	8.7	8.6
Selling, general and administrative	38.6	35.8	37.8
Total stock-based compensation expense	$ 53.1	$ 49.4	$ 51.2

Approximately $1.0 million and $1.2 million of stock-based compensation expense was capitalized to inventory at June 28, 2025 and June 29, 2024, respectively.

Stock Option Activity

During fiscal 2024, 1.2 million of stock options were exercised all of which have been fully amortized and recognized since before June 29, 2019. There were no stock options outstanding as of June 28, 2025.

Employee Stock Purchase Plan Activity

The expense related to the ESPP is recorded on a straight-line basis over the relevant subscription period. During fiscal 2025, the Company issued shares of 511,207 and 389,509 on January 31, 2025 and July 31, 2024, respectively, as part of the ESPP. As of June 28, 2025, there was $0.2 million of unrecognized stock-based compensation cost related to the ESPP that remains to be amortized. The cost will be recognized in the first quarter of fiscal 2026.

Full Value Awards Activity

A summary of the status of the Company's non-vested Full Value Awards as of June 28, 2025 and changes during fiscal 2023, 2024 and 2025 are presented below (*in millions, except Weighted-Average Grant Date Fair Value Per Share amounts*):

	Full Value Awards			
	Performance Shares[1]	Non-Performance Shares	Total Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Non-vested July 2, 2022	1.4	4.8	6.2	$ 15.55
Awards granted	0.9	3.1	4.0	$ 14.35
Awards vested	(0.6)	(1.8)	(2.4)	$ 15.23
Awards forfeited	—	(0.3)	(0.3)	$ 14.78
Non-vested July 1, 2023	1.7	5.8	7.5	$ 15.06
Awards granted	1.2	3.6	4.8	$ 10.28
Awards vested	(0.5)	(2.2)	(2.7)	$ 14.96
Awards forfeited	(0.2)	(0.3)	(0.5)	$ 15.55
Non-vested June 29, 2024	2.2	6.9	9.1	$ 12.51
Awards granted	1.5	4.6	6.1	$ 9.09
Awards vested	(0.4)	(3.4)	(3.8)	$ 13.43
Awards forfeited	(0.8)	(0.4)	(1.2)	$ 12.57
Non-vested June 28, 2025	2.5	7.7	10.2	$ 10.09

[1] Performance Shares refer to the Company's MSU and PSU awards, where the actual number of shares awarded upon vesting may be higher or lower than the target amount depending on the achievement of the relevant market conditions and performance goal achievement. The majority of MSUs vest in equal annual installments over three to four years based on the attainment of certain total shareholder performance measures and the employee's continued service through the vest date. The aggregate grant-date fair value of MSUs granted during fiscal 2025, 2024 and 2023 was estimated to be $15.4 million, $13.4 million and $11.4 million, respectively, and was calculated using a Monte Carlo simulation. The Company did not grant any PSU awards in fiscal 2025, 2024 and 2023. PSU awards vest based on the attainment of certain performance measures and the employee's continued service through the vest date.

As of June 28, 2025, $54.9 million of unrecognized stock-based compensation cost related to Full Value Awards remains to be amortized. That cost is expected to be recognized over the remaining amortization period of 1.6 years.

Valuation Assumptions

The Company estimates the fair value of time-based RSU awards based on the closing market price of the Company's common stock on the date of grant. In the case of PSUs that are performance-based awards without a market condition, the Company will estimate the fair value of the awards using a probability weighted model. In the case of MSUs or PSUs, that are performance-based awards and include a market condition, the Company will estimate the fair value of the awards using a combination of the closing market price of the Company's common stock on the grant date and the Monte Carlo simulation model. The weighted-average assumptions used to measure fair value of performance-based awards with a market condition were as follows:

	Years Ended		
	June 28, 2025	June 29, 2024	July 1, 2023
Volatility of common stock	37.6 %	34.8 %	31.2 %
Average volatility of peer companies	66.8 %	65.8 %	62.1 %
Average correlation coefficient of peer companies	0.2053	0.2305	0.3111
Risk-free interest rate	3.9 %	4.9 %	3.4 %

The Company did not issue stock option grants during the fiscal years ended June 28, 2025, June 29, 2024 and July 1, 2023. The Company estimates the fair value of ESPP purchase rights using a BSM valuation model. The fair value is estimated on the date of grant using the BSM option valuation model with the following weighted-average assumptions:

	Employee Stock Purchase Plans		
	June 28, 2025	June 29, 2024	July 1, 2023
Expected term (in years)	0.5	0.5	0.5
Expected volatility	42.6 %	29.8 %	37.2 %
Risk-free interest rate	4.7 %	5.3 %	3.8 %

Expected Term: The Company's purchase right period is six months under the ESPP.

Expected Volatility: The expected volatility for ESPP purchase rights was based on the historical volatility of its stock price with a similar expected term.

Risk-Free Interest Rate: The Company bases the risk-free interest rate used in the BSM valuation method on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term.

Expected Dividend: The BSM valuation model calls for a single expected dividend yield as an input. The Company has not paid and does not anticipate paying any dividends in the near future.

Note 17. Employee Pension and Other Benefit Plans

Employee 401(k) Plans

The Company sponsors the Viavi Solutions 401(k) Plan (the 401(k) Plan), a defined contribution plan under ERISA, which provides retirement benefits for its eligible employees through tax deferred salary deductions. The 401(k) Plan allows employees to contribute up to 50% of their annual compensation, with contributions limited to $23,500 in calendar year 2025 as set by the Internal Revenue Service.

For all eligible employees, the Company offers a 401(k) Plan that provides a 100% match of employees' contributions up to the first 3% of annual compensation and 50% match on the next 2% of compensation. All matching contributions are made in cash and vest immediately. The Company's matching contributions to the 401(k) Plan were $5.2 million, $5.3 million and $5.4 million in fiscal 2025, 2024 and 2023, respectively.

Employee Defined Benefit Plans

The Company is responsible for a non-pension post-retirement benefit obligation assumed from a past acquisition, which is closed to new participants. As of June 28, 2025 and June 29, 2024, the liability balances related to the non-pension post-retirement benefit plan were $0.3 million. The liability balances were included in Other non-current liabilities on the Consolidated Balance Sheets.

The Company sponsors significant qualified and non-qualified pension plans for certain past and present employees in the U.K. and Germany including the plan assumed in a prior acquisition. These pension plans have been closed to new participants and no additional service costs are being accrued, except for certain plans in Germany assumed in connection with an acquisition during fiscal 2010. Benefits are generally based upon years of service and compensation or stated amounts for each year of service. As of June 28, 2025, the U.K. plan was fully funded while the other plans were unfunded. The Company's policy for funded plans is to make contributions equal to or greater than the requirements prescribed by law or regulation. For unfunded plans, the Company pays the post-retirement benefits when due. Future estimated benefit payments are summarized under the *Future Benefit Payments* section below. No other required contributions are expected in fiscal 2026, but the Company, at its discretion, can make contributions to one or more of the defined benefit plans.

In July 2024, the U.K. Court of Appeal upheld a ruling in the matter of Virgin Media Limited v NTL Pension Trustees II Limited, a decision that VIAVI was not a party to or involved in, that certain historical amendments for contracted out defined benefit schemes were invalid if they were not accompanied by the correct actuarial confirmation. In June 2025, Department for Work and Pensions announced that the government will introduce legislation to give affected pension schemes the ability to retrospectively obtain written actuarial confirmation that historic benefit changes met the necessary standards. The prospective legislation could significantly reduce the potential negative impact of the court decision in the Virgin Media case on U.K. pension schemes, including the Company's U.K pension scheme, as there would be an opportunity to pursue retrospective confirmation if necessary or applicable to validate historical amendments. No expected timeline of when the legislation will come out has been announced. The Company continues to monitor developments and assess potential impact for its U.K. pension scheme.

The Company accounts for its obligations under these pension plans in accordance with the authoritative guidance which requires the Company to record its obligation to the participants, as well as the corresponding net periodic cost. The Company determines its obligation to the participants and its net periodic cost principally using actuarial valuations provided by third-party actuaries. The obligation the Company records on its Consolidated Balance Sheets is reflective of the total PBO and the fair value of plan assets.

The following table presents the components of the net periodic benefit cost for the pension and benefits plans (*in millions*):

	Years Ended		
	June 28, 2025	June 29, 2024	July 1, 2023
Interest cost	$ 3.3	$ 3.3	$ 2.7
Expected return on plan assets	(1.8)	(1.9)	(1.7)
Recognized net actuarial losses (gains)	0.2	0.1	(0.1)
Net periodic benefit cost	$ 1.7	$ 1.5	$ 0.9

The components of net periodic pension cost are included in Cost of revenues, R&D and SG&A in the Consolidated Statements of Operations.

The Company's accumulated other comprehensive income (loss) includes unrealized net actuarial (gains) losses. The amount of unrealized net actuarial (gain) loss expected to be recognized in net periodic benefit cost during fiscal 2026 is $0.2 million.

The changes in the benefit obligations and plan assets of the pension and benefits plans were (*in millions*):

	Pension Benefit Plans	
	June 28, 2025	June 29, 2024
Change in benefit obligation		
Benefit obligation at beginning of year	$ 83.7	$ 86.1
Interest cost	3.3	3.3
Actuarial (gains) losses	(3.1)	1.5
Benefits paid	(6.2)	(6.1)
Foreign exchange impact	7.2	(1.1)
Benefit obligation at end of year	$ 84.9	$ 83.7
Change in plan assets		
Fair value of plan assets at beginning of year	$ 32.0	$ 31.1
Actual return on plan assets	(1.5)	0.7
Employer contributions	6.0	6.5
Benefits paid	(6.2)	(6.1)
Foreign exchange impact	2.6	(0.2)
Fair value of plan assets at end of year	32.9	32.0
Funded status	(52.0)	(51.7)
Accumulated benefit obligation	$ 84.9	$ 83.7

	Pension Benefit Plans	
	June 28, 2025	June 29, 2024
Amount recognized on the Consolidated Balance Sheets at end of year:		
Non-current assets	$ 7.6	$ 6.6
Current liabilities	5.8	7.5
Non-current liabilities	53.8	50.8
Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss):		
Net actuarial gain (loss)	$ 0.1	$ (2.1)
Amortization of accumulated net actuarial losses	0.2	0.1
Total recognized in other comprehensive income (loss)	$ 0.3	$ (2.0)

During each of fiscal 2025 and fiscal 2024, the Company contributed £1.0 million or approximately $1.3 million to its U.K. pension plan. These contributions allowed the Company to comply with regulatory funding requirements.

Assumptions

Underlying both the calculation of the PBO and net periodic cost are actuarial valuations. These valuations use participant-specific information such as salary, age, years of service, and assumptions about interest rates, compensation increases and other factors. At a minimum, the Company evaluates these assumptions annually and makes changes as necessary.

The discount rate reflects the estimated rate at which the pension benefits could be effectively settled. In developing the discount rate, the Company considered the yield available on an appropriate AA corporate bond index, adjusted to reflect the term of the scheme's liabilities as well as a yield curve model developed by the Company's actuaries.

The expected return on assets was estimated by using the weighted average of the real expected long-term return (net of inflation) on the relevant classes of assets based on the target asset mix and adding the chosen inflation assumption.

The following table summarizes the weighted average assumptions used to determine net periodic cost and benefit obligation for the Company's U.K. and German pension plans:

	Pension Benefit Plans		
	June 28, 2025	June 29, 2024	July 1, 2023
Used to determine net periodic cost at end of year:			
Discount rate	4.2 %	4.1 %	4.1 %
Expected long-term return on plan assets	5.3 %	5.9 %	5.9 %
Rate of pension increase	2.4 %	2.5 %	2.5 %
Used to determine benefit obligation at end of year:			
Discount rate	4.2 %	4.1 %	4.1 %
Rate of pension increase	2.4 %	2.5 %	2.5 %

Investment Policies and Strategies

The Company's investment objectives for its funded pension plan are to ensure that there are sufficient assets available to pay out members' benefits as and when they arise and that, should the plan be discontinued at any point in time, there would be sufficient assets to meet the discontinuance liabilities.

To achieve these objectives, the trustee of the U.K. pension plan is responsible for regularly monitoring the funding position and managing the risk by investing in assets expected to perform approximately in line with the liabilities and help minimize volatility in the funding position. The trustee invests in a range of frequently traded funds (pooled funds) rather than direct holdings in individual securities to maintain liquidity, achieve diversification and reduce the potential for risk concentration. The funded plan assets are managed by professional third-party investment managers.

Fair Value Measurement of Plan Assets

The following table sets forth the plan assets at fair value and the percentage of assets allocations as of June 28, 2025 (*in millions*):

	Target Allocation	Total	Percentage of Plan Assets	Level 1	Level 2
Assets:					
Fixed income	100 %	32.5	98.8 %	—	32.5
Cash	— %	0.4	1.2 %	0.4	—
Total assets		$ 32.9	100.0 %	$ 0.4	$ 32.5

The following table sets forth the plan's assets at fair value and the percentage of assets allocations as of June 29, 2024 (*in millions*):

	Target Allocation	Total	Percentage of Plan Assets	Level 1	Level 2
Assets:					
Equity / Other	40 %	$ 12.1	37.8 %	$ —	$ 12.1
Fixed income	60 %	17.0	53.1 %	—	17.0
Cash	— %	2.9	9.1 %	2.9	—
Total assets		$ 32.0	100.0 %	$ 2.9	$ 29.1

The Company's pension assets consist of multiple institutional funds (pension funds) of which the fair values are based on the quoted prices of the underlying securities. Pension funds are classified as Level 2 assets since such funds are not directly traded in active markets.

Fixed income consists of several funds that invest primarily in index-linked Gilts (over 5 years), Gilts index (over 15 years), sterling-denominated investment grade corporate bonds and overseas government bonds.

Equity / Other consisted of several funds that invested primarily in U.K. equities and other overseas equities as well as a small portion in liquid alternatives.

Future Benefit Payments

The following table reflects the expected benefit payments to defined benefit pension plan participants. These payments have been estimated based on the same assumptions used to measure the Company's PBO at fiscal year end and include benefits attributable to estimated future compensation increases (*in millions*):

Fiscal Years		
2026	$	7.4
2027		6.3
2028		6.7
2029		6.6
2030		5.9
2031-2035		27.5

Note 18. Commitments and Contingencies

Royalty Payments

The Company is obligated to make future minimum royalty payments of $0.2 million measured as of June 28, 2025 for the use of certain licensed technologies, which are expected to be paid through the third quarter of fiscal 2026.

Purchase Obligations

Purchase obligations of $160.7 million as of June 28, 2025, represent legally-binding commitments to purchase inventory and other commitments made in the normal course of business to meet operational requirements. Certain purchase orders allow the option to cancel, reschedule and adjust the requirements based on the Company's business needs prior to the delivery of the goods or performance of the services. Obligations to purchase inventory and other commitments are generally expected to be fulfilled within one year.

The Company depends on a limited number of contract manufacturers, subcontractors, and suppliers for raw materials, packages and standard components. The Company generally purchases these single or limited source products through standard purchase orders or one-year supply agreements and has no significant long-term guaranteed supply agreements with such vendors. While the Company seeks to maintain a sufficient safety stock of such products and maintains on-going communications with its suppliers to guard against interruptions or cessation of supply, the Company's business and results of operations could be adversely affected by a stoppage or delay of supply, substitution of more expensive or less reliable parts, receipt of defective parts or contaminated materials, increases in the price of such supplies, or the Company's inability to obtain reduced pricing from its suppliers in response to competitive pressures.

Financing Obligations

On August 21, 2007, the Company entered into a sale and lease-back of certain buildings and land in Santa Rosa, California (the Santa Rosa Transactions), under which we leased back certain buildings. The net cash proceeds received from the transaction were $32.2 million. The lease terms range from a one-year lease with multiple renewal options to a ten-year lease with two five-year renewal options. These buildings did not qualify for sale and lease back accounting due to various forms of continuing involvement and, as a result, they were accounted for as financing transactions.

In August 2012 and May 2019, the Company entered into two lease amendments to extend the term of the lease to August 31, 2032 with a ten-year renewal option. In the first quarter of fiscal 2020, the Company reassessed whether a sale would have occurred on the date of adoption of ASC 842, *Leases,* and, at which time, concluded that the buildings did not qualify for sale and lease back accounting in accordance with ASC 842. As a result, they were continuously accounted for as financing transactions.

As of June 28, 2025, $0.2 million was included in Other current liabilities, and $15.5 million was included in Other non-current liabilities on the Consolidated Balance Sheets. As of June 29, 2024, $0.1 million was included in Other current liabilities, and $15.7 million was included in Other non-current liabilities on the Consolidated Balance Sheets.

As of June 28, 2025, future minimum annual lease payments of Santa Rosa's non-cancelable leaseback agreements were as follows *(in millions)*:

Fiscal Years		
2026	$	3.1
2027		3.2
2028		2.7
2029		2.6
2030		2.7
Thereafter		5.6
Total minimum leaseback payments	$	19.9

Guarantees

Authoritative guidance requires upon issuance of a guarantee the guarantor must recognize a liability for the fair value of the obligation that it assumes under the guarantee. In addition, disclosures about the guarantees that an entity has issued, including a tabular reconciliation of the changes of the entity's product warranty liabilities, are required.

The Company from time to time enters into certain types of contracts that contingently require the Company to indemnify parties against third-party claims. These contracts primarily relate to: (i) divestiture agreements, under which the Company may provide customary indemnifications to purchasers of the Company's businesses or assets; (ii) certain real estate leases, under which the Company may be required to indemnify property owners for environmental and other liabilities, and other claims arising from the Company's use of the applicable premises; and (iii) certain agreements with the Company's officers, directors and employees, under which the Company may be required to indemnify such persons for liabilities arising out of their employment relationship.

The terms of such obligations vary. Generally, a maximum obligation is not explicitly stated. Because the obligated amounts of these types of agreements often are not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make significant payments for these obligations, and no liabilities have been recorded for these obligations on the Consolidated Balance Sheets as of June 28, 2025 and June 29, 2024.

Outstanding Standby Letters of Credit and Performance Bonds

As of June 28, 2025, the Company had standby letters of credit of $6.6 million, and other claims of $1.9 million collateralized by restricted cash.

Product Warranties

The Company provides reserves for the estimated costs of product warranties at the time revenue is recognized. Prior to January 1, 2023 the Company offered its customers warranties up to three years for most of its products. On January 1, 2023, the Company changed the standard warranty for most of its products to one year. The Company estimates the costs of its warranty obligations based on its historical experience of known product failure rates, use of materials to repair or replace defective products and service delivery costs incurred in correcting product failures. In addition, from time to time, specific warranty accruals may be made if unforeseen technical problems arise. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

The following table presents the changes in the Company's warranty reserve during fiscal 2025 and 2024 (*in millions*):

	Year Ended	
	June 28, 2025	June 29, 2024
Balance as of beginning of period	$ 7.4	$ 9.0
Provision for warranty	2.3	1.2
Utilization of reserve	(2.6)	(2.8)
Adjustments related to pre-existing warranties (including changes in estimates)	(0.4)	—
Balance as of end of period	$ 6.7	$ 7.4

Legal Proceedings

Tel-Instruments Electronics Corp. Settlement

In July 2023, the Court of Appeals in the State of Kansas affirmed a lower court decision in a case filed by Aeroflex Wichita (Aeroflex), a VIAVI subsidiary, against Tel-Instrument Electronics Corp. (TIC) and two of its employees with total damages of $7.3 million owed to VIAVI. The lower court case, filed by Aeroflex prior to the acquisition by VIAVI and affirmed by the Kansas Court of Appeals, awarded damages caused by tortious interference and improper use and disclosure of Aeroflex's confidential and proprietary business information used by the defendants to win a competitive U.S. Army contract.

TIC did not file a petition to appeal the decision and acknowledged its obligation to pay damages in full. VIAVI subsequently received total payments of $7.3 million from TIC and the two former employees and recorded a gain to Interest and other income, net in the Consolidated Statements of Operations for the year ended June 29, 2024.

U.K. Pension Settlement

In June 2016, the Company received a court decision regarding the validity of an amendment to a pension deed of trust related to one of its foreign subsidiaries which the Company contends contained an error requiring the Company to increase the pension plan's benefit. The Company had subsequently further amended the deed to rectify the error. The court ruled that the amendment increasing the pension plan benefit was valid until the subsequent amendment. The Company estimated the liability to range from £5.7 million to £8.4 million. The Company determined the likelihood of loss to be probable and accrued £5.7 million as of July 2, 2016 in accordance with authoritative guidance on contingencies.

The Company pursued an appeal of the court decision. In March 2018, the appellate court affirmed the decision of the lower court. The Company pursued a motion for summary judgement on the deed of rectification claim. As of July 2, 2022, the related accrued pension liability of £5.4 million or $6.5 million was included in pension and post-employment benefits within Other non-current liabilities on the Consolidated Balance Sheets.

In September 2022, the Company received a favorable court decision, which removed completely and definitively the obligation to fund the increased pension benefit with retrospective effect to 1999. As a result of the judgment, and in accordance with authoritative guidance on contingencies, the Company reversed the liability and recorded a gain (reduction to SG&A expense in the Consolidated Statements of Operations) of £5.7 million or $6.7 million during fiscal 2023.

The Company is subject to a variety of claims and suits that arise from time to time in the ordinary course of its business. While management currently believes that resolving claims against the Company, individually or in aggregate, will not have a material adverse impact on its financial position, results of operations or statement of cash flows, these matters are subject to inherent uncertainties and management's view of these matters may change in the future. Were an unfavorable final outcome to occur, there exists the possibility of a material adverse impact on the Company's financial position, results of operations or cash flows for the period in which the effect becomes reasonably estimable.

Note 19. Operating Segments and Geographic Information

The Company evaluates its operating segments in accordance with the authoritative guidance on segment reporting. The Company's Chief Executive Officer as the Company's CODM uses operating segment financial information to evaluate segment performance and to allocate resources.

The Company's operating and reportable segments are:

(i) Network and Service Enablement:

NSE provides an integrated portfolio of testing, monitoring, assurance and security solutions to help build, maintain, and optimize telecom and datacom networks. Our solutions address lab and production environments, network management, service assurance and AIOps for any kind of network, including wireless, wireline, cloud, satellite, public safety, military and critical infrastructure. NSE also offers a range of product support and professional services such as repair, calibration, software support and technical assistance for its products.

(ii) Optical Security and Performance Products:

OSP leverages its core optical coating technologies and volume manufacturing capability to design, manufacture, and sell technologies for the anti-counterfeiting, 3D sensing, government and aerospace, automotive and industrial markets.

Effective March 30, 2025, the Company realigned its segment reporting structure. As a result, the company's Network Enablement (NE) and Service Enablement (SE) business activities are now reported as a single operating and reportable segment, NSE. Recent acquisitions have reduced the SE segment revenue as a percentage of total VIAVI revenue. In addition, NE and SE are managed under common leadership, share many of the same customers and suppliers and operating expenses associated with the NSE business are not exclusively allocated to either NE or SE. The Company has applied this change retrospectively in the disclosures herein.

Segment Reporting

The CODM manages the Company in two broad business categories: NSE and OSP. The CODM evaluates segment performance of the NSE and OSP business based on segment operating margins. The CODM uses segment operating margin to make budgeting and forecasting decisions and to assess the performance of our segments, primarily by monitoring actual results versus the prior year, the annual budget and forecasted results. In addition, the CODM reviews inventory levels by segment. The Company allocates corporate-level operating expenses to its segment results, except for certain non-core operating and non-operating activities as discussed below.

The Company does not allocate stock-based compensation, acquisition and integrated related charges, amortization of acquisition related intangibles, amortization of acquisition related inventory step-up, legal settlements, restructuring, changes in fair value of contingent consideration liabilities, non-operating income and expenses, or other charges unrelated to core operating performance to its segments because management does not include this information in its measurement of the performance of the operating segments. These items are presented as "Unallocated other expenses" in the table below. Additionally, the Company does not specifically identify and allocate all assets by operating segment.

Information on the Company's reportable segments is as follows (*in millions*):

	Year Ended June 28, 2025		
	Network and Service Enablement	Optical Security and Performance Products	Total
Product revenue	$ 604.3	$ 307.7	$ 912.0
Service revenue	172.3	—	172.3
Net revenue	776.6	307.7	1,084.3
Cost of revenues	288.7	144.2	
Research and development	179.3	17.3	
Selling, general and administrative	165.7	23.8	
Other segment items[1]	101.3	10.1	
Total operating expense	446.3	51.2	
Segment operating income	$ 41.6	$ 112.3	$ 153.9
Segment operating margin	5.4 %	36.5 %	
Unallocated other expenses			(96.4)
Interest and other income, net			11.1
Interest expense			(30.0)
Income before income taxes and equity investment earnings			$ 38.6
Inventories, net	$ 74.4	$ 43.5	$ 117.9
Assets not allocated to segments			1,875.9
Total assets			$ 1,993.8

	Year Ended June 29, 2024		
	Network and Service Enablement	Optical Security and Performance Products	Total
Product revenue	$ 536.4	$ 298.4	$ 834.8
Service revenue	165.6	—	165.6
Net revenue	702.0	298.4	1,000.4
Cost of revenues	262.4	143.5	
Research and development	173.5	16.5	
Selling, general and administrative	160.7	23.2	
Other segment items[1]	97.4	8.2	
Total operating expense	431.6	47.9	
Segment operating income	$ 8.0	$ 107.0	$ 115.0
Segment operating margin	1.1 %	35.9 %	
Unallocated other expenses			(94.2)
Interest and other income, net			21.7
Interest expense			(30.9)
Income before income taxes and equity investment earnings			$ 11.6
Inventories, net	$ 53.1	$ 43.4	$ 96.5
Assets not allocated to segments			1,639.8
Total assets			$ 1,736.3

	Year Ended July 1, 2023		
	Network and Service Enablement	Optical Security and Performance Products	Total
Product revenue	$ 631.3	$ 304.8	$ 936.1
Service revenue	169.9	0.1	170.0
Net revenue	801.2	304.9	1,106.1
Cost of revenues	291.0	146.3	
Research and development	178.6	15.0	
Selling, general and administrative	167.8	24.1	
Other segment items[1]	102.6	8.2	
Total operating expense	449.0	47.3	
Segment operating income	$ 61.2	$ 111.3	$ 172.5
Segment operating margin	7.6 %	36.5 %	
Unallocated other expenses			(90.1)
Loss on convertible note modification			(2.2)
Interest and other income, net			7.6
Interest expense			(27.1)
Income before income taxes and equity investment earnings			$ 60.7
Inventories, net	$ 67.9	$ 48.2	$ 116.1
Assets not allocated to segments			1,734.4
Total assets			$ 1,850.5

(1) Other segment items represents allocation of corporate level operating expenses.

The Company operates primarily in three geographic regions: Americas, Asia-Pacific, and Europe, Middle East and Africa (EMEA). Net revenue is assigned to the geographic region and country where the Company's product is initially shipped. For example, certain customers may request shipment of the Company's product to a contract manufacturer in one country, which may differ from the location of their end customers.

The following table presents net revenue by the three geographic regions in which the Company operates and net revenue from countries that exceeded 10% of the Company's total net revenue for the years ended June 28, 2025, June 29, 2024 and July 1, 2023 (*in millions*):

	Years Ended								
	June 28, 2025			June 29, 2024			July 1, 2023		
	Product Revenue	Service Revenue	Total	Product Revenue	Service Revenue	Total	Product Revenue	Service Revenue	Total
Americas:									
United States	$ 296.7	$ 59.3	$ 356.0	$ 265.0	$ 60.4	$ 325.4	$ 303.5	$ 59.4	$ 362.9
Other Americas	51.2	18.0	69.2	50.3	15.0	65.3	60.3	14.9	75.2
Total Americas	$ 347.9	$ 77.3	$ 425.2	$ 315.3	$ 75.4	$ 390.7	$ 363.8	$ 74.3	$ 438.1
Asia-Pacific:									
Greater China	$ 209.1	$ 6.0	$ 215.1	$ 188.1	$ 5.9	$ 194.0	$ 203.5	$ 7.4	$ 210.9
Other Asia-Pacific	136.0	28.5	164.5	126.5	26.0	152.5	140.2	26.4	166.6
Total Asia-Pacific	$ 345.1	$ 34.5	$ 379.6	$ 314.6	$ 31.9	$ 346.5	$ 343.7	$ 33.8	$ 377.5
EMEA:	$ 219.0	$ 60.5	$ 279.5	$ 204.9	$ 58.3	$ 263.2	$ 228.6	$ 61.9	$ 290.5
Total net revenue	$ 912.0	$ 172.3	$1,084.3	$ 834.8	$ 165.6	$1,000.4	$ 936.1	$ 170.0	$1,106.1

One customer of the Company in the OSP segment generated $166.7 million, $154.1 million and $157.7 million of net revenue, which represented more than 10% of total net revenue, during fiscal 2025, 2024 and 2023, respectively.

Property, plant and equipment, net and Operating ROU assets, net were identified based on the operations in the corresponding geographic areas (*in millions*):

	June 28, 2025	June 29, 2024
United States	$ 181.2	$ 178.8
Other Americas	2.6	3.4
Greater China	23.6	28.8
Other Asia-Pacific	8.9	8.6
United Kingdom	23.3	20.8
Other EMEA	26.4	23.6
Total property, plant and equipment, net and Operating ROU assets, net	$ 266.0	$ 264.0

Note 20. Government Assistance

VALOR Grant

In the third quarter of fiscal 2024, the U.S. National Telecommunications and Information Administration (NTIA) awarded VIAVI a grant from the Public Wireless Supply Chain Innovation Fund. The grant is expected to provide approximately $21.7 million in funding over a three-year performance period for the VIAVI Automated Lab-as-a-Service for Open RAN (VALOR). During the three-year performance period, VIAVI will be required to spend $5.8 million, consisting of $4.0 million for software license fees and $1.8 million for management/administrative fees to operate the lab.

The Company recorded $7.1 million in the form of R&D credits in the Consolidated Statements of Operations during fiscal 2025 under the VALOR Grant. In addition, funding of $1.4 million offset the carrying value of lab equipment purchased during the fiscal year ended June 28, 2025. For the year ended June 28, 2025, we received cash reimbursement of $10.5 million and had pending receipts of $0.6 million included in Prepayments and other current assets on the Consolidated Balance Sheets.

Other Government Assistance

The Company recorded approximately $10.6 million for other government assistance, primarily R&D credits, in the Consolidated Statements of Operations during fiscal 2025. As of June 28, 2025, the Company had pending receipts of approximately $17.5 million related to other government assistance included in Prepayments and other current assets on the Consolidated Balance Sheets.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The SEC defines the term “disclosure controls and procedures” to mean a company’s controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms. “Disclosure controls and procedures” include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act of 1934, as amended, is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to our management. Our management (with the participation of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO)) has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act). Based on such evaluation, our CEO and our CFO have concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of June 28, 2025.

(b) MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Our management, including our CEO and CFO, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in the *Internal Control-Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under the framework in the *Internal Control-Integrated Framework* (2013), our management concluded that our internal control over financial reporting was effective as of June 28, 2025.

In accordance with guidance issued by the Securities and Exchange Commission, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Our management's evaluation of internal control over financial reporting excluded the internal control activities of Inertial Labs, Inc. (Inertial Labs), which we acquired on January 28, 2025, as discussed in "Note 5. Acquisitions" under Item 8 of this Annual Report on Form 10-K. We have included the financial results of Inertial Labs in the Consolidated Financial Statements from the date of acquisition. Total revenues of Inertial Labs subject to the Company's internal control over financial reporting represented approximately 2.3% of our consolidated revenue for the fiscal year ended June 28, 2025. Total assets of Inertial Labs subject to the Company's internal control over financial reporting represented approximately 2.1% of our consolidated total assets as of June 28, 2025. Inertial Lab's goodwill and intangible assets were subject to our management's evaluation of internal control over financial reporting.

Our management has concluded that, as of June 28, 2025, our internal control over financial reporting was effective at the reasonable assurance level based on these criteria.

The effectiveness of the Company's internal control over financial reporting as of June 28, 2025 has been audited by our independent registered public accounting firm PricewaterhouseCoopers LLP, as stated in their report which appears in this Annual Report on Form 10-K under Item 8 "Financial Statements and Supplementary Information."

(c) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f), during the quarter ended June 28, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(d) LIMITATIONS ON EFFECTIVENESS OF CONTROLS

Our management, including our CEO and CFO, does not expect that our disclosure controls and procedures or our internal control will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. Accordingly, our disclosure controls and procedures and our internal control provide reasonable assurance of achieving their objectives.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Arrangements

None of VIAVI's directors or Section 16 officers adopted, modified or terminated a trading arrangement intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or a "non-Rule" 10b5–1 trading arrangement, as those terms are defined in Regulation S-K, Item 408, during the fiscal quarter ended June 28, 2025.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding the Company's directors required by this Item is incorporated by reference to the sections entitled "Proposal 1: Elections of Directors" and "Corporate Governance" in the Company's Definitive Proxy Statement in connection with the 2025 Annual Meeting of Stockholders (the Proxy Statement), which will be filed with the Securities and Exchange Commission within 120 days of the fiscal year ended June 28, 2025.

Information regarding the Company's policies, procedures and practices related to insider trading and the Audit Committee of the Company's Board of Directors required by this Item is incorporated by reference to the section entitled "Corporate Governance" in the Proxy Statement. The Company's Insider Trading Policy is filed as Exhibit 19.1 hereto.

Information regarding the Company's executive officers required by this Item is incorporated by reference to the section entitled "Executive Officers" in the Proxy Statement.

With regard to the information required by this item regarding the compliance with Section 16(a) of the Exchange Act, we will provide disclosure of delinquent Section 16(a) reports, if any, in our Proxy Statement under a section entitled "Delinquent Section 16(a) Reports," and such disclosure, if any, is incorporated herein by reference.

The Company has adopted the "VIAVI Code of Business Conduct" as its code of ethics, which is applicable to all employees, officers and directors of the Company. The full text of the VIAVI Code of Business Conduct is available under Corporate Governance Information which can be found under the Investors tab on the Company's website at *www.viavisolutions.com*.

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendment to, or waiver from, a provision of our Code of Business Conduct by posting such information on our investor relations website under the heading "Governance-Governance Documents" at *https://investor.viavisolutions.com/governance/governance-overview/default.aspx.*

ITEM 11. EXECUTIVE COMPENSATION

Information required by this item is incorporated by reference to the sections entitled “Compensation Discussion and Analysis,” “Executive Compensation and Other Information,” “Proposal 1: Election of Directors—Director Compensation,” “Corporate Governance—Risk Oversight,” “Compensation Committee Interlocks and Insider Participation,” and “Compensation Committee Report” in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding security ownership of certain beneficial owners and management is incorporated by reference to the section entitled “Security Ownership of Certain Beneficial Owners and Management” in the Proxy Statement.

Information regarding the Company’s stockholder approved and non-approved equity compensation plans is incorporated by reference to the section entitled “Executive Compensation and Other Information—Equity Compensation Plans” in the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information required by this item is incorporated by reference to the sections entitled “Certain Relationships and Related Person Transactions,” and “Corporate Governance—Director Independence” in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this item is incorporated by reference to the section entitled “Proposal 2: Ratification of Independent Auditors—Audit and Non-Audit Fees” in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following items are filed as part of this Annual Report on Form 10-K:

(1) Financial Statements:

(2) Financial Statement Schedules: All financial statement schedules have been omitted because the required information is not present in amounts sufficient to require submission of the schedule, not applicable, or because the required information is included in the Consolidated Financial Statements or Notes thereto.

(3) Exhibits:

See Item 15(b)

(b) Exhibits:

The following exhibits are filed herewith or are incorporated by reference to exhibits previously filed with the Securities and Exchange Commission.

		Incorporated by Reference			Filed	Furnished
Exhibit No.	Exhibit Description	Form	Exhibit	Filing Date	Herewith	Not Filed
3.1	Fourth Restated Certificate of Incorporation	8-K	3.1	11/20/2018		
3.2	Amended and Restated Bylaws of Viavi Solutions Inc.	8-K	3.1	2/16/2024		
4.1	Indenture, dated as of March 6, 2023, by and between Viavi Solutions Inc. and U.S. Bank Trust Company, National Association, as Trustee.	8-K	4.1	3/7/2023		
4.2	Form of 1.625% Senior Convertible Notes due 2026	8-K	4.2 (Incl. in 4.1)	3/7/2023		
4.3	Indenture, dated as of September 29, 2021, by and between Viavi Solutions Inc., the Guarantors named party thereto, and Wells Fargo Bank, National Association as Trustee	8-K	4.1	9/29/2021		
4.4	Form of 3.750% Senior Notes due 2029	8-K	4.2 (Inc. in 4.1)	9/29/2021		
4.5	Description of Securities	10-K	4.6	8/24/2020		
10.1+	Employment Agreement between Oleg Khaykin and Viavi Solutions Inc. effective as of February 3, 2016	8-K	10.1	2/2/2016		
10.2+	Viavi Solutions Inc. Employee Stock Purchase Plan (Restated as of November 8, 2023)	10-Q	10.2	2/2/2024		
10.3+	Form of Indemnification Agreement	8-K	10.9	4/20/2015		
10.4+	Viavi Solutions Inc. 2003 Equity Incentive Plan (Restated as of November 8, 2023)	10-Q	10.1	2/2/2024		

10.5+	2003 Equity Incentive Plan Form of Performance Unit Award Agreement	8-K	10.3	6/20/2020		
10.6	Tax Matters Agreement, dated as of July 31, 2015, by and between JDS Uniphase Corporation and Lumentum Holdings Inc.	8-K	10.1	8/5/2015		
10.7+	Viavi Solutions Inc., Change of Control Benefits Plan, (Amended and Restated effective June 16, 2020)	8-K	10.1	6/22/2020		
10.8	Credit Agreement, dated as of December 30, 2021, among Viavi Solutions Inc. and certain of its subsidiaries, the lenders party thereto and Wells Fargo Bank, National Association, as agent	8-K	10.1	1/6/2022		
10.9+	Viavi Solutions Inc. Section 16 Officer Incentive Plan	10-Q	10.1	5/3/2023		
10.10+	Employment Agreement between Ilan Daskal and Viavi Solutions Inc., effective as of November 7, 2023	10-Q	10.4	2/2/2024		
10.11+	Non-Employee Director Compensation Policy, dated as of November 8, 2023	10-Q	10.5	2/2/2024		
10.12+	2003 Equity Incentive Plan Form of Notice and Restricted Stock Unit Agreement	10-Q	10.1	11/1/2024		
10.13	Asset Purchase Agreement by and between Viavi Solutions Inc. and Keysight Technologies, Inc., dated as of March 2, 2025	10-Q	10.1	5/2/2025		
10.14	First Amendment to Asset Purchase Agreement by and between Viavi Solutions Inc. and Keysight Technologies, Inc. dated May 28, 2025				X	
19.1	Viavi Solutions Inc. Insider Trading Policy	10-K	19.1	8/16/2024		
21.1	Subsidiaries of Viavi Solutions Inc.				X	
23.1	Consent of Independent Registered Public Accounting Firm (PricewaterhouseCoopers LLP)				X	
24.1	Power of Attorney (included on the signature page to the Report)					
31.1	Certification of the Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X	
31.2	Certification of the Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X	
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
97.1	Viavi Solutions Inc. Compensation Recovery Policy	10-K	19.1	8/16/2024		
101.SCH	Inline XBRL Taxonomy Extension Schema Document				X	
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				X	
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				X	
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				X	
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				X	
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibits 101)				X	

+Indicates management contract or compensation plan, contract or arrangement.

ITEM 16. 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2025   VIAVI SOLUTIONS INC.

By: /s/ ILAN DASKAL
Name: ILAN DASKAL
Title: Executive Vice President and Chief Financial Officer
(Duly Authorized Officer and Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ OLEG KHAYKIN Oleg Khaykin	President and Chief Executive Officer (Principal Executive Officer)	August 11, 2025
/s/ ILAN DASKAL Ilan Daskal	Executive Vice President and Chief Financial Officer (Duly Authorized Officer and Principal Financial and Accounting Officer)	August 11, 2025
/s/ RICHARD BELLUZZO Richard Belluzzo	Chairman	August 11, 2025
/s/ KEITH BARNES Keith Barnes	Director	August 11, 2025
/s/ LAURA BLACK Laura Black	Director	August 11, 2025
/s/ RICHARD JOHN BURNS Richard John Burns	Director	August 11, 2025
/s/ DONALD COLVIN Donald Colvin	Director	August 11, 2025
/s/ EUGENIA M. CORRALES Eugenia M. Corrales	Director	August 11, 2025
/s/ DOUGLAS GILSTRAP Douglas Gilstrap	Director	August 11, 2025
/s/ MASOOD JABBAR Masood Jabbar	Director	August 11, 2025
/s/ JOANNE SOLOMON Joanne Solomon	Director	August 11, 2025

